HCA®

Hospital Corporation of America®



2011 Annual Report to Stockholders





Company Overview

HCA Holdings, Inc. is one of the leading health care services companies in the United States. At December 31, 2011, we operated 163 hospitals, comprised of 157 general, acute care hospitals; five psychiatric hospitals; and one rehabilitation hospital. In addition, we operated 108 freestanding surgery centers. Our facilities are located in 20 states and England.

Corporate Information

Transfer Agent and Registrar

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, Minnesota 55164-0874
Toll free: 800-468-9716

Certified/Overnight Mail:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075

Independent Registered Public Accounting Firm

Ernst & Young LLP
Nashville, Tennessee

Corporate Headquarters

One Park Plaza
Nashville, Tennessee 37203
615-344-9551

Form 10-K

The Company has filed an annual report on Form 10-K for the year ended December 31, 2011, with the United States Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing: Investor Relations, HCA Holdings, Inc., One Park Plaza, Nashville, TN 37203 or by visiting the Company's website at www.hcahealthcare.com.

Common Stock and Dividend Information

The Common Stock of HCA Holdings, Inc. is listed on the New York Stock Exchange (NYSE) under the symbol "HCA".

On March 1, 2012, the Company had a total of approximately 1,080 stockholders of record.The Company does not currently intend to declare or pay a regular quarterly dividend.

During March 2011, we completed the initial public offering of 87,719,300 shares of our common stock at a price of $30.00 per share (before deducting underwriter discounts, commissions and other related offering expenses). Certain of our stockholders also sold 57,410,700 shares of our common stock in this offering. We did not receive any proceeds from the shares sold by the selling stockholders.

Annual Meeting of Shareholders

The annual meeting of stockholders will be held on April 26, 2012, at 2:00 pm local time at the HCA corporate offices located at One Park Plaza, Nashville, Tennessee. Stockholders of record as of March 1, 2012, are invited to attend.


NH
VT
Portsmouth
MA
RI
CT
NJ
DE
MD
Salt Lake City
San Jose
Denver
Kansas City
Las Vegas
Richmond
Nashville
Oklahoma City
Atlanta
Charleston
Dallas
El Paso
Jacksonville
London
San Antonio
Austin
Anchorage
Tampa
Houston
New Orleans
Baton Rouge
Miami

The terms "HCA" or the "Company" as used in this report refer to HCA Holdings, Inc. and its affiliates, unless otherwise stated or indicated by context. The term "facilities" refers to entities owned or operated by subsidiaries or affiliates of HCA Holdings, Inc. References herein to "HCA employees" refer to employees or affiliates of HCA Management Services, LP or HCA Holdings, Inc.

Directors

Richard M. Bracken
Chairman and Chief Executive Officer
HCA Holdings, Inc.

John P. Connaughton
Managing Director
Bain Capital

Kenneth W. Freeman
Kohlberg Kravis Roberts & Co.
Dean – Boston University School of Management

Thomas F. Frist III
Principal
Frist Capital LLC

William R. Frist
Principal
Frist Capital LLC

Christopher R. Gordon
Managing Director
Bain Capital

R. Milton Johnson
President and Chief Financial Officer
HCA Holdings, Inc.

Jay O. Light
Dean Emeritus
Harvard Business School

Geoffrey G. Meyers
Executive Vice President, Chief Financial Officer (Retired) – Manor Care, Inc.

Michael W. Michelson
Member – KKR Management LLC

James C. Momtazee
Member – KKR Management LLC

Stephen G. Pagliuca
Managing Director
Bain Capital

Wayne J. Riley, M.D.
President and Chief Executive Officer
Meharry Medical College

Executive Officers

Richard M. Bracken
Chairman and Chief Executive Officer

R. Milton Johnson
President and Chief Financial Officer

Samuel N. Hazen
President - Operations

David G. Anderson
Senior Vice President
Finance and Treasurer

Victor L. Campbell
Senior Vice President

Jana J. Davis
Senior Vice President
Communications

Jon M. Foster
President
Southwest Group

Charles J. Hall
President
National Group

A. Bruce Moore, Jr.
President
Service Line and Operations Integration

Michael P. O'Boyle
President and CEO
Parallon Business Solutions

Jonathan B. Perlin, MD
President
Clinical and Physician Services Group and Chief Medical Officer

W. Paul Rutledge
President
Central Group

Joseph A. Sowell, III
Senior Vice President and Chief Development Officer

Joseph N. Steakley
Senior Vice President
Internal Audit Services

John M. Steele
Senior Vice President
Human Resources

Donald W. Stinnett
Senior Vice President and Controller

Juan Vallarino
Senior Vice President
Strategic Pricing and Analytics

Robert A. Waterman
Senior Vice President, General Counsel and Chief Labor Relations Officer

Noel Brown Williams
Senior Vice President and Chief Information Officer

Alan R. Yuspeh
Senior Vice President and Chief Ethics and Compliance Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number 1-11239

HCA HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**27-3865930** (I.R.S. Employer Identification No.)
One Park Plaza **Nashville, Tennessee** (Address of Principal Executive Offices)	**37203** (Zip Code)

Registrant's telephone number, including area code: **(615) 344-9551**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, $0.01 Par Value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of January 31, 2012, there were 437,618,000 outstanding shares of the Registrant's common stock. As of June 30, 2011, the aggregate market value of the common stock held by nonaffiliates was approximately $5.186 billion. For purposes of the foregoing calculation only, Hercules Holding II, LLC and the Registrant's directors and executive officers have been deemed to be affiliates.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy materials for its 2012 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

INDEX

PART I

Item 1. *Business*

General

HCA Holdings, Inc. is one of the leading health care services companies in the United States. At December 31, 2011, we operated 163 hospitals, comprised of 157 general, acute care hospitals; five psychiatric hospitals; and one rehabilitation hospital. In addition, we operated 108 freestanding surgery centers. Our facilities are located in 20 states and England.

The terms "Company," "HCA," "we," "our" or "us," as used herein and unless otherwise stated or indicated by context, refer to HCA Inc. and its affiliates prior to the Corporate Reorganization (as defined below) and to HCA Holdings, Inc. and its affiliates after the Corporate Reorganization. The term "affiliates" means direct and indirect subsidiaries of HCA Holdings, Inc. and partnerships and joint ventures in which such subsidiaries are partners. The terms "facilities" or "hospitals" refer to entities owned and operated by affiliates of HCA and the term "employees" refers to employees of affiliates of HCA.

Our primary objective is to provide a comprehensive array of quality health care services in the most cost-effective manner possible. Our general, acute care hospitals typically provide a full range of services to accommodate such medical specialties as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. Outpatient and ancillary health care services are provided by our general, acute care hospitals, freestanding surgery centers, diagnostic centers and rehabilitation facilities. Our psychiatric hospitals provide a full range of mental health care services through inpatient, partial hospitalization and outpatient settings.

On November 17, 2006, HCA Inc. was acquired by a private investor group, including affiliates of or funds sponsored by Bain Capital Partners, LLC, Kohlberg Kravis Roberts & Co., BAML Capital Partners and HCA founder, Dr. Thomas F. Frist, Jr. (collectively, the "Investors") and by members of management and certain other investors. The transaction was accounted for as a recapitalization in our financial statements, with no adjustments to the historical basis of our assets and liabilities.

During February 2011, our Board of Directors approved an increase in the number of our authorized shares to 1,800,000,000 shares of common stock and a 4.505-to-one split of our issued and outstanding common shares. All common share and per common share amounts in these consolidated financial statements and notes to consolidated financial statements reflect the 4.505-to-one split. During March 2011, we completed the initial public offering of 87,719,300 shares of our common stock at a price of $30.00 per share (before deducting underwriter discounts, commissions and other related offering expenses). Certain of our stockholders also sold 57,410,700 shares of our common stock in this offering. We did not receive any proceeds from the shares sold by the selling stockholders. Our common stock is now traded on the New York Stock Exchange (symbol "HCA").

The Company was incorporated in Nevada in January 1990 and reincorporated in Delaware in September 1993. Our principal executive offices are located at One Park Plaza, Nashville, Tennessee 37203, and our telephone number is (615) 344-9551.

Corporate Reorganization

On November 22, 2010, HCA Inc. reorganized by creating a new holding company structure (the "Corporate Reorganization"). We are the new parent company, and HCA Inc. is now our wholly-owned direct subsidiary. As part of the Corporate Reorganization, HCA Inc.'s outstanding shares of capital stock were automatically converted, on a share for share basis, into identical shares of our common stock. As a result of the

Corporate Reorganization, we are deemed the successor registrant to HCA Inc. under the Exchange Act. As part of the Corporate Reorganization, we became a guarantor but did not assume the debt of HCA Inc.'s outstanding secured notes.

We have assumed all of HCA Inc.'s obligations with respect to the outstanding shares previously registered on Form S-8 for distribution pursuant to HCA Inc.'s stock incentive plan and have also assumed HCA Inc.'s other equity incentive plans that provide for the right to acquire HCA Inc.'s common stock. The agreements and plans we assumed were each deemed to be automatically amended as necessary to provide that references therein to HCA Inc. now refer to HCA Holdings, Inc. Following the Corporate Reorganization, the right to receive HCA Inc.'s common stock under its various compensation plans and agreements automatically converted into rights for the same number of shares of our common stock, with the same rights and conditions as the corresponding HCA Inc. rights prior to the Corporate Reorganization.

Available Information

We file certain reports with the Securities and Exchange Commission (the "SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an Internet site at http://www.sec.gov that contains the reports, proxy and information statements and other information we file electronically. Our website address is www.hcahealthcare.com. Please note that our website address is provided as an inactive textual reference only. We make available free of charge, through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on our website is not part of this report, and is therefore not incorporated by reference unless such information is specifically referenced elsewhere in this report.

Our Code of Conduct is available free of charge upon request to our Corporate Secretary, HCA Holdings, Inc., One Park Plaza, Nashville, Tennessee 37203.

Business Strategy

We are committed to providing the communities we serve with high quality, cost-effective health care while growing our business, increasing our profitability and creating long-term value for our stockholders. To achieve these objectives, we align our efforts around the following growth agenda:

- grow our presence in existing markets;
- achieve industry-leading performance in clinical and satisfaction measures;
- recruit and employ physicians to meet the need for high quality health services;
- continue to leverage our scale and market positions to enhance profitability; and
- selectively pursue a disciplined development strategy.

Health Care Facilities

We currently own, manage or operate hospitals; freestanding surgery centers; diagnostic and imaging centers; radiation and oncology therapy centers; comprehensive rehabilitation and physical therapy centers; and various other facilities.

At December 31, 2011, we owned and operated 157 general, acute care hospitals with 40,988 licensed beds. Most of our general, acute care hospitals provide medical and surgical services, including inpatient care, intensive care, cardiac care, diagnostic services and emergency services. The general, acute care hospitals also provide outpatient services such as outpatient surgery, laboratory, radiology, respiratory therapy, cardiology and physical therapy. Each hospital has an organized medical staff and a local board of trustees or governing board, made up of members of the local community.

Our hospitals do not typically engage in extensive medical research and education programs. However, some of our hospitals are affiliated with medical schools and may participate in the clinical rotation of medical interns and residents and other education programs.

At December 31, 2011, we operated five psychiatric hospitals with 506 licensed beds. Our psychiatric hospitals provide therapeutic programs including child, adolescent and adult psychiatric care, adult and adolescent alcohol and drug abuse treatment and counseling.

We also operate outpatient health care facilities which include freestanding ambulatory surgery centers ("ASCs"), freestanding emergency care facilities, diagnostic and imaging centers, comprehensive outpatient rehabilitation and physical therapy centers, outpatient radiation and oncology therapy centers and various other facilities. These outpatient services are an integral component of our strategy to develop comprehensive health care networks in select communities. Most of our ASCs are operated through partnerships or limited liability companies, with majority ownership of each partnership or limited liability company typically held by a general partner or subsidiary that is an affiliate of HCA.

Certain of our affiliates provide a variety of management services to our health care facilities, including patient safety programs; ethics and compliance programs; national supply contracts; equipment purchasing and leasing contracts; accounting, financial and clinical systems; governmental reimbursement assistance; construction planning and coordination; information technology systems and solutions; legal counsel; human resources services; and internal audit services.

Sources of Revenue

Hospital revenues depend upon inpatient occupancy levels, the medical and ancillary services ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or payment rates for such services. Charges and reimbursement rates for inpatient services vary significantly depending on the type of payer, the type of service (e.g., medical/surgical, intensive care or psychiatric) and the geographic location of the hospital. Inpatient occupancy levels fluctuate for various reasons, many of which are beyond our control.

We receive payments for patient services from the federal government under the Medicare program, state governments under their respective Medicaid or similar programs, managed care plans, private insurers and directly from patients. Our revenues from third-party payers and the uninsured for the years ended December 31, 2011, 2010 and 2009 are summarized in the following table (dollars in millions):

	Years Ended December 31,					
	2011	**Ratio**	**2010**	**Ratio**	**2009**	**Ratio**
Medicare	**$ 7,653**	**25.8%**	$ 7,203	25.7%	$ 6,866	25.6%
Managed Medicare	**2,442**	**8.2**	2,162	7.7	2,006	7.5
Medicaid	**1,845**	**6.2**	1,962	7.0	1,691	6.3
Managed Medicaid	**1,265**	**4.3**	1,165	4.2	1,113	4.2
Managed care and other insurers	**15,703**	**52.9**	14,762	52.7	14,323	53.5
International (managed care and other insurers)	**938**	**3.2**	784	2.8	702	2.6
	29,846	**100.6**	28,038	100.1	26,701	99.7
Uninsured	**1,846**	**6.2**	1,732	6.2	2,350	8.8
Other	**814**	**2.7**	913	3.3	1,001	3.7
Revenues before provision for doubtful accounts	**32,506**	**109.5**	30,683	109.6	30,052	112.2
Provision for doubtful accounts	**(2,824)**	**(9.5)**	(2,648)	(9.6)	(3,276)	(12.2)
Revenues	**$29,682**	**100.0%**	$28,035	100.0%	$26,776	100.0%

Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons, persons with end-stage renal disease and persons with Lou Gehrig's Disease. Medicaid is a federal-state program, administered by the states, which provides hospital and medical benefits to qualifying individuals who are unable to afford health care. All of our general, acute care hospitals located in the United States are certified as health care services providers for persons covered under Medicare and Medicaid programs. Amounts received under Medicare and Medicaid programs are generally significantly less than established hospital gross charges for the services provided.

Our hospitals generally offer discounts from established charges to certain group purchasers of health care services, including private insurance companies, employers, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and other managed care plans. These discount programs generally limit our ability to increase revenues in response to increasing costs. See Item 1, "Business — Competition." Patients are generally not responsible for the total difference between established hospital gross charges and amounts reimbursed for such services under Medicare, Medicaid, HMOs, PPOs and other managed care plans, but are responsible to the extent of any exclusions, deductibles or coinsurance features of their coverage. The amount of such exclusions, deductibles and coinsurance continues to increase. Collection of amounts due from individuals is typically more difficult than from governmental or third-party payers. We provide discounts to uninsured patients who do not qualify for Medicaid or charity care under our charity care policy. These discounts are similar to those provided to many local managed care plans. In implementing the discount policy, we attempt to qualify uninsured patients for Medicaid, other federal or state assistance or charity care under our charity care policy. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

Medicare

<u>*Inpatient Acute Care*</u>

Under the Medicare program, we receive reimbursement under a prospective payment system ("PPS") for general, acute care hospital inpatient services. Under the hospital inpatient PPS, fixed payment amounts per inpatient discharge are established based on the patient's assigned Medicare severity diagnosis-related group

("MS-DRG"). MS-DRGs classify treatments for illnesses according to the estimated intensity of hospital resources necessary to furnish care for each principal diagnosis. MS-DRG weights represent the average resources for a given MS-DRG relative to the average resources for all MS-DRGs. MS-DRG payments are adjusted for area wage differentials. Hospitals, other than those defined as "new," receive PPS reimbursement for inpatient capital costs based on MS-DRG weights multiplied by a geographically adjusted federal rate. When the cost to treat certain patients falls well outside the normal distribution, providers typically receive additional "outlier" payments.

MS-DRG rates are updated and MS-DRG weights are recalibrated using cost relative weights each federal fiscal year (which begins October 1). The index used to update the MS-DRG rates (the "market basket") gives consideration to the inflation experienced by hospitals and entities outside the health care industry in purchasing goods and services. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the "Health Reform Law") provides for annual decreases to the market basket, including the following reductions for each of the following federal fiscal years: 0.25% in 2011, 0.1% in 2012 and 2013, 0.3% in 2014, 0.2% in 2015 and 2016 and 0.75% in 2017, 2018 and 2019. For federal fiscal year 2012 and each subsequent federal fiscal year, the Health Reform Law provides for the annual market basket update to be further reduced by a productivity adjustment. The amount of that reduction will be the projected, nationwide productivity gains over the preceding 10 years. To determine the projection, the Department of Health and Human Services ("HHS") will use the Bureau of Labor Statistics ("BLS") 10-year moving average of changes in specified economy-wide productivity (the BLS data is typically a few years old). The Health Reform Law does not contain guidelines for use by HHS in projecting the productivity figure. CMS estimates that the combined market basket and productivity adjustments will reduce Medicare payments under the inpatient PPS by $112.6 billion from 2010 to 2019. A decrease in payment rates or an increase in rates that is below the increase in our costs may adversely affect our results of operations.

CMS increased the MS-DRG rate for federal fiscal year 2011 by 2.35%, representing the full market basket of 2.6% minus the 0.25% reduction required by the Health Reform Law. CMS also applied a documentation and coding adjustment of negative 2.9% in federal fiscal year 2011 to account for increases in aggregate payments during implementation of the MS-DRG system, which resulted in an aggregate adjustment of negative 0.55% in federal fiscal year 2011. For federal fiscal year 2012, CMS issued a final rule that results in a net increase of 1.0%. This increase reflects the 2.9% market basket increase, a prospective documentation and coding adjustment of negative 2.0%, a productivity adjustment of negative 1.0%, and a 1.1% increase in light of a January 2011 court decision. In addition, CMS intends to make an additional negative 1.9% documentation and coding adjustment in the future, but has not specified when the adjustment will be made.

Further realignments in the MS-DRG system could also reduce the payments we receive for certain specialties, including cardiology and orthopedics. CMS has focused on payment levels for such specialties in recent years in part because of the proliferation of specialty hospitals. Changes in the payments received for specialty services could have an adverse effect on our results of operations.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("MMA") provides for hospitals to receive a 2% reduction to their market basket updates if they fail to submit data for patient care quality indicators to the Secretary of HHS. As required by the Deficit Reduction Act of 2005 ("DRA 2005"), CMS has expanded, through a series of rulemakings, the number of quality measures that must be reported to avoid the market basket reduction. In federal fiscal year 2012, CMS requires hospitals to report 55 quality measures in order to avoid the market basket reduction for inpatient PPS payments in federal fiscal year 2013. All of our hospitals paid under the Medicare inpatient PPS are participating in the quality initiative by submitting the requested quality data. While we will endeavor to comply with all data submission requirements as additional requirements continue to be added, our submissions may not be deemed timely or sufficient to entitle us to the full market basket adjustment for all of our hospitals.

As part of CMS' goal of transforming Medicare from a passive payer to an active purchaser of quality goods and services, Medicare does not allow an inpatient hospital discharge to be assigned to a higher paying MS-DRG if a selected hospital acquired condition ("HAC") was not present on admission. In this situation, the case is paid as though the secondary diagnosis was not present. Currently, there are ten categories of conditions on the list of HACs. In addition, CMS has established three National Coverage Determinations that prohibit Medicare reimbursement for erroneous surgical procedures performed on an inpatient or outpatient basis. The Health Reform Law provides for reduced payments based on a hospital's HAC rates. Beginning in federal fiscal year 2015, the 25% of hospitals with the worst national risk-adjusted HAC rates in the previous year will receive a 1% reduction in their total inpatient operating Medicare payments. In addition, effective July 1, 2011, the Health Reform Law prohibits the use of federal funds under the Medicaid program to reimburse providers for medical services provided to treat HACs.

The Health Reform Law also provides for reduced payments to hospitals based on readmission rates. Beginning in federal fiscal year 2013, inpatient payments will be reduced if a hospital experiences "excessive" readmissions within the 30-day time period from the date of discharge for heart attack, heart failure, pneumonia or other conditions that may be designated by CMS. Hospitals with what CMS defines as excessive readmissions for these conditions will receive reduced payments for all inpatient discharges, not just discharges relating to the conditions subject to the excessive readmission standard. Each hospital's performance will be publicly reported by CMS. On August 1, 2011, CMS issued a final rule implementing portions of this program but indicated that it will issue in future rulemakings additional policies with respect to excessive readmissions, including the specific payment adjustment methodology.

The Health Reform Law additionally establishes a value-based purchasing program to further link payments to quality and efficiency. In federal fiscal year 2013, HHS is directed to implement a value-based purchasing program for inpatient hospital services. Beginning in federal fiscal year 2013, CMS will reduce the inpatient PPS payment amount for all discharges by the following: 1% for 2013; 1.25% for 2014; 1.5% for 2015; 1.75% for 2016; and 2% for 2017 and subsequent years. For each federal fiscal year, the total amount collected from these reductions will be pooled and used to fund payments to reward hospitals that meet certain quality performance standards established by HHS. The Health Reform Law provides HHS with considerable discretion over the value-based purchasing program. On April 29, 2011, CMS issued a final rule establishing the value-based purchasing program for hospital inpatient services. Under this final rule, CMS estimates it will distribute $850 million in federal fiscal year 2013 to hospitals based on their overall performance on a set of quality measures that have been linked to improved clinical processes of care and patient satisfaction. For payments in federal fiscal year 2013, hospitals will be scored based on a weighted average of patient experience scores using the Hospital Consumer Assessment of Healthcare Providers and Systems survey and 12 clinical process-of-care measures. CMS will score each hospital based on achievement (relative to other hospitals) and improvement ranges (relative to the hospital's own past performance) for each applicable measure. Because the Health Reform Law provides that the pool will be fully distributed, hospitals that meet or exceed the quality performance standards will receive greater reimbursement under the value-based purchasing program than they would have otherwise. Hospitals that do not achieve the necessary quality performance will receive reduced Medicare inpatient hospital payments. CMS will notify each hospital of the amount of its value-based incentive payment for fiscal year 2013 discharges on November 1, 2012.

Historically, the Medicare program has set aside 5.10% of Medicare inpatient payments to pay for outlier cases. For federal fiscal year 2011, CMS established an outlier threshold of $23,075, and for federal fiscal year 2012, CMS reduced the outlier threshold to $22,385. We do not anticipate that the decrease to the outlier threshold for federal fiscal year 2012 will have a material impact on our results of operations.

Outpatient

CMS reimburses hospital outpatient services (and certain Medicare Part B services furnished to hospital inpatients who have no Part A coverage) on a PPS basis. CMS uses fee schedules to pay for physical, occupational and speech therapies, durable medical equipment, clinical diagnostic laboratory services and nonimplantable orthotics and prosthetics, freestanding surgery center services and services provided by independent diagnostic testing facilities.

Hospital outpatient services paid under PPS are classified into groups called ambulatory payment classifications ("APCs"). Services for each APC are similar clinically and in terms of the resources they require. A payment rate is established for each APC. Depending on the services provided, a hospital may be paid for more than one APC for a patient visit. The APC payment rates are updated for each calendar year. For calendar year 2011, CMS increased APC payment rates by 2.35%, which represented a market basket update of 2.6% and a 0.25% reduction required by the Health Reform Law. The Health Reform Law also provides for the following reductions to the market basket update for each of the following calendar years: 0.1% in 2012 and 2013, 0.3% in 2014, 0.2% in 2015 and 2016 and 0.75% in 2017, 2018 and 2019. For calendar year 2012 and each subsequent calendar year, the Health Reform Law provides for an annual market basket update to be further reduced by a productivity adjustment. The amount of that reduction will be the projected, nationwide productivity gains over the preceding 10 years. To determine the projection, HHS will use the BLS 10-year moving average of changes in specified economy-wide productivity (the BLS data is typically a few years old). The Health Reform Law does not contain guidelines for use by HHS in projecting the productivity figure. However, CMS estimates that the combined market basket and productivity adjustments will reduce Medicare payments under the outpatient PPS by $26.3 billion from 2010 to 2019. CMS has issued a final rule that increases the APC payment rate for calendar year 2012 by 1.9%, which includes the full market basket update of 3.0%, a negative 1.0% productivity adjustment and the negative 0.1% adjustment required by the Health Reform Law. CMS continues to require hospitals to submit quality data relating to outpatient care to avoid receiving a 2% reduction to the market basket update under the outpatient PPS. CMS required hospitals to report data on 15 quality measures in calendar year 2011 for the payment determination in calendar year 2012 and requires hospitals to report 23 quality measures in calendar year 2012 to avoid reduced payments in calendar year 2013.

Rehabilitation

CMS reimburses inpatient rehabilitation facilities ("IRFs") on a PPS basis. Under the IRF PPS, patients are classified into case mix groups based upon impairment, age, comorbidities (additional diseases or disorders from which the patient suffers) and functional capability. IRFs are paid a predetermined amount per discharge that reflects the patient's case mix group and is adjusted for area wage levels, low-income patients, rural areas and high-cost outliers. For federal fiscal year 2011, CMS updated the market basket by 2.25%, which represented the full market basket of 2.5% reduced by 0.25% as required by the Health Reform Law. The Health Reform Law also provides for the following reductions to the market basket update for each of the following federal fiscal years: 0.1% in 2012 and 2013, 0.3% in 2014, 0.2% in 2015 and 2016 and 0.75% in 2017, 2018 and 2019. For federal fiscal year 2012 and each subsequent federal fiscal year, the Health Reform Law provides for the annual market basket update to be further reduced by a productivity adjustment. The amount of that reduction will be the projected, nationwide productivity gains over the preceding 10 years. To determine the projection, HHS will use the BLS 10-year moving average of changes in specified economy-wide productivity (the BLS data is typically a few years old). The Health Reform Law does not contain guidelines for use by HHS in projecting the productivity figure. However, CMS estimates that the combined market basket and productivity adjustments will reduce Medicare payments under the IRF PPS by $5.7 billion from 2010 to 2019. For federal fiscal year 2012, CMS has issued a final rule updating inpatient rehabilitation payment rates by 2.2%, which reflects a 2.9% market basket increase, a negative 1.0% productivity adjustment, a 0.1% reduction required by the Health Reform Law, and a 0.4% increase resulting from an update to the outlier threshold amount. Beginning in federal fiscal year 2014, IRFs will be required to report quality measures to CMS or will receive a two percentage point reduction to the market basket update.

In order to qualify for classification as an IRF, at least 60% of a facility's inpatients during the most recent 12-month CMS-defined review period must have required intensive rehabilitation services for one or more of 13 specified conditions. IRFs must also meet additional coverage criteria, including patient selection and care requirements relating to pre-admission screenings, post-admission evaluations, ongoing coordination of care and involvement of rehabilitation physicians. A facility that fails to meet the 60% threshold or other criteria to be classified as an IRF will be paid under the acute care hospital inpatient or outpatient PPS, which generally provide for lower payment amounts. As of December 31, 2011, we had one rehabilitation hospital and 42 hospital rehabilitation units.

Psychiatric

Inpatient hospital services furnished in psychiatric hospitals and psychiatric units of general, acute care hospitals and critical access hospitals are reimbursed under a prospective payment system (the "IPF PPS"), a per diem payment, with adjustments to account for certain patient and facility characteristics. The IPF PPS contains an "outlier" policy for extraordinarily costly cases and an adjustment to a facility's base payment if it maintains a full-service emergency department. CMS has established the IPF PPS payment rate in a manner intended to be budget neutral and historically has used a July 1 update cycle, with each twelve month period referred to as a "rate year." However, CMS has issued a final rule that will transition the IPF PPS to a federal fiscal year update cycle. Accordingly, the rates for 2012 will be effective from July 1, 2011 through September 30, 2012, with future updates coinciding with the federal fiscal year (from October 1 through September 30). The rehabilitation, psychiatric and long-term care ("RPL") market basket update is used to update the IPF PPS. For rate year 2011, CMS updated the market basket by 2.15%, representing the full market basket of 2.4% reduced by 0.25% as required by the Health Reform Law. The Health Reform Law also provides for the following reductions to the market basket update for payment years that begin in the following calendar years: 0.1% in 2012 and 2013, 0.3% in 2014, 0.2% in 2015 and 2016 and 0.75% in 2017, 2018 and 2019. For rate year 2012 and each subsequent payment year, the Health Reform Law provides for the annual market basket update to be further reduced by a productivity adjustment. The amount of that reduction will be the projected, nationwide productivity gains over the preceding 10 years. To determine the projection, HHS will use the BLS 10-year moving average of changes in specified economy-wide productivity (the BLS data is typically a few years old). The Health Reform Law does not contain guidelines for use by HHS in projecting the productivity figure. However, CMS estimates that the combined market basket and productivity adjustments will reduce Medicare payments under the IPF PPS by $4.3 billion from 2010 to 2019. For rate year 2012, which will span 15 months from July 1, 2011 through September 30, 2012, CMS increased inpatient psychiatric payment rates by 2.95%, which includes a market basket increase of 3.2% and a 0.25% reduction required by the Health Reform Law. As of December 31, 2011, we had five psychiatric hospitals and 36 hospital psychiatric units.

Ambulatory Surgery Centers

CMS reimburses ASCs using a predetermined fee schedule. Reimbursements for ASC overhead costs are limited to no more than the overhead costs paid to hospital outpatient departments under the Medicare hospital outpatient PPS for the same procedure. If CMS determines that a procedure is commonly performed in a physician's office, the ASC reimbursement for that procedure is limited to the reimbursement allowable under the Medicare Part B Physician Fee Schedule, with limited exceptions. All surgical procedures, other than those that pose a significant safety risk or generally require an overnight stay, are payable as ASC procedures. From time to time, CMS considers expanding the services that may be performed in ASCs, which may result in more Medicare procedures that historically have been performed in hospitals being moved to ASCs, reducing surgical volume in our hospitals. Also, more Medicare procedures that historically have been performed in ASCs may be moved to physicians' offices. Commercial third-party payers may adopt similar policies. For federal fiscal year 2011 and each subsequent federal fiscal year, the Health Reform Law provides for the annual market basket update to be reduced by a productivity adjustment. The amount of that reduction will be the projected nationwide productivity gains over the preceding 10 years. To determine the projection, HHS will use the BLS 10-year moving average of changes in specified economy-wide productivity (the BLS data is typically a few years old). The Health Reform Law also required HHS to submit a report to Congress on plans for developing a value-based purchasing program for ASCs. In its report, HHS recommends a phased-in approach for implementing a value-based purchasing program but states additional statutory authority would be required to allow performance-based payments. CMS issued a final rule on November 1, 2011 that provides for a 1.6% annual update to ASC payments for calendar year 2012, which includes the market basket update of 2.7% and a negative 1.1% productivity adjustment. The final rule also establishes a quality reporting program for ASCs under which ASCs that fail to report on five quality measures beginning on October 1, 2012 will receive a 2% reduction in reimbursement for calendar year 2014.

Physician Services

Physician services are reimbursed under the physician fee schedule ("PFS") system, under which CMS has assigned a national relative value unit ("RVU") to most medical procedures and services that reflects the various resources required by a physician to provide the services relative to all other services. Each RVU is calculated based on a combination of work required in terms of time and intensity of effort for the service, practice expense (overhead) attributable to the service and malpractice insurance expense attributable to the service. These three elements are each modified by a geographic adjustment factor to account for local practice costs and are then aggregated. The aggregated amount is multiplied by a conversion factor that accounts for inflation and targeted growth in Medicare expenditures (as calculated by the sustainable growth rate ("SGR")) to arrive at the payment amount for each service. While RVUs for various services may change in a given year, any alterations are required by statute to be virtually budget neutral, such that total payments made under the PFS may not differ by more than $20 million from what payments would have been if adjustments were not made.

The PFS rates are adjusted each year, and reductions in both current and future payments are anticipated. The SGR formula, if implemented as mandated by statute, would result in significant reductions to payments under the PFS. Since 2003, the U.S. Congress has passed multiple legislative acts delaying application of the SGR to the PFS. The most recent legislative delay extends calendar year 2011 payment rates through December 31, 2012. We cannot predict whether the U.S. Congress will intervene to prevent this reduction to payments in the future. Barring delay or repeal of the SGR by Congress, Medicare payments to physicians are scheduled to be cut by more than 30% effective January 1, 2013.

Other

Under PPS, the payment rates are adjusted for the area differences in wage levels by a factor ("wage index") reflecting the relative wage level in the geographic area compared to the national average wage level. Beginning in federal fiscal year 2007, CMS adjusted 100% of the wage index factor for occupational mix. The redistributive impact of wage index changes, while slightly negative in the aggregate, is not anticipated to have a material financial impact for 2012. However, the Health Reform Law requires HHS to provide Congress with recommendations on how to comprehensively reform the Medicare wage index system.

Medicare reimburses hospitals for a portion of bad debts resulting from deductible and coinsurance amounts that are uncollectible from Medicare beneficiaries. The Middle Class Tax Relief and Jobs Creation Act of 2012 (the "Jobs Creation Act") reduces the percentage of bad debt amounts that Medicare reimburses from 70% to 65% beginning in federal fiscal year 2013. These reductions are intended to offset, in part, the impact of the most recent legislative delay of the SGR reductions in physician compensation under the PFS. The U.S. Congress has not permanently addressed the SGR reductions, and any further delays or revisions to the SGR may be offset by additional reductions in Medicare payments to other types of providers.

As required by the MMA, CMS is implementing contractor reform whereby CMS has competitively bid the Medicare fiscal intermediary and Medicare carrier functions to 15 Medicare Administrative Contractors ("MACs"), which are geographically assigned and service both Part A and Part B providers within a given jurisdiction. Although CMS has awarded initial contracts to all 15 MAC jurisdictions, full transition to the MAC jurisdictions has been delayed due to CMS resoliciting some bids and implementing other corrective actions in response to filed protests. While chain providers had the option of having all hospitals use one home office MAC, HCA chose to use the MACs assigned to the geographic areas in which our hospitals are located. The individual MAC jurisdictions are in varying phases of transition. During the transition periods and for a potentially unforeseen period thereafter, all of these changes could impact claims processing functions and the resulting cash flow; however, we are unable to predict the impact at this time.

Under the Recovery Audit Contractor ("RAC") program, CMS contracts with RACs on a contingency basis to conduct post-payment reviews to detect and correct improper payments in the fee-for-service Medicare program. CMS has implemented the RAC program on a permanent, nationwide basis as required by statute.

Managed Medicare

Managed Medicare plans relate to situations where a private company contracts with CMS to provide members with Medicare Part A, Part B and Part D benefits. Managed Medicare plans can be structured as HMOs, PPOs or private fee-for-service plans. The Medicare program allows beneficiaries to choose enrollment in certain managed Medicare plans. In 2003, MMA increased reimbursement to managed Medicare plans and expanded Medicare beneficiaries' health care options. Since 2003, the number of beneficiaries choosing to receive their Medicare benefits through such plans has increased. However, the Medicare Improvements for Patients and Providers Act of 2008 imposed new restrictions and implemented focused cuts to certain managed Medicare plans. In addition, the Health Reform Law reduces, over a three year period starting in 2012, premium payments to managed Medicare plans such that CMS' managed care per capita premium payments are, on average, equal to traditional Medicare. The Health Reform Law also implements fee payment adjustments based on service benchmarks and quality ratings. The Congressional Budget Office ("CBO") has estimated that, as a result of these changes, payments to plans will be reduced by $138 billion between 2010 and 2019, while CMS has estimated the reduction to be $145 billion. In addition, the Health Reform Law expands the RAC program to include managed Medicare plans. In light of the current economic downturn and the Health Reform Law, managed Medicare plans may experience reduced premium payments, which may lead to decreased enrollment in such plans.

Medicaid

Medicaid programs are funded jointly by the federal government and the states and are administered by states under approved plans. Most state Medicaid program payments are made under a PPS or are based on negotiated payment levels with individual hospitals. Medicaid reimbursement is often less than a hospital's cost of services. The Health Reform Law requires states to expand Medicaid coverage to all individuals under age 65 with incomes up to 133% of the federal poverty level ("FPL") by 2014. However, the Health Reform Law also requires states to apply a "5% income disregard" to the Medicaid eligibility standard, so that Medicaid eligibility will effectively be extended to those with incomes up to 138% of the FPL. In addition, effective July 1, 2011, the Health Reform Law prohibits the use of federal funds under the Medicaid program to reimburse providers for medical assistance provided to treat HACs. However, CMS has delayed enforcement of this prohibition until July 1, 2012. In a final rule issued June 1, 2011, CMS authorizes states to add additional provider-preventable conditions to the list of HACs for which Medicaid reimbursement will not be allowed.

Since most states must operate with balanced budgets and since the Medicaid program is often the state's largest program, states can be expected to adopt or consider adopting legislation designed to reduce their Medicaid expenditures. The current economic downturn has increased the budgetary pressures on most states, and these budgetary pressures have resulted and likely will continue to result in decreased spending, or decreased spending growth, for Medicaid programs in many states. The American Recovery and Reinvestment Act of 2009 ("ARRA") allocated approximately $87.0 billion to temporarily increase the share of program costs paid by the federal government to fund each state's Medicaid program. Although initially scheduled to expire at the end of 2010, Congress allocated additional funds to extend this increased federal funding to states through June 2011. Although these increased funds provided a benefit to state Medicaid programs by temporarily helping to avoid more extensive program and reimbursement cuts, the expiration of the increased federal funding could result in significant reductions to state Medicaid programs.

Certain states in which we operate have adopted broad-based provider taxes to fund the non-federal share of Medicaid programs. Many states have also adopted, or are considering, legislation designed to reduce coverage, enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states' Medicaid systems. Effective March 23, 2010, the Health Reform Law requires states to at least maintain Medicaid eligibility standards established prior to the enactment of the law for adults until January 1, 2014 and for children until October 1, 2019. However, states with budget deficits may seek a waiver from this requirement to address eligibility standards that apply to adults making more than 133% of the FPL.

Through DRA 2005, Congress has expanded the federal government's involvement in fighting fraud, waste and abuse in the Medicaid program by creating the Medicaid Integrity Program. Among other things, DRA 2005 requires CMS to employ private contractors, referred to as Medicaid Integrity Contractors ("MICs"), to perform post-payment audits of Medicaid claims and identify overpayments. MICs are assigned to five geographic regions and have commenced audits in states assigned to those regions. The Health Reform Law increases federal funding for the MIC program for federal fiscal year 2011 and later years. In addition to MICs, several other contractors and state Medicaid agencies have increased their review activities. The Health Reform Law expands the RAC program's scope to include Medicaid claims.

Managed Medicaid

Managed Medicaid programs enable states to contract with one or more entities for patient enrollment, care management and claims adjudication. The states usually do not relinquish program responsibilities for financing, eligibility criteria and core benefit plan design. We generally contract directly with one of the designated entities, usually a managed care organization. The provisions of these programs are state-specific.

Enrollment in managed Medicaid plans has increased in recent years, as state governments seek to control the cost of Medicaid programs. However, general economic conditions in the states in which we operate may require reductions in premium payments to these plans and may reduce enrollment in these plans.

Accountable Care Organizations and Bundled Payment Initiatives

The Health Reform Law requires HHS to establish a Medicare Shared Savings Program ("MSSP") that promotes accountability and coordination of care through the creation of Accountable Care Organizations ("ACOs"), beginning no later than January 1, 2012. The program will allow certain providers and suppliers (including hospitals, physicians and other designated professionals) to voluntarily form ACOs and work together along with other ACO participants to invest in infrastructure and redesign delivery processes to achieve high quality and efficient delivery of services. The program is intended to produce savings as a result of improved quality and operational efficiency. ACOs that achieve quality performance standards established by HHS will be eligible to share in a portion of the amounts saved by the Medicare program. HHS has significant discretion to determine key elements of the program. In 2011, CMS, the HHS Office of Inspector General (the "OIG") and certain other federal agencies released a series of rules and guidance further defining and implementing the ACO program. These rules and guidance provide for two different ACO tracks, the first of which allows ACOs to share only in the savings under the MSSP. The second track requires ACOs to share in any savings or losses under the MSSP but offers ACOs a greater share of any savings realized under the MSSP. As authorized by the Health Reform Law, the rules and guidance also provide for certain waivers from fraud and abuse laws for ACOs. In addition, beginning January 1, 2012, CMS has authorized 32 organizations to participate in the "Pioneer" ACO program, which is similar to, but separate from, the ACOs created under the MSSP regulations.

The Health Reform Law created the Center for Medicare and Medicaid Innovation with responsibility for establishing demonstration projects and other initiatives in order to identify, develop, test and encourage the adoption of new methods of delivering and paying for healthcare that create savings under the Medicare and Medicaid programs while improving quality of care. For example, the Center for Medicare and Medicaid Innovation has announced a voluntary bundled payment initiative that will link payments to participating providers for services provided during an episode of care. In addition, the Health Reform Law requires HHS to establish a five-year, voluntary national bundled payment pilot program for Medicare services beginning no later than January 1, 2013. Under the program, providers would agree to receive one payment for services provided to Medicare patients for certain medical conditions or episodes of care. In addition, the Health Reform Law provides for a five-year bundled payment pilot program for Medicaid services. HHS may select up to eight states to participate, and these state programs may target particular categories of beneficiaries, selected diagnoses or geographic regions of the state. The selected state programs will provide one payment for both hospital and physician services provided to Medicaid patients for certain episodes of inpatient care.

Disproportionate Share Hospital Payments

In addition to making payments for services provided directly to beneficiaries, Medicare makes additional payments to hospitals that treat a disproportionately large number of low-income patients (Medicaid and Medicare patients eligible to receive Supplemental Security Income). Disproportionate share hospital ("DSH") payments are determined annually based on certain statistical information required by HHS and are calculated as a percentage addition to MS-DRG payments.

Under the Health Reform Law, beginning in federal fiscal year 2014, Medicare DSH payments will be reduced to 25% of the amount they otherwise would have been absent the law. The remaining 75% of the amount that would otherwise be paid under Medicare DSH will be effectively pooled, and this pool will be reduced further each year by a formula that reflects reductions in the national level of uninsured who are under 65 years of age. Each DSH hospital will then be paid, out of the reduced DSH payment pool, an amount allocated based upon its level of uncompensated care. It is difficult to predict the full impact of the Medicare DSH reductions. The CBO estimates $22 billion in reductions to Medicare DSH payments between 2010 and 2019, while for the same time period, CMS estimates reimbursement reductions totaling $50 billion.

Hospitals that provide care to a disproportionately high number of low-income patients may receive Medicaid DSH payments. The federal government distributes federal Medicaid DSH funds to each state based on a statutory formula. The states then distribute the DSH funding among qualifying hospitals. States have broad discretion to define which hospitals qualify for Medicaid DSH payments and the amount of such payments. The Health Reform Law will reduce funding for the Medicaid DSH hospital program in federal fiscal years 2014 through 2020 by the following amounts: 2014 ($500 million); 2015 ($600 million); 2016 ($600 million); 2017 ($1.8 billion); 2018 ($5 billion); 2019 ($5.6 billion); and 2020 ($4 billion). In addition, the Jobs Creation Act provides for an additional Medicaid DSH reduction of $4.1 billion in federal fiscal year 2021. How such cuts are allocated among the states and how the states allocate these cuts among providers, have yet to be determined.

TRICARE

TRICARE is the Department of Defense's health care program for members of the armed forces. For inpatient services, TRICARE reimburses hospitals based on a DRG system modeled on the Medicare inpatient PPS. The Department of Defense has also implemented a PPS for hospital outpatient services furnished to TRICARE beneficiaries similar to that utilized for services furnished to Medicare beneficiaries. Because the Medicare outpatient PPS APC rates have historically been below TRICARE rates, the adoption of this payment methodology for TRICARE beneficiaries has reduced our reimbursement; however, TRICARE outpatient services do not represent a significant portion of our patient volumes.

Annual Cost Reports

All hospitals participating in the Medicare, Medicaid and TRICARE programs, whether paid on a reasonable cost basis or under a PPS, are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require the submission of annual cost reports covering the revenues, costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients.

Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. These audits often require several years to reach the final determination of amounts due to or from us under these programs. Providers also have rights of appeal, and it is common to contest issues raised in audits of cost reports.

Managed Care and Other Discounted Plans

Most of our hospitals offer discounts from established charges to certain large group purchasers of health care services, including managed care plans and private insurance companies. Admissions reimbursed by commercial managed care and other insurers were 31%, 32%, and 34% of our total admissions for the years ended December 31, 2011, 2010 and 2009, respectively. Managed care contracts are typically negotiated for terms between one and three years. While we generally received contracted annual average increases that were expected to yield 5% to 6% from managed care payers during 2011, there can be no assurance that we will continue to receive increases in the future. It is not clear what impact, if any, the increased obligations on managed care payers and other health plans imposed by the Health Reform Law will have on our ability to negotiate reimbursement increases.

Uninsured and Self-Pay Patients

A high percentage of our uninsured patients are initially admitted through our emergency rooms. For the year ended December 31, 2011, approximately 82% of our admissions of uninsured patients occurred through our emergency rooms. The Emergency Medical Treatment and Labor Act ("EMTALA") requires any hospital that participates in the Medicare program to conduct an appropriate medical screening examination of every person who presents to the hospital's emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize that condition or make an appropriate transfer of the individual to a facility that can handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual's ability to pay for treatment. The Health Reform Law requires health plans to reimburse hospitals for emergency services provided to enrollees without prior authorization and without regard to whether a participating provider contract is in place. Further, as enacted, the Health Reform Law contains provisions that seek to decrease the number of uninsured individuals, including requirements and incentives, which do not become effective until 2014, for individuals to obtain, and large employers to provide, insurance coverage. These mandates may reduce the financial impact of screening for and stabilizing emergency medical conditions. However, many factors are unknown regarding the impact of the Health Reform Law, including how many previously uninsured individuals will obtain coverage as a result of the law or the change, if any, in the volume of inpatient and outpatient hospital services that are sought by and provided to previously uninsured individuals and the payer mix. In addition, it is difficult to predict the full impact of the Health Reform Law due to the law's complexity, lack of implementing regulations or interpretive guidance, gradual and potentially delayed implementation, pending court challenges and possible amendment or repeal.

Electronic Health Record Incentives

ARRA provides for Medicare and Medicaid incentive payments beginning in federal fiscal year 2011 for eligible hospitals and calendar year 2011 for eligible professionals that adopt and meaningfully use certified electronic health record ("EHR") technology. A total of at least $20 billion in incentives is being made available through the Medicare and Medicaid EHR incentive programs to eligible hospitals and eligible professionals in the adoption of EHRs.

Under the Medicare incentive program, eligible hospitals that demonstrate meaningful use will receive incentive payments for up to four fiscal years. The Medicare incentive payment amount is the product of three factors: (1) an initial amount comprised of a base amount of $2,000,000, plus $200 for each acute care inpatient discharge, beginning with a hospital's 1,150th discharge of the applicable year and ending with a hospital's 23,000th discharge of the applicable year; (2) the "Medicare share," which is the sum of Medicare Part A and Part C acute care inpatient-bed-days divided by the product of the total acute care inpatient-bed-days and a charity care factor; and (3) a transition factor applicable to the payment year. In order to maximize their incentive payments, acute care hospitals must participate in the incentive program by federal fiscal year 2013. Beginning in federal fiscal year 2015, acute care hospitals that fail to demonstrate meaningful use of certified EHR technology will receive reduced market basket updates under inpatient PPS.

Eligible professionals who demonstrate meaningful use are entitled to incentive payments for up to five payment years in an amount equal to 75% of their estimated Medicare allowed charges for covered professional services furnished during the relevant calendar year, subject to an annual limit. Eligible professionals must participate in the incentive payment program by calendar year 2012 in order to maximize their incentive payments and must participate by calendar year 2014 in order to receive any incentive payments. Beginning in calendar year 2015, eligible professionals who do not demonstrate meaningful use of certified EHR technology will face Medicare payment reductions.

The Medicaid EHR incentive program is voluntary for states to implement. For participating states, the Medicaid EHR incentive program will provide incentive payments for acute care hospitals and eligible professionals that meet certain volume percentages of Medicaid patients, as well as children's hospitals. Providers may only participate in a single state's Medicaid EHR incentive program. Eligible professionals can only participate in either the Medicaid incentive program or the Medicare incentive program and can change this election only one time. Eligible hospitals may participate in both the Medicare and Medicaid incentive programs.

To qualify for incentive payments under the Medicaid program, providers must either adopt, implement, upgrade or demonstrate meaningful use of, certified EHR technology during their first participation year or successfully demonstrate meaningful use of certified EHR technology in subsequent participation years. Payments may be received for up to six participation years. For hospitals, the aggregate Medicaid EHR incentive amount is the product of two factors: (1) the overall EHR amount which is comprised of a base amount of $2,000,000 plus a discharge-related amount, multiplied by the Medicare share (which is set at one by statute) multiplied by a transition factor, and (2) the "Medicaid share," which is the estimated Medicaid inpatient-bed days plus estimated Medicaid managed care inpatient bed-days, divided by the product of the estimated total inpatient bed-days and a charity care factor. Under the Medicaid incentive program, eligible professionals may receive payments based on their EHR costs, up to total amount of $63,750, or for pediatricians, $42,500. There is no penalty for hospitals or professionals under Medicaid for failing to meet EHR meaningful use requirements.

Hospital Utilization

We believe the most important factors relating to the overall utilization of a hospital are the quality and market position of the hospital and the number and quality of physicians and other health care professionals providing patient care within the facility. Generally, we believe the ability of a hospital to be a market leader is determined by its breadth of services, level of technology, quality and condition of the facilities, emphasis on quality of care and convenience for patients and physicians. Other factors that impact utilization include the growth in local population, local economic conditions and market penetration of managed care programs.

The following table sets forth certain operating statistics for our health care facilities. Health care facility operations are subject to certain seasonal fluctuations, including decreases in patient utilization during holiday periods and increases in the cold weather months. The data set forth in this table includes only those facilities that are consolidated for financial reporting purposes.

	Years Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Number of hospitals at end of period(a)	**163**	156	155	158	161
Number of freestanding outpatient surgery centers at end of period(b)	**108**	97	97	97	99
Number of licensed beds at end of period(c)	**41,594**	38,827	38,839	38,504	38,405
Weighted average licensed beds(d)	**39,735**	38,655	38,825	38,422	39,065
Admissions(e)	**1,620,400**	1,554,400	1,556,500	1,541,800	1,552,700
Equivalent admissions(f)	**2,595,900**	2,468,400	2,439,000	2,363,600	2,352,400
Average length of stay (days)(g)	**4.8**	4.8	4.8	4.9	4.9
Average daily census(h)	**21,123**	20,523	20,650	20,795	21,049
Occupancy rate(i)	**53%**	53%	53%	54%	54%
Emergency room visits(j)	**6,143,500**	5,706,200	5,593,500	5,246,400	5,116,100
Outpatient surgeries(k)	**799,200**	783,600	794,600	797,400	804,900
Inpatient surgeries(l)	**484,500**	487,100	494,500	493,100	516,500

(a) Excludes eight facilities in 2010, 2009, 2008 and 2007 that were not consolidated (accounted for using the equity method) for financial reporting purposes.

(b) Excludes one facility in 2011, nine facilities in 2010 and 2007 and eight facilities in 2009 and 2008 that were not consolidated (accounted for using the equity method) for financial reporting purposes.

(c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(d) Represents the average number of licensed beds, weighted based on periods owned.

(e) Represents the total number of patients admitted to our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(f) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.

(g) Represents the average number of days admitted patients stay in our hospitals.

(h) Represents the average number of patients in our hospital beds each day.

(i) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms.

(j) Represents the number of patients treated in our emergency rooms.

(k) Represents the number of surgeries performed on patients who were not admitted to our hospitals. Pain management and endoscopy procedures are not included in outpatient surgeries.

(l) Represents the number of surgeries performed on patients who have been admitted to our hospitals. Pain management and endoscopy procedures are not included in inpatient surgeries.

Competition

Generally, other hospitals in the local communities served by most of our hospitals provide services similar to those offered by our hospitals. Additionally, in recent years the number of freestanding ASCs and diagnostic centers (including facilities owned by physicians) in the geographic areas in which we operate has increased significantly. As a result, most of our hospitals operate in a highly competitive environment. In some cases, competing hospitals are more established than our hospitals. Some competing hospitals are owned by tax-supported government agencies and many others are owned by not-for-profit entities that may be supported by endowments, charitable contributions and/or tax revenues and are exempt from sales, property and income taxes. Such exemptions and support are not available to our hospitals and may provide the tax supported or not-for-profit entities an advantage in funding capital expenditures. In certain localities there are large teaching hospitals that provide highly specialized facilities, equipment and services which may not be available at most of our hospitals. We also face competition from specialty hospitals, some of which are physician-owned, and from both our own and unaffiliated freestanding ASCs for market share in certain high margin services.

Psychiatric hospitals frequently attract patients from areas outside their immediate locale and, therefore, our psychiatric hospitals compete with both local and regional hospitals, including the psychiatric units of general, acute care hospitals.

Our strategies are designed to ensure our hospitals are competitive. We believe our hospitals compete within local communities on the basis of many factors, including the quality of care, ability to attract and retain quality physicians, skilled clinical personnel and other health care professionals, location, breadth of services, technology offered, quality and condition of the facilities and prices charged. The Health Reform Law requires hospitals to publish annually a list of their standard charges for items and services. We have increased our focus on operating outpatient services with improved accessibility and more convenient service for patients, and increased predictability and efficiency for physicians.

Two of the most significant factors to the competitive position of a hospital are the number and quality of physicians affiliated with or employed by the hospital. Although physicians may at any time terminate their relationship with a hospital we operate, our hospitals seek to retain physicians with varied specialties on the hospitals' medical staffs and to attract other qualified physicians. We believe physicians refer patients to a hospital on the basis of the quality and scope of services it renders to patients and physicians, the quality of physicians on the medical staff, the location of the hospital and the quality of the hospital's facilities, equipment and employees. Accordingly, we strive to maintain and provide quality facilities, equipment, employees and services for physicians and patients.

Another major factor in the competitive position of a hospital is our ability to negotiate service contracts with purchasers of group health care services. Managed care plans attempt to direct and control the use of hospital services and obtain discounts from hospitals' established gross charges. In addition, employers and traditional health insurers continue to attempt to contain costs through negotiations with hospitals for managed care programs and discounts from established gross charges. Generally, hospitals compete for service contracts with group health care services purchasers on the basis of price, market reputation, geographic location, quality and range of services, quality of the medical staff and convenience. Our future success will depend, in part, on our ability to retain and renew our managed care contracts and enter into new managed care contracts on favorable terms. Other health care providers may impact our ability to enter into managed care contracts or negotiate increases in our reimbursement and other favorable terms and conditions. For example, some of our competitors may negotiate exclusivity provisions with managed care plans or otherwise restrict the ability of managed care companies to contract with us. The trend toward consolidation among non-government payers tends to increase their bargaining power over fee structures. In addition, as various provisions of the Health Reform Law are implemented, including the establishment of American Health Benefit Exchanges ("Exchanges") and limitations on rescissions of coverage and pre-existing condition exclusions, non-government payers may increasingly demand reduced fees or be unwilling to negotiate reimbursement increases. The importance of obtaining contracts with managed care organizations varies from community to community, depending on the market strength of such organizations.

State certificate of need ("CON") laws, which place limitations on a hospital's ability to expand hospital services and facilities, make capital expenditures and otherwise make changes in operations, may also have the effect of restricting competition. We currently operate health care facilities in a number of states with CON laws. Before issuing a CON, these states consider the need for additional or expanded health care facilities or services. In those states which have no CON laws or which set relatively high levels of expenditures before they become reviewable by state authorities, competition in the form of new services, facilities and capital spending is more prevalent. See Item 1, "Business — Regulation and Other Factors."

We and the health care industry as a whole face the challenge of continuing to provide quality patient care while dealing with rising costs and strong competition for patients. Changes in medical technology, existing and future legislation, regulations and interpretations and managed care contracting for provider services by private and government payers remain ongoing challenges.

Admissions, average lengths of stay and reimbursement amounts continue to be negatively affected by payer-required pre-admission authorization, utilization review and payer pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. The Health Reform Law potentially expands the use of prepayment review by Medicare contractors by eliminating statutory restrictions on their use. Increased competition, admission constraints and payer pressures are expected to continue. To meet these challenges, we intend to expand and update our facilities or acquire or construct new facilities where appropriate, to enhance the provision of a comprehensive array of outpatient services, offer market competitive pricing to private payer groups, upgrade facilities and equipment and offer new or expanded programs and services.

Regulation and Other Factors

Licensure, Certification and Accreditation

Health care facility construction and operation are subject to numerous federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, fire prevention, rate-setting and compliance with building codes and environmental protection laws. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. We believe our health care facilities are properly licensed under applicable state laws. Each of our acute care hospitals is certified for participation in the Medicare and Medicaid programs and is accredited by The Joint Commission. If any facility were to lose its Medicare or Medicaid certification, the facility would be unable to receive reimbursement from federal health care programs. If any facility were to lose accreditation by The Joint Commission, the facility would be subject to state surveys, potentially be subject to increased scrutiny by CMS and likely lose payment from non-government payers. Management believes our facilities are in substantial compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for us to make changes in our facilities, equipment, personnel and services. The requirements for licensure, certification and accreditation also include notification or approval in the event of the transfer or change of ownership or certain other changes. Failure to provide required notifications or obtain necessary approvals in these circumstances can result in the inability to complete an acquisition or change of ownership, loss of licensure or other penalties.

Certificates of Need

In some states where we operate hospitals and other health care facilities, the construction or expansion of health care facilities, the acquisition of existing facilities, the transfer or change of ownership and the addition of new beds or services may be subject to review by and prior approval of, or notifications to, state regulatory agencies under a CON program. Such laws generally require the reviewing state agency to determine the public need for additional or expanded health care facilities and services. Failure to provide required notifications or obtain necessary state approvals can result in the inability to expand facilities, complete an acquisition or change ownership or other penalties.

State Rate Review

Some states have adopted legislation mandating rate or budget review for hospitals or have adopted taxes on hospital revenues, assessments or licensure fees to fund indigent health care within the state. In the aggregate, indigent tax provisions have not materially, adversely affected our results of operations. Although we do not currently operate facilities in states that mandate rate or budget reviews, we cannot predict whether we will operate in such states in the future, or whether the states in which we currently operate may adopt legislation mandating such reviews.

Federal Health Care Program Regulations

Participation in any federal health care program, including the Medicare and Medicaid programs, is heavily regulated by statute and regulation. If a hospital fails to substantially comply with the numerous conditions of participation in the Medicare and Medicaid programs or performs certain prohibited acts, the hospital's participation in the federal health care programs may be terminated, or civil and/or criminal penalties may be imposed.

Anti-kickback Statute

A section of the Social Security Act known as the "Anti-kickback Statute" prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a federal health care program. Courts have interpreted this statute broadly and held that there is a violation of the Anti-kickback Statute if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. Furthermore, the Health Reform Law provides that knowledge of the law or the intent to violate the law is not required. Violations of the Anti-kickback Statute may be punished by a criminal fine of up to $25,000 for each violation or imprisonment, civil money penalties of up to $50,000 per violation and damages of up to three times the total amount of the remuneration and/or exclusion from participation in federal health care programs, including Medicare and Medicaid. The Health Reform Law provides that submission of a claim for services or items generated in violation of the Anti-kickback Statute constitutes a false or fraudulent claim and may be subject to additional penalties under the federal False Claims Act ("FCA").

The OIG, among other regulatory agencies, is responsible for identifying and eliminating fraud, abuse and waste. The OIG carries out this mission through a nationwide program of audits, investigations and inspections. The OIG provides guidance to the industry through various methods including advisory opinions and "Special Fraud Alerts." These Special Fraud Alerts do not have the force of law, but identify features of arrangements or transactions that the government believes may cause the arrangements or transactions to violate the Anti-kickback Statute or other federal health care laws. The OIG has identified several incentive arrangements that constitute suspect practices, including: (a) payment of any incentive by a hospital each time a physician refers a patient to the hospital, (b) the use of free or significantly discounted office space or equipment in facilities usually located close to the hospital, (c) provision of free or significantly discounted billing, nursing or other staff services, (d) free training for a physician's office staff in areas such as management techniques and laboratory techniques, (e) guarantees which provide, if the physician's income fails to reach a predetermined level, the hospital will pay any portion of the remainder, (f) low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients to the hospital, (g) payment of the costs of a physician's travel and expenses for conferences, (h) coverage on the hospital's group health insurance plans at an inappropriately low cost to the physician, (i) payment for services (which may include consultations at the hospital) which require few, if any, substantive duties by the physician, (j) purchasing goods or services from physicians at prices in excess of their fair market value, and (k) rental of space in physician offices, at other than fair market value terms, by persons or entities to which physicians refer. The OIG has encouraged persons having information about hospitals who offer the above types of incentives to physicians to report such information to the OIG.

The OIG also issues Special Advisory Bulletins as a means of providing guidance to health care providers. These bulletins, along with the Special Fraud Alerts, have focused on certain arrangements that could be subject to heightened scrutiny by government enforcement authorities, including: (a) contractual joint venture arrangements and other joint venture arrangements between those in a position to refer business, such as physicians, and those providing items or services for which Medicare or Medicaid pays, and (b) certain "gainsharing" arrangements, i.e., the practice of giving physicians a share of any reduction in a hospital's costs for patient care attributable in part to the physician's efforts.

In addition to issuing Special Fraud Alerts and Special Advisory Bulletins, the OIG issues compliance program guidance for certain types of health care providers. The OIG guidance identifies a number of risk areas under federal fraud and abuse statutes and regulations. These areas of risk include compensation arrangements with physicians, recruitment arrangements with physicians and joint venture relationships with physicians.

As authorized by Congress, the OIG has published safe harbor regulations that outline categories of activities deemed protected from prosecution under the Anti-kickback Statute. Currently, there are statutory exceptions and safe harbors for various activities, including the following: certain investment interests, space rental, equipment rental, practitioner recruitment, personnel services and management contracts, sale of practice, referral services, warranties, discounts, employees, group purchasing organizations, waiver of beneficiary coinsurance and deductible amounts, managed care arrangements, obstetrical malpractice insurance subsidies, investments in group practices, freestanding surgery centers, ambulance replenishing, and referral agreements for specialty services.

The fact that conduct or a business arrangement does not fall within a safe harbor, or it is identified in a Special Fraud Alert, Special Advisory Bulletin or other guidance or as a risk area in the Supplemental Compliance Guidelines for Hospitals, does not necessarily render the conduct or business arrangement illegal under the Anti-kickback Statute. However, such conduct and business arrangements may lead to increased scrutiny by government enforcement authorities.

We have a variety of financial relationships with physicians and others who either refer or influence the referral of patients to our hospitals and other health care facilities, including employment contracts, leases, medical director agreements and professional service agreements. We also have similar relationships with physicians and facilities to which patients are referred from our facilities. In addition, we provide financial incentives, including minimum revenue guarantees, to recruit physicians into the communities served by our hospitals. While we endeavor to comply with the applicable safe harbors, certain of our current arrangements, including joint ventures and financial relationships with physicians and other referral sources and persons and entities to which we refer patients, do not qualify for safe harbor protection.

Although we believe our arrangements with physicians and other referral sources have been structured to comply with current law and available interpretations, there can be no assurance regulatory authorities enforcing these laws will determine these financial arrangements comply with the Anti-kickback Statute or other applicable laws. An adverse determination could subject us to liabilities under the Social Security Act and other laws, including criminal penalties, civil monetary penalties and exclusion from participation in Medicare, Medicaid or other federal health care programs.

Stark Law

The Social Security Act also includes a provision commonly known as the "Stark Law." The Stark Law prohibits physicians from referring Medicare and Medicaid patients to entities with which they or any of their immediate family members have a financial relationship, if these entities provide certain "designated health services" reimbursable by Medicare or Medicaid unless an exception applies. The Stark Law also prohibits entities that provide designated health services reimbursable by Medicare and Medicaid from billing the Medicare and Medicaid programs for any items or services that result from a prohibited referral and requires the entities to refund amounts received for items or services provided pursuant to the prohibited referral. "Designated health services" include inpatient and outpatient hospital services, clinical laboratory services and radiology services. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties of up to $15,000 per claim submitted and exclusion from the federal health care programs. The statute also provides for a penalty of up to $100,000 for a circumvention scheme. There are exceptions to the self-referral prohibition for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements. Unlike safe harbors under the Anti-kickback Statute with which compliance is voluntary, an arrangement must comply with every requirement of a Stark Law exception or the arrangement is in violation of the Stark Law. Although there is an exception for a physician's ownership interest in an entire hospital, the Health Reform Law prohibits newly created physician-owned hospitals from billing for Medicare patients referred by their physician owners. As a result, the law effectively prevents the formation of new physician-owned hospitals after December 31, 2010. While the Health Reform Law grandfathers existing physician-owned hospitals, it does not allow these hospitals to increase the percentage of physician ownership and significantly restricts their ability to expand services.

Through a series of rulemakings, CMS has issued final regulations implementing the Stark Law. Additional changes to these regulations, which became effective October 1, 2009, further restrict the types of arrangements facilities and physicians may enter, including additional restrictions on certain leases, percentage compensation arrangements, and agreements under which a hospital purchases services "under arrangements." While these regulations were intended to clarify the requirements of the exceptions to the Stark Law, it is unclear how the government will interpret many of these exceptions for enforcement purposes. Further, we do not always have the benefit of significant regulatory or judicial interpretation of the Stark Law and its implementing regulations. We attempt to structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions are detailed and complex, and we cannot assure that every relationship complies fully with the Stark Law.

Similar State Laws

Many states in which we operate also have laws similar to the Anti-kickback Statute that prohibit payments to physicians for patient referrals and laws similar to the Stark Law that prohibit certain self-referrals. The scope of these state laws is broad, since they can often apply regardless of the source of payment for care, and little precedent exists for their interpretation or enforcement. These statutes typically provide for criminal and civil penalties, as well as loss of facility licensure.

Other Fraud and Abuse Provisions

HIPAA broadened the scope of certain fraud and abuse laws by adding several criminal provisions for health care fraud offenses that apply to all health benefit programs. The Social Security Act also imposes criminal and civil penalties for making false claims and statements to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered or for misrepresenting actual services rendered in order to obtain higher reimbursement, billing for unnecessary goods and services and cost report fraud. Federal enforcement officials have the ability to exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed health care fraud, even if the officer or managing employee had no knowledge of the fraud. Criminal and civil penalties may be imposed for a number of other prohibited activities, including failure to return known overpayments, certain gainsharing arrangements, billing Medicare amounts that are substantially in excess of a provider's usual charges, offering remuneration to influence a Medicare or Medicaid beneficiary's selection of a health care provider, contracting with an individual or entity known to be excluded from a federal health care program, making or accepting a payment to induce a physician to reduce or limit services, and soliciting or receiving any remuneration in return for referring an individual for an item or service payable by a federal health care program. Like the Anti-kickback Statute, these provisions are very broad. Under the Health Reform Law, civil penalties may be imposed for the failure to report and return an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later. To avoid liability, providers must, among other things, carefully and accurately code claims for reimbursement, promptly return overpayments and accurately prepare cost reports.

Some of these provisions, including the federal Civil Monetary Penalty Law, require a lower burden of proof than other fraud and abuse laws, including the Anti-kickback Statute. Civil monetary penalties that may be imposed under the federal Civil Monetary Penalty Law range from $10,000 to $50,000 per act, and in some cases may result in penalties of up to three times the remuneration offered, paid, solicited or received. In addition, a violator may be subject to exclusion from federal and state health care programs. Federal and state governments increasingly use the federal Civil Monetary Penalty Law, especially where they believe they cannot meet the higher burden of proof requirements under the Anti-kickback Statute. Further, individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds under the Medicare Integrity Program.

The Federal False Claims Act and Similar State Laws

The *qui tam*, or whistleblower, provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. Further, the government may use the FCA to prosecute Medicare and other government program fraud in areas such as coding errors, billing for services not provided and submitting false cost reports. When a private party brings a *qui tam* action under the FCA, the defendant is not made aware of the lawsuit until the government commences its own investigation or makes a determination whether it will intervene. If a defendant is determined by a court of law to be liable under the FCA, the defendant may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. There are many potential bases for liability under the FCA. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. The FCA defines the term "knowingly" broadly. Though simple negligence will not give rise to liability under the FCA, submitting a claim with reckless disregard to its truth or falsity constitutes a "knowing" submission under the FCA and, therefore, may create liability. The Fraud Enforcement and Recovery Act of 2009 expanded the scope of the FCA by, among other things, creating liability for knowingly and improperly avoiding repayment of an overpayment received from the government and broadening protections for whistleblowers. Under the Health Reform Law, the FCA is implicated by the knowing failure to report and return an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later. Further, the Health Reform Law expands the scope of the FCA to cover payments in connection with the Exchanges to be created by the Health Reform Law, if those payments include any federal funds.

In some cases, whistleblowers and the federal government have taken the position, and some courts have held, that providers who allegedly have violated other statutes, such as the Anti-kickback Statute and the Stark Law, have thereby submitted false claims under the FCA. The Health Reform Law clarifies this issue with respect to the Anti-kickback Statute by providing that submission of claims for services or items generated in violation of the Anti-kickback Statute constitutes a false or fraudulent claim under the FCA. Every entity that receives at least $5 million annually in Medicaid payments must have written policies for all employees, contractors or agents, providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the FCA, and similar state laws. In addition, federal law provides an incentive to states to enact false claims laws comparable to the FCA. A number of states in which we operate have adopted their own false claims provisions as well as their own whistleblower provisions under which a private party may file a civil lawsuit in state court. We have adopted and distributed policies pertaining to the FCA and relevant state laws.

HIPAA Administrative Simplification and Privacy and Security Requirements

The Administrative Simplification Provisions of HIPAA require the use of uniform electronic data transmission standards for certain health care claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the health care industry. HHS has issued regulations implementing the HIPAA Administrative Simplification Provisions and compliance with these regulations is mandatory for our facilities. The Health Reform Law requires HHS to adopt standards for additional electronic transactions and to establish operating rules to promote uniformity in the implementation of each standardized electronic transaction. In addition, HIPAA requires that each provider use a National Provider Identifier. CMS has also published a final rule requiring the use of updated standard code sets for certain diagnoses and procedures known as ICD-10 code sets. Implementing the ICD-10 code sets will require significant administrative changes. By regulation, use of the ICD-10 code sets is required beginning October 1, 2013, but CMS has announced that it intends to extend this deadline.

The privacy and security regulations promulgated pursuant to HIPAA extensively regulate the use and disclosure of individually identifiable health information and require covered entities, including health plans and most health care providers, to implement administrative, physical and technical safeguards to protect the security of such information. ARRA broadened the scope of the HIPAA privacy and security regulations. In addition, ARRA extends the application of certain provisions of the security and privacy regulations to business associates (entities that handle identifiable health information on behalf of covered entities) and subjects business associates to civil and criminal penalties for violation of the regulations. On July 14, 2010, HHS issued a proposed rule that would implement many of these ARRA provisions. If finalized, these changes would likely require amendments to existing agreements with business associates and would subject business associates and their subcontractors to direct liability under the HIPAA privacy and security regulations. We currently enforce a HIPAA compliance plan, which we believe complies with HIPAA privacy and security requirements and under which a HIPAA compliance group monitors our compliance. The privacy regulations and security regulations have and will continue to impose significant costs on our facilities in order to comply with these standards.

As required by ARRA, HHS published an interim final rule on August 24, 2009, that requires covered entities to report breaches of unsecured protected health information to affected individuals without unreasonable delay but not to exceed 60 days of discovery of the breach by a covered entity or its agents. Notification must also be made to HHS and, in certain situations involving large breaches, to the media. HHS is required to publish on its website a list of all covered entities that report a breach involving more than 500 individuals. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving individually identifiable information.

Violations of the HIPAA privacy and security regulations may result in civil and criminal penalties, and ARRA has strengthened the enforcement provisions of HIPAA, which may result in increased enforcement activity. As required by ARRA, HHS has announced a pilot program to perform audits of up to 150 covered entities by the end of 2012. ARRA broadens the applicability of the criminal penalty provisions to employees of covered entities and requires HHS to impose penalties for violations resulting from willful neglect. ARRA also significantly increases the amount of the civil penalties, with penalties of up to $50,000 per violation for a maximum civil penalty of $1,500,000 in a calendar year for violations of the same requirement. In addition, ARRA authorizes state attorneys general to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents.

There are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. Our facilities remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties.

EMTALA

All of our hospitals in the United States are subject to EMTALA. This federal law requires any hospital participating in the Medicare program to conduct an appropriate medical screening examination of every individual who presents to the hospital's emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize the condition or make an appropriate transfer of the individual to a facility able to handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual's ability to pay for treatment. There are severe penalties under EMTALA if a hospital fails to screen or appropriately stabilize or transfer an individual or if the hospital delays appropriate treatment in order to first inquire about the individual's ability to pay. Penalties for violations of EMTALA include civil monetary penalties and exclusion from participation in the Medicare program. In addition, an injured individual, the individual's family or a medical facility that suffers a financial loss as a direct result of a hospital's violation of the law can bring a civil suit against the hospital.

The government broadly interprets EMTALA to cover situations in which individuals do not actually present to a hospital's emergency room, but present for emergency examination or treatment to the hospital's campus, generally, or to a hospital-based clinic that treats emergency medical conditions or are transported in a hospital-owned ambulance, subject to certain exceptions. At least one court has interpreted the law also to apply to a hospital that has been notified of a patient's pending arrival in a non-hospital owned ambulance. EMTALA does not generally apply to individuals admitted for inpatient services. The government has expressed its intent to investigate and enforce EMTALA violations actively in the future. We believe our hospitals operate in substantial compliance with EMTALA.

Corporate Practice of Medicine/Fee Splitting

Some of the states in which we operate have laws prohibiting corporations and other entities from employing physicians, practicing medicine for a profit and making certain direct and indirect payments or fee-splitting arrangements between health care providers designed to induce or encourage the referral of patients to, or the recommendation of, particular providers for medical products and services. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between the corporation and the physician may be considered void and unenforceable. These statutes vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies.

Health Care Industry Investigations

Significant media and public attention has focused in recent years on the hospital industry. This media and public attention, changes in government personnel or other factors may lead to increased scrutiny of the health care industry. Except as may be disclosed in our SEC filings, we are not aware of any material investigations of the Company under federal or state health care laws or regulations. It is possible that governmental entities could initiate investigations or litigation in the future at facilities we operate and that such matters could result in significant penalties, as well as adverse publicity. It is also possible that our executives and managers could be included in governmental investigations or litigation or named as defendants in private litigation.

Our substantial Medicare, Medicaid and other governmental billings result in heightened scrutiny of our operations. We continue to monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigations or litigation may result in interpretations that are inconsistent with our or industry practices.

In public statements surrounding current investigations, governmental authorities have taken positions on a number of issues, including some for which little official interpretation previously has been available, that appear to be inconsistent with practices that have been common within the industry and that previously have not been challenged in this manner. In some instances, government investigations that have in the past been conducted under the civil provisions of federal law may now be conducted as criminal investigations.

Both federal and state government agencies have increased their focus on and coordination of civil and criminal enforcement efforts in the health care area. The OIG and the Department of Justice ("DOJ") have, from time to time, established national enforcement initiatives, targeting all hospital providers that focus on specific billing practices or other suspected areas of abuse. The Health Reform Law includes additional federal funding of $350 million over the next 10 years to fight health care fraud, waste and abuse, including $105 million for federal fiscal year 2011 and $65 million in federal fiscal year 2012. In addition, governmental agencies and their agents, such as MACs, fiscal intermediaries and carriers, may conduct audits of our health care operations. Private payers may conduct similar post-payment audits, and we also perform internal audits and monitoring.

In addition to national enforcement initiatives, federal and state investigations have addressed a wide variety of routine health care operations such as: cost reporting and billing practices, including for Medicare outliers; financial arrangements with referral sources; physician recruitment activities; physician joint ventures; and hospital charges and collection practices for self-pay patients. We engage in many of these routine health care operations and other activities that could be the subject of governmental investigations or inquiries. For example, we have significant Medicare and Medicaid billings, numerous financial arrangements with physicians who are referral sources to our hospitals, and joint venture arrangements involving physician investors. Certain of our individual facilities have received, and other facilities may receive, government inquiries from, and may be subject to investigation by, federal and state agencies. Any additional investigations of the Company, our executives or managers could result in significant liabilities or penalties to us, as well as adverse publicity.

Health Care Reform

As enacted, the Health Reform Law will change how health care services are covered, delivered and reimbursed through expanded coverage of uninsured individuals, reduced growth in Medicare program spending, reductions in Medicare and Medicaid DSH payments, and the establishment of programs where reimbursement is tied to quality and integration. In addition, the law reforms certain aspects of health insurance, expands existing efforts to tie Medicare and Medicaid payments to performance and quality, and contains provisions intended to strengthen fraud and abuse enforcement. Numerous lawsuits have challenged the constitutionality of the Health Reform Law. Some federal courts have upheld the constitutionality of the Health Reform Law or dismissed cases on procedural grounds. Others have held unconstitutional the requirement that individuals maintain health insurance or pay a penalty and have either found the Health Reform Law void in its entirety or left the remainder of the law intact. The U.S. Supreme Court is expected to decide the constitutionality of the Health Reform Law in 2012. Based on the outcome of the U.S. Supreme Court's review, the Health Reform Law, or individual components of it, may be upheld, invalidated or modified. In addition, repeal of the Health Reform Law has become a theme in political campaigns during this election year.

Expanded Coverage

Based on CBO and CMS estimates made prior to enactment of the Health Reform Law, by 2019, the Health Reform Law will expand coverage to 32 to 34 million additional individuals (resulting in coverage of an estimated 94% of the legal U.S. population). This increased coverage will occur through a combination of public program expansion and private sector health insurance and other reforms.

Medicaid Expansion

The primary public program coverage expansion will occur through changes in Medicaid, and to a lesser extent, expansion of the Children's Health Insurance Program ("CHIP"). The most significant changes will expand the categories of individuals eligible for Medicaid coverage and permit individuals with relatively higher incomes to qualify. The federal government reimburses the majority of a state's Medicaid expenses, and it conditions its payment on the state meeting certain requirements. The federal government currently requires that states provide coverage for only limited categories of low-income adults under 65 years old (e.g., women who are pregnant, and the blind or disabled). In addition, the income level required for individuals and families to qualify for Medicaid varies widely from state to state.

The Health Reform Law materially changes the requirements for Medicaid eligibility. Commencing January 1, 2014, all state Medicaid programs are required to provide, and the federal government will subsidize, Medicaid coverage to virtually all adults under 65 years old with incomes at or under 133% of the federal poverty level ("FPL"). This expansion will create a minimum Medicaid eligibility threshold that is uniform across states. Further, the Health Reform Law also requires states to apply a "5% income disregard" to the Medicaid eligibility standard, so that Medicaid eligibility will effectively be extended to those with incomes up to 138% of the FPL. According to the CBO's March 2011 projection, the new eligibility requirements will expand Medicaid and CHIP coverage by an estimated 17 million persons nationwide. A disproportionately large percentage of the new Medicaid coverage is likely to be in states that currently have relatively low income eligibility requirements.

As Medicaid is a joint federal and state program, the federal government provides states with "matching funds" in a defined percentage, known as the federal medical assistance percentage ("FMAP"). Beginning in 2014, states will receive an enhanced FMAP for the individuals enrolled in Medicaid pursuant to the Health Reform Law. The FMAP percentage is as follows: 100% for calendar years 2014 through 2016; 95% for 2017; 94% in 2018; 93% in 2019; and 90% in 2020 and thereafter.

The Health Reform Law also provides that the federal government will subsidize states that create non-Medicaid plans for residents whose incomes are greater than 133% of the FPL but do not exceed 200% of the FPL. Approved state plans will be eligible to receive federal funding. The amount of that funding per individual will be equal to 95% of subsidies that would have been provided for that individual had he or she enrolled in a health plan offered through one of the Exchanges, as discussed below.

Historically, states often have attempted to reduce Medicaid spending by limiting benefits and tightening Medicaid eligibility requirements. However, the Health Reform Law requires states to at least maintain Medicaid eligibility standards established prior to the enactment of the law for adults until January 1, 2014 and for children until October 1, 2019. States with budget deficits may seek a waiver from this requirement, but only to address eligibility standards that apply to adults making more than 133% of the FPL.

Private Sector Expansion

The expansion of health coverage through the private sector as a result of the Health Reform Law will occur through new requirements applicable to health insurers, employers and individuals. Health insurers must keep their annual nonmedical costs lower than 15% of premium revenue for the group market and lower than 20% in the small group and individual markets or rebate to enrollees the amount spent in excess of the percentage. In addition, health insurers are not permitted to deny coverage to children based upon a pre-existing condition and must allow dependent care coverage for children up to 26 years old. Commencing January 1, 2014, health insurers will be prohibited from imposing annual coverage limits, dropping coverage, excluding persons based upon pre-existing conditions or denying coverage for any individual who is willing to pay the premiums for such coverage.

Larger employers will be subject to new requirements and incentives to provide health insurance benefits to their full time employees. Effective January 1, 2014, employers with 50 or more employees that do not offer health insurance will be held subject to a penalty if an employee obtains government-subsidized coverage through an Exchange. The employer penalties will range from $2,000 to $3,000 per employee, subject to certain thresholds and conditions.

As enacted, the Health Reform Law uses various means to induce individuals who do not have health insurance to obtain coverage. By January 1, 2014, individuals will be required to maintain health insurance for a minimum defined set of benefits or pay a tax penalty. The penalty in most cases is $95 in 2014, $325 in 2015, $695 in 2016, and indexed to a cost of living adjustment in subsequent years. The Internal Revenue Service ("IRS"), in consultation with HHS, is responsible for enforcing the tax penalty, although the Health Reform Law limits the availability of certain IRS enforcement mechanisms. In addition, for individuals and families below 400% of the FPL, the cost of obtaining health insurance through the Exchanges will be subsidized by the federal government. Those with lower incomes will be eligible to receive greater subsidies. It is anticipated that those at the lowest income levels will have the majority of their premiums subsidized by the federal government, in some cases in excess of 95% of the premium amount.

To facilitate the purchase of health insurance by individuals and small employers, each state must establish an Exchange by January 1, 2014. Based on CBO estimates issued in March 2011, approximately 24 million individuals will obtain their health insurance coverage through an Exchange by 2021. This amount will include individuals who were previously uninsured and individuals who have switched from their prior insurance coverage to a plan obtained through the Exchange. The Health Reform Law requires that the Exchanges be designed to make the process of evaluating, comparing and acquiring coverage simple for consumers. For example, each state's Exchange must maintain an internet website through which consumers may access health plan ratings that are assigned by the state based on quality and price, view governmental health program eligibility requirements and calculate the actual cost of health coverage. Health insurers participating in an Exchange must offer a set of minimum benefits to be defined by HHS and may offer more benefits. Health insurers must offer at least two, and up to five, levels of plans that vary by the percentage of medical expenses that must be paid by the enrollee. These levels are referred to as platinum, gold, silver, bronze and catastrophic plans, with gold and silver being the two mandatory levels of plans. Each level of plan must require the enrollee to share the following percentages of medical expenses up to the deductible/copayment limit: platinum, 10%; gold, 20%; silver, 30%; bronze, 40%; and catastrophic, 100%. Health insurers may establish varying deductible/copayment levels, up to the statutory maximum (estimated to be between $6,000 and $7,000 for an individual). The health insurers must cover 100% of the amount of medical expenses in excess of the deductible/copayment limit. For example, an individual making 100% to 200% of the FPL will have copayments and deductibles reduced to about one-third of the amount payable by those with the same plan with incomes at or above 400% of the FPL.

Public Program Spending

The Health Reform Law provides for Medicare, Medicaid and other federal health care program spending reductions between 2010 and 2019. In March 2010, CMS estimated Medicare fee-for-service reductions from 2010 to 2019 would be $233 billion and the Medicare and Medicaid DSH reductions would be an additional $64 billion. In February 2011, the CBO estimated that from 2012 to 2021, the Health Reform Law reductions would include $379 billion in Medicare fee-for-service market basket and productivity reimbursement reductions, the majority of which will come from hospitals. The CBO estimate included an additional $57 billion in reductions in Medicare and Medicaid DSH funding.

Payments for Hospitals and Ambulatory Surgery Centers

Inpatient Market Basket and Productivity Adjustment. Under the Medicare program, hospitals receive reimbursement under a PPS for general, acute care hospital inpatient services. CMS establishes fixed PPS payment amounts per inpatient discharge based on the patient's assigned MS-DRG. These MS-DRG rates are updated each federal fiscal year, which begins October 1, using a market basket index that takes into account inflation experienced by hospitals and other entities outside the health care industry in purchasing goods and services.

The Health Reform Law provides for three types of annual reductions in the market basket. The first is a general reduction of a specified percentage each federal fiscal year starting in 2010 and extending through 2019. These reductions are as follows: federal fiscal year 2010, 0.25% for discharges occurring on or after April 1, 2010; 2011 (0.25%); 2012 (0.1%); 2013 (0.1%); 2014 (0.3%); 2015 (0.2%); 2016 (0.2%); 2017 (0.75%); 2018 (0.75%); and 2019 (0.75%).

The second type of reduction to the market basket is a "productivity adjustment" that was implemented by HHS beginning in federal fiscal year 2012. The amount of that reduction is the projected nationwide productivity gains over the preceding 10 years. To determine the projection, HHS uses the BLS 10-year moving average of changes in specified economy-wide productivity (the BLS data is typically a few years old). The Health Reform Law does not contain guidelines for HHS to use in projecting the productivity figure. For federal fiscal year 2012, CMS has announced a negative 1.0% productivity adjustment to the market basket. CMS estimates that the combined market basket and productivity adjustments will reduce Medicare payments under the inpatient PPS by $112.6 billion from 2010 to 2019.

The third type of reduction is in connection with the value-based purchasing program discussed in more detail below. Beginning in federal fiscal year 2013, CMS will reduce the inpatient PPS payment amount for all discharges by the following: 1% for 2013; 1.25% for 2014; 1.5% for 2015; 1.75% for 2016; and 2% for 2017 and subsequent years. For each federal fiscal year, the total amount collected from these reductions will be pooled and used to fund payments to hospitals that satisfy certain quality metrics. While some or all of these reductions may be recovered if a hospital satisfies these quality metrics, the recovery amounts may be delayed.

If the aggregate of the three market basket reductions described above is more than the annual market basket adjustments made to account for inflation, there will be a reduction in the MS-DRG rates paid to hospitals. For example, for the federal fiscal year 2011 hospital inpatient PPS, the market basket increase to account for inflation was 2.6% and the aggregate reduction due to the Health Reform Law and the documentation and coding adjustment was 3.15%. Thus, the rates paid to a hospital for inpatient services in federal fiscal year 2011 were 0.55% less than rates paid for the same services in the prior year.

Quality-Based Payment Adjustments and Reductions for Inpatient Services. The Health Reform Law establishes or expands three provisions to promote value-based purchasing and to link payments to quality and efficiency. First, in federal fiscal year 2013, HHS is directed to implement a value-based purchasing program for inpatient hospital services. This program will reward hospitals that meet certain quality performance standards established by HHS. The Health Reform Law provides HHS considerable discretion over the value-based purchasing program. On April 29, 2011, CMS issued a final rule establishing the value-based purchasing program for hospital inpatient services. Under this final rule, CMS states that it estimates it will distribute $850 million in federal fiscal year 2013 to hospitals based on their overall performance on a set of quality measures that have been linked to improved clinical processes of care and patient satisfaction. For payments in federal fiscal year 2013, hospitals will be scored based on a weighted average of patient experience scores using the Hospital Consumer Assessment of Healthcare Providers and Systems survey and 12 clinical process-of-care measures. CMS will score each hospital based on achievement (relative to other hospitals) and improvement ranges (relative to the hospital's own past performance) for each applicable measure. Because the Health Reform Law provides that the pool will be fully distributed, hospitals that meet or exceed the quality performance standards set by HHS will receive greater reimbursement under the value-based purchasing program than they would have otherwise. Hospitals that do not achieve the necessary quality performance will receive reduced Medicare inpatient hospital payments. CMS will notify each hospital of the amount of its value-based incentive payment for fiscal year 2013 discharges on November 1, 2012.

Second, beginning in federal fiscal year 2013, inpatient payments will be reduced if a hospital experiences "excessive readmissions" within the 30-day period from the date of discharge for heart attack, heart failure, pneumonia or other conditions that may be designated by CMS. Hospitals with what CMS defines as "excessive readmissions" for these conditions will receive reduced payments for all inpatient discharges, not just discharges relating to the conditions subject to the excessive readmission standard. Each hospital's performance will be publicly reported by CMS. On August 1, 2011, CMS issued a final rule implementing portions of this program but indicated that it will issue in future rulemakings additional policies with respect to excessive readmissions, including the specific payment adjustment methodology.

Third, reimbursement will be reduced based on a facility's HAC rates. An HAC is a condition that is acquired by a patient while admitted as an inpatient in a hospital, such as a surgical site infection. Beginning in federal fiscal year 2015, the 25% of hospitals with the worst national risk-adjusted HAC rates in the previous year will receive a 1% reduction in their total inpatient operating Medicare payments. In addition, effective July 1, 2011, the Health Reform Law prohibits the use of federal funds under the Medicaid program to reimburse providers for medical services provided to treat HACs. However, CMS has delayed enforcement of this prohibition until July 1, 2012. In a final rule issued June 1, 2011, CMS authorizes states to add additional provider-preventable conditions to the list of HACs for which Medicaid reimbursement will not be allowed.

Outpatient Market Basket and Productivity Adjustment. Hospital outpatient services paid under PPS are classified into APCs. The APC payment rates are updated each calendar year based on the market basket. The first two market basket changes outlined above — the general reduction and the productivity adjustment — apply to outpatient services as well as inpatient services, although these are applied on a calendar year basis. The percentage changes specified in the Health Reform Law summarized above as the general reduction for inpatients — e.g., 0.2% in 2015 — are the same for outpatients.

Medicare and Medicaid DSH Payments. The Medicare DSH program provides for additional payments to hospitals that treat a disproportionate share of low-income patients. Under the Health Reform Law, beginning in federal fiscal year 2014, Medicare DSH payments will be reduced to 25% of the amount they otherwise would have been absent the law. The remaining 75% of the amount that would otherwise be paid under Medicare DSH will be effectively pooled, and this pool will be reduced further each year by a formula that reflects reductions in the national level of uninsured who are under 65 years of age. In other words, the greater the level of coverage for the uninsured nationally, the more the Medicare DSH payment pool will be reduced. Each hospital will then be paid, out of the reduced DSH payment pool, an amount allocated based upon its level of uncompensated care.

It is difficult to predict the full impact of the Medicare DSH reductions, and CBO and CMS estimates differ by $38 billion. The Health Reform Law does not mandate what data source HHS must use to determine the reduction, if any, in the uninsured population nationally. In addition, the Health Reform Law does not contain a definition of "uncompensated care." As a result, it is unclear how a hospital's share of the Medicare DSH payment pool will be calculated. CMS could use the definition of "uncompensated care" used in connection with hospital cost reports. However, in July 2009, CMS proposed material revisions to the definition of "uncompensated care" used for cost report purposes. Those revisions would exclude certain significant costs that had historically been covered, such as unreimbursed costs of Medicaid services. CMS has not issued a final rule, and the Health Reform Law does not require HHS to use this definition, even if finalized, for DSH purposes. How CMS ultimately defines "uncompensated care" for purposes of these DSH funding provisions could have a material effect on a hospital's Medicare DSH reimbursements.

In addition to Medicare DSH funding, hospitals that provide care to a disproportionately high number of low-income patients may receive Medicaid DSH payments. The federal government distributes federal Medicaid DSH funds to each state based on a statutory formula. The states then distribute the DSH funding among qualifying hospitals. Although federal Medicaid law defines some level of hospitals that must receive Medicaid DSH funding, states have broad discretion to define additional hospitals that also may qualify for Medicaid DSH payments and the amount of such payments. The Health Reform Law will reduce funding for the Medicaid DSH hospital program in federal fiscal years 2014 through 2020 by the following amounts: 2014 ($500 million); 2015 ($600 million); 2016 ($600 million); 2017 ($1.8 billion); 2018 ($5 billion); 2019 ($5.6 billion); and 2020 ($4 billion). In addition, the Jobs Creation Act provides for an additional Medicaid DSH reduction of $4.1 billion in federal fiscal year 2021. How such cuts are allocated among the states, and how the states allocate these cuts among providers, have yet to be determined.

ACOs. The Health Reform Law requires HHS to establish the MSSP, which promotes accountability and coordination of care through the creation of ACOs. Beginning no later than January 1, 2012, the program will allow certain providers and suppliers (including hospitals, physicians and other designated professionals) to voluntarily form ACOs and work together along with other ACO participants to invest in infrastructure and redesign delivery processes to achieve high quality and efficient delivery of services. The program is intended to produce savings as a result of improved quality and operational efficiency. ACOs that achieve quality performance standards established by HHS will be eligible to share in a portion of the amounts saved by the

Medicare program. HHS has significant discretion to determine key elements of the program. In 2011, CMS, the OIG and certain other federal agencies released a series of rules and guidance further defining and implementing the ACO program. These rules and guidance provide for two different ACO tracks, the first of which allows ACOs to share only in the savings under the MSSP. The second track requires ACOs to share in any savings or losses under the MSSP but offers ACOs a greater share of any savings realized under the MSSP. As authorized by the Health Reform Law, the rules and guidance also provide for certain waivers from fraud and abuse laws for ACOs. In addition, beginning January 1, 2012, CMS has authorized 32 organizations to participate in the "Pioneer" ACO program, which is similar to, but separate from, the ACOs created under the MSSP regulations.

Bundled Payment Pilot Programs. The Health Reform Law created the Center for Medicare and Medicaid Innovation with responsibility for establishing demonstration projects and other initiatives in order to identify, develop, test and encourage the adoption of new methods of delivering and paying for healthcare that create savings under the Medicare and Medicaid programs while improving quality of care. In addition, the Health Reform Law requires HHS to establish a five-year, voluntary national bundled payment pilot program for Medicare services beginning no later than January 1, 2013. Under the program, providers would agree to receive one payment for services provided to Medicare patients for certain medical conditions or episodes of care. HHS will have the discretion to determine how the program will function. For example, HHS will determine what medical conditions will be included in the program and the amount of the payment for each condition. In addition, the Health Reform Law provides for a five-year bundled payment pilot program for Medicaid services. HHS may select up to eight states to participate based on the potential to lower costs under the Medicaid program while improving care. State programs may target particular categories of beneficiaries, selected diagnoses or geographic regions of the state. The selected state programs will provide one payment for both hospital and physician services provided to Medicaid patients for certain episodes of inpatient care. For both pilot programs, HHS will determine the relationship between the programs and restrictions in certain existing laws, including the Civil Monetary Penalty Law, the Anti-kickback Statute, the Stark Law and the HIPAA privacy, security and transaction standard requirements. However, the Health Reform Law does not authorize HHS to waive other laws that may impact the ability of hospitals and other eligible participants to participate in the pilot programs, such as antitrust laws.

Ambulatory Surgery Centers. The Health Reform Law reduces reimbursement for ASCs through a productivity adjustment to the market basket similar to the productivity adjustment for inpatient and outpatient hospital services, beginning in federal fiscal year 2011. On November 1, 2011, CMS issued a final rule establishing a quality reporting program for ASCs by which ASCs that fail to report on five quality measures beginning on October 1, 2012, will receive a 2% reduction in reimbursement for calendar year 2014.

Medicare Managed Care (Medicare Advantage or "MA"). Under the MA program, the federal government contracts with private health plans to provide inpatient and outpatient benefits to beneficiaries who enroll in such plans. For 2012, approximately 12.8 million Medicare beneficiaries have elected to enroll in MA plans. Effective in 2014, the Health Reform Law requires MA plans to keep annual administrative costs lower than 15% of annual premium revenue. The Health Reform Law reduces, over a three year period starting in 2012, premium payments to the MA plans such that CMS' managed care per capita premium payments are, on average, equal to traditional Medicare. In addition, the Health Reform Law implements fee payment adjustments based on service benchmarks and quality ratings. As a result of these changes, payments to MA plans are estimated to be reduced by $138 to $145 billion between 2010 and 2019. These reductions to MA plan premium payments may cause some plans to raise premiums or limit benefits, which in turn might cause some Medicare beneficiaries to terminate their MA coverage and enroll in traditional Medicare.

Specialty Hospital Limitations

Over the last decade, we have faced significant competition from hospitals that have physician ownership. The Health Reform Law prohibits newly created physician-owned hospitals from billing for Medicare patients referred by their physician owners. As a result, the law effectively prevents the formation of new physician-owned hospitals after December 31, 2010. While the law grandfathers existing physician-owned hospitals, it does not allow these hospitals to increase the percentage of physician ownership and significantly restricts their ability to expand services.

Program Integrity and Fraud and Abuse

The Health Reform Law makes several significant changes to health care fraud and abuse laws, provides additional enforcement tools to the government, increases cooperation between agencies by establishing mechanisms for the sharing of information and enhances criminal and administrative penalties for non-compliance. For example, the Health Reform Law: (1) provides $350 million in increased federal funding over the next 10 years to fight health care fraud, waste and abuse; (2) expands the scope of the RAC program to include MA plans and Medicaid; (3) authorizes HHS, in consultation with the OIG, to suspend Medicare and Medicaid payments to a provider of services or a supplier "pending an investigation of a credible allegation of fraud;" (4) provides Medicare contractors with additional flexibility to conduct random prepayment reviews; and (5) tightens up the rules for returning overpayments made by governmental health programs and expands FCA liability to include failure to timely repay identified overpayments.

Impact of Health Reform Law on the Company

The expansion of health insurance coverage under the Health Reform Law may result in a material increase in the number of patients using our facilities who have either private or public program coverage. In addition, a disproportionately large percentage of the new Medicaid coverage is likely to be in states that currently have relatively low income eligibility requirements. Two such states are Texas and Florida, where about one-half of the Company's licensed beds are located. We also have a significant presence in other relatively low income eligibility states, including Georgia, Kansas, Louisiana, Missouri, Oklahoma and Virginia. Further, the Health Reform Law provides for a value-based purchasing program, the establishment of ACOs and bundled payment pilot programs, which will create possible sources of additional revenue.

However, it is difficult to predict the size of the potential revenue gains to the Company as a result of these elements of the Health Reform Law, because of uncertainty surrounding a number of material factors, including the following:

- how many previously uninsured individuals will obtain coverage as a result of the Health Reform Law (while the CBO estimates 32 million by 2016 and 34 million by 2021, CMS estimates almost 34 million by 2019; both agencies made a number of assumptions to derive that figure, including how many individuals will ignore substantial subsidies and decide to pay the penalty rather than obtain health insurance and what percentage of people in the future will meet the new Medicaid income eligibility requirements);
- what percentage of the newly insured patients will be covered under the Medicaid program and what percentage will be covered by private health insurers;
- the extent to which states will enroll new Medicaid participants in managed care programs;
- the pace at which insurance coverage expands, including the pace of different types of coverage expansion;
- the change, if any, in the volume of inpatient and outpatient hospital services that are sought by and provided to previously uninsured individuals;
- the rate paid to hospitals by private payers for newly covered individuals, including those covered through the newly created Exchanges and those who might be covered under the Medicaid program under contracts with the state;
- the rate paid by state governments under the Medicaid program for newly covered individuals;
- the effect of the value-based purchasing program on our hospitals' revenues and the effects of other quality programs;
- the percentage of individuals in the Exchanges who select the high deductible plans, since health insurers offering those kinds of products have traditionally sought to pay lower rates to hospitals;

- whether the net effect of the Health Reform Law, including the prohibition on excluding individuals based on pre-existing conditions, the requirement to keep medical costs at or above a specified minimum percentage of premium revenue, other health insurance reforms and the annual fee applied to all health insurers, will be to put pressure on the bottom line of health insurers, which in turn might cause them to seek to reduce payments to hospitals with respect to both newly insured individuals and their existing business; and
- the possibility that implementation of the provisions expanding health insurance coverage or the entire Health Reform Law will be delayed due to court challenges or revised or eliminated as a result of court challenges and efforts to repeal or amend the law. Numerous lawsuits have challenged the constitutionality of the Health Reform Law. Some federal courts have upheld the constitutionality of the Health Reform Law or dismissed cases on procedural grounds. Others have held unconstitutional the requirement that individuals maintain health insurance or pay a penalty and have either found the Health Reform Law void in its entirety or left the remainder of the law intact. The U.S. Supreme Court is expected to decide the constitutionality of the Health Reform Law in 2012. In addition, repeal of the Health Reform Law has become a theme in political campaigns during this election year.

On the other hand, the Health Reform Law provides for significant reductions in the growth of Medicare spending, reductions in Medicare and Medicaid DSH payments and the establishment of programs where reimbursement is tied to quality and integration. Since 44.5% of our revenues in 2011 were from Medicare and Medicaid, reductions to these programs may significantly impact the Company and could offset any positive effects of the Health Reform Law. It is difficult to predict the size of the revenue reductions to Medicare and Medicaid spending, because of uncertainty regarding a number of material factors, including the following:

- the amount of overall revenues the Company will generate from Medicare and Medicaid business when the reductions are implemented;
- whether reductions required by the Health Reform Law will be changed by statute or by judicial decision prior to becoming effective;
- the size of the Health Reform Law's annual productivity adjustment to the market basket;
- the amount of the Medicare DSH reductions that will be made, commencing in federal fiscal year 2014;
- the allocation to our hospitals of the Medicaid DSH reductions, commencing in federal fiscal year 2014;
- what the losses in revenues will be, if any, from the Health Reform Law's quality initiatives;
- how successful ACOs will be at coordinating care and reducing costs or whether they will decrease reimbursement;
- the scope and nature of potential changes to Medicare reimbursement methods, such as an emphasis on bundling payments or coordination of care programs;
- whether the Company's revenues from upper payment limit ("UPL") programs, or other Medicaid supplemental programs developed through a federally approved waiver program ("Waiver Program"), will be adversely affected because there may be reductions in available state and local government funding for the programs; and
- reductions to Medicare payments CMS may impose for "excessive readmissions."

Because of the many variables involved, we are unable to predict the net effect on the Company of the expected increases in insured individuals using our facilities, reductions in Medicare spending, reductions in Medicare and Medicaid DSH funding, and numerous other provisions in the Health Reform Law that may affect the Company. Further, it is unclear how efforts to repeal or revise the Health Reform Law and federal lawsuits challenging its constitutionality will be resolved or what the impact would be of any resulting changes to the law.

General Economic and Demographic Factors

The United States economy has weakened significantly in recent years. Depressed consumer spending and higher unemployment rates continue to pressure many industries. During economic downturns, governmental entities often experience budget deficits as a result of increased costs and lower than expected tax collections. These budget deficits have forced federal, state and local government entities to decrease spending for health and human service programs, including Medicare, Medicaid and similar programs, which represent significant payer sources for our hospitals. Other risks we face from general economic weakness include potential declines in the population covered under managed care agreements, increased patient decisions to postpone or cancel elective and nonemergency health care procedures, increases in the uninsured and underinsured populations, increased adoption of health plan structures that shift financial responsibility to patients and further difficulties in our collecting patient copayment and deductible receivables. The Health Reform Law seeks to decrease over time the number of uninsured individuals, by among other things requiring employers to offer, and individuals to carry, health insurance or be subject to penalties. However, it is difficult to predict the full impact of the Health Reform Law due to the law's complexity, lack of implementing regulations or interpretive guidance, gradual and potentially delayed implementation, pending court challenges, and possible amendment or repeal.

The health care industry is impacted by the overall United States economy. The federal deficit, the growing magnitude of Medicare expenditures and the aging of the United States population will continue to place pressure on federal health care programs.

Compliance Program

We maintain a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. The program is intended to monitor and raise awareness of various regulatory issues among employees and to emphasize the importance of complying with governmental laws and regulations. As part of the ethics and compliance program, we provide annual ethics and compliance training to our employees and encourage all employees to report any violations to their supervisor, an ethics and compliance officer or a toll-free telephone ethics line. The Health Reform Law requires providers to implement core elements of compliance program criteria to be established by HHS, on a timeline to be established by HHS, as a condition of enrollment in the Medicare or Medicaid programs, and we may have to modify our compliance programs to comply with these new criteria.

Antitrust Laws

The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the health care industry is currently a priority of the Federal Trade Commission. We believe we are in compliance with such federal and state laws, but courts or regulatory authorities may reach a determination in the future that could adversely affect our operations.

Environmental Matters

We are subject to various federal, state and local statutes and ordinances regulating the discharge of materials into the environment. We do not believe that we will be required to expend any material amounts in order to comply with these laws and regulations.

Insurance

As is typical in the health care industry, we are subject to claims and legal actions by patients in the ordinary course of business. Subject to a $5 million per occurrence self-insured retention, our facilities are insured by our wholly-owned insurance subsidiary for losses up to $50 million per occurrence. The insurance subsidiary has obtained reinsurance for professional liability risks generally above a retention level of $15 million per occurrence. We also maintain professional liability insurance with unrelated commercial carriers for losses in excess of amounts insured by our insurance subsidiary.

We purchase, from unrelated insurance companies, coverage for directors and officers liability and property loss in amounts we believe are adequate. The directors and officers liability coverage includes a $25 million corporate deductible for the period prior to November 2006, a $1 million corporate deductible for the period subsequent to November 2006 until our initial public offering in March 2011 and a $5 million corporate deductible subsequent to our initial public offering in March 2011. In addition, we will continue to purchase coverage for our directors and officers on an ongoing basis. The property coverage includes varying deductibles depending on the cause of the property damage. These deductibles range from $500,000 per claim up to 5% of the affected property values for certain flood and wind and earthquake related incidents.

Employees and Medical Staffs

At December 31, 2011, we had approximately 199,000 employees, including approximately 49,000 part-time employees. References herein to "employees" refer to employees of our affiliates. We are subject to various state and federal laws that regulate wages, hours, benefits and other terms and conditions relating to employment. At December 31, 2011, employees at 38 of our hospitals are represented by various labor unions. While no elections are expected in 2012, it is possible additional hospitals may unionize in the future. We consider our employee relations to be good and have not experienced work stoppages that have materially, adversely affected our business or results of operations. Our hospitals, like most hospitals, have experienced rising labor costs. In some markets, nurse and medical support personnel availability has become a significant operating issue to health care providers. To address this challenge, we have implemented several initiatives to improve retention, recruiting, compensation programs and productivity.

Our hospitals are staffed by licensed physicians, including both employed physicians and physicians who are not employees of our hospitals. Some physicians provide services in our hospitals under contracts, which generally describe a term of service, provide and establish the duties and obligations of such physicians, require the maintenance of certain performance criteria and fix compensation for such services. Any licensed physician may apply to be accepted to the medical staff of any of our hospitals, but the hospital's medical staff and the appropriate governing board of the hospital, in accordance with established credentialing criteria, must approve acceptance to the staff. Members of the medical staffs of our hospitals often also serve on the medical staffs of other hospitals and may terminate their affiliation with one of our hospitals at any time.

We may be required to continue to enhance wages and benefits to recruit and retain nurses and other medical support personnel or to hire more expensive temporary or contract personnel. As a result, our labor costs could increase. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. Certain proposed changes in federal labor laws and the National Labor Relations Board's (the "NLRB") modification of its election procedures could increase the likelihood of employee unionization attempts. To the extent a significant portion of our employee base unionizes, our costs could increase materially. In addition, the states in which we operate could adopt mandatory nurse-staffing ratios or could reduce mandatory nurse-staffing ratios already in place. State-mandated nurse-staffing ratios could significantly affect labor costs, and have an adverse impact on revenues if we are required to limit patient admissions in order to meet the required ratios.

Executive Officers of the Registrant

As of February 17, 2012, our executive officers were as follows:

Name	Age	Position(s)
Richard M. Bracken	59	Chairman of the Board and Chief Executive Officer
R. Milton Johnson	55	President, Chief Financial Officer and Director
David G. Anderson	64	Senior Vice President — Finance and Treasurer
Victor L. Campbell	65	Senior Vice President
Jana J. Davis	53	Senior Vice President — Communications
Jon M. Foster	50	President — Southwest Group
Charles J. Hall	58	President — National Group
Samuel N. Hazen	51	President — Operations
A. Bruce Moore, Jr.	51	President — Service Line and Operations Integration
Michael P. O'Boyle	55	President and CEO — Parallon Business Solutions[sm]
Jonathan B. Perlin, M.D.	50	President — Clinical and Physician Services Group and Chief Medical Officer
W. Paul Rutledge	57	President — Central Group
Joseph A. Sowell, III	55	Senior Vice President and Chief Development Officer
Joseph N. Steakley	57	Senior Vice President — Internal Audit Services
John M. Steele	56	Senior Vice President — Human Resources
Donald W. Stinnett	55	Senior Vice President and Controller
Juan Vallarino	51	Senior Vice President — Strategic Pricing and Analytics
Robert A. Waterman	58	Senior Vice President, General Counsel and Chief Labor Relations Officer
Noel Brown Williams	56	Senior Vice President and Chief Information Officer
Alan R. Yuspeh	62	Senior Vice President and Chief Ethics and Compliance Officer

Richard M. Bracken has served as Chief Executive Officer of the Company since January 2009 and was appointed as Chairman of the Board in December 2009. Mr. Bracken served as President and Chief Executive Officer from January 2009 to December 2009. Mr. Bracken was appointed Chief Operating Officer in July 2001 and served as President and Chief Operating Officer from January 2002 to January 2009. Mr. Bracken served as President — Western Group of the Company from August 1997 until July 2001. From January 1995 to August 1997, Mr. Bracken served as President of the Pacific Division of the Company. Prior to 1995, Mr. Bracken served in various hospital Chief Executive Officer and Administrator positions with HCA-Hospital Corporation of America.

R. Milton Johnson has served as President and Chief Financial Officer of the Company since February 2011 and was appointed as a director in December 2009. Mr. Johnson served as Executive Vice President and Chief Financial Officer from July 2004 to February 2011 and as Senior Vice President and Controller of the Company from July 1999 until July 2004. Mr. Johnson served as Vice President and Controller of the Company from November 1998 to July 1999. Prior to that time, Mr. Johnson served as Vice President — Tax of the Company from April 1995 to October 1998. Prior to that time, Mr. Johnson served as Director of Tax for Healthtrust, Inc. — The Hospital Company from September 1987 to April 1995.

David G. Anderson has served as Senior Vice President — Finance and Treasurer of the Company since July 1999. Mr. Anderson served as Vice President — Finance of the Company from September 1993 to July 1999 and was appointed to the additional position of Treasurer in November 1996. From March 1993 until September 1993, Mr. Anderson served as Vice President — Finance and Treasurer of Galen Health Care, Inc. From July 1988 to March 1993, Mr. Anderson served as Vice President — Finance and Treasurer of Humana Inc.

Victor L. Campbell has served as Senior Vice President of the Company since February 1994. Prior to that time, Mr. Campbell served as HCA-Hospital Corporation of America's Vice President for Investor, Corporate and Government Relations. Mr. Campbell joined HCA-Hospital Corporation of America in 1972. Mr. Campbell serves on the board of the Nashville Health Care Council, as a member of the American Hospital Association's President's Forum, and on the board and Executive Committee of the Federation of American Hospitals.

Jana J. Davis was appointed Senior Vice President — Communications in February 2011. Prior to that time, she served as Vice President of Communications for the Company from November 1997 to February 2011. Ms. Davis joined HCA in 1997 from Burson-Marsteller, where she was a Managing Director and served as Corporate Practice Chair for Latin American operations. Ms. Davis also held a number of Public Affairs positions in the George H.W. Bush and Reagan Administrations. Ms. Davis is an attorney and serves on the Board of Governors for the Federation of American Hospitals.

Jon M. Foster was appointed President Southwest Group in February 2011. Prior to that, Mr. Foster served as Division President for the Central and West Texas Division from January 2006 to February 2011. Mr. Foster joined HCA in March 2001 as President and CEO of St. David's HealthCare in Austin, Texas and served in that position until February 2011. Prior to joining the Company, Mr. Foster served in various executive capacities within the Baptist Health System, Knoxville, Tennessee and The Methodist Hospital System in Houston, Texas.

Charles J. Hall was appointed President-National Group in February 2011. Prior to that, Mr. Hall served as President — Eastern Group from October 2006 to February 2011. Mr. Hall had previously served the Company as President — North Florida Division from April 2003 until October 2006, as President of the East Florida Division from January 1999 until April 2003, as a Market President in the East Florida Division from January 1998 until December 1998, as President of the South Florida Division from February 1996 until December 1997, and as President of the Southwest Florida Division from October 1994 until February 1996, and in various other capacities since 1987.

Samuel N. Hazen was appointed President — Operations of the Company in February 2011. Mr. Hazen served as President — Western Group from July 2001 to February 2011 and as Chief Financial Officer — Western Group of the Company from August 1995 to July 2001. Mr. Hazen served as Chief Financial Officer — North Texas Division of the Company from February 1994 to July 1995. Prior to that time, Mr. Hazen served in various hospital and regional Chief Financial Officer positions with Humana Inc. and Galen Health Care, Inc.

A. Bruce Moore, Jr., was appointed President — Service Line and Operations Integration in February 2011. Prior to that, Mr. Moore had served as President — Outpatient Services Group since January 2006. Mr. Moore served as Senior Vice President and as Chief Operating Officer — Outpatient Services Group from July 2004 to January 2006 and as Senior Vice President — Operations Administration from July 1999 until July 2004. Mr. Moore served as Vice President — Operations Administration of the Company from September 1997 to July 1999, as Vice President — Benefits from October 1996 to September 1997, and as Vice President — Compensation from March 1995 until October 1996.

Michael O'Boyle was appointed President and Chief Executive Officer of Parallon Business Solutions in January 2012. Prior to that, Mr. O'Boyle served as President of UnitedHealth Networks from 2008 to 2012. From 2005 to 2008, he served as the Chief Operating Officer of the Cleveland Clinic. He joined the Cleveland Clinic as Chief Financial Officer in 2001. From 1991 to 2001, he served as Chief Financial Officer for Medlantic Healthcare Group and MedStar Health, Inc. From 1987 to 1991, he held several financial leadership roles, including Chief Financial Officer, for three hospitals.

Dr. Jonathan B. Perlin was appointed President — Clinical and Physician Services Group and Chief Medical Officer in February 2011. Dr. Perlin had served as President — Clinical Services Group and Chief Medical Officer from November 2007 to February 2011 and as Chief Medical Officer and Senior Vice President — Quality of the Company from August 2006 to November 2007. Prior to joining the Company, Dr. Perlin served as Under Secretary for Health in the U.S. Department of Veterans Affairs since April 2004. Dr. Perlin joined the Veterans Health Administration in November 1999 where he served in various capacities, including as Deputy Under Secretary for Health from July 2002 to April 2004, and as Chief Quality and Performance Officer from November 1999 to September 2002.

W. Paul Rutledge has served as President — Central Group since October 2005. Mr. Rutledge served as President of the MidAmerica Division from January 2001 to October 2005. He served as President of TriStar Health System from June 1996 to January 2001 and served as President of Centennial Medical Center from May 1993 to June 1996. He has served in leadership capacities with HCA for more than 29 years, working with hospitals in the United States and London, England.

Joseph A. Sowell, III was appointed as Senior Vice President and Chief Development Officer of the Company in December 2009. From 1987 to 1996 and again from 1999 to 2009, Mr. Sowell was a partner at the law firm of Waller Lansden Dortch & Davis where he specialized in the areas of health care law, mergers and acquisitions, joint ventures, private equity financing, tax law and general corporate law. He also co-managed the firm's corporate and commercial transactions practice. From 1996 to 1999, Mr. Sowell served as the head of development, and later as the Chief Operating Officer of Arcon Healthcare.

Joseph N. Steakley has served as Senior Vice President — Internal Audit Services of the Company since July 1999. Mr. Steakley served as Vice President — Internal Audit Services from November 1997 to July 1999. From October 1989 until October 1997, Mr. Steakley was a partner with Ernst & Young LLP. Mr. Steakley is a member of the board of directors of J. Alexander's Corporation, where he serves on the compensation committee and as chairman of the audit committee.

John M. Steele has served as Senior Vice President — Human Resources of the Company since November 2003. Mr. Steele served as Vice President — Compensation and Recruitment of the Company from November 1997 to October 2003. From March 1995 to November 1997, Mr. Steele served as Assistant Vice President — Recruitment.

Donald W. Stinnett has served as Senior Vice President and Controller since December 2008. Mr. Stinnett served as Chief Financial Officer — Eastern Group from October 2005 to December 2008 and Chief Financial Officer of the Far West Division from July 1999 to October 2005. Mr. Stinnett served as Chief Financial Officer and Vice President of Finance of Franciscan Health System of the Ohio Valley from 1995 until 1999, and served in various capacities with Franciscan Health System of Cincinnati and Providence Hospital in Cincinnati prior to that time.

Juan Vallarino was appointed Senior Vice President — Strategic Pricing and Analytics in February 2011. Prior to that time, Mr. Vallarino had served as Vice President — Strategic Pricing and Analytics since October 2006. Prior to that, Mr. Vallarino served as Vice President of Managed Care for the Western Group of the Company from January 1998 to October 2006.

Robert A. Waterman has served as Senior Vice President and General Counsel of the Company since November 1997 and Chief Labor Relations Officer since March 2009. Mr. Waterman served as a partner in the law firm of Latham & Watkins from September 1993 to October 1997; he was Chair of the firm's health care group during 1997.

Noel Brown Williams has served as Senior Vice President and Chief Information Officer of the Company since October 1997. From October 1996 to September 1997, Ms. Williams served as Chief Information Officer for American Service Group/Prison Health Services, Inc. From September 1995 to September 1996, Ms. Williams worked as an independent consultant. From June 1993 to June 1995, Ms. Williams served as Vice President, Information Services for HCA Information Services. From February 1979 to June 1993, she held various positions with HCA-Hospital Corporation of America Information Services.

Alan R. Yuspeh has served as Senior Vice President and Chief Ethics and Compliance Officer of the Company since May 2007. From October 1997 to May 2007, Mr. Yuspeh served as Senior Vice President — Ethics, Compliance and Corporate Responsibility of the Company. From September 1991 until October 1997, Mr. Yuspeh was a partner with the law firm of Howrey & Simon. As a part of his law practice, Mr. Yuspeh served from 1987 to 1997 as Coordinator of the Defense Industry Initiative on Business Ethics and Conduct.

Item 1A. *Risk Factors*

If any of the events discussed in the following risk factors were to occur, our business, financial position, results of operations, cash flows or prospects could be materially, adversely affected. Additional risks and uncertainties not presently known, or currently deemed immaterial, may also constrain our business and operations.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations.

We are highly leveraged. As of December 31, 2011, our total indebtedness was $27.052 billion. As of December 31, 2011, we had availability of $1.935 billion under our senior secured revolving credit facility and $202 million under our asset-based revolving credit facility, after giving effect to letters of credit and borrowing base limitations. Our high degree of leverage could have important consequences, including:

- increasing our vulnerability to downturns or adverse changes in general economic, industry or competitive conditions and adverse changes in government regulations;
- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;
- exposing us to the risk of increased interest rates as certain of our unhedged borrowings are at variable rates of interest;
- limiting our ability to make strategic acquisitions or causing us to make nonstrategic divestitures;
- limiting our ability to obtain additional financing for working capital, capital expenditures, product or service line development, debt service requirements, acquisitions and general corporate or other purposes; and
- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We and our subsidiaries have the ability to incur additional indebtedness in the future, subject to the restrictions contained in our senior secured credit facilities and the indentures governing our outstanding notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

We may not be able to generate sufficient cash to service all of our indebtedness and may not be able to refinance our indebtedness on favorable terms. If we are unable to do so, we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries.

We may find it necessary or prudent to refinance our outstanding indebtedness with longer-maturity debt at a higher interest rate. Our ability to refinance our indebtedness on favorable terms, or at all, is directly affected by the current global economic and financial conditions. In addition, our ability to incur secured indebtedness (which would generally enable us to achieve better pricing than the incurrence of unsecured indebtedness) depends in part on the value of our assets, which depends, in turn, on the strength of our cash flows and results of operations, and on economic and market conditions and other factors.

If our cash flows and capital resources are insufficient to fund our debt service obligations or we are unable to refinance our indebtedness, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions, or the proceeds from the dispositions may not be adequate to meet any debt service obligations then due.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our senior secured credit facilities and the indentures governing our outstanding notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and certain of our subsidiaries' ability to, among other things:

- incur additional indebtedness or issue certain preferred shares;
- pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;
- make certain investments;
- sell or transfer assets;
- create liens;
- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and
- enter into certain transactions with our affiliates.

Under our asset-based revolving credit facility, when (and for as long as) the combined availability under our asset-based revolving credit facility and our senior secured revolving credit facility is less than a specified amount for a certain period of time or, if a payment or bankruptcy event of default has occurred and is continuing, funds deposited into any of our depository accounts will be transferred on a daily basis into a blocked account with the administrative agent and applied to prepay loans under the asset-based revolving credit facility and to cash collateralize letters of credit issued thereunder.

Under our senior secured credit facilities, we are required to satisfy and maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and there can be no assurance we will continue to meet those ratios. A breach of any of these covenants could result in a default under both the cash flow credit facility and the asset-based revolving credit facility. Upon the occurrence of an event of default under the senior secured credit facilities, the lenders thereunder could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the senior secured credit facilities could proceed against the collateral granted to them to secure such indebtedness. We have pledged a significant portion of our assets under our senior secured credit facilities and that collateral (other than certain European collateral securing our senior secured European term loan facility) is also pledged as collateral under our first lien notes. If any of the lenders under the senior secured credit facilities accelerate the repayment of borrowings, there can be no assurance there will be sufficient assets to repay the senior secured credit facilities, the first lien notes and our other indebtedness.

Our hospitals face competition for patients from other hospitals and health care providers.

The health care business is highly competitive, and competition among hospitals and other health care providers for patients has intensified in recent years. Generally, other hospitals in the local communities we serve provide services similar to those offered by our hospitals. In addition, CMS publicizes on its Hospital Compare website performance data related to quality measures and data on patient satisfaction surveys hospitals submit in connection with their Medicare reimbursement. Federal law provides for the future expansion of the number of quality measures that must be reported. Additional quality measures and future trends toward clinical transparency may have an unanticipated impact on our competitive position and patient volumes. Further, the Health Reform Law requires all hospitals to annually establish, update and make public a list of the hospital's standard charges for items and services. If any of our hospitals achieve poor results (or results that are lower than our competitors) on these quality measures or on patient satisfaction surveys or if our standard charges are higher than our competitors, our patient volumes could decline.

In addition, the number of freestanding specialty hospitals, surgery centers and diagnostic and imaging centers in the geographic areas in which we operate has increased significantly. As a result, most of our hospitals operate in a highly competitive environment. Some of the facilities that compete with our hospitals are owned by governmental agencies or not-for-profit corporations supported by endowments, charitable contributions and/or tax revenues and can finance capital expenditures and operations on a tax-exempt basis. Our hospitals face competition from specialty hospitals, some of which are physician-owned, and from both our own and unaffiliated freestanding surgery centers for market share in certain high margin services and for quality physicians and personnel. If ambulatory surgery centers are better able to compete in this environment than our hospitals, our hospitals may experience a decline in patient volume, and we may experience a decrease in margin, even if those patients use our ambulatory surgery centers. In states that do not require a CON for the purchase, construction or expansion of health care facilities or services, competition in the form of new services, facilities and capital spending is more prevalent. Further, if our competitors are better able to attract patients, make capital expenditures and maintain modern and technologically upgraded facilities and equipment, recruit physicians, expand services or obtain favorable managed care contracts at their facilities than our hospitals and ambulatory surgery centers, we may experience an overall decline in patient volume. See Item 1, "Business — Competition."

The growth of uninsured and patient due accounts and a deterioration in the collectibility of these accounts could adversely affect our results of operations.

The primary collection risks of our accounts receivable relate to the uninsured patient accounts and patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (exclusions, deductibles and copayments) remain outstanding. The provision for doubtful accounts relates primarily to amounts due directly from patients. Although Medicare reimburses hospitals for a portion of Medicare bad debts, the Jobs Creation Act will reduce the reimbursement level from 70% of eligible bad debts to 65% beginning in federal fiscal year 2013.

The amount of the provision for doubtful accounts is based upon management's assessment of historical write-offs and expected net collections, business and economic conditions, trends in federal and state governmental and private employer health care coverage, the rate of growth in uninsured patient admissions and other collection indicators. At December 31, 2011, our allowance for doubtful accounts represented approximately 92% of the $4.478 billion patient due accounts receivable balance. The sum of the provision for doubtful accounts, uninsured discounts and charity care increased from $8.362 billion for 2009 to $9.626 billion for 2010 and to $11.214 billion for 2011.

A continuation of the trends that have resulted in an increasing proportion of accounts receivable being comprised of uninsured accounts and a deterioration in the collectibility of these accounts will adversely affect our collection of accounts receivable, cash flows and results of operations. We may also be adversely affected by the growth in patient responsibility accounts as a result of increases in the adoption of plan structures, including health savings accounts, that shift greater responsibility for care to individuals through greater exclusions and copayment and deductible amounts. Prior to the Health Reform Law being fully implemented, our facilities may experience growth in bad debts, uninsured discounts and charity care as a result of a number of factors, including the economic downturn and continued high unemployment. The Health Reform Law seeks to decrease, over time, the number of uninsured individuals through reforms that mostly will become effective January 1, 2014, provided the law is not found to be unconstitutional or otherwise revised. Even after full implementation of the Health Reform Law, we may continue to experience bad debts and have to provide uninsured discounts and charity care for undocumented aliens who are not permitted to enroll in a health insurance exchange or government health care programs and certain others who may not have insurance coverage. Further, implementation of the Health Reform Law could result in some patients terminating their current insurance plans in favor of lower cost Medicaid plans or other insurance coverage with lower reimbursement levels. Patient responsibility accounts may continue to increase even with expanded health plan coverage as a result of increases in plan exclusions and deductibles and copayment amounts.

It is difficult to predict the full impact of the Health Reform Law due to the law's complexity, lack of implementing regulations or interpretive guidance, gradual and potentially delayed implementation, pending court challenges and possible amendment or repeal, as well as our inability to foresee how individuals and businesses will respond to the choices afforded them by the law.

Changes in government health care programs may adversely affect our revenues.

A significant portion of our patient volume is derived from government health care programs, principally Medicare and Medicaid. Specifically, we derived 44.5% of our revenues from the Medicare and Medicaid programs in 2011. Changes in government health care programs may reduce the reimbursement we receive and could adversely affect our business and results of operations.

In recent years, legislative and regulatory changes have resulted in limitations on and, in some cases, reductions in levels of payments to health care providers for certain services under the Medicare program. The Budget Control Act of 2011 (the "BCA") provides for new spending on program integrity initiatives intended to reduce fraud and abuse under the Medicare program. Further, pursuant to the BCA, a bipartisan joint congressional committee was created to identify additional deficit reductions. Because the committee failed to propose a plan to cut the deficit by an additional $1.2 trillion by the November 23, 2011, deadline, the BCA requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. However, the percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. We are unable to predict how these spending reductions will be structured, what other deficit reduction initiatives may be proposed by Congress or whether Congress will attempt to suspend or restructure the automatic budget cuts.

These reductions will be in addition to reductions mandated by the Health Reform Law, which provides for material reductions in the growth of Medicare program spending, including reductions in Medicare market basket updates and Medicare DSH funding. Further, from time to time, CMS revises the reimbursement systems used to reimburse health care providers, including changes to the MS-DRG system and other payment systems, which may result in reduced Medicare payments.

Since most states must operate with balanced budgets and since the Medicaid program is often a state's largest program, some states have enacted or may consider enacting legislation designed to reduce their Medicaid expenditures. Further, many states have also adopted, or are considering, legislation designed to reduce coverage, enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states' Medicaid systems. The current economic environment has increased the budgetary pressures on many states, and these budgetary pressures have resulted, and likely will continue to result, in decreased spending, or decreased spending growth, for Medicaid programs and the Children's Health Insurance

Program in many states. For example, in May 2011, the Florida legislature passed a budget agreement for the fiscal year beginning July 1, 2011 that reduces Medicaid reimbursements to hospitals. As a result, we estimate that Florida Medicaid payments to our hospitals may be reduced by approximately $35 million during the first half of calendar year 2012. Additionally, the Texas legislature passed a budget agreement effective September 1, 2011 that reduces Medicaid reimbursements to hospitals. As a result, we estimate that Texas Medicaid payments to our hospitals may be reduced by approximately $60 million in 2012. Some states that provide Medicaid supplemental payments are reviewing these programs or have filed waiver requests with CMS to replace these programs, which could result in Medicaid supplemental payments being reduced or eliminated. CMS approved a Medicaid waiver in December 2011 that allows Texas to continue receiving supplemental Medicaid reimbursement while expanding its Medicaid managed care program. However, we cannot predict whether the Texas private supplemental Medicaid Waiver Program will continue or guarantee that revenues recognized from the program will not decrease.

The Health Reform Law has changed and will likely result in additional changes to the Medicaid program. For example, the Health Reform Law provides for material reductions to Medicaid DSH funding. Effective March 23, 2010, the Health Reform Law requires states to at least maintain Medicaid eligibility standards established prior to the enactment of the law for adults until January 1, 2014 and for children until October 1, 2019. However, states with budget deficits may seek a waiver from this requirement to address eligibility standards that apply to adults making more than 133% of the federal poverty level. The Health Reform Law also provides for significant expansions to the Medicaid program, but these changes are not required until 2014. In addition, the Health Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish Exchanges, and to participate in grants and other incentive opportunities.

In some cases, commercial third-party payers rely on all or portions of Medicare payment systems to determine payment rates. Changes to government health care programs that reduce payments under these programs may negatively impact payments from commercial third-party payers.

Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

We are unable to predict the impact of the Health Reform Law, which represents a significant change to the health care industry.

As enacted, the Health Reform Law will change how health care services are covered, delivered, and reimbursed through expanded coverage of uninsured individuals, reduced growth in Medicare program spending, reductions in Medicare and Medicaid DSH payments and the establishment of programs where reimbursement is tied to quality and integration. In addition, the law reforms certain aspects of health insurance, expands existing efforts to tie Medicare and Medicaid payments to performance and quality, and contains provisions intended to strengthen fraud and abuse enforcement. The expansion of health insurance coverage under the Health Reform Law may result in a material increase in the number of patients using our facilities who have either private or public program coverage. In addition, a disproportionately large percentage of the new Medicaid coverage is likely to be in states that currently have relatively low income eligibility requirements. Two such states are Texas and Florida, where about one-half of the Company's licensed beds are located. The Company also has a significant presence in other relatively low income eligibility states, including Georgia, Kansas, Louisiana, Missouri, Oklahoma and Virginia. Further, the Health Reform Law provides for a value-based purchasing program, the establishment of ACOs and bundled payment pilot programs, which will create possible sources of additional revenue.

However, it is difficult to predict the size of the potential revenue gains to the Company as a result of these elements of the Health Reform Law, because of uncertainty surrounding a number of material factors, including the following:

- how many previously uninsured individuals will obtain coverage as a result of the Health Reform Law (while the CBO estimates 32 million by 2016 and 34 million by 2021, CMS estimates almost 34 million by 2019; both agencies made a number of assumptions to derive that figure, including how many individuals will ignore substantial subsidies and decide to pay the penalty rather than obtain health insurance and what percentage of people in the future will meet the new Medicaid income eligibility requirements);
- what percentage of the newly insured patients will be covered under the Medicaid program and what percentage will be covered by private health insurers;
- the extent to which states will enroll new Medicaid participants in managed care programs;
- the pace at which insurance coverage expands, including the pace of different types of coverage expansion;
- the change, if any, in the volume of inpatient and outpatient hospital services that are sought by and provided to previously uninsured individuals;
- the rate paid to hospitals by private payers for newly covered individuals, including those covered through the newly created Exchanges and those who might be covered under the Medicaid program under contracts with the state;
- the rate paid by state governments under the Medicaid program for newly covered individuals;
- the effect of the value-based purchasing program on our hospitals' revenues and the effects of other quality programs;
- the percentage of individuals in the Exchanges who select the high deductible plans, since health insurers offering those kinds of products have traditionally sought to pay lower rates to hospitals;
- whether the net effect of the Health Reform Law, including the prohibition on excluding individuals based on pre-existing conditions, the requirement to keep medical costs at or above a specified minimum percentage of premium revenue, other health insurance reforms and the annual fee applied to all health insurers, will be to put pressure on the bottom line of health insurers, which in turn might cause them to seek to reduce payments to hospitals with respect to both newly insured individuals and their existing business; and
- the possibility that implementation of the provisions expanding health insurance coverage or the entire Health Reform Law will be delayed, revised or eliminated as a result of court challenges and efforts to repeal or amend the law. Numerous lawsuits have challenged the constitutionality of the Health Reform Law. Some federal courts have upheld the constitutionality of the Health Reform Law or dismissed cases on procedural grounds. Others have held unconstitutional the requirement that individuals maintain health insurance or pay a penalty and have either found the Health Reform Law void in its entirety or left the remainder of the law intact. The U.S. Supreme Court is expected to decide the constitutionality of the Health Reform Law in 2012. In addition, repeal of the Health Reform Law has become a theme in political campaigns during this election year.

On the other hand, the Health Reform Law provides for significant reductions in the growth of Medicare spending, reductions in Medicare and Medicaid DSH payments and the establishment of programs where reimbursement is tied to quality and integration. Since 44.5% of our revenues in 2011 were from Medicare and Medicaid, reductions to these programs may significantly impact the Company and could offset any positive effects of the Health Reform Law. It is difficult to predict the size of the revenue reductions to Medicare and Medicaid spending, because of uncertainty regarding a number of material factors, including the following:

- the amount of overall revenues the Company will generate from Medicare and Medicaid business when the reductions are implemented;
- whether reductions required by the Health Reform Law will be changed by statute or by judicial decision prior to becoming effective;
- the size of the Health Reform Law's annual productivity adjustment to the market basket;
- the amount of the Medicare DSH reductions that will be made, commencing in federal fiscal year 2014;
- the allocation to our hospitals of the Medicaid DSH reductions, commencing in federal fiscal year 2014;
- what the losses in revenues will be, if any, from the Health Reform Law's quality initiatives;
- how successful ACOs will be at coordinating care and reducing costs or whether they will decrease reimbursement;
- the scope and nature of potential changes to Medicare reimbursement methods, such as an emphasis on bundling payments or coordination of care programs;
- whether the Company's revenues from upper payment limit ("UPL") programs, or other Medicaid supplemental programs developed through a federally approved waiver program ("Waiver Program"), will be adversely affected because there may be reductions in available state and local government funding for the programs; and
- reductions to Medicare payments CMS may impose for "excessive readmissions."

Because of the many variables involved, we are unable to predict the net effect on the Company of the expected increases in insured individuals using our facilities, reductions in Medicare spending, reductions in Medicare and Medicaid DSH funding, and numerous other provisions in the Health Reform Law that may affect the Company. Further, it is unclear how efforts to repeal or revise the Health Reform Law and federal lawsuits challenging its constitutionality will be resolved or what the impact would be of any resulting changes to the law.

If we are unable to retain and negotiate favorable contracts with nongovernment payers, including managed care plans, our revenues may be reduced.

Our ability to obtain favorable contracts with nongovernment payers, including HMOs, PPOs and other managed care plans significantly affects the revenues and operating results of our facilities. Revenues derived from these entities and other insurers accounted for 52.9% and 52.7% of our revenues for 2011 and 2010, respectively. Nongovernment payers, including managed care payers, continue to demand discounted fee structures, and the trend toward consolidation among nongovernment payers tends to increase their bargaining power over fee structures. As various provisions of the Health Reform Law are implemented, including the establishment of the Exchanges, nongovernment payers increasingly may demand reduced fees. Our future success will depend, in part, on our ability to retain and renew our managed care contracts and enter into new managed care contracts on terms favorable to us. Other health care providers may impact our ability to enter into managed care contracts or negotiate increases in our reimbursement and other favorable terms and conditions. For example, some of our competitors may negotiate exclusivity provisions with managed care plans or otherwise restrict the ability of managed care companies to contract with us. It is not clear what impact, if any, the increased obligations on managed care payers and other payers imposed by the Health Reform Law will have on our ability to negotiate reimbursement increases. If we are unable to retain and negotiate favorable contracts with managed care plans or experience reductions in payment increases or amounts received from nongovernment payers, our revenues may be reduced.

Our performance depends on our ability to recruit and retain quality physicians.

The success of our hospitals depends in part on the number and quality of the physicians on the medical staffs of our hospitals, the admitting and utilization practices of those physicians, maintaining good relations with those physicians and controlling costs related to the employment of physicians. Although we employ some physicians, physicians are often not employees of the hospitals at which they practice and, in many of the markets we serve, most physicians have admitting privileges at other hospitals in addition to our hospitals. Such physicians may terminate their affiliation with our hospitals at any time. If we are unable to provide adequate support personnel or technologically advanced equipment and hospital facilities that meet the needs of those physicians and their patients, they may be discouraged from referring patients to our facilities, admissions may decrease and our operating performance may decline.

Our hospitals face competition for staffing, which may increase labor costs and reduce profitability.

Our operations are dependent on the efforts, abilities and experience of our management and medical support personnel, such as nurses, pharmacists and lab technicians, as well as our physicians. We compete with other health care providers in recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our hospitals, including nurses and other nonphysician health care professionals. In some markets, the availability of nurses and other medical support personnel has been a significant operating issue to health care providers. We may be required to continue to enhance wages and benefits to recruit and retain nurses and other medical support personnel or to hire more expensive temporary or contract personnel. As a result, our labor costs could increase. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. Certain proposed changes in federal labor laws and the NLRB's modification of its election procedures could increase the likelihood of employee unionization attempts. To the extent a significant portion of our employee base unionizes, it is possible our labor costs could increase materially. When negotiating collective bargaining agreements with unions, whether such agreements are renewals or first contracts, there is the possibility that strikes could occur during the negotiation process, and our continued operation during any strikes could increase our labor costs. In addition, the states in which we operate could adopt mandatory nurse-staffing ratios or could reduce mandatory nurse staffing ratios already in place. State-mandated nurse-staffing ratios could significantly affect labor costs and have an adverse impact on revenues if we are required to limit admissions in order to meet the required ratios. If our labor costs increase, we may not be able to raise rates to offset these increased costs. Because a significant percentage of our revenues consists of fixed, prospective payments, our ability to pass along increased labor costs is constrained. Our failure to recruit and retain qualified management, nurses and other medical support personnel, or to control labor costs, could have a material, adverse effect on our results of operations.

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

The health care industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

- billing and coding for services and properly handling overpayments;
- classification of level of care provided, including proper classification of inpatient admissions, observation services and outpatient care;
- relationships with physicians and other referral sources;
- necessity and adequacy of medical care;
- quality of medical equipment and services;
- qualifications of medical and support personnel;
- confidentiality, maintenance, data breach, identity theft and security issues associated with health-related and personal information and medical records;

- screening, stabilization and transfer of individuals who have emergency medical conditions;
- licensure and certification;
- hospital rate or budget review;
- preparing and filing of cost reports;
- operating policies and procedures;
- activities regarding competitors; and
- addition of facilities and services.

Among these laws are the federal Anti-kickback Statute, the federal Stark Law, the federal FCA and similar state laws. We have a variety of financial relationships with physicians and others who either refer or influence the referral of patients to our hospitals and other health care facilities, and these laws govern those relationships. The OIG has enacted safe harbor regulations that outline practices deemed protected from prosecution under the Anti-kickback Statute. While we endeavor to comply with the applicable safe harbors, certain of our current arrangements, including joint ventures and financial relationships with physicians and other referral sources and persons and entities to which we refer patients, do not qualify for safe harbor protection. Failure to qualify for a safe harbor does not mean the arrangement necessarily violates the Anti-kickback Statute but may subject the arrangement to greater scrutiny. However, we cannot offer assurance that practices outside of a safe harbor will not be found to violate the Anti-kickback Statute. Allegations of violations of the Anti-kickback Statute may be brought under the federal Civil Monetary Penalty Law, which requires a lower burden of proof than other fraud and abuse laws, including the Anti-kickback Statute.

Our financial relationships with referring physicians and their immediate family members must comply with the Stark Law by meeting an exception. We attempt to structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions are detailed and complex, and we cannot provide assurance that every relationship complies fully with the Stark Law. Unlike the Anti-kickback Statute, failure to meet an exception under the Stark Law results in a violation of the Stark Law, even if such violation is technical in nature.

Additionally, if we violate the Anti-kickback Statute or Stark Law, or if we improperly bill for our services, we may be found to violate the FCA, either under a suit brought by the government or by a private person under a *qui tam*, or "whistleblower," suit. See Item 1, "Business — Regulation and Other Factors."

If we fail to comply with the Anti-kickback Statute, the Stark Law, the FCA or other applicable laws and regulations, we could be subjected to liabilities, including civil penalties (including the loss of our licenses to operate one or more facilities), exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs and, for violations of certain laws and regulations, criminal penalties.

We do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of, or amendment to, these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material, adverse effect on our business, financial condition, results of operations or prospects, and our business reputation could suffer significantly. In addition, other legislation or regulations at the federal or state level may be adopted that adversely affect our business.

We have been and could become the subject of governmental investigations, claims and litigation.

Health care companies are subject to numerous investigations by various governmental agencies. Further, under the FCA, private parties have the right to bring *qui tam*, or "whistleblower," suits against companies that submit false claims for payments to, or improperly retain overpayments from, the government. Some states have adopted similar state whistleblower and false claims provisions. Certain of our individual facilities have received, and other facilities may receive, government inquiries from, and may be subject to investigation by, federal and state agencies. Depending on whether the underlying conduct in these or future inquiries or investigations could be considered systemic, their resolution could have a material, adverse effect on our financial position, results of operations and liquidity.

Governmental agencies and their agents, such as the Medicare Administrative Contractors, fiscal intermediaries and carriers, as well as the OIG, CMS and state Medicaid programs, conduct audits of our health care operations. Private payers may conduct similar post-payment audits, and we also perform internal audits and monitoring. Depending on the nature of the conduct found in such audits and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material, adverse effect on our financial position, results of operations and liquidity.

As required by statute, CMS has implemented the RAC program on a nationwide basis. Under the program, CMS contracts with RACs on a contingency fee basis to conduct post-payment reviews to detect and correct improper payments in the fee-for-service Medicare program. The Health Reform Law expands the RAC program's scope to include managed Medicare plans and to include Medicaid claims. In addition, CMS employs MICs to perform post-payment audits of Medicaid claims and identify overpayments. The Health Reform Law increases federal funding for the MIC program. In addition to RACs and MICs, the state Medicaid agencies and other contractors have increased their review activities.

Should we be found out of compliance with any of these laws, regulations or programs, depending on the nature of the findings, our business, our financial position and our results of operations could be negatively impacted.

Physician utilization practices and treatment methodologies or governmental or managed care controls designed to reduce inpatient services or surgical procedures may reduce our revenues.

Controls imposed by Medicare, managed Medicare, Medicaid, managed Medicaid and commercial third-party payers designed to reduce admissions, intensity of services, surgical volumes and lengths of stay, in some instances referred to as "utilization review," have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by health plans. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payer-required preadmission authorization and utilization review and by payer pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. For example, the Health Reform Law potentially expands the use of prepayment review by Medicare contractors by eliminating statutory restrictions on their use. Although we are unable to predict the effect these changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material, adverse effect on our business, financial position and results of operations. Additionally, trends in physician treatment protocols and managed care health plan design, such as plans that shift increased costs and accountability for care to patients, could reduce our surgical volumes and admissions in favor of lower intensity and lower cost treatment methodologies.

Our overall business results may suffer from the economic downturn.

During periods of high unemployment, governmental entities often experience budget deficits as a result of increased costs and lower than expected tax collections. These budget deficits at federal, state and local government entities have decreased, and may continue to decrease, spending for health and human service programs, including Medicare, Medicaid and similar programs, which represent significant payer sources for our hospitals. Other risks we face during periods of high unemployment include potential declines in the population covered under managed care agreements, patient decisions to postpone or cancel elective and non-emergency health care procedures (including delaying surgical procedures), potential increases in the uninsured and underinsured populations and further difficulties in our collecting patient copayment and deductible receivables.

The industry trend towards value-based purchasing may negatively impact our revenues.

There is a trend in the health care industry towards value-based purchasing of health care services. These value-based purchasing programs include both public reporting of quality data and preventable adverse events tied to the quality and efficiency of care provided by facilities. Governmental programs including Medicare currently require hospitals to report certain quality data to receive full reimbursement updates. In addition, Medicare does not reimburse for care related to certain preventable adverse events (also called "never events"). Many large commercial payers currently require hospitals to report quality data, and several commercial payers do not reimburse hospitals for certain preventable adverse events. Further, we have implemented a policy pursuant to which we do not bill patients or third-party payers for fees or expenses incurred due to certain preventable adverse events.

Effective July 1, 2011, the Health Reform Law also prohibits the use of federal funds under the Medicaid program to reimburse providers for medical assistance provided to treat HACs. Beginning in federal fiscal year 2015, the 25% of hospitals with the worst national risk-adjusted HAC rates in the previous year will receive a 1% reduction in their total inpatient operating Medicare payments. Beginning in fiscal year 2013, hospitals with excessive readmissions for conditions designated by HHS will receive a reduction of 1% in operating payments for all inpatient discharges, not just discharges relating to the conditions subject to the excessive readmission standard. This rate will increase by 1% each year up to 3% in federal fiscal year 2015.

The Health Reform Law also requires HHS to implement a value-based purchasing program for inpatient hospital services. The Health Reform Law requires HHS to reduce inpatient hospital payments for all discharges by a percentage beginning at 1% in federal fiscal year 2013 and increasing by 0.25% each fiscal year up to 2% in federal fiscal year 2017 and subsequent years. HHS will pool the amount collected from these reductions to fund payments to reward hospitals that meet or exceed certain quality performance standards established by HHS. According to the value-based purchasing program final rule, CMS estimates that it will distribute $850 million to hospitals in federal fiscal year 2013 based on their achievement (relative to other hospitals) and improvement ranges (relative to the hospital's own past performance). Hospitals that meet or exceed the quality performance standards will receive greater reimbursement under the value-based purchasing program than they would have otherwise.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. We are unable at this time to predict how this trend will affect our results of operations, but it could negatively impact our revenues.

Our operations could be impaired by a failure of our information systems.

Any system failure that causes an interruption in service or availability of our systems could adversely affect operations or delay the collection of revenues. Even though we have implemented network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. The occurrence of any of these events could result in interruptions, delays, the loss or corruption of data, cessations in the availability of systems or liability under privacy and security laws, all of which could have a material adverse effect on our financial position and results of operations and harm our business reputation.

The performance of our information technology and systems is critical to our business operations. In addition to our shared services initiatives, our information systems are essential to a number of critical areas of our operations, including:

- accounting and financial reporting;
- billing and collecting accounts;
- coding and compliance;

- clinical systems;
- medical records and document storage;
- inventory management;
- negotiating, pricing and administering managed care contracts and supply contracts; and
- monitoring quality of care and collecting data on quality measures necessary for full Medicare payment updates.

If we fail to effectively and timely implement electronic health record systems and transition to the ICD-10 coding system, our operations could be adversely affected.

As required by ARRA, the Secretary of HHS has developed and implemented an incentive payment program for eligible hospitals and health care professionals that adopt and meaningfully use certified EHR technology. HHS uses the Provider Enrollment, Chain and Ownership System ("PECOS") to verify Medicare enrollment prior to making EHR incentive program payments. During 2011, we received Medicare and Medicaid incentive payments for being a meaningful user of certified EHR technology and recorded incentive income of $210 million for the year. EHR incentive income for our eligible hospitals and professionals is estimated to range from $325 million to $350 million for 2012. Actual incentive payments could vary from our estimates due to certain factors such as availability of federal funding for both Medicare and Medicaid incentive payments, timing of the approval of state Medicaid incentive payment plans by CMS and our ability to continue to demonstrate meaningful use of certified EHR technology.

We have incurred and will continue to incur both capital costs and operating expenses in order to implement our certified EHR technology and meet meaningful use requirements. These expenses are ongoing and are projected to continue over all stages of implementation of meaningful use. The timing of expenses will not correlate with the receipt of the incentive payments and the recognition of incentive income. During 2011, we incurred $77 million of operating expenses to implement our certified EHR technology and to meet meaningful use. We estimate that operating expenses to implement our certified EHR technology and meet meaningful use will range from $140 million to $160 million for 2012. Actual operating expenses could vary from these estimates. If our eligible hospitals and employed professionals are unable to meet the requirements for participation in the incentive payment program, including having an enrollment record in PECOS, we will not be eligible to receive incentive payments that could offset some of the costs of implementing EHR systems. Further, eligible providers that fail to demonstrate meaningful use of certified EHR technology will be subject to reduced payments from Medicare, beginning in federal fiscal year 2015 for eligible hospitals and calendar year 2015 for eligible professionals. Failure to implement certified EHR systems effectively and in a timely manner could have a material, adverse effect on our financial position and results of operations.

Health plans and providers, including our hospitals, are required to transition to the new ICD-10 coding system, which greatly expands the number and detail of billing codes used for inpatient claims. Under current regulations, use of the ICD-10 system is required beginning October 1, 2013, but CMS has announced its intent to extend this deadline. Transition to the new ICD-10 system requires significant investment in coding technology and software as well as the training of staff involved in the coding and billing process. In addition to these upfront costs of transition to ICD-10, it is possible that our hospitals could experience disruption or delays in payment due to technical or coding errors or other implementation issues involving our systems or the systems and implementation efforts of health plans and their business partners. Further, the transition to the more detailed ICD-10 coding system could result in decreased reimbursement if the use of ICD-10 codes results in conditions being reclassified to MS-DRGs or commercial payer payment groupings with lower levels of reimbursement than assigned under the previous system.

State efforts to regulate the construction or expansion of health care facilities could impair our ability to operate and expand our operations.

Some states, particularly in the eastern part of the country, require health care providers to obtain prior approval, known as a CON, for the purchase, construction or expansion of health care facilities, to make certain capital expenditures or to make changes in services or bed capacity. In giving approval, these states consider the need for additional or expanded health care facilities or services. We currently operate health care facilities in a number of states with CON laws. The failure to obtain any requested CON could impair our ability to operate or expand operations. Any such failure could, in turn, adversely affect our ability to attract patients and physicians to our facilities and grow our revenues, which would have an adverse effect on our results of operations.

Our facilities are heavily concentrated in Florida and Texas, which makes us sensitive to regulatory, economic, environmental and competitive conditions and changes in those states.

We operated 163 hospitals at December 31, 2011, and 75 of those hospitals are located in Florida and Texas. Our Florida and Texas facilities' combined revenues represented approximately 50% of our consolidated revenues for the year ended December 31, 2011. This concentration makes us particularly sensitive to regulatory, economic, environmental and competitive conditions and changes in those states. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in those states could have a disproportionate effect on our overall business results.

In addition, our hospitals in Florida, Texas and other areas across the Gulf Coast are located in hurricane-prone areas. In the past, hurricanes have had a disruptive effect on the operations of our hospitals in Florida, Texas and other coastal states, and the patient populations in those states. Our business activities could be harmed by a particularly active hurricane season or even a single storm, and the property insurance we obtain may not be adequate to cover losses from future hurricanes or other natural disasters.

We may be subject to liabilities from claims by the Internal Revenue Service.

We are currently contesting certain claimed deficiencies and adjustments proposed by the IRS Examination Division in connection with its audit of HCA Inc.'s 2005 and 2006 federal income tax returns. The disputed items include the timing of recognition of certain patient service revenues, the deductibility of certain debt retirement costs and our method for calculating the tax allowance for doubtful accounts. The IRS Examination Division began an audit of HCA Inc.'s 2007, 2008 and 2009 federal income tax returns in 2010.

Management believes HCA Holdings, Inc., its predecessors, subsidiaries and affiliates properly reported taxable income and paid taxes in accordance with applicable laws and agreements established with the IRS and final resolution of these disputes will not have a material, adverse effect on our results of operations or financial position. However, if payments due upon final resolution of these issues exceed our recorded estimates, such resolutions could have a material, adverse effect on our results of operations or financial position.

We may be subject to liabilities from claims brought against our facilities.

We are subject to litigation relating to our business practices, including claims and legal actions by patients and others in the ordinary course of business alleging malpractice, product liability or other legal theories. Many of these actions involve large claims and significant defense costs. We insure a portion of our professional liability risks through a wholly-owned subsidiary. Management believes our reserves for self-insured retentions and insurance coverage are sufficient to cover insured claims arising out of the operation of our facilities. Our wholly-owned insurance subsidiary has entered into certain reinsurance contracts, and the obligations covered by the reinsurance contracts are included in its reserves for professional liability risks, as the subsidiary remains liable to the extent that the reinsurers do not meet their obligations under the reinsurance contracts. If payments for claims exceed actuarially determined estimates, are not covered by insurance, or reinsurers, if any, fail to meet their obligations, our results of operations and financial position could bc adversely affected.

We are exposed to market risks related to changes in the market values of securities and interest rate changes.

We are exposed to market risk related to changes in market values of securities. The investments in debt and equity securities of our wholly-owned insurance subsidiaries were $621 million and $7 million, respectively, at

December 31, 2011. These investments are carried at fair value, with changes in unrealized gains and losses being recorded as adjustments to other comprehensive income. At December 31, 2011, we had a net unrealized gain of $11 million on the insurance subsidiaries' investment securities.

We are exposed to market risk related to market illiquidity. Investments in debt and equity securities of our wholly-owned insurance subsidiaries could be impaired by the inability to access the capital markets. Should the wholly-owned insurance subsidiaries require significant amounts of cash in excess of normal cash requirements to pay claims and other expenses on short notice, we may have difficulty selling these investments in a timely manner or be forced to sell them at a price less than what we might otherwise have been able to in a normal market environment. We may be required to recognize other-than-temporary impairments on long-term investments in future periods should issuers default on interest payments or should the fair market valuations of the securities deteriorate due to ratings downgrades or other issue specific factors.

We are also exposed to market risk related to changes in interest rates, and we periodically enter into interest rate swap agreements to manage our exposure to these fluctuations. Our interest rate swap agreements involve the exchange of fixed and variable rate interest payments between two parties, based on common notional principal amounts and maturity dates. The notional amounts of the swap agreements represent balances used to calculate the exchange of cash flows and are not our assets or liabilities.

The Investors control us and may have conflicts of interest with us in the future.

As of December 31, 2011, the Investors indirectly owned approximately 62% of our capital stock. As a result, the Investors have control over our decisions to enter into any significant corporate transaction and have the ability to prevent any transaction that requires the approval of stockholders. For example, the Investors could cause us to make acquisitions that increase the amount of our indebtedness or sell assets.

Additionally, the Investors are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the Investors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as investment funds associated with or designated by the Investors continue to indirectly own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Investors will continue to be able to strongly influence or effectively control our decisions.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

The following table lists, by state, the number of hospitals (general, acute care, psychiatric and rehabilitation) directly or indirectly owned and operated by us as of December 31, 2011:

State	Hospitals	Beds
Alaska	1	250
California	5	1,617
Colorado	7	2,259
Florida	39	10,335
Georgia	9	1,588
Idaho	2	480
Indiana	1	278
Kansas	4	1,286
Kentucky	2	384
Louisiana	6	1,264
Mississippi	1	130
Missouri	6	1,055
Nevada	3	1,092
New Hampshire	2	295
Oklahoma	2	784
South Carolina	3	748
Tennessee	12	2,327
Texas	36	10,619
Utah	6	901
Virginia	10	3,074
International		
England	6	828
	163	41,594

In addition to the hospitals listed in the above table, we directly or indirectly operate 108 freestanding surgery centers. We also operate medical office buildings in conjunction with some of our hospitals. These office buildings are primarily occupied by physicians who practice at our hospitals. Fourteen of our general, acute care hospitals and three of our other properties have been mortgaged to support our obligations under our senior secured cash flow credit facility and first lien secured notes. These three other properties are also subject to second mortgages to support our obligations under our second lien secured notes.

We maintain our headquarters in approximately 1,300,000 square feet of space in the Nashville, Tennessee area. In addition to the headquarters in Nashville, we maintain regional service centers related to our shared services initiatives. These service centers are located in markets in which we operate hospitals.

We believe our headquarters, hospitals and other facilities are suitable for their respective uses and are, in general, adequate for our present needs. Our properties are subject to various federal, state and local statutes and ordinances regulating their operation. Management does not believe that compliance with such statutes and ordinances will materially affect our financial position or results of operations.

Item 3. *Legal Proceedings*

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims or legal and regulatory proceedings could materially and adversely affect our results of operations and financial position in a given period.

Government Investigations, Claims and Litigation

Health care companies are subject to numerous investigations by various governmental agencies. Further, under the federal FCA, private parties have the right to bring *qui tam*, or "whistleblower," suits against companies that submit false claims for payments to, or improperly retain overpayments from, the government. Some states have adopted similar state whistleblower and false claims provisions. Certain of our individual facilities have received, and from time to time, other facilities may receive, government inquiries from, and may be subject to investigation by, federal and state agencies. Depending on whether the underlying conduct in these or future inquiries or investigations could be considered systemic, their resolution could have a material, adverse effect on our financial position, results of operations and liquidity.

The DOJ has contacted the Company in connection with its nationwide review of whether, in certain cases, hospital charges to the federal government relating to implantable cardio-defibrillators ("ICDs") met the CMS criteria. In connection with this nationwide review, the DOJ has indicated that it will be reviewing certain ICD billing and medical records at 95 HCA hospitals; the review covers the period from October 2003 to the present. The review could potentially give rise to claims against the Company under the federal FCA or other statutes, regulations or laws. At this time, we cannot predict what effect, if any, this review or any resulting claims could have on the Company.

New Hampshire Hospital Litigation

In 2006, the Foundation for Seacoast Health (the "Foundation") filed suit against HCA in state court in New Hampshire. The Foundation alleged that both the 2006 recapitalization transaction and a prior 1999 intra-corporate transaction violated a 1983 agreement that placed certain restrictions on transfers of the Portsmouth Regional Hospital. In May 2007, the trial court ruled against the Foundation on all its claims. On appeal, the New Hampshire Supreme Court affirmed the ruling on the 2006 recapitalization, but remanded to the trial court the claims based on the 1999 intra-corporate transaction. The trial court ruled in December 2009 that the 1999 intra-corporate transaction breached the transfer restriction provisions of the 1983 agreement. In September of 2011, the trial court issued its remedies phase decision and held that the only remedy to which the Foundation was entitled was rescission of the intra-corporate transfer that breached the transfer restriction (the Company has complied with the Court's order, and it is not expected that such compliance will have any material effect on our operations or financial position). The Court awarded the Foundation, under the terms of the Asset Purchase Agreement, a "fraction" of its attorney fees. The Foundation appealed the remedy phase ruling, and the Company cross-appealed the liability determination. On October 31, 2011, the New Hampshire Supreme Court, on its own, raised the question whether the appeal needed to await the trial court's further ruling on attorney fees. On November 21, 2011, after the parties briefed the issue, the New Hampshire Supreme Court dismissed the appeal as premature and remanded the case to the trial court. In February 2012, the trial court certified the case for a possible interlocutory appeal without addressing the attorney fees issue.

Securities Class Action Litigation

On October 28, 2011, a shareholder action, Schuh v. HCA Holdings, Inc. et al., was filed in the United States District Court for the Middle District of Tennessee seeking monetary relief. The case seeks to include as a class all persons who acquired the Company's stock pursuant or traceable to the Company's Registration Statement and Prospectus issued in connection with the March 9, 2011 initial public offering. The lawsuit asserts a claim under Section 11 of the Securities Act of 1933 against the Company, certain members of the board of directors, and certain underwriters in the offering. It further asserts a claim under Section 15 of the Securities Act of 1933 against the same members of the board of directors. The action alleges deficiencies in the Company's disclosures in the Registration Statement relating to: (1) accounting for its 2006 recapitalization and 2010 reorganization; (2) the Company's failure to maintain effective internal controls relating to its accounting for such transactions; and (3) the Company's revenue growth rate. Subsequently, two additional class action complaints, Kishtah v. HCA Holdings, Inc. et al. and Daniels v. HCA Holdings, Inc. et al., setting forth substantially similar claims against substantially the same defendants in addition to Ernst & Young, LLP were filed in the same federal court on November 16, 2011 and December 12, 2011, respectively. All three of the cases have been consolidated, and the parties have agreed to initial scheduling matters.

In addition to the above described shareholder class actions, on December 8, 2011, a federal shareholder derivative action, Sutton v. Bracken, et al., putatively initiated in the name of the Company, was filed in the United States District Court for the Middle District of Tennessee against certain officers and present and former directors of the Company seeking monetary relief. The action alleges breaches of fiduciary duties by the named officers and directors in connection with the accounting and earnings claims set forth in the shareholder class actions. Setting forth substantially similar claims against substantially the same defendants, an additional federal derivative action, Schroeder v. Bracken, et al., was filed in the United States District Court for the Middle District of Tennessee on December 16, 2011, and a state derivative action, Bagot v. Bracken, et al., was filed in Tennessee state court in the Davidson County Circuit Court on December 20, 2011. The federal derivative actions have been consolidated in the Middle District of Tennessee and the parties have agreed that those cases shall be stayed pending developments in the shareholder class actions. The state derivative action has been stayed pending developments in the shareholder class actions.

General Liability and Other Claims

We are subject to claims for additional income taxes and related interest. For a description of those proceedings, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — IRS Disputes" and Note 5 to our consolidated financial statements.

We are also subject to claims and suits arising in the ordinary course of business, including claims for personal injuries or for wrongful restriction of, or interference with, physicians' staff privileges. In certain of these actions the claimants have asked for punitive damages against us, which may not be covered by insurance. In the opinion of management, the ultimate resolution of these pending claims and legal proceedings will not have a material, adverse effect on our results of operations or financial position.

Item 4. *Mine Safety Disclosures*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities" for a description of the restrictions on our ability to pay dividends. We did not declare any dividends in 2009 or 2011.

On January 27, 2010, our Board of Directors declared a distribution to the Company's stockholders and holders of vested stock options. The distribution was $3.88 per share and vested stock option, or $1.751 billion in the aggregate. The distribution was paid on February 5, 2010 to holders of record on February 1, 2010. Pursuant to the terms of our stock option plans, the holders of nonvested stock options received a $3.88 per share reduction to the exercise price of their share-based awards.

On May 5, 2010, our Board of Directors declared a distribution to the Company's stockholders and holders of vested stock options. The distribution was $1.11 per share and vested stock option, or $500 million in the aggregate. The distribution was paid on May 14, 2010 to holders of record on May 6, 2010. Pursuant to the terms of our stock option plans, the holders of nonvested stock options received a $1.11 per share reduction to the exercise price of their share-based awards.

On November 23, 2010, our Board of Directors declared a distribution to the Company's stockholders and holders of stock options. The distribution was $4.44 per share and vested stock option, or approximately $2.1 billion in the aggregate. The distribution to stockholders and holders of vested options was paid on December 1, 2010 to holders of record on November 24, 2010. Pursuant to the terms of our stock option plans, the holders of nonvested options received $4.44 per share reductions (subject to certain tax imitations that resulted in deferred distributions for a portion of the declared distribution, which will be paid upon the vesting of the applicable stock options) to the exercise price of the share-based awards.

During February 2011, our Board of Directors approved an increase in the number of our authorized shares to 1,800,000,000 shares of common stock and a 4.505-to-one split of our issued and outstanding common shares. All common share and per common share amounts in this Form 10-K reflect the 4.505-to-one split. During March 2011, we completed the initial public offering of 87,719,300 shares of our common stock at a price of $30.00 per share (before deducting underwriter discounts, commissions and other related offering expenses). Certain of our stockholders also sold 57,410,700 shares of our common stock in this offering. We did not receive any proceeds from the shares sold by the selling stockholders. Our common stock is now traded on the New York Stock Exchange (the "NYSE") (symbol "HCA"). Our first day of trading was March 10, 2011.

On September 21, 2011, we repurchased 80,771,143 shares of our common stock beneficially owned by affiliates of Bank of America Corporation at a purchase price of $18.61 per share, the closing price of the Company's common stock on the NYSE on September 14, 2011. The repurchase was financed using a combination of cash on hand and borrowings under available credit facilities. The shares repurchased represented approximately 15.6% of our total shares outstanding at the time of the repurchase.

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share reported on the NYSE for our common stock.

	Sales Price	
	High	Low
2011		
First Quarter	$34.57	$30.36
Second Quarter	35.37	30.75
Third Quarter	34.92	17.03
Fourth Quarter	26.86	17.43

At the close of business on January 12, 2012, there were approximately 1,030 holders of record of our common stock.

On February 3, 2012, our Board of Directors declared a cash distribution to the Company's stockholders and holders of vested stock options. The distribution was $2.00 per share and vested stock option, or approximately $975 million in the aggregate (inclusive of the distributions to holders of stock options and restricted share units). The distribution will be paid on February 29, 2012 to the holders of record on February 16, 2012. The distribution will be funded through existing cash and borrowings under our existing senior secured credit facilities. Pursuant to the terms of our equity incentive plans, (1) the holders of any unvested options will receive $2.00 per share reductions (subject to certain tax limitations that resulted in deferred distributions for a portion of the declared distribution, which will be paid upon vesting of the applicable stock options) to the exercise price of the stock option awards; (2) the holders of any unvested stock appreciation rights will receive $2.00 per share reductions to the base price of the stock appreciation right awards; and (3) the holders of any unvested restricted share units will receive $2.00 per unit, which will be paid upon vesting of the applicable restricted share units.

STOCK PERFORMANCE GRAPH
COMPARISON OF CUMULATIVE TOTAL RETURN
Among HCA Holdings, Inc., the S&P 500 Index and the S&P Health Care Index



$120
$100
$80
$60
$40
$20
$0
3/10/11
3/31/11
6/30/11
9/30/11
12/30/11
HCA Holdings, Inc.
S&P 500
S&P Health Care

	3/10/2011	3/31/2011	6/30/2011	9/30/2011	12/30/2011
HCA Holdings, Inc.	**100.00**	**109.19**	**106.38**	**64.99**	**71.02**
S&P 500	**100.00**	**100.04**	**100.14**	**86.25**	**96.44**
S&P Health Care	**100.00**	**101.90**	**109.91**	**98.90**	**108.76**

The graph shows the cumulative total return to our stockholders beginning as of March 10, 2011, the day our stock began trading on the NYSE, and through December 30, 2011, in comparison to the cumulative returns of the S&P 500 Index and the S&P Health Care Index. The graph assumes $100 invested on March 10, 2011 in our common stock and in each index with the subsequent reinvestment of dividends. The stock performance shown on the graph represents historical stock performance and is not necessarily indicative of future stock price performance.

Item 6. ***Selected Financial Data***

HCA HOLDINGS, INC.
SELECTED FINANCIAL DATA
AS OF AND FOR THE YEARS ENDED DECEMBER 31
(Dollars in millions, except per share amounts)

	2011	2010	2009	2008	2007
Summary of Operations:					
Revenues before provision for doubtful accounts	**$32,506**	$ 30,683	$30,052	$28,374	$26,858
Provision for doubtful accounts	**2,824**	2,648	3,276	3,409	3,130
Revenues	**29,682**	28,035	26,776	24,965	23,728
Salaries and benefits	**13,440**	12,484	11,958	11,440	10,714
Supplies	**5,179**	4,961	4,868	4,620	4,395
Other operating expenses	**5,470**	5,004	4,724	4,554	4,233
Electronic health record incentive income	**(210)**	—	—	—	—
Equity in earnings of affiliates	**(258)**	(282)	(246)	(223)	(206)
Depreciation and amortization	**1,465**	1,421	1,425	1,416	1,426
Interest expense	**2,037**	2,097	1,987	2,021	2,215
Losses (gains) on sales of facilities	**(142)**	(4)	15	(97)	(471)
Gain on acquisition of controlling interest in equity investment	**(1,522)**	—	—	—	—
Impairments of long-lived assets	—	123	43	64	24
Losses on retirement of debt	**481**	—	—	—	—
Termination of management agreement	**181**	—	—	—	—
	26,121	25,804	24,774	23,795	22,330
Income before income taxes	**3,561**	2,231	2,002	1,170	1,398
Provision for income taxes	**719**	658	627	268	316
Net income	**2,842**	1,573	1,375	902	1,082
Net income attributable to noncontrolling interests	**377**	366	321	229	208
Net income attributable to HCA Holdings, Inc.	**$ 2,465**	$ 1,207	$ 1,054	$ 673	$ 874
Per common share data:					
Basic earnings per share	**$ 5.17**	$ 2.83	$ 2.48	$ 1.59	$ 2.07
Diluted earnings per share	**$ 4.97**	$ 2.76	$ 2.44	1.56	2.03
Cash dividends declared per share	—	$ 9.43	—	—	—
Financial Position:					
Assets	**$26,898**	$ 23,852	$24,131	$24,280	$24,025
Working capital	**1,679**	2,650	2,264	2,391	2,356
Long-term debt, including amounts due within one year	**27,052**	28,225	25,670	26,989	27,308
Equity securities with contingent redemption rights	—	141	147	155	164
Noncontrolling interests	**1,244**	1,132	1,008	995	938
Stockholders' deficit	**(7,014)**	(10,794)	(7,978)	(9,260)	(9,600)
Cash Flow Data:					
Cash provided by operating activities	**$ 3,933**	$ 3,085	$ 2,747	$ 1,990	$ 1,564
Cash used in investing activities	**(2,995)**	(1,039)	(1,035)	(1,467)	(479)
Capital expenditures	**(1,679)**	(1,325)	(1,317)	(1,600)	(1,444)
Cash used in financing activities	**(976)**	(1,947)	(1,865)	(451)	(1,326)

	2011	2010	2009	2008	2007
Operating Data:					
Number of hospitals at end of period(a)	**163**	156	155	158	161
Number of freestanding outpatient surgical centers at end of period(b)	**108**	97	97	97	99
Number of licensed beds at end of period(c)	**41,594**	38,827	38,839	38,504	38,405
Weighted average licensed beds(d)	**39,735**	38,655	38,825	38,422	39,065
Admissions(e)	**1,620,400**	1,554,400	1,556,500	1,541,800	1,552,700
Equivalent admissions(f)	**2,595,900**	2,468,400	2,439,000	2,363,600	2,352,400
Average length of stay (days)(g)	**4.8**	4.8	4.8	4.9	4.9
Average daily census(h)	**21,123**	20,523	20,650	20,795	21,049
Occupancy(i)	**53%**	53%	53%	54%	54%
Emergency room visits(j)	**6,143,500**	5,706,200	5,593,500	5,246,400	5,116,100
Outpatient surgeries(k)	**799,200**	783,600	794,600	797,400	804,900
Inpatient surgeries(l)	**484,500**	487,100	494,500	493,100	516,500
Days revenues in accounts receivable(m)	**53**	50	50	55	60
Gross patient revenues(n)	**$ 141,516**	$ 125,640	$ 115,682	$ 102,843	$ 92,429
Outpatient revenues as a % of patient revenues(o)	**37%**	36%	39%	39%	39%

(a) Excludes eight facilities in 2010, 2009, 2008 and 2007 that were not consolidated (accounted for using the equity method) for financial reporting purposes.

(b) Excludes one facility in 2011, nine facilities in 2010 and 2007 and eight facilities in 2009 and 2008 that were not consolidated (accounted for using the equity method) for financial reporting purposes.

(c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(d) Represents the average number of licensed beds, weighted based on periods owned.

(e) Represents the total number of patients admitted to our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(f) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.

(g) Represents the average number of days admitted patients stay in our hospitals.

(h) Represents the average number of patients in our hospital beds each day.

(i) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms.

(j) Represents the number of patients treated in our emergency rooms.

(k) Represents the number of surgeries performed on patients who were not admitted to our hospitals. Pain management and endoscopy procedures are not included in outpatient surgeries.

(l) Represents the number of surgeries performed on patients who have been admitted to our hospitals. Pain management and endoscopy procedures are not included in inpatient surgeries.

(m) Revenues per day is calculated by dividing the revenues for the period by the days in the period. Days revenues in accounts receivable is then calculated as accounts receivable, net of the allowance for doubtful accounts, at the end of the period divided by revenues per day. With our adoption of ASU 2011-07, "revenues" used in this computation are net of the provision for doubtful accounts and the computations for all prior periods presented have been restated.

(n) Gross patient revenues are based upon our standard charge listing. Gross charges/revenues typically do not reflect what our hospital facilities are paid. Gross charges/revenues are reduced by the provision for doubtful accounts, contractual adjustments, discounts and charity care to determine reported revenues.

(o) Represents the percentage of patient revenues related to patients who are not admitted to our hospitals.

HCA HOLDINGS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The selected financial data and the accompanying consolidated financial statements present certain information with respect to the financial position, results of operations and cash flows of HCA Holdings, Inc. which should be read in conjunction with the following discussion and analysis. The terms "HCA," "Company," "we," "our," or "us," as used herein, refer HCA Inc. and our affiliates prior to the Corporate Reorganization and to HCA Holdings, Inc. and our affiliates after the Corporate Reorganization unless otherwise stated or indicated by context. The term "affiliates" means direct and indirect subsidiaries of HCA Holdings, Inc. and partnerships and joint ventures in which such subsidiaries are partners.

Forward-Looking Statements

This annual report on Form 10-K includes certain disclosures which contain "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words like "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan," "initiative" or "continue." These forward-looking statements are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control, which could significantly affect current plans and expectations and our future financial position and results of operations. These factors include, but are not limited to, (1) the impact of our substantial indebtedness and the ability to refinance such indebtedness on acceptable terms, (2) the effects related to the enactment and implementation of the Budget Control Act of 2011 ("BCA") and the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the "Health Reform Law"), the possible enactment of additional federal or state health care reforms and possible changes to the Health Reform Law and other federal, state or local laws or regulations affecting the health care industry, (3) increases in the amount and risk of collectibility of uninsured accounts and deductibles and copayment amounts for insured accounts, (4) the ability to achieve operating and financial targets, and attain expected levels of patient volumes and control the costs of providing services, (5) possible changes in the Medicare, Medicaid and other state programs, including Medicaid upper payment limit programs or Waiver Programs, that may impact reimbursements to health care providers and insurers, (6) the highly competitive nature of the health care business, (7) changes in service mix and revenue mix, including potential declines in the population covered under managed care agreements and the ability to enter into and renew managed care provider agreements on acceptable terms, (8) the efforts of insurers, health care providers and others to contain health care costs, (9) the outcome of our continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures, (10) increases in wages and the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical and technical support personnel, (11) the availability and terms of capital to fund the expansion of our business and improvements to our existing facilities, (12) changes in accounting practices, (13) changes in general economic conditions nationally and regionally in our markets, (14) future divestitures which may result in charges and possible impairments of long-lived assets, (15) changes in business strategy or development plans, (16) delays in receiving payments for services provided, (17) the outcome of pending and any future tax audits, appeals and litigation associated with our tax positions, (18) potential adverse impact of known and unknown government investigations, litigation and other claims that may be made against us, (19) our ongoing ability to demonstrate meaningful use of certified electronic health record technology and recognize income for the related Medicare or Medicaid incentive payments, and (20) other risk factors described in this annual report on Form 10-K. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ from those expressed in any forward-looking statements made by or on behalf of HCA. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this report.

2011 Operations Summary

Net income attributable to HCA Holdings, Inc. totaled $2.465 billion, or $4.97 per diluted share, for 2011, compared to $1.207 billion, or $2.76 per diluted share, for 2010. The 2011 results include net gains on sales of facilities of $142 million (pretax), or $0.16 per diluted share, a gain on the acquisition of controlling interest in an equity investment of $1.522 billion (pretax), or $2.87 per diluted share, losses on retirement of debt of $481 million (pretax), or $0.61 per diluted share, and termination of management agreement fees of $181 million (pretax), or $0.30 per diluted share. The 2010 results include net gains on sales of facilities of $4 million (pretax), or $0.01 per diluted share, and impairments of long-lived assets of $123 million (pretax), or $0.18 per diluted share. All "per diluted share" disclosures are based upon amounts net of the applicable income taxes. Shares used for diluted earnings per share were 495.943 million shares and 437.347 million shares for the years ended December 31, 2011 and 2010, respectively. During March 2011, we completed the initial public offering of 87.719 million shares of our common stock, and during September 2011, we repurchased 80.771 million shares of our common stock from affiliates of Bank of America Corporation.

Revenues increased to $29.682 billion for 2011 from $28.035 billion for 2010. Revenues increased 5.9% and 3.3%, respectively, on a consolidated basis and on a same facility basis for 2011, compared to 2010. The consolidated revenues increase can be attributed to the combined impact of a 0.7% increase in revenue per equivalent admission and a 5.2% increase in equivalent admissions. The same facility revenues increase resulted from a 0.3% increase in same facility revenue per equivalent admission and a 3.0% increase in same facility equivalent admissions. We experienced a shift in service mix from more complex surgical cases to less acute medical cases, resulting in lower than anticipated revenue per equivalent admission growth for 2011.

During 2011, consolidated admissions increased 4.2% and same facility admissions increased 2.3%, compared to 2010. Inpatient surgical volumes declined 0.5% on a consolidated basis and declined 1.7% on a same facility basis during 2011, compared to 2010. Outpatient surgical volumes increased 2.0% on a consolidated basis and declined 0.6% on a same facility basis during 2011, compared to 2010. Emergency room visits increased 7.7% on a consolidated basis and increased 6.2% on a same facility basis during 2011, compared to 2010.

For 2011, the provision for doubtful accounts increased $176 million, compared to 2010. The self-pay revenue deductions for charity care and uninsured discounts increased $346 million and $1.066 billion, respectively, for 2011, compared to 2010. The sum of the provision for doubtful accounts, uninsured discounts and charity care, as a percentage of the sum of revenues, the provision for doubtful accounts, uninsured discounts and charity care, was 27.4% for 2011, compared to 25.6% for 2010. Same facility uninsured admissions increased 7.4% and same facility uninsured emergency room visits increased 5.8% for 2011, compared to 2010.

Interest expense totaled $2.037 billion for 2011, compared to $2.097 billion for 2010. The $60 million decline in interest expense for 2011 was due primarily to a decline in the average interest rate.

Cash flows from operating activities increased $848 million, from $3.085 billion for 2010 to $3.933 billion for 2011. The increase in cash flows from operating activities was primarily due to improved cash flows of $885 million related to income taxes.

Business Strategy

We are committed to providing the communities we serve with high quality, cost-effective health care while growing our business, increasing our profitability and creating long-term value for our stockholders. To achieve these objectives, we align our efforts around the following growth agenda:

Business Strategy (Continued)

Grow Our Presence in Existing Markets. We believe we are well positioned in a number of large and growing markets that will allow us the opportunity to generate long-term, attractive growth through the expansion of our presence in these markets. We plan to continue recruiting and strategically collaborating with the physician community and adding attractive service lines such as cardiology, emergency services, oncology and women's services. Additional components of our growth strategy include expanding our footprint through developing various outpatient access points, including surgery centers, rural outreach, freestanding emergency departments and walk-in clinics.

Achieve Industry-Leading Performance in Clinical and Satisfaction Measures. Achieving high levels of patient safety, patient satisfaction and clinical quality are central goals of our business model. To achieve these goals, we have implemented a number of initiatives including infection reduction initiatives, hospitalist programs, advanced health information technology and evidence-based medicine programs. We routinely analyze operational practices from our best-performing hospitals to identify ways to implement organization-wide performance improvements and reduce clinical variation. We believe these initiatives will continue to improve patient care, help us achieve cost efficiencies, grow our revenues and favorably position us in an environment where our constituents are increasingly focused on quality, efficacy and efficiency.

Recruit and Employ Physicians to Meet Need for High Quality Health Services. We depend on the quality and dedication of the health care providers and other team members who serve at our facilities. We believe a critical component of our growth strategy is our ability to successfully recruit and strategically collaborate with physicians and other professionals to provide high quality care. We attract and retain physicians by providing high quality, convenient facilities with advanced technology, by expanding our specialty services and by building our outpatient operations. We believe our continued investment in the employment, recruitment and retention of physicians will improve the quality of care at our facilities.

Continue to Leverage Our Scale and Market Positions to Enhance Profitability. We believe there is significant opportunity to continue to grow the profitability of our company by fully leveraging the scale and scope of our franchise. We are currently pursuing next generation performance improvement initiatives such as contracting for services on a multistate basis and expanding our support infrastructure for additional clinical and support functions, such as physician credentialing, medical transcription and electronic medical recordkeeping. We believe our centrally managed business processes and ability to leverage cost-saving practices across our extensive network will enable us to continue to manage costs effectively. We have created a subsidiary, Parallon Business Solutions, to leverage key components of our support infrastructure, including revenue cycle management, healthcare group purchasing, supply chain management and staffing functions and are offering these services to other hospital companies.

Selectively Pursue a Disciplined Development Strategy. We continue to believe there are significant growth opportunities in our markets. We will continue to provide financial and operational resources to successfully execute on our in-market opportunities. To complement our in-market growth agenda, we intend to focus on selectively developing and acquiring new hospitals, outpatient facilities and other health care service providers. We believe the challenges faced by the hospital industry may spur consolidation and we believe our size, scale, national presence and access to capital will position us well to participate in any such consolidation. We have a strong record of successfully acquiring and integrating hospitals and entering into joint ventures and intend to continue leveraging this experience.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Our estimates are based on historical experience and various other assumptions we believe are reasonable under the circumstances. We evaluate our estimates on an ongoing basis and make changes to the estimates and related disclosures as experience develops or new information becomes known. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenues

Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from payers. Estimates of contractual allowances under managed care health plans are based upon the payment terms specified in the related contractual agreements. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The estimated reimbursement amounts are made on a payer-specific basis and are recorded based on the best information available regarding management's interpretation of the applicable laws, regulations and contract terms. Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms resulting from contract renegotiations and renewals. We have invested significant resources to refine and improve our computerized billing systems and the information system data used to make contractual allowance estimates. We have developed standardized calculation processes and related training programs to improve the utility of our patient accounting systems.

The Emergency Medical Treatment and Labor Act ("EMTALA") requires any hospital participating in the Medicare program to conduct an appropriate medical screening examination of every person who presents to the hospital's emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize the condition or make an appropriate transfer of the individual to a facility able to handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual's ability to pay for treatment. Federal and state laws and regulations, including but not limited to EMTALA, require, and our commitment to providing quality patient care encourages, the provision of services to patients who are financially unable to pay for the health care services they receive. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the "Health Reform Law"), requires health plans to reimburse hospitals for emergency services provided to enrollees without prior authorization and without regard to whether a participating provider contract is in place. Further, as enacted, the Health Reform Law contains provisions that seek to decrease the number of uninsured individuals, including requirements or incentives, which do not become effective until 2014, for individuals to obtain, and large employers to provide, insurance coverage. These mandates may reduce the financial impact of screening for and stabilizing emergency medical conditions. However, many factors are unknown regarding the impact of the Health Reform Law, including the outcome of court challenges to the constitutionality of the law and Congressional efforts to amend or repeal the law, how many previously uninsured individuals will obtain coverage as a result of the law or the change, if any, in the volume of inpatient and outpatient hospital services that are sought by and provided to previously uninsured individuals and the payer mix.

We do not pursue collection of amounts related to patients who meet our guidelines to qualify as charity care; therefore, they are not reported in revenues. Patients treated at our hospitals for nonelective care, who have income at or below 200% of the federal poverty level, are eligible for charity care. The federal poverty level is established by the federal government and is based on income and family size. We provide discounts from our

Critical Accounting Policies and Estimates (Continued)

Revenues (Continued)

gross charges to uninsured patients who do not qualify for Medicaid or charity care. These discounts are similar to those provided to many local managed care plans. After the discounts are applied, we are still unable to collect a significant portion of uninsured patients' accounts, and we record significant provisions for doubtful accounts (based upon our historical collection experience) related to uninsured patients in the period the services are provided.

Due to the complexities involved in the classification and documentation of health care services authorized and provided, the estimation of revenues earned and the related reimbursement are often subject to interpretations that could result in payments that are different from our estimates. Adjustments to estimated Medicare and Medicaid reimbursement amounts and disproportionate-share funds, which resulted in net increases to revenues, related primarily to cost reports filed during the respective year were $40 million, $52 million and $40 million in 2011, 2010 and 2009, respectively. The adjustments to estimated reimbursement amounts, which resulted in net increases to revenues, related primarily to cost reports filed during previous years were $30 million, $50 million and $60 million in 2011, 2010 and 2009, respectively. We expect adjustments during the next 12 months related to Medicare and Medicaid cost report filings and settlements and disproportionate-share funds will result in increases to revenues within generally similar ranges.

Provision for Doubtful Accounts and the Allowance for Doubtful Accounts

The collection of outstanding receivables from Medicare, managed care payers, other third-party payers and patients is our primary source of cash and is critical to our operating performance. The primary collection risks relate to uninsured patient accounts, including patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and copayments) remain outstanding. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to amounts due directly from patients. An estimated allowance for doubtful accounts is recorded for all uninsured accounts, regardless of the aging of those accounts. Accounts are written off when all reasonable internal and external collection efforts have been performed. Our collection policies include a review of all accounts against certain standard collection criteria, upon completion of our internal collection efforts. Accounts determined to possess positive collectibility attributes are forwarded to a secondary external collection agency and the other accounts are written off. The accounts that are not collected by the secondary external collection agency are written off when they are returned to us by the collection agency (usually within 12 months). Writeoffs are based upon specific identification and the writeoff process requires a writeoff adjustment entry to the patient accounting system. We do not pursue collection of amounts related to patients that meet our guidelines to qualify as charity care.

During 2011, we adopted the provisions of Accounting Standards Update No. 2011-07, *Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities* ("ASU 2011-07"). ASU 2011-07 requires health care entities to change the presentation of the statement of operations by reclassifying the provision for doubtful accounts from an operating expense to a deduction from patient service revenues. All periods presented in this Form 10-K have been reclassified in accordance with ASU 2011-07. The amount of the provision for doubtful accounts is based upon management's assessment of historical writeoffs and expected net collections, business and economic conditions, trends in federal, state, and private employer health care coverage and other collection indicators. Management relies on the results of detailed reviews of historical writeoffs and recoveries at facilities that represent a majority of our revenues and accounts receivable (the "hindsight analysis") as a primary source of information in

Critical Accounting Policies and Estimates (Continued)

Provision for Doubtful Accounts and the Allowance for Doubtful Accounts (Continued)

estimating the collectibility of our accounts receivable. We perform the hindsight analysis quarterly, utilizing rolling twelve-months accounts receivable collection and writeoff data. We believe our quarterly updates to the estimated allowance for doubtful accounts at each of our hospital facilities provide reasonable valuations of our accounts receivable. These routine, quarterly changes in estimates have not resulted in material adjustments to our allowance for doubtful accounts, provision for doubtful accounts or period-to-period comparisons of our results of operations. At December 31, 2011 and 2010, the allowance for doubtful accounts represented approximately 92% and 93%, respectively, of the $4.478 billion and $4.249 billion, respectively, patient due accounts receivable balance. The patient due accounts receivable balance represents the estimated uninsured portion of our accounts receivable. The estimated uninsured portion of Medicaid pending and uninsured discount pending accounts is included in our patient due accounts receivable balance.

The revenue deductions related to uninsured accounts (charity care and uninsured discounts) generally have the inverse effect on the provision for doubtful accounts. To quantify the total impact of and trends related to uninsured accounts, we believe it is beneficial to view these revenue deductions and provision for doubtful accounts in combination, rather than each separately. A summary of these amounts for the years ended December 31, follows (dollars in millions):

	2011	2010	2009
Charity care	**$ 2,683**	$2,337	$2,151
Uninsured discounts	**5,707**	4,641	2,935
Provision for doubtful accounts	**2,824**	2,648	3,276
Totals	**$11,214**	$9,626	$8,362

Increases to our uninsured discounts have directly contributed to the declining trend in the provision for doubtful accounts. However, the sum of the provision for doubtful accounts, uninsured discounts and charity care, as a percentage of the sum of revenues, the provision for doubtful accounts, uninsured discounts and charity care increased from 23.8% for 2009 to 25.6% for 2010 and to 27.4% for 2011.

Days revenues in accounts receivable were 53 days, 50 days and 50 days at December 31, 2011, 2010 and 2009, respectively. Management expects a continuation of the challenges related to the collection of the patient due accounts. Adverse changes in the percentage of our patients having adequate health care coverage, general economic conditions, patient accounting service center operations, payer mix, or trends in federal, state, and private employer health care coverage could affect the collection of accounts receivable, cash flows and results of operations.

Critical Accounting Policies and Estimates (Continued)

Provision for Doubtful Accounts and the Allowance for Doubtful Accounts (Continued)

The approximate breakdown of accounts receivable by payer classification as of December 31, 2011 and 2010 is set forth in the following table:

	% of Accounts Receivable		
	Under 91 Days	91—180 Days	Over 180 Days
Accounts receivable aging at December 31, 2011:			
Medicare and Medicaid	14%	1%	1%
Managed care and other insurers	22	5	5
Uninsured	15	8	29
Total	51%	14%	35%
Accounts receivable aging at December 31, 2010:			
Medicare and Medicaid	14%	1%	1%
Managed care and other insurers	21	4	4
Uninsured	17	8	30
Total	52%	13%	35%

Professional Liability Claims

We, along with virtually all health care providers, operate in an environment with professional liability risks. Our facilities are insured by our wholly-owned insurance subsidiary for losses up to $50 million per occurrence, subject to a $5 million per occurrence self-insured retention. We purchase excess insurance on a claims-made basis for losses in excess of $50 million per occurrence. Our professional liability reserves, net of receivables under reinsurance contracts, do not include amounts for any estimated losses covered by our excess insurance coverage. Provisions for losses related to professional liability risks were $244 million, $222 million and $211 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Reserves for professional liability risks represent the estimated ultimate cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The estimated ultimate cost includes estimates of direct expenses and fees paid to outside counsel and experts, but does not include the general overhead costs of our insurance subsidiary or corporate office. Individual case reserves are established based upon the particular circumstances of each reported claim and represent our estimates of the future costs that will be paid on reported claims. Case reserves are reduced as claim payments are made and are adjusted upward or downward as our estimates regarding the amounts of future losses are revised. Once the case reserves for known claims are determined, information is stratified by loss layers and retentions, accident years, reported years, and geographic location of our hospitals. Several actuarial methods are employed to utilize this data to produce estimates of ultimate losses and reserves for incurred but not reported claims, including: paid and incurred extrapolation methods utilizing paid and incurred loss development to estimate ultimate losses; frequency and severity methods utilizing paid and incurred claims development to estimate ultimate average frequency (number of claims) and ultimate average severity (cost per claim); and Bornhuetter-Ferguson methods which add expected development to actual paid or incurred experience to estimate ultimate losses. These methods use our company-specific historical claims data and other information. Company-specific claim reporting and settlement data collected over an approximate 20-year period is used in our reserve estimation process. This company-specific data includes information regarding our business, including historical paid losses and loss adjustment expenses,

Critical Accounting Policies and Estimates (Continued)

Professional Liability Claims (Continued)

historical and current case loss reserves, actual and projected hospital statistical data, professional liability retentions for each policy year, geographic information and other data.

Reserves and provisions for professional liability risks are based upon actuarially determined estimates. The estimated reserve ranges, net of amounts receivable under reinsurance contracts, were \$1.134 billion to \$1.354 billion at December 31, 2011 and \$1.067 billion to \$1.276 billion at December 31, 2010. Our estimated reserves for professional liability claims may change significantly if future claims differ from expected trends. We perform sensitivity analyses which model the volatility of key actuarial assumptions and monitor our reserves for adequacy relative to all our assumptions in the aggregate. Based on our analysis, we believe the estimated professional liability reserve ranges represent the reasonably likely outcomes for ultimate losses. We consider the number and severity of claims to be the most significant assumptions in estimating reserves for professional liabilities. A 2% change in the expected frequency trend could be reasonably likely and would increase the reserve estimate by \$18 million or reduce the reserve estimate by \$17 million. A 2% change in the expected claim severity trend could be reasonably likely and would increase the reserve estimate by \$78 million or reduce the reserve estimate by \$71 million. We believe adequate reserves have been recorded for our professional liability claims; however, due to the complexity of the claims, the extended period of time to settle the claims and the wide range of potential outcomes, our ultimate liability for professional liability claims could change by more than the estimated sensitivity amounts and could change materially from our current estimates.

The reserves for professional liability risks cover approximately 2,700 individual claims at both December 31, 2011 and 2010 and estimates for unreported potential claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. The average time period between the occurrence and payment of final settlement for our professional liability claims is approximately five years, although the facts and circumstances of each individual claim can result in an occurrence-to-settlement timeframe that varies from this average. The estimation of the timing of payments beyond a year can vary significantly.

Reserves for professional liability risks were \$1.291 billion and \$1.262 billion at December 31, 2011 and 2010, respectively. The current portion of these reserves, \$298 million and \$268 million at December 31, 2011 and 2010, respectively, is included in "other accrued expenses." Obligations covered by reinsurance contracts are included in the reserves for professional liability risks, as the insurance subsidiary remains liable to the extent reinsurers do not meet their obligations. Reserves for professional liability risks (net of \$39 million and \$14 million receivable under reinsurance contracts at December 31, 2011 and 2010, respectively) were \$1.252 billion and \$1.248 billion at December 31, 2011 and 2010, respectively. The estimated total net reserves for professional liability risks at December 31, 2011 and 2010 are comprised of \$817 million and \$758 million, respectively, of case reserves for known claims and \$435 million and \$490 million, respectively, of reserves for incurred but not reported claims.

Critical Accounting Policies and Estimates (Continued)

Professional Liability Claims (Continued)

Changes in our professional liability reserves, net of reinsurance recoverable, for the years ended December 31, are summarized in the following table (dollars in millions):

	2011	2010	2009
Net reserves for professional liability claims, January 1	**$1,248**	$1,269	$1,330
Provision for current year claims	**298**	272	258
Favorable development related to prior years' claims	**(54)**	(50)	(47)
Total provision	**244**	222	211
Payments for current year claims	**7**	7	4
Payments for prior years' claims	**233**	236	268
Total claim payments	**240**	243	272
Net reserves for professional liability claims, December 31	**$1,252**	$1,248	$1,269

The favorable development related to prior years' claims resulted from declining claim frequency and moderating claim severity trends. We believe these favorable trends are primarily attributable to tort reforms enacted in key states, particularly Texas, and our risk management and patient safety initiatives, particularly in the area of obstetrics.

Income Taxes

We calculate our provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences that arise from the recognition of items in different periods for tax and accounting purposes. Deferred tax assets generally represent the tax effects of amounts expensed in our income statement for which tax deductions will be claimed in future periods.

Although we believe we have properly reported taxable income and paid taxes in accordance with applicable laws, federal, state or international taxing authorities may challenge our tax positions upon audit. Significant judgment is required in determining and assessing the impact of uncertain tax positions. We report a liability for unrecognized tax benefits from uncertain tax positions taken or expected to be taken in our income tax return. During each reporting period, we assess the facts and circumstances related to uncertain tax positions. If the realization of unrecognized tax benefits is deemed probable based upon new facts and circumstances, the estimated liability and the provision for income taxes are reduced in the current period. Final audit results may vary from our estimates.

Results of Operations

Revenue/Volume Trends

Our revenues depend upon inpatient occupancy levels, the ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charge and negotiated payment rates for such services. Gross charges typically do not reflect what our facilities are actually paid. Our facilities have entered into agreements with third-party payers, including government programs and managed care health plans, under which the facilities are paid based upon the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from gross charges. We do not pursue collection of amounts related to patients who meet our guidelines to qualify for charity care; therefore, they are not reported in

Results of Operations (Continued)

Revenue/Volume Trends (Continued)

revenues. We provide discounts to uninsured patients who do not qualify for Medicaid or charity care that are similar to the discounts provided to many local managed care plans.

Revenues increased 5.9% to $29.682 billion for 2011 from $28.035 billion for 2010 and increased 4.7% for 2010 from $26.776 billion for 2009. The increase in revenues in 2011 can be primarily attributed to the combined impact of a 0.7% increase in revenue per equivalent admission and a 5.2% increase in equivalent admissions compared to the prior year. The increase in revenues in 2010 can be primarily attributed to the combined impact of a 3.5% increase in revenue per equivalent admission and a 1.2% increase in equivalent admissions compared to 2009.

Consolidated admissions increased 4.2% in 2011 compared to 2010 and declined 0.1% in 2010 compared to 2009. Consolidated inpatient surgeries declined 0.5% and consolidated outpatient surgeries increased 2.0% during 2011 compared to 2010. Consolidated inpatient surgeries declined 1.5% and consolidated outpatient surgeries declined 1.4% during 2010 compared to 2009. Consolidated emergency room visits increased 7.7% during 2011 compared to 2010 and increased 2.0% during 2010 compared to 2009.

Same facility revenues increased 3.3% for the year ended December 31, 2011 compared to the year ended December 31, 2010 and increased 4.6% for the year ended December 31, 2010 compared to the year ended December 31, 2009. The 3.3% increase for 2011 can be primarily attributed to the combined impact of a 0.3% increase in same facility revenue per equivalent admission and a 3.0% increase in same facility equivalent admissions. The 4.6% increase for 2010 can be primarily attributed to the combined impact of a 3.2% increase in same facility revenue per equivalent admission and a 1.4% increase in same facility equivalent admissions.

Same facility admissions increased 2.3% in 2011 compared to 2010 and increased 0.1% in 2010 compared to 2009. Same facility inpatient surgeries declined 1.7% and same facility outpatient surgeries declined 0.6% during 2011 compared to 2010. Same facility inpatient surgeries declined 1.4% and same facility outpatient surgeries declined 1.2% during 2010 compared to 2009. Same facility emergency room visits increased 6.2% during 2011 compared to 2010 and increased 2.1% during 2010 compared to 2009.

Same facility uninsured emergency room visits increased 5.8% and same facility uninsured admissions increased 7.4% during 2011 compared to 2010. Same facility uninsured emergency room visits increased 1.2% and same facility uninsured admissions increased 5.4% during 2010 compared to 2009.

The approximate percentages of our admissions related to Medicare, managed Medicare, Medicaid, managed Medicaid, managed care and other insurers and the uninsured for the years ended December 31, 2011, 2010 and 2009 are set forth below.

	Years Ended December 31,		
	2011	**2010**	**2009**
Medicare	**34%**	34%	34%
Managed Medicare	**11**	10	10
Medicaid	**9**	9	9
Managed Medicaid	**8**	8	7
Managed care and other insurers	**31**	32	34
Uninsured	**7**	7	6
	100%	100%	100%

Results of Operations (Continued)

Revenue/Volume Trends (Continued)

The approximate percentages of our inpatient revenues, before provision for doubtful accounts, related to Medicare, managed Medicare, Medicaid, managed Medicaid, managed care plans and other insurers and the uninsured for the years ended December 31, 2011, 2010 and 2009 are set forth below.

	Years Ended December 31,		
	2011	**2010**	**2009**
Medicare	**31%**	31%	31%
Managed Medicare	**9**	9	8
Medicaid	**8**	9	8
Managed Medicaid	**4**	4	4
Managed care and other insurers	**45**	44	44
Uninsured(a)	**3**	3	5
	100%	100%	100%

(a) Increases in discounts to uninsured revenues have resulted in declines in the percentage of our inpatient revenues related to the uninsured, as the percentage of uninsured admissions compared to total admissions has increased slightly.

At December 31, 2011, we owned and operated 39 hospitals and 31 surgery centers in the state of Florida. Our Florida facilities' revenues totaled $6.989 billion, $6.538 billion and $6.217 billion for the years ended December 31, 2011, 2010 and 2009, respectively. At December 31, 2011, we owned and operated 36 hospitals and 22 surgery centers in the state of Texas. Our Texas facilities' revenues totaled $7.829 billion, $7.597 billion and $7.180 billion for the years ended December 31, 2011, 2010 and 2009, respectively. During each year 2011, 2010 and 2009, 57% of our admissions and 50% of our revenues were generated by our Florida and Texas facilities. Uninsured admissions in Florida and Texas represented 63%, 63% and 64% of our uninsured admissions during 2011, 2010 and 2009, respectively.

We receive a significant portion of our revenues from government health programs, principally Medicare and Medicaid, which are highly regulated and subject to frequent and substantial changes. We provide indigent care services in several communities in the state of Texas, in affiliation with other hospitals. The state of Texas has been involved in efforts to increase the indigent care provided by private hospitals. As a result of additional indigent care being provided by private hospitals, public hospital districts or counties in Texas have available funds that were previously devoted to indigent care. The public hospital districts or counties are under no contractual or legal obligation to provide such indigent care. The public hospital districts or counties have elected to transfer some portion of these available funds to the state's Medicaid program. Such action is at the sole discretion of the public hospital districts or counties. It is anticipated that these contributions to the state will be matched with federal Medicaid funds. The state then may make supplemental payments to hospitals in the state for Medicaid services rendered. Hospitals receiving Medicaid supplemental payments may include those that are providing additional indigent care services. Our Texas Medicaid revenues included $540 million, $657 million and $474 million during 2011, 2010 and 2009, respectively, of Medicaid supplemental payments. In addition, we receive supplemental payments in several other states. We are aware these supplemental payment programs are currently being reviewed by certain state agencies and some states have made waiver requests to the Centers for Medicare & Medicaid Services ("CMS") to replace their existing supplemental payment programs. It is possible these reviews and waiver requests will result in the restructuring of such supplemental payment programs and

Results of Operations (Continued)

Revenue/Volume Trends (Continued)

could result in the payment programs being reduced or eliminated. In December 2011, CMS approved a Medicaid waiver that allows Texas to continue receiving supplemental Medicaid reimbursement while expanding its Medicaid managed care program, thus Texas is operating pursuant to a Waiver Program. However, we cannot predict whether the Texas private supplemental Medicaid reimbursement program will continue or guarantee that revenues recognized for the program will not decline. Because deliberations about these programs are ongoing, we are unable to estimate the financial impact the program structure modifications, if any, may have on our results of operations.

Electronic Health Record Incentive Payments

The American Recovery and Reinvestment Act of 2009 provides for Medicare and Medicaid incentive payments beginning in 2011 for eligible hospitals and professionals that adopt and meaningfully use certified electronic health record ("EHR") technology. We recognize income related to Medicare and Medicaid incentive payments using a gain contingency model that is based upon when our eligible hospitals have demonstrated meaningful use of certified EHR technology for the applicable period and the cost report information for the full cost report year that will determine the final calculation of the incentive payment is available.

Medicaid EHR incentive calculations and related payment amounts are based upon prior period cost report information available at the time our eligible hospitals adopt, implement or demonstrate meaningful use of certified EHR technology for the applicable period, and are not subject to revision for cost report data filed for a subsequent period. Thus, incentive income recognition occurs at the point our eligible hospitals adopt, implement or demonstrate meaningful use of certified EHR technology for the applicable period, as the cost report information for the full cost report year that will determine the final calculation of the incentive payment is known at that time.

Medicare EHR incentive calculations and related initial payment amounts are based upon the most current filed cost report information available at the time our eligible hospitals demonstrate meaningful use of certified EHR technology for the applicable period. However, unlike Medicaid, this initial payment amount will be adjusted based upon an updated calculation using the annual cost report information for the cost report period that began during the applicable payment year. Thus, incentive income recognition occurs at the point our eligible hospitals demonstrate meaningful use of certified EHR technology for the applicable period and the cost report information for the full cost report year that will determine the final calculation of the incentive payment is available.

We recognized $210 million of electronic health record incentive income related to Medicaid ($87 million) and Medicare ($123 million) incentive programs during 2011. At December 31, 2011, we have $134 million of deferred EHR incentive income, which represents initial incentive payments received for which EHR incentive income has not been recognized. Actual incentive payments could vary from these estimates due to certain factors such as availability of federal funding for both Medicare and Medicaid incentive payments, timing of the approval of state Medicaid incentive payment plans by CMS and our ability to continue to demonstrate meaningful use of certified EHR technology. We have incurred and will continue to incur both capital costs and operating expenses in order to implement our certified EHR technology and meet meaningful use requirements. These expenses are ongoing and are projected to continue over all stages of implementation of meaningful use. The timing of recognizing the expenses may not correlate with the receipt of the incentive payments and the recognition of revenues. For 2011, we incurred $77 million of operating expenses to implement our certified EHR technology and meet meaningful use.

Results of Operations (Continued)

Electronic Health Record Incentive Payments (Continued)

For 2012, we estimate EHR incentive income will be recognized in the range of $325 million to $350 million and that related EHR operating expenses will be in the range of $140 million to $160 million. Actual EHR incentive income and EHR operating expenses could vary from these estimates. There can be no assurance that we will be able to continue to demonstrate meaningful use of certified EHR technology, and the failure to do so could have a material, adverse effect on our results of operations.

Results of Operations (Continued)

Operating Results Summary

The following are comparative summaries of operating results for the years ended December 31, 2011, 2010 and 2009 (dollars in millions):

	2011		2010		2009	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Revenues before provision for doubtful accounts	**$32,506**		$30,683		$30,052	
Provision for doubtful accounts	**2,824**		2,648		3,276	
Revenues	**29,682**	**100.0**	28,035	100.0	26,776	100.0
Salaries and benefits	**13,440**	**45.3**	12,484	44.5	11,958	44.7
Supplies	**5,179**	**17.4**	4,961	17.7	4,868	18.2
Other operating expenses	**5,470**	**18.5**	5,004	17.9	4,724	17.6
Electronic health record incentive income	**(210)**	**(0.7)**	—	—	—	—
Equity in earnings of affiliates	**(258)**	**(0.9)**	(282)	(1.0)	(246)	(0.9)
Depreciation and amortization	**1,465**	**4.9**	1,421	5.0	1,425	5.2
Interest expense	**2,037**	**6.9**	2,097	7.5	1,987	7.4
Losses (gains) on sales of facilities	**(142)**	**(0.5)**	(4)	—	15	0.1
Gain on acquisition of controlling interest in equity investment	**(1,522)**	**(5.1)**	—	—	—	—
Impairments of long-lived assets	**—**	**—**	123	0.4	43	0.2
Losses on retirement of debt	**481**	**1.6**	—	—	—	—
Termination of management agreement	**181**	**0.6**	—	—	—	—
	26,121	**88.0**	25,804	92.0	24,774	92.5
Income before income taxes	**3,561**	**12.0**	2,231	8.0	2,002	7.5
Provision for income taxes	**719**	**2.4**	658	2.4	627	2.4
Net income	**2,842**	**9.6**	1,573	5.6	1,375	5.1
Net income attributable to noncontrolling interests	**377**	**1.3**	366	1.3	321	1.2
Net income attributable to HCA Holdings, Inc.	**$ 2,465**	**8.3**	$ 1,207	4.3	$ 1,054	3.9
% changes from prior year:						
Revenues	**5.9%**		4.7%		7.2%	
Income before income taxes	**59.6**		11.5		71.1	
Net income attributable to HCA Holdings, Inc.	**104.3**		14.5		56.7	
Admissions(a)	**4.2**		(0.1)		1.0	
Equivalent admissions(b)	**5.2**		1.2		3.2	
Revenue per equivalent admission	**0.7**		3.5		3.9	
Same facility % changes from prior year(c):						
Revenues	**3.3**		4.6		7.5	
Admissions(a)	**2.3**		0.1		1.2	
Equivalent admissions(b)	**3.0**		1.4		3.4	
Revenue per equivalent admission	**0.3**		3.2		4.0	

(a) Represents the total number of patients admitted to our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(b) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.

(c) Same facility information excludes the operations of hospitals and their related facilities that were either acquired, divested or removed from service during the current and prior year.

Results of Operations (Continued)

Years Ended December 31, 2011 and 2010

Net income attributable to HCA Holdings, Inc. totaled $2.465 billion, or $4.97 per diluted share, for the year ended December 31, 2011 compared to $1.207 billion, or $2.76 per diluted share, for the year ended December 31, 2010. Financial results for 2011 include net gains on sales of facilities of $142 million (pretax), or $0.16 per diluted share, a gain on the acquisition of controlling interest in an equity investment of $1.522 billion (pretax), or $2.87 per diluted share, losses on retirement of debt of $481 million (pretax), or $0.61 per diluted share, and termination of management agreement fees of $181 million (pretax), or $0.30 per diluted share. Financial results for 2010 include net gains on sales of facilities of $4 million (pretax), or $0.01 per diluted share, and asset impairment charges of $123 million (pretax), or $0.18 per diluted share. All "per diluted share" disclosures are based upon amounts net of the applicable income taxes. Shares used for diluted earnings per share were 495.943 million shares and 437.347 million shares for the years ended December 31, 2011 and 2010, respectively. During March 2011, we completed the initial public offering of 87.719 million shares of our common stock, and during September 2011, we repurchased 80.771 million shares of our common stock from affiliates of Bank of America Corporation.

During 2011, consolidated admissions increased 4.2% and same facility admissions increased 2.3% for 2011, compared to 2010. Consolidated inpatient surgical volumes declined 0.5%, and same facility inpatient surgeries declined 1.7% during 2011 compared to 2010. Consolidated outpatient surgical volumes increased 2.0%, and same facility outpatient surgeries declined 0.6% during 2011 compared to 2010. Emergency room visits increased 7.7% on a consolidated basis and increased 6.2% on a same facility basis during 2011 compared to 2010.

Revenues before provision for doubtful accounts increased 5.9% to $32.506 billion for 2011 from $30.683 billion for 2010. Provision for doubtful accounts increased $176 million from $2.648 billion in 2010 to $2.824 billion in 2011. With our adoption of ASU 2011-07, the provision for doubtful accounts has been reclassified from an operating expense to a deduction from patient service revenues. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to uninsured amounts due directly from patients, including copayment and deductible amounts for patients who have health care coverage. The self-pay revenue deductions for charity care and uninsured discounts increased $346 million and $1.066 billion, respectively, during 2011 compared to 2010. The sum of the provision for doubtful accounts, uninsured discounts and charity care, as a percentage of the sum of revenues, the provision for doubtful accounts, uninsured discounts and charity care, was 27.4% for 2011 compared to 25.6% for 2010. At December 31, 2011, our allowance for doubtful accounts represented approximately 92% of the $4.478 billion total patient due accounts receivable balance, including accounts, net of estimated contractual discounts, related to patients for which eligibility for Medicaid coverage or uninsured discounts was being evaluated.

Revenues increased 5.9% to $29.682 billion for 2011 from $28.035 billion for 2010. The increase in revenues was due primarily to the combined impact of a 0.7% increase in revenue per equivalent admission and a 5.2% increase in equivalent admissions compared to 2010. Same facility revenues increased 3.3% due primarily to the combined impact of a.0.3% increase in same facility revenue per equivalent admission and a 3.0% increase in same facility equivalent admissions compared to 2010.

Salaries and benefits, as a percentage of revenues, were 45.3% in 2011 and 44.5% in 2010. Salaries and benefits per equivalent admission increased 2.4% in 2011 compared to 2010. Same facility labor rate increases averaged 2.3% for 2011 compared to 2010.

Results of Operations (Continued)

Years Ended December 31, 2011 and 2010 (Continued)

Supplies, as a percentage of revenues, were 17.4% in 2011 and 17.7% in 2010. Supply costs per equivalent admission declined 0.7% in 2011 compared to 2010. Supply costs per equivalent admission declined 3.0% for medical devices, 1.5% for pharmacy supplies and 1.7% for blood products, and increased 3.1% for general medical and surgical items in 2011 compared to 2010.

Other operating expenses, as a percentage of revenues, increased to 18.5% in 2011 from 17.9% in 2010. Other operating expenses are primarily comprised of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance (including professional liability insurance) and nonincome taxes. Each of contract services and professional fees increased 20 basis points in 2011 compared to 2010. Other operating expenses include $317 million and $354 million of indigent care costs in certain Texas markets during 2011 and 2010, respectively. Provisions for losses related to professional liability risks were $244 million and $222 million for 2011 and 2010, respectively.

We recognized $210 million of electronic health record incentive income related to Medicaid ($87 million) and Medicare ($123 million) incentive programs during 2011. We recognize income related to Medicare and Medicaid incentive payments using a gain contingency model that is based upon when our eligible hospitals have demonstrated meaningful use of certified EHR technology for the applicable period and the cost report information for the full cost report year that will determine the final calculation of the incentive payment is available.

Equity in earnings of affiliates declined from $282 million for 2010 to $258 million for 2011. Equity in earnings of affiliates relates primarily to our Denver, Colorado market joint venture, which effective November 1, 2011, we began consolidating due to our acquisition of the approximate 40% remaining ownership interest.

Depreciation and amortization declined, as a percentage of revenues, to 4.9% in 2011 from 5.0% in 2010. Depreciation expense was $1.461 billion for 2011 and $1.416 billion for 2010.

Interest expense declined to $2.037 billion for 2011 from $2.097 billion for 2010. The decline in interest expense was due primarily to a decline in the average interest rate. Our average debt balance was $26.588 billion for 2011 compared to $26.751 billion for 2010. The average interest rate for our long-term debt declined from 7.8% for 2010 to 7.7% for 2011.

Net gains on sales of facilities were $142 million for 2011 and primarily related to the sale of a hospital facility and other health care entity investments. Net gains on sales of facilities were $4 million for 2010 and were related to sales of real estate and other health care entity investments.

During October 2011, we completed our acquisition of the Colorado Health Foundation's ("Foundation") approximate 40% remaining ownership interest in the HCA-HealthONE LLC ("HealthONE") joint venture for $1.450 billion. We recorded a gain on the acquisition of a controlling interest in an equity investment of $1.522 billion related to the remeasurement of our previous equity investment in HealthONE based upon our acquisition of the Foundation's ownership interest and the resulting consolidation of the entire enterprise at estimated fair value.

Results of Operations (Continued)

Years Ended December 31, 2011 and 2010 (Continued)

Impairments of long-lived assets were $123 million for 2010 and included $74 million related to two hospital facilities and $49 million related to other health care entity investments, which includes $35 million for the writeoff of capitalized engineering and design costs related to certain building safety requirements (California earthquake standards) that have been revised. There were no impairments of long-lived assets in 2011.

During 2011, we recorded losses on retirement of debt of $481 million related to the redemptions of all $1.000 billion aggregate principal amount of our 9 1/8% Senior Secured Notes due 2014, at a redemption price of 104.563% of the principal amount; $108 million aggregate principal amount of our 9 7/8% Senior Secured Notes due 2017, at a redemption price of 109.875% of the principal amount; all of our outstanding $1.578 billion 9 5/8%/10 3/8% second lien toggle notes due 2016, at a redemption price of 106.783% of the principal amount and all of our outstanding $3.200 billion 9 1/4% second lien notes due 2016, at a redemption price of 106.513% of the principal amount. There were no losses on retirement of debt during the 2010.

Our Investors have provided management and advisory services to the Company, pursuant to a management agreement among HCA and the Investors executed in connection with the Investors' acquisition of HCA in November 2006. In March 2011, the management agreement was terminated pursuant to its terms upon completion of the initial public offering of our common stock, and the Investors were paid a final fee of $181 million.

The effective tax rate was 22.6% and 35.3% for 2011 and 2010, respectively. The effective tax rate computations exclude net income attributable to noncontrolling interests as it relates to consolidated partnerships. Our income before income taxes for 2011 included $1.255 billion of nontaxable gain related to the reported gain on the acquisition of a controlling interest in an equity investment. Our provision for income taxes for 2010 was reduced by $44 million related to reductions in interest expense related to taxing authority examinations. Excluding the effect of these adjustments, the effective tax rate for 2011 and 2010 would have been 37.3% and 37.6%, respectively.

Net income attributable to noncontrolling interests increased from $366 million for 2010 to $377 million for 2011. The increase in net income attributable to noncontrolling interests related primarily to growth in operating results of certain surgery center joint ventures.

Years Ended December 31, 2010 and 2009

Net income attributable to HCA Holdings, Inc. totaled $1.207 billion, or $2.76 per diluted share, for the year ended December 31, 2010 compared to $1.054 billion, or $2.44 per diluted share, for the year ended December 31, 2009. Financial results for 2010 include net gains on sales of facilities of $4 million (pretax), or $0.01 per diluted share, and asset impairment charges of $123 million (pretax), or $0.18 per diluted share. Financial results for 2009 include net losses on sales of facilities of $15 million (pretax), or $0.02 per diluted share, and asset impairment charges of $43 million (pretax), or $0.08 per diluted share. All "per diluted share" disclosures are based upon amounts net of the applicable income taxes. Shares used for diluted earnings per share were 437.347 million shares and 432.227 million shares for the years ended December 31, 2010 and 2009, respectively.

During 2010, consolidated admissions declined 0.1% and same facility admissions increased 0.1% for 2010, compared to 2009. Consolidated inpatient surgical volumes declined 1.5%, and same facility inpatient surgeries

Results of Operations (Continued)

Years Ended December 31, 2010 and 2009 (Continued)

declined 1.4% during 2010 compared to 2009. Consolidated outpatient surgical volumes declined 1.4%, and same facility outpatient surgeries declined 1.2% during 2010 compared to 2009. Emergency room visits increased 2.0% on a consolidated basis and increased 2.1% on a same facility basis during 2010 compared to 2009.

Revenues before provision for doubtful accounts increased 2.1% to $30.683 billion for 2010 from $30.052 billion for 2009. Provision for doubtful accounts declined $628 million from $3.276 billion in 2009 to $2.648 billion in 2010. With our adoption of ASU 2011-07, the provision for doubtful accounts has been reclassified from an operating expense to a deduction from patient service revenues. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to uninsured amounts due directly from patients, including copayment and deductible amounts for patients who have health care coverage. The decline in the provision for doubtful accounts can be attributed to the $1.892 billion increase in the combined self-pay revenue deductions for charity care and uninsured discounts during 2010, compared to 2009. The self-pay revenue deductions for charity care and uninsured discounts increased $186 million and $1.706 billion, respectively, during 2010 compared to 2009. The sum of the provision for doubtful accounts, uninsured discounts and charity care, as a percentage of the sum of revenues, the provision for doubtful accounts, uninsured discounts and charity care, was 25.6% for 2010 compared to 23.8% for 2009. At December 31, 2010, our allowance for doubtful accounts represented approximately 93% of the $4.249 billion total patient due accounts receivable balance, including accounts, net of estimated contractual discounts, related to patients for which eligibility for Medicaid coverage or uninsured discounts was being evaluated.

Revenues increased 4.7% to $28.035 billion for 2010 from $26.776 billion for 2009. The increase in revenues was due primarily to the combined impact of a 3.5% increase in revenue per equivalent admission and a 1.2% increase in equivalent admissions compared to 2009. Same facility revenues increased 4.6% due primarily to the combined impact of a 3.2% increase in same facility revenue per equivalent admission and a 1.4% increase in same facility equivalent admissions compared to 2009.

Salaries and benefits, as a percentage of revenues, were 44.5% in 2010 and 44.7% in 2009. Salaries and benefits per equivalent admission increased 3.2% in 2010 compared to 2009. Same facility labor rate increases averaged 2.7% for 2010 compared to 2009.

Supplies, as a percentage of revenues, were 17.7% in 2010 and 18.2% in 2009. Supply costs per equivalent admission increased 0.7% in 2010 compared to 2009. Supply costs per equivalent admission increased 2.4% for medical devices, 0.8% for blood products, and 2.9% for general medical and surgical items, and declined 0.7% for pharmacy supplies in 2010 compared to 2009.

Other operating expenses, as a percentage of revenues, increased to 17.9% in 2010 from 17.6% in 2009. Other operating expenses are primarily comprised of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance (including professional liability insurance) and nonincome taxes. The major component of the increase in other operating expenses, as a percentage of revenues, was related to indigent care costs in certain Texas markets which increased to $354 million for 2010 from $248 million for 2009. Provisions for losses related to professional liability risks were $222 million and $211 million for 2010 and 2009, respectively.

Equity in earnings of affiliates increased from $246 million for 2009 to $282 million for 2010. Equity in earnings of affiliates related primarily to our Denver, Colorado market joint venture.

Results of Operations (Continued)

Years Ended December 31, 2010 and 2009 (Continued)

Depreciation and amortization declined, as a percentage of revenues, to 5.0% in 2010 from 5.2% in 2009. Depreciation expense was $1.416 billion for 2010 and $1.419 billion for 2009.

Interest expense increased to $2.097 billion for 2010 from $1.987 billion for 2009. The increase in interest expense was due primarily to an increase in the average interest rate. Our average debt balance was $26.751 billion for 2010 compared to $26.267 billion for 2009. The average interest rate for our long-term debt increased from 7.6% for 2009 to 7.8% for 2010.

Net gains on sales of facilities were $4 million for 2010 and were related to sales of real estate and other health care entity investments. Net losses on sales of facilities were $15 million for 2009 and included $8 million of net losses on the sales of three hospital facilities and $7 million of net losses on sales of real estate and other health care entity investments.

Impairments of long-lived assets were $123 million for 2010 and included $74 million related to two hospital facilities and $49 million related to other health care entity investments, which includes $35 million for the writeoff of capitalized engineering and design costs related to certain building safety requirements (California earthquake standards) that have been revised. Impairments of long-lived assets were $43 million for 2009 and included $19 million related to goodwill and $24 million related to property and equipment.

The effective tax rate was 35.3% and 37.3% for 2010 and 2009, respectively. The effective tax rate computations exclude net income attributable to noncontrolling interests as it relates to consolidated partnerships. Our provisions for income taxes for 2010 and 2009 were reduced by $44 million and $12 million, respectively, related to reductions in interest expense related to taxing authority examinations. Excluding the effect of these adjustments, the effective tax rate for 2010 and 2009 would have been 37.6% and 38.0%, respectively.

Net income attributable to noncontrolling interests increased from $321 million for 2009 to $366 million for 2010. The increase in net income attributable to noncontrolling interests related primarily to growth in operating results of hospital joint ventures in two Texas markets.

Liquidity and Capital Resources

Our primary cash requirements are paying our operating expenses, servicing our debt, capital expenditures on our existing properties, acquisitions of hospitals and other health care entities, repurchases of our common stock, distributions to stockholders and distributions to noncontrolling interests. Our primary cash sources are cash flows from operating activities, issuances of debt and equity securities and dispositions of hospitals and other health care entities.

Cash provided by operating activities totaled $3.933 billion in 2011 compared to $3.085 billion in 2010 and $2.747 billion in 2009. Working capital totaled $1.679 billion at December 31, 2011 and $2.650 billion at December 31, 2010. The decline in working capital is primarily related to an increase in our long-term debt due within one year. The $848 million increase in cash provided by operating activities for 2011, compared to 2010, was primarily related to $885 million improvement from lower income tax payments. The $338 million increase in cash provided by operating activities for 2010, compared to 2009, was primarily comprised of the net impact of the $198 million increase in net income, a $547 million improvement from lower income tax payments and a

Liquidity and Capital Resources (Continued)

$384 million decline from changes in operating assets and liabilities and the provision for doubtful accounts. Cash payments for interest and income taxes declined $780 million for 2011 compared to 2010 and declined $387 million for 2010 compared to 2009.

Cash used in investing activities was $2.995 billion, $1.039 billion and $1.035 billion in 2011, 2010 and 2009, respectively. Excluding acquisitions, capital expenditures were $1.679 billion in 2011, $1.325 billion in 2010 and $1.317 billion in 2009. We expended $1.682 billion, $233 million and $61 million for acquisitions of hospitals and health care entities during 2011, 2010 and 2009, respectively. Expenditures for acquisitions in 2011 included eight hospital facilities, seven of which were related to the acquisition of the remaining interests in our joint venture in the Denver market. Expenditures for acquisitions in 2010 included two hospital facilities and in 2009 were generally comprised of outpatient and ancillary services entities. Planned capital expenditures are expected to approximate $1.9 billion in 2012. At December 31, 2011, there were projects under construction which had an estimated additional cost to complete and equip over the next five years of approximately $1.5 billion. We expect to finance capital expenditures with internally generated and borrowed funds.

During 2011, we received cash of $281 million from sales of one hospital, other health care entities and real estate investments. We also received net cash proceeds of $80 million related to net changes in our investments. During 2010, we received cash proceeds of $37 million from sales of other health care entities and real estate investments. We also received net cash proceeds of $472 million related to net changes in our investments. During 2009, we received cash proceeds of $41 million from dispositions of three hospitals and sales of other health care entities and real estate investments. We also received net cash proceeds of $303 million related to net changes in our investments.

Cash used in financing activities totaled $976 million in 2011, $1.947 billion in 2010 and $1.865 billion in 2009. During 2011, we received cash of $2.506 billion related to the issuance of common stock in conjunction with our initial public offering; we used cash of $1.503 billion for repurchases of common stock; and we used cash proceeds from issuance of common stock and available cash provided by operations to make net debt repayments of $1.589 billion. During 2010, we received net proceeds of $2.533 billion from our debt issuance and debt repayment activities. During 2009, we used cash proceeds from sales of facilities and available cash provided by operations to make net debt repayments of $1.459 billion. During 2011 and 2010, we paid $31 million and $4.257 billion, respectively, in distributions to our stockholders. During 2010, we received contributions from noncontrolling interests of $57 million. During 2011, 2010 and 2009, we made distributions to noncontrolling interests of $378 million, $342 million and $330 million, respectively. We paid debt issuance costs of $92 million, $50 million and $70 million for 2011, 2010 and 2009, respectively. During 2011 and 2010, we received income tax benefits of $63 million and $114 million, respectively, for certain items (primarily the cash distributions to holders of our stock options and exercises of stock options) that were deductible expenses for tax purposes, but were recognized as adjustments to stockholders' deficit for financial reporting purposes. We or our affiliates, including affiliates of the Sponsors, may in the future repurchase portions of our debt or equity securities, subject to certain limitations, from time to time in either the open market or through privately negotiated transactions, in accordance with applicable SEC and other legal requirements. The timing, prices, and sizes of purchases depend upon prevailing trading prices, general economic and market conditions, and other factors, including applicable securities laws. Funds for the repurchase of debt or equity securities have, and are expected to, come primarily from cash generated from operations and borrowed funds.

Liquidity and Capital Resources (Continued)

In addition to cash flows from operations, available sources of capital include amounts available under our senior secured credit facilities ($2.137 billion as of December 31, 2011 and $2.070 billion as of January 31, 2012) and anticipated access to public and private debt and equity markets.

During 2010, our Board of Directors declared three distributions to our stockholders and holders of stock options. The distributions totaled $9.43 per share and vested stock option, or $4.332 billion in the aggregate. The distributions were funded using funds available under our existing senior secured credit facilities, proceeds from the November 2010 issuance of $1.525 billion aggregate principal amount of 7¾% senior unsecured notes due 2021 and cash on hand.

On February 3, 2012, our Board of Directors declared a distribution to the Company's existing stockholders and holders of vested stock awards. The distribution declared was $2.00 per share and vested stock award, or approximately $975 million in the aggregate.

Investments of our professional liability insurance subsidiaries, to maintain statutory equity and pay claims, totaled $628 million and $742 million at December 31, 2011 and 2010, respectively. The insurance subsidiary maintained net reserves for professional liability risks of $410 million and $452 million at December 31, 2011 and 2010, respectively. Our facilities are insured by our wholly-owned insurance subsidiary for losses up to $50 million per occurrence; however, this coverage is subject to a $5 million per occurrence self-insured retention. Net reserves for the self-insured professional liability risks retained were $842 million and $796 million at December 31, 2011 and 2010, respectively. Claims payments, net of reinsurance recoveries, during the next 12 months are expected to approximate $285 million. We estimate that approximately $205 million of the expected net claim payments during the next 12 months will relate to claims subject to the self-insured retention.

Financing Activities

We are a highly leveraged company with significant debt service requirements. Our debt totaled $27.052 billion and $28.225 billion at December 31, 2011 and 2010, respectively. Our interest expense was $2.037 billion for 2011 and $2.097 billion for 2010.

During March 2010, we issued $1.400 billion aggregate principal amount of 7¼% senior secured first lien notes due 2020 at a price of 99.095% of their face value, resulting in $1.387 billion of gross proceeds. After the payment of related fees and expenses, we used the proceeds to repay outstanding indebtedness under our senior secured term loan facilities. During November 2010, we issued $1.525 billion aggregate principal amount of 7¾% senior unsecured notes due 2021 at a price of 100% of their face value. After the payment of related fees and expenses, we used the proceeds to make a distribution to our stockholders and optionholders.

During June 2011, we redeemed all $1.000 billion aggregate principal amount of our 9⅛% senior secured notes due 2014, at a redemption price of 104.563% of the principal amount, and $108 million aggregate principal amount of our 9⅞% senior secured notes due 2017, at a redemption price of 109.875% of the principal amount.

During August 2011, we issued $5.000 billion aggregate principal amount of notes, comprised of $3.000 billion of 6.50% senior secured first lien notes due 2020 and $2.000 billion of 7.50% senior unsecured notes due 2022. After the payment of related fees and expenses, we used the net proceeds from these debt issuances to redeem all of our outstanding $1.578 billion 9⅝%/10⅜% second lien toggle notes due 2016, at a redemption price of 106.783% of the principal amount, and all of our outstanding $3.200 billion 9¼% second lien notes due 2016, at a redemption price of 106.513% of the principal amount.

Liquidity and Capital Resources (Continued)

Financing Activities (Continued)

On September 21, 2011, we repurchased 80,771,143 shares of our common stock beneficially owned by affiliates of Bank of America Corporation at a purchase price of $18.61 per share, the closing price of the Company's common stock on the New York Stock Exchange on September 14, 2011. The repurchase was financed using a combination of cash on hand and borrowings under available credit facilities. The shares repurchased represented approximately 15.6% of our total shares outstanding.

During October 2011, we issued $500 million aggregate principal amount of 8.00% senior unsecured notes due 2018. After the payment of related fees and expenses, we used the net proceeds for general corporate purposes, which included funding a portion of the acquisition of the Colorado Health Foundation's approximate 40% remaining ownership interest in the HCA-HealthONE LLC joint venture, which was purchased during October 2011 for $1.450 billion.

Management believes that cash flows from operations, amounts available under our senior secured credit facilities and our anticipated access to public and private debt markets will be sufficient to meet expected liquidity needs during the next twelve months.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2011, maturities of contractual obligations and other commercial commitments are presented in the table below (dollars in millions):

	Payments Due by Period				
Contractual Obligations(a)	**Total**	**Current**	**2-3 Years**	**4-5 Years**	**After 5 Years**
Long-term debt including interest, excluding the senior secured credit facilities(b)	$28,545	$2,248	$4,089	$4,063	$18,145
Loans outstanding under the senior secured credit facilities, including interest(b)	11,560	860	2,931	3,384	4,385
Operating leases(c)	1,934	280	482	302	870
Purchase and other obligations(c)	27	19	8	—	—
Total contractual obligations	$42,066	$3,407	$7,510	$7,749	$23,400

	Commitment Expiration by Period				
Other Commercial Commitments Not Recorded on the Consolidated Balance Sheet	**Total**	**Current**	**2-3 Years**	**4-5 Years**	**After 5 Years**
Surety bonds(d)	$ 52	$51	$ 1	$—	$—
Letters of credit(e)	65	7	15	43	—
Physician commitments(f)	24	17	7	—	—
Guarantees(g)	2	—	—	—	2
Total commercial commitments	$143	$75	$23	$43	$ 2

(a) We have not included obligations to pay net estimated professional liability claims ($1.252 billion at December 31, 2011, including net reserves of $410 million relating to the wholly-owned insurance subsidiary) in this table. The estimated professional liability claims, which occurred prior to 2007, are expected to be funded by the designated investment securities that are restricted for this purpose ($628 million at December 31, 2011). We also have not included obligations related to unrecognized tax benefits of $494 million at December 31, 2011, as we cannot reasonably estimate the timing or amounts of cash payments, if any, at this time.

(b) Estimates of interest payments assume that interest rates, borrowing spreads and foreign currency exchange rates at December 31, 2011, remain constant during the period presented.

(c) Amounts relate to future operating lease obligations, purchase obligations and other obligations and are not recorded in our consolidated balance sheet. Amounts also include physician commitments that are recorded in our consolidated balance sheet.

(d) Amounts relate primarily to instances in which we have agreed to indemnify various commercial insurers who have provided surety bonds to cover self-insured workers' compensation claims, utility deposits and damages for malpractice cases which were awarded to plaintiffs by the courts. These cases are currently under appeal and the bonds will not be released by the courts until the cases are closed.

(e) Amounts relate primarily to various insurance programs and employee benefit plan obligations for which we have letters of credit outstanding.

(f) In consideration for physicians relocating to the communities in which our hospitals are located and agreeing to engage in private practice for the benefit of the respective communities, we make advances to physicians, normally over a period of one year, to assist in establishing the physicians' practices. The actual amount of these commitments to be advanced often depends upon the financial results of the physicians' private practice during the recruitment agreement payment period. The physician commitments reflected were based on our maximum exposure on effective agreements at December 31, 2011.

(g) We have entered into guarantee agreements related to certain leases.

Market Risk

We are exposed to market risk related to changes in market values of securities. The investments in debt and equity securities of our wholly-owned insurance subsidiaries were $621 million and $7 million, respectively, at December 31, 2011. These investments are carried at fair value, with changes in unrealized gains and losses being recorded as adjustments to other comprehensive income. At December 31, 2011, we had a net unrealized gain of $11 million on the insurance subsidiaries' investment securities.

We are exposed to market risk related to market illiquidity. Investments in debt and equity securities of our wholly-owned insurance subsidiaries could be impaired by the inability to access the capital markets. Should the wholly-owned insurance subsidiaries require significant amounts of cash in excess of normal cash requirements to pay claims and other expenses on short notice, we may have difficulty selling these investments in a timely manner or be forced to sell them at a price less than what we might otherwise have been able to in a normal market environment. At December 31, 2011, our wholly-owned insurance subsidiaries had invested $131 million ($139 million par value) in tax-exempt student loan auction rate securities that continue to experience market illiquidity. It is uncertain if auction-related market liquidity will resume for these securities. We may be required to recognize other-than-temporary impairments on these long-term investments in future periods should issuers default on interest payments or should the fair market valuations of the securities deteriorate due to ratings downgrades or other issue specific factors.

We are also exposed to market risk related to changes in interest rates, and we periodically enter into interest rate swap agreements to manage our exposure to these fluctuations. Our interest rate swap agreements involve the exchange of fixed and variable rate interest payments between two parties, based on common notional principal amounts and maturity dates. The notional amounts of the swap agreements represent balances used to calculate the exchange of cash flows and are not our assets or liabilities. Our credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions. The interest payments under these agreements are settled on a net basis. These derivatives have been recognized in the financial statements at their respective fair values. Changes in the fair value of these derivatives, which are designated as cash flow hedges, are included in other comprehensive income, and changes in the fair value of derivatives which have not been designated as hedges are recorded in operations.

With respect to our interest-bearing liabilities, approximately $5.082 billion of long-term debt at December 31, 2011 was subject to variable rates of interest, while the remaining balance in long-term debt of $21.970 billion at December 31, 2011 was subject to fixed rates of interest. Both the general level of interest rates and, for the senior secured credit facilities, our leverage affect our variable interest rates. Our variable debt is comprised primarily of amounts outstanding under the senior secured credit facilities. Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the federal funds rate plus 0.50% and (2) the prime rate of Bank of America or (b) a LIBOR rate for the currency of such borrowing for the relevant interest period. The applicable margin for borrowings under the senior secured credit facilities may fluctuate according to a leverage ratio. The average effective interest rate for our long-term debt declined from 7.8% for 2010 to 7.7% for 2011.

On November 8, 2010, an amended and restated joinder agreement was entered into with respect to the cash flow credit facility to establish a new replacement revolving credit series, which will mature on November 17, 2015.

On May 4, 2011, we completed amendments to our senior secured credit agreement and senior secured asset-based revolving credit agreement, as well as extensions of certain of our term loans. The amendments extend $594 million of our term loan A facility with a final maturity of November 2012 to a final maturity of May 2016 and $2.373 billion of our term loan A and term loan B-1 facilities with final maturities of November 2012 and November 2013, respectively, to a final maturity of May 2018.

Market Risk (Continued)

On September 30, 2011, we refinanced our $2.000 billion asset-based revolving credit facility maturing on November 16, 2012 to increase the total capacity to $2.500 billion and extend the maturity to 2016.

The estimated fair value of our total long-term debt was $27.199 billion at December 31, 2011. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities. Based on a hypothetical 1% increase in interest rates, the potential annualized reduction to future pretax earnings would be approximately $51 million. To mitigate the impact of fluctuations in interest rates, we generally target a portion of our debt portfolio to be maintained at fixed rates.

Our international operations and the European term loan expose us to market risks associated with foreign currencies. In order to mitigate the currency exposure related to debt service obligations through December 31, 2011 under the European term loan, we have entered into cross currency swap agreements. A cross currency swap is an agreement between two parties to exchange a stream of principal and interest payments in one currency for a stream of principal and interest payments in another currency over a specified period.

Financial Instruments

Derivative financial instruments are employed to manage risks, including foreign currency and interest rate exposures, and are not used for trading or speculative purposes. We recognize derivative instruments, such as interest rate swap agreements and foreign exchange contracts, in the consolidated balance sheets at fair value. Changes in the fair value of derivatives are recognized periodically either in earnings or in stockholders' equity, as a component of other comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Gains and losses on derivatives designated as cash flow hedges, to the extent they are effective, are recorded in other comprehensive income, and subsequently reclassified to earnings to offset the impact of the hedged items when they occur. Changes in the fair value of derivatives not qualifying as hedges, and for any portion of a hedge that is ineffective, are reported in earnings.

The net interest paid or received on interest rate swaps is recognized as interest expense. Gains and losses resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to expense over the remaining period of the debt originally covered by the terminated swap.

Effects of Inflation and Changing Prices

Various federal, state and local laws have been enacted that, in certain cases, limit our ability to increase prices. Revenues for general, acute care hospital services rendered to Medicare patients are established under the federal government's prospective payment system. Total fee-for-service Medicare revenues were 25.8%, 25.7% and 25.6% of our revenues for 2011, 2010 an 2009, respectively.

Management believes hospital industry operating margins have been, and may continue to be, under significant pressure because of changes in payer and service mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. In addition, as a result of increasing regulatory and competitive pressures, our ability to maintain operating margins through price increases to non-Medicare patients is limited.

Effects of Inflation and Changing Prices (Continued)

IRS Disputes

We are contesting, before the IRS Appeals Division, certain claimed deficiencies and adjustments proposed by the IRS Examination Division in connection with its audit of HCA Inc.'s 2005 and 2006 federal income tax returns. The disputed items include the timing of recognition of certain patient service revenues, the deductibility of certain debt retirement costs and our method for calculating the tax allowance for doubtful accounts. The IRS Examination Division began an audit of HCA Inc.'s 2007, 2008 and 2009 federal income tax returns in 2010.

Management believes HCA Holdings, Inc., its predecessors and affiliates properly reported taxable income and paid taxes in accordance with applicable laws and agreements established with the IRS and final resolution of these disputes will not have a material, adverse effect on our results of operations or financial position. However, if payments due upon final resolution of these issues exceed our recorded estimates, such resolutions could have a material, adverse effect on our results of operations or financial position.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Information with respect to this Item is provided under the caption "Market Risk" under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. *Financial Statements and Supplementary Data*

Information with respect to this Item is contained in our consolidated financial statements indicated in the Index to Consolidated Financial Statements on Page F-1 of this annual report on Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

1. Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

2. Internal Control Over Financial Reporting

(a) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective, can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Ernst & Young, LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Form 10-K, has issued a report on our internal control over financial reporting, which is included herein.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
HCA Holdings, Inc.

We have audited HCA Holdings, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). HCA Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, HCA Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of HCA Holdings, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
February 23, 2012

(c) Changes in Internal Control Over Financial Reporting

During the fourth quarter of 2011, there have been no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. *Other Information*

On February 22, 2012, the Compensation Committee of the Board of Directors approved a one-time cash payment of approximately $1.3 million to Beverly B. Wallace, formerly President–Parallon Business Solutions, to be paid upon her retirement from the Company, effective February 29, 2012. This payment will be in addition to any other payments made to Ms. Wallace in connection with her retirement as set forth in her employment agreement and the Company's other benefit plans in which she participates.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item regarding the identity and business experience of our directors and executive officers is set forth under the heading "Election of Directors" in the definitive proxy materials of HCA to be filed in connection with our 2012 Annual Meeting of Stockholders with respect to our directors and is set forth in Item 1 of Part I of this annual report on Form 10-K with respect to our executive officers. The information required by this Item contained in such definitive proxy materials is incorporated herein by reference.

Information on the beneficial ownership reporting for our directors and executive officers required by this Item is contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive proxy materials to be filed in connection with our 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

Information on our Audit and Compliance Committee and Audit Committee Financial Experts required by this Item is contained under the caption "Corporate Governance" in the definitive proxy materials to be filed in connection with our 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

We have a Code of Conduct which is applicable to all our directors, officers and employees (the "Code of Conduct"). The Code of Conduct is available on the Ethics and Compliance and Corporate Governance pages of our website at www.hcahealthcare.com. To the extent required pursuant to applicable SEC regulations, we intend to post amendments to or waivers from our Code of Conduct (to the extent applicable to our chief executive officer, principal financial officer or principal accounting officer) at this location on our website or report the same on a Current Report on Form 8-K. Our Code of Conduct is available free of charge upon request to our Corporate Secretary, HCA Holdings, Inc., One Park Plaza, Nashville, TN 37203.

Item 11. *Executive Compensation*

The information required by this Item is set forth under the headings "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in the definitive proxy materials to be filed in connection with our 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information about security ownership of certain beneficial owners required by this Item is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in the definitive proxy materials to be filed in connection with our 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

This table provides certain information as of December 31, 2011 with respect to our equity compensation plans:

EQUITY COMPENSATION PLAN INFORMATION

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders	46,311,800	$9.26	42,099,900
Equity compensation plans not approved by security holders	—	—	—
Total	46,311,800	$9.26	42,099,900

* For additional information concerning our equity compensation plans, see the discussion in Note 2 — Share-Based Compensation in the notes to the consolidated financial statements.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is set forth under the headings "Certain Relationships and Related Party Transactions" and "Corporate Governance" in the definitive proxy materials to be filed in connection with our 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is set forth under the heading "Principal Accountant Fees and Services" in the definitive proxy materials to be filed in connection with our 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Documents filed as part of the report:

1. *Financial Statements.* The accompanying Index to Consolidated Financial Statements on page F-1 of this annual report on Form 10-K is provided in response to this item.

2. *List of Financial Statement Schedules.* All schedules are omitted because the required information is either not present, not present in material amounts or presented within the consolidated financial statements.

3. List of Exhibits

2.1 — Agreement and Plan of Merger, dated July 24, 2006, by and among HCA Inc., Hercules Holding II, LLC and Hercules Acquisition Corporation (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed July 25, 2006, and incorporated herein by reference).

2.2 — Merger Agreement, dated November 22, 2010, by and among HCA Inc., HCA Holdings, Inc., and HCA Merger Sub LLC (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed November 24, 2010, and incorporated herein by reference).

2.3 — Membership Interest Purchase Agreement by and between HealthONE, D/B/A The Colorado Health Foundation, and HealthONE of Denver, Inc., dated August 2, 2011 (Registrant agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request) (filed as Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and incorporated herein by reference).

3.1 — Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 333-171369), and incorporated herein by reference).

3.2 — Amended and Restated Bylaws of the Company (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1 (File No. 333-171369), and incorporated herein by reference).

4.1 — Specimen Certificate for shares of Common Stock, par value $0.01 per share, of the Company. (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-171369), and incorporated herein by reference).

4.2 — Security Agreement, dated as of November 17, 2006, among HCA Inc., the subsidiary grantors party thereto and The Bank of New York, as collateral agent (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed November 24, 2006, and incorporated herein by reference).

4.3 — Pledge Agreement, dated as of November 17, 2006, among HCA Inc., the subsidiary pledgors party thereto and The Bank of New York, as collateral agent (filed as Exhibit 4.3 to the Company's Current Report of Form 8-K filed November 24, 2006, and incorporated herein by reference).

4.4 — Indenture, dated February 19, 2009, among HCA Inc, the guarantors party thereto, The Bank of New York Mellon, as collateral agent and The Bank of New York Mellon Trust Company, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed February 25, 2009, and incorporated herein by reference).

4.5 — Form of 9⅞% Senior Secured Notes due 2017 (included in Exhibit 4.6).

4.6(a) — $13,550,000,000 — €1,000,000,000 Credit Agreement, dated as of November 17, 2006, among HCA Inc., HCA UK Capital Limited, the lending institutions from time to time parties thereto, Banc of America Securities LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and joint bookrunners, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A. and Citicorp North America, Inc., as co-syndication agents and Merrill Lynch Capital Corporation, as documentation agent (filed as Exhibit 4.8 to the Company's Current Report on Form 8-K filed November 24, 2006, and incorporated herein by reference).

4.6(b) — Amendment No. 1 to the Credit Agreement, dated as of February 16, 2007, among HCA Inc., HCA UK Capital Limited, the lending institutions from time to time parties thereto, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., and Citicorp North America, Inc., as Co-Syndication Agents, Banc of America Securities, LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and bookrunners, Deutsche Bank Securities and Wachovia Capital Markets LLC, as joint bookrunners and Merrill Lynch Capital Corporation, as documentation agent (filed as Exhibit 4.7(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).

4.6(c) — Amendment No. 2 to the Credit Agreement, dated as of March 2, 2009, among HCA Inc., HCA UK Capital Limited, the lending institutions from time to time parties thereto, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., and Citicorp North America, Inc., as Co-Syndication Agents, Banc of America Securities, LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and bookrunners, Deutsche Bank Securities and Wachovia Capital Markets LLC, as joint bookrunners and Merrill Lynch Capital Corporation, as documentation agent (filed as exhibit 4.8(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference).

4.6(d) — Amendment No. 3 to the Credit Agreement, dated as of June 18, 2009, among HCA Inc., HCA UK Capital Limited, the lending institutions from time to time parties thereto, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., and Citicorp North America, Inc., as Co-Syndication Agents, Banc of America Securities, LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and bookrunners, Deutsche Bank Securities and Wachovia Capital Markets LLC, as joint bookrunners and Merrill Lynch Capital Corporation, as documentation agent (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed June 22, 2009, and incorporated herein by reference).

4.6(e) — Extension Amendment No. 1 to the Credit Agreement, dated as of April 6, 2010, among HCA Inc., HCA UK Capital Limited, the lending institutions from time to time parties thereto, Bank of America, N.A., as administrative agent and collateral agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 8, 2010, and incorporated herein by reference).

4.6(f) — Amended and Restated Joinder Agreement No. 1, dated as of November 8, 2010, by and among each of the financial institutions listed as a "Replacement-1 Revolving Credit Lender" on Schedule A thereto, HCA Inc., Bank of America, N.A., as Administrative Agent and as Collateral Agent, and the other parties listed on the signature pages thereto (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed November 9, 2010, and incorporated herein by reference).

4.6(g) — Restatement Agreement, dated as of May 4, 2011, by and among HCA Inc., HCA UK Capital Limited, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent to the Credit Agreement, dated as of November 17, 2006, as amended on February 16, 2007, March 2, 2009, June 18, 2009, April 6, 2010 and November 8, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 9, 2011, and incorporated herein by reference).

4.7 — U.S. Guarantee, dated November 17, 2006, among HCA Inc., the subsidiary guarantors party thereto and Bank of America, N.A., as administrative agent (filed as Exhibit 4.9 to the Company's Current Report on Form 8-K filed November 24, 2006, and incorporated herein by reference).

4.8 — Indenture, dated as of April 22, 2009, among HCA Inc., the guarantors party thereto, Deutsche Bank Trust Company Americas, as paying agent, registrar and transfer agent, and Law Debenture Trust Company of New York, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed April 28, 2009, and incorporated herein by reference).

4.9 — Security Agreement, dated as November 17, 2006, and amended and restated as of March 2, 2009, among the Company, the Subsidiary Grantors named therein and Bank of America, N.A., as Collateral Agent (filed as exhibit 4.10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference).

4.10 — Pledge Agreement, dated as of November 17, 2006, and amended and restated as of March 2, 2009, among the Company, the Subsidiary Pledgors named therein and Bank of America, N.A., as Collateral Agent (filed as exhibit 4.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference).

4.11 — Form of 8 ½% Senior Secured Notes due 2019 (included in Exhibit 4.10).

4.12 — Indenture, dated as of August 11, 2009, among HCA Inc., the guarantors party thereto, Deutsche Bank Trust Company Americas, as paying agent, registrar and transfer agent, and Law Debenture Trust Company of New York, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed August 17, 2009, and incorporated herein by reference).

4.13 — Form of 7 ⅞% Senior Secured Notes due 2020 (included in Exhibit 4.14).

4.14 — Indenture, dated as of March 10, 2010, among HCA Inc., the guarantors party thereto, Deutsche Bank Trust Company Americas, as paying agent, registrar and transfer agent, and Law Debenture Trust Company of New York, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 12, 2010, and incorporated herein by reference).

4.15 — Form of 7 ¼% Senior Secured Notes due 2020 (included in Exhibit 4.16).

4.16 — $2,500,000,000 Credit Agreement, dated as of September 30, 2011, by and among HCA Inc., the subsidiary borrowers party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed October 3, 2011, and incorporated herein by reference).

4.17 — Security Agreement, dated as of September 30, 2011, by and among HCA Inc., the subsidiary borrowers party thereto and Bank of America, N.A., as collateral agent (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K filed October 3, 2011, and incorporated herein by reference).

4.18(a) — General Intercreditor Agreement, dated as of November 17, 2006, between Bank of America, N.A., as First Lien Collateral Agent, and The Bank of New York, as Junior Lien Collateral Agent (filed as Exhibit 4.13(a) to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.18(b) — Additional General Intercreditor Agreement, dated as of April 22, 2009, by and among Bank of America, N.A., in its capacity as First Lien Collateral Agent, The Bank of New York Mellon, in its capacity as Junior Lien Collateral Agent and in its capacity as 2006 Second Lien Trustee and The Bank of New York Mellon Trust Company, N.A., in its capacity as 2009 Second Lien Trustee (filed as Exhibit 4.6 to the Company's Current Report on Form 8-K filed April 28, 2009, and incorporated herein by reference).

4.18(c) — Additional General Intercreditor Agreement, dated as of August 11, 2009, by and among Bank of America, N.A., in its capacity as First Lien Collateral Agent, The Bank of New York Mellon, in its capacity as Junior Lien Collateral Agent and in its capacity as trustee for the Second Lien Notes issued on November 17, 2006, and The Bank of New York Mellon Trust Company, N.A., in its capacity as trustee for the Second Lien Notes issued on February 19, 2009 (filed as Exhibit 4.6 to the Company's Current Report on Form 8-K filed August 17, 2009, and incorporated herein by reference).

4.18(d) — Receivables Intercreditor Agreement, dated as of November 17, 2006, among Bank of America, N.A., as ABL Collateral Agent, Bank of America, N.A., as CF Collateral Agent and The Bank of New York, as Bonds Collateral Agent (filed as Exhibit 4.13(b) to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.18(e) — Additional Receivables Intercreditor Agreement, dated as of April 22, 2009, by and between Bank of America, N.A. as ABL Collateral Agent, and Bank of America, N.A. as New First Lien Collateral Agent (filed as Exhibit 4.7 to the Company's Current Report on Form 8-K filed April 28, 2009, and incorporated herein by reference).

4.18(f) — Additional Receivables Intercreditor Agreement, dated as of August 11, 2009, by and between Bank of America, N.A., as ABL Collateral Agent, and Bank of America, N.A., as New First Lien Collateral Agent (filed as Exhibit 4.7 to the Company's Current Report on Form 8-K filed August 17, 2009, and incorporated herein by reference).

4.18(g) — First Lien Intercreditor Agreement, dated as of April 22, 2009, among Bank of America, N.A. as Collateral Agent, Bank of America, N.A. as Authorized Representative under the Credit Agreement and Law Debenture Trust Company of New York as the Initial Additional Authorized Representative (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K filed April 28, 2009, and incorporated herein by reference).

4.18(h) — Additional General Intercreditor Agreement, dated as of August 1, 2011, by and among Bank of America, N.A., in its capacity as First Lien Collateral Agent, The Bank of New York Mellon, in its capacity as Junior Lien Collateral Agent and in its capacity as trustee for the Second Lien Notes issued on November 17, 2006, and The Bank of New York Mellon Trust Company, N.A., in its capacity as trustee for the Second Lien Notes issued on February 19, 2009 (filed as Exhibit 4.9 to the Company's Current Report on Form 8-K filed August 1, 2011, and incorporated herein by reference).

4.18(i) — Additional Receivables Intercreditor Agreement, dated as of August 1, 2011 by and between Bank of America, N.A., as ABL Collateral Agent, and Bank of America, N.A., as New First Lien Collateral Agent (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed October 3, 2011, and incorporated herein by reference).

4.18(j) — Additional General Intercreditor Agreement, dated as of February 16, 2012, by and among Bank of America, N.A., in its capacity as First Lien Collateral Agent, The Bank of New York Mellon, in its capacity as Junior Lien Collateral Agent and in its capacity as trustee for the Second Lien Notes issued on November 17, 2006, and The Bank of New York Mellon Trust Company, N.A., in its capacity as trustee for the Second Lien Notes issued on February 19, 2009 (filed as Exhibit 4.9 to the Company's Current Report on Form 8-K filed February 16, 2012, and incorporated herein by reference).

4.18(k) — Additional Receivables Intercreditor Agreement, dated as of February 16, 2012, by and between Bank of America, N.A., as ABL Collateral Agent, and Bank of America, N.A., as New First Lien Collateral Agent (filed as Exhibit 4.10 to the Company's Current Report on Form 8-K filed February 16, 2012, and incorporated herein by reference).

4.19 — Registration Rights Agreement, dated as of November 22, 2010, among HCA Holdings, Inc., Hercules Holding II, LLC and certain other parties thereto (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed November 24, 2010, and incorporated herein by reference).

4.20 — Registration Rights Agreement, dated as of March 16, 1989, by and among HCA-Hospital Corporation of America and the persons listed on the signature pages thereto (filed as Exhibit 4.14 to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.21 — Assignment and Assumption Agreement, dated as of February 10, 1994, between HCA-Hospital Corporation of America and the Company relating to the Registration Rights Agreement, as amended (filed as Exhibit 4.15 to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.22(a) — Indenture, dated as of December 16, 1993 between the Company and The First National Bank of Chicago, as Trustee (filed as Exhibit 4.16(a) to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.22(b) — First Supplemental Indenture, dated as of May 25, 2000 between the Company and Bank One Trust Company, N.A., as Trustee (filed as Exhibit 4.16(b) to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.22(c) — Second Supplemental Indenture, dated as of July 1, 2001 between the Company and Bank One Trust Company, N.A., as Trustee (filed as Exhibit 4.16(c) to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.22(d) — Third Supplemental Indenture, dated as of December 5, 2001 between the Company and The Bank of New York, as Trustee (filed as Exhibit 4.16(d) to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.22(e) — Fourth Supplemental Indenture, dated as of November 14, 2006, between the Company and The Bank of New York, as Trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed November 16, 2006, and incorporated herein by reference).

4.23 — Form of 7.5% Debentures due 2023 (filed as Exhibit 4.17 to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.24 — Form of 8.36% Debenture due 2024 (filed as Exhibit 4.18 to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.25 — Form of Fixed Rate Global Medium-Term Note (filed as Exhibit 4.19 to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.26 — Form of Floating Rate Global Medium-Term Note (filed as Exhibit 4.20 to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.27 — Form of 7.69% Note due 2025 (filed as Exhibit 4.10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 001-11239), and incorporated herein by reference).

4.28 — Form of 7.19% Debenture due 2015 (filed as Exhibit 4.22 to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.29 — Form of 7.50% Debenture due 2095 (filed as Exhibit 4.23 to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.30 — Form of 7.05% Debenture due 2027 (filed as Exhibit 4.24 to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.31(a) — 6.95% Note due 2012 in the principal amount of $400,000,000 (filed as Exhibit 4.29(a) to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.31(b) — 6.95% Note due 2012 in the principal amount of $100,000,000 (filed as Exhibit 4.29(b) to the Company's Registration Statement on Form S-4 (File No. 333-145054), and incorporated herein by reference).

4.32(a) — 6.30% Note due 2012 in the principal amount of $400,000,000 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 18, 2002 (File No. 001-11239), and incorporated herein by reference).

4.32(b) — 6.30% Note due 2012 in the principal amount of $100,000,000 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated September 18, 2002 (File No. 001-11239), and incorporated herein by reference).

4.33(a) — 6.25% Note due 2013 in the principal amount of $400,000,000 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 5, 2003 (File No. 001-11239), and incorporated herein by reference).

4.33(b) — 6¾% Note due 2013 in the principal amount of $100,000,000 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated February 5, 2003 (File No. 001-11239), and incorporated herein by reference).

4.34(a) — 6¾% Note due 2013 in the principal amount of $400,000,000 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated July 23, 2003 (File No. 001-11239), and incorporated herein by reference).

4.34(b) — 6¾% Note due 2013 in the principal amount of $100,000,000 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated July 23, 2003 (File No. 001-11239), and incorporated herein by reference).

4.35 — 7.50% Note due 2033 in the principal amount of $250,000,000 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated November 6, 2003 (File No. 001-11239), and incorporated herein by reference).

4.36 — 5.75% Note due 2014 in the principal amount of $500,000,000 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 8, 2004 (File No. 001-11239), and incorporated herein by reference).

4.37(a) — 6.375% Note due 2015 in the principal amount of $500,000,000 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated November 16, 2004 (File No. 001-11239), and incorporated herein by reference).

4.37(b) — 6.375% Note due 2015 in the principal amount of $250,000,000 (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K dated November 16, 2004 (File No. 001-11239), and incorporated herein by reference).

4.38(a) — 6.500% Note due 2016 in the principal amount of $500,000,000 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 8, 2006, and incorporated herein by reference).

4.38(b) — 6.500% Note due 2016 in the principal amount of $500,000,000 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on February 8, 2006, and incorporated herein by reference).

4.39 — Indenture, dated as of November 23, 2010, among HCA Holdings, Inc., Deutsche Bank Trust Company Americas, as paying agent, registrar and transfer agent, and Law Debenture Trust Company of New York, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed November 24, 2010, and incorporated herein by reference).

4.40 — Form of 7¾% Senior Notes due 2021 (included in Exhibit 4.39).

4.41 — Form of Indenture of HCA Inc. (filed as Exhibit 4.2 to the Registrant's Registration Statement on Form S-3 (File No. 333-175791), and incorporated herein by reference).

4.42 — Supplemental Indenture No. 1, dated as of August 1, 2011, among HCA Inc., HCA Holdings, Inc., Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, registrar and transfer agent (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed August 1, 2011, and incorporated herein by reference).

4.43 — Supplemental Indenture No. 2, dated as of August 1, 2011, among HCA Inc., HCA Holdings, Inc., the subsidiary guarantors named therein, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, registrar and transfer agent (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed August 1, 2011, and incorporated herein by reference).

4.44 — Form of 7.50% Senior Notes Due 2022 (included in Exhibit 4.42).

4.45 — Form of 6.50% Senior Secured Notes Due 2020 (included in Exhibit 4.43).

4.46 — Supplemental Indenture No. 3, dated as of October 3, 2011, among HCA Inc., HCA Holdings, Inc., Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, registrar and transfer agent (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed October 3, 2011, and incorporated herein by reference).

4.47 — Form of 8.00% Senior Notes Due 2018 (included in Exhibit 4.46).

4.48 — Supplemental Indenture No. 4, dated as of February 16, 2012, among HCA Inc., HCA Holdings, Inc., the subsidiary guarantors named therein, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, registrar and transfer agent (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed February 16, 2012, and incorporated herein by reference).

4.49 — Form of 5.875% Senior Secured Notes due 2022 (included in Exhibit 4.48).

10.1 — HCA-Hospital Corporation of America Nonqualified Initial Option Plan (filed as Exhibit 4.6 to the Company's Registration Statement on Form S-3 (File No. 33-52379), and incorporated herein by reference).*

10.2 — Form of Indemnity Agreement with certain officers and directors (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-4 (File No. 333-145054) and incorporated herein by reference).

10.3 — Columbia/HCA Healthcare Corporation 2000 Equity Incentive Plan (filed as Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders on May 25, 2000, and incorporated herein by reference).*

10.4 — Form of Non-Qualified Stock Option Award Agreement (Officers) (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated February 2, 2005 (File No. 001-11239), and incorporated herein by reference).*

10.5 — HCA 2005 Equity Incentive Plan (filed as Exhibit B to the Company's Proxy Statement for the Annual Meeting of Shareholders on May 26, 2005, and incorporated herein by reference).*

10.6 — Form of 2005 Non-Qualified Stock Option Agreement (Officers) (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 6, 2005, and incorporated herein by reference).*

10.7 — Form of 2006 Non-Qualified Stock Option Award Agreement (Officers) (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 1, 2006, and incorporated herein by reference).*

10.8(a) — 2006 Stock Incentive Plan for Key Employees of HCA Holdings, Inc. and its Affiliates as Amended and Restated (filed as Exhibit 10.11(b) to the Company's Registration Statement on Form S-1 (File No. 333-171369), and incorporated herein by reference).*

10.8(b) — First Amendment to 2006 Stock Incentive Plan for Key Employees of HCA Holdings, Inc. and its Affiliates, as amended and restated (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and incorporated herein by reference).*

10.9(a) — Management Stockholder's Agreement dated November 17, 2006 (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).

10.9(b) — Form of Omnibus Amendment to HCA Holdings, Inc's Management Stockholder's Agreements (filed as Exhibit 10.39 to the Company's Registration Statement on Form S-1 (File No. 333-171369), and incorporated herein by reference).*

10.10 — Form of Option Rollover Agreement (filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).*

10.11 — Form of Stock Option Agreement (2007) (filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).*

10.12 — Form of Stock Option Agreement (2008) (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference).*

10.13 — Form of Stock Option Agreement (2009) (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference).*

10.14 — Form of Stock Option Agreement (2010) (filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference).*

10.15 — Form of 2x Time Stock Option Agreement (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, and incorporated herein by reference).

10.16 — Form Stock Option Agreement (2011) (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, and incorporated herein by reference).*

10.17 — Form of Stock Appreciation Right Award Agreement Under the 2006 Stock Incentive Plan for Key Employees of HCA Holdings, Inc. and its Affiliates, as Amended and Restated (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 14, 2012, and incorporated herein by reference).*

10.18 — Form of Director Restricted Share Unit Agreement (Initial Award) Under the 2006 Stock Incentive Plan for Key Employees of HCA Holdings, Inc. and its Affiliates, as Amended and Restated (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 14, 2012, and incorporated herein by reference).*

10.19 — Form of Director Restricted Share Unit Agreement (Annual Award) Under the 2006 Stock Incentive Plan for Key Employees of HCA Holdings, Inc. and its Affiliates, as Amended and Restated (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed February 14, 2012, and incorporated herein by reference).*

10.20 — Exchange and Purchase Agreement (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).

10.21 — Civil and Administrative Settlement Agreement, dated December 14, 2000 between the Company, the United States Department of Justice and others (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 20, 2000 (File No. 001-11239), and incorporated herein by reference).

10.22 — Plea Agreement, dated December 14, 2000 between the Company, Columbia Homecare Group, Inc., Columbia Management Companies, Inc. and the United States Department of Justice (filed as Exhibit 99.3 to the Company's Current Report on Form 8-K dated December 20, 2000 (File No. 001-11239), and incorporated herein by reference).

10.23 — Corporate Integrity Agreement, dated December 14, 2000 between the Company and the Office of Inspector General of the United States Department of Health and Human Services (filed as Exhibit 99.4 to the Company's Current Report on Form 8-K dated December 20, 2000 (File No. 001-11239), and incorporated herein by reference).

10.24 — Management Agreement, dated November 17, 2006, among HCA Inc., Bain Capital Partners, LLC, Kohlberg Kravis Roberts & Co. L.P., Dr. Thomas F. Frist, Jr., Patricia F. Elcan, William R. Frist and Thomas F. Frist III, and Merrill Lynch Global Partners, Inc. (filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).

10.25 — Retirement Agreement between the Company and Thomas F. Frist, Jr., M.D. dated as of January 1, 2002 (filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 001-11239), and incorporated herein by reference).*

10.26 — Amended and Restated HCA Supplemental Executive Retirement Plan, effective December 22, 2010, except as provided therein (filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and incorporated herein by reference).*

10.27 — Amended and Restated HCA Restoration Plan, effective December 22, 2010 (filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and incorporated herein by reference).*

10.28(a) — HCA Inc. 2008-2009 Senior Officer Performance Excellence Program (filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference).*

10.28(b) — HCA Inc. Amendment No. 1 to the 2008-2009 Senior Officer Performance Excellence Program (filed as Exhibit 10.28(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference).*

10.29(a) — Employment Agreement dated November 16, 2006 (Richard M. Bracken) (filed as Exhibit 10.27(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).*

10.29(b) — Employment Agreement dated November 16, 2006 (R. Milton Johnson) (filed as Exhibit 10.27(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).*

10.29(c) — Employment Agreement dated November 16, 2006 (Samuel N. Hazen) (filed as Exhibit 10.27(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).*

10.29(d) — Employment Agreement dated November 16, 2006 (William P. Rutledge) (filed as Exhibit 10.27(e) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).*

10.29(e) — Employment Agreement dated November 16, 2006 (Beverly B. Wallace) (filed as Exhibit 10.28(e) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference).*

10.29(f) — Amended and Restated Employment Agreement dated October 27, 2008 (Jack O. Bovender, Jr.) (filed as Exhibit 10.29(f) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference).*

10.29(g) — Amendment to Employment Agreement effective January 1, 2009 (Richard M. Bracken) (filed as Exhibit 10.29(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference).*

10.29(h) — Amendment No. 2 to Employment Agreement effective February 9, 2011 (Richard M. Bracken) (filed as Exhibit 10.29(h) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and incorporated herein by reference).*

10.29(i) — Amendment to Employment Agreement effective February 9, 2011 (R. Milton Johnson) (filed as Exhibit 10.29(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and incorporated herein by reference).*

10.29(j) — Amendment to Employment Agreement effective February 9, 2011 (Samuel N. Hazen) (filed as Exhibit 10.29(j) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and incorporated herein by reference).*

10.29(k) — Amendment to Employment Agreement effective February 9, 2011 (Beverly B. Wallace) (filed as Exhibit 10.29(k) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and incorporated herein by reference).*

10.30 — Administrative Settlement Agreement dated June 25, 2003 by and between the United States Department of Health and Human Services, acting through the Centers for Medicare and Medicaid Services, and the Company (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 001-11239), and incorporated herein by reference).

10.31 — Civil Settlement Agreement by and among the United States of America, acting through the United States Department of Justice and on behalf of the Office of Inspector General of the Department of Health and Human Services, the TRICARE Management Activity (filed as Exhibit 10.2 to the Company's Quarterly Report of Form 10-Q for the quarter ended June 30, 2003 (File No. 001-11239), and incorporated herein by reference).

10.32(a) — Form of Amended and Restated Limited Liability Company Agreement of Hercules Holding II, LLC dated as of November 17, 2006, among Hercules Holding II, LLC and certain other parties thereto (filed as Exhibit 10.3 to the Company's Registration Statement on Form 8-A, filed April 29, 2008 (File No. 000-18406) and incorporated herein by reference).

10.32(b) — Form of Amendment to the Amended and Restated Limited Liability Company Agreement of Hercules Holding II, LLC (filed as Exhibit 10.32(a) to the Company's Registration Statement on Form S-1 (File No. 333-171369), and incorporated herein by reference).

10.33 — Indemnification Priority and Information Sharing Agreement, dated as of November 1, 2009, between HCA Inc. and certain other parties thereto (filed as Exhibit 10.35 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-11239), and incorporated herein by reference).

10.34 — HCA Inc. 2010 Senior Officer Performance Excellence Program (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 6, 2010, and incorporated herein by reference).*

10.35 — Form of Restricted Share Unit Agreement (Officers) (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 6, 2010, and incorporated herein by reference).*

10.36 — Assignment and Assumption Agreement, dated November 22, 2010, by and among HCA Inc., HCA Holdings, Inc. and HCA Merger Sub LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 24, 2010, and incorporated herein by reference).

10.37 — Omnibus Amendment to Various Stock and Option Plans and the Management Stockholders' Agreement, dated November 22, 2010 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed November 24, 2010, and incorporated herein by reference).*

10.38 — Omnibus Amendment to Stock Option Agreements Issued Under the 2006 Stock Incentive Plan for Key Employees of HCA Holdings, Inc. and its Affiliates, as amended, effective February 16, 2011 (filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and incorporated herein by reference).*

10.39 — Stockholders' Agreement, dated as of March 9, 2011, by and among the Company, Hercules Holding II, LLC and the other signatories thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 16, 2011, and incorporated herein by reference).

10.40 — Amendment, dated as of September 21, 2011, to the Stockholders' Agreement, dated as of March 9, 2011 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 21, 2011, and incorporated herein by reference).

10.41 — HCA Holdings, Inc. 2011 Senior Officer Performance Excellence Program (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 5, 2011, and incorporated herein by reference).*

10.42 — Form of 2011 PEP Restricted Share Unit Agreement (Officers) (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed April 5, 2011, and incorporated herein by reference).*

10.43 — Form of Director Restricted Share Unit Agreement Under the 2006 Stock Incentive Plan for Key Employees of HCA Holdings, Inc. and its Affiliates, as Amended and Restated (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and incorporated herein by reference).*

10.44 — Share Repurchase Agreement, dated September 15, 2011, between HCA Holdings, Inc. and ML Global Private Equity Fund, L.P. and ML HCA Co-Invest, L.P. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 21, 2011, and incorporated herein by reference).

21 — List of Subsidiaries.

23 — Consent of Ernst & Young LLP.

31.1 — Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 — Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32 — Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 — The following financial information from our annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 23, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) the consolidated balance sheets at December 31, 2011 and 2010, (ii) the consolidated income statements for the years ended December 31, 2011, 2010 and 2009, (iii) the consolidated comprehensive income statements for the years ended December 31, 2011, 2010 and 2009, (iv) the consolidated statements of stockholders' deficit for the years ended December 31, 2011, 2010 and 2009, (v) the consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009, and (vi) the notes to consolidated financial statements.(1)

(1) The XBRL related information in Exhibit 101 to this annual report on Form 10-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

* Management compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HCA HOLDINGS, INC.

By: /s/ RICHARD M. BRACKEN
Richard M. Bracken
Chairman of the Board and
Chief Executive Officer

Dated: February 23, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD M. BRACKEN Richard M. Bracken	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 23, 2012
/s/ R. MILTON JOHNSON R. Milton Johnson	President, Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	February 23, 2012
/s/ JOHN P. CONNAUGHTON John P. Connaughton	Director	February 23, 2012
/s/ KENNETH W. FREEMAN Kenneth W. Freeman	Director	February 23, 2012
/s/ THOMAS F. FRIST III Thomas F. Frist III	Director	February 23, 2012
/s/ WILLIAM R. FRIST William R. Frist	Director	February 23, 2012

Signature	Title	Date
/s/ CHRISTOPHER R. GORDON Christopher R. Gordon	Director	February 23, 2012
/s/ JAY O. LIGHT Jay O. Light	Director	February 23, 2012
/s/ MICHAEL W. MICHELSON Michael W. Michelson	Director	February 23, 2012
/s/ JAMES C. MOMTAZEE James C. Momtazee	Director	February 23, 2012
/s/ GEOFFREY G. MEYERS Geoffrey G. Meyers	Director	February 23, 2012
/s/ STEPHEN G. PAGLIUCA Stephen G. Pagliuca	Director	February 23, 2012
/s/ WAYNE J. RILEY Wayne J. Riley	Director	February 23, 2012

HCA HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
HCA Holdings, Inc.

We have audited the accompanying consolidated balance sheets of HCA Holdings, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCA Holdings, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its presentation of revenues and provision for doubtful accounts as a result of the adoption of the amendments to the FASB Accounting Standards Codification resulting from Accounting Standards Update No. 2011-07, *Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Healthcare Entities.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HCA Holdings, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
February 23, 2012

HCA HOLDINGS, INC.
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Dollars in millions, except per share amounts)

	2011	2010	2009
Revenues before the provision for doubtful accounts	**$ 32,506**	$ 30,683	$ 30,052
Provision for doubtful accounts	**2,824**	2,648	3,276
Revenues	**29,682**	28,035	26,776
Salaries and benefits	**13,440**	12,484	11,958
Supplies	**5,179**	4,961	4,868
Other operating expenses	**5,470**	5,004	4,724
Electronic health record incentive income	**(210)**	—	—
Equity in earnings of affiliates	**(258)**	(282)	(246)
Depreciation and amortization	**1,465**	1,421	1,425
Interest expense	**2,037**	2,097	1,987
Losses (gains) on sales of facilities	**(142)**	(4)	15
Gain on acquisition of controlling interest in equity investment	**(1,522)**	—	—
Impairments of long-lived assets	**—**	123	43
Losses on retirement of debt	**481**	—	—
Termination of management agreement	**181**	—	—
	26,121	25,804	24,774
Income before income taxes	**3,561**	2,231	2,002
Provision for income taxes	**719**	658	627
Net income	**2,842**	1,573	1,375
Net income attributable to noncontrolling interests	**377**	366	321
Net income attributable to HCA Holdings, Inc.	**$ 2,465**	$ 1,207	$ 1,054
Per share data:			
Basic earnings per share	**$ 5.17**	$ 2.83	$ 2.48
Diluted earnings per share	**$ 4.97**	$ 2.76	$ 2.44
Shares used in earnings per share calculations (in thousands):			
Basic	**476,609**	426,424	425,567
Diluted	**495,943**	437,347	432,227

The accompanying notes are an integral part of the consolidated financial statements.

HCA HOLDINGS, INC.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Dollars in millions)

	2011	2010	2009
Net income	**$2,842**	$1,573	$1,375
Other comprehensive income (loss) before taxes:			
Foreign currency translation	**(9)**	(25)	39
Unrealized gains on available-for-sale securities	**2**	2	69
Less: gains included in other operating expenses	**—**	(13)	—
	2	(11)	69
Defined benefit plans	**(67)**	(76)	(18)
Less: pension costs included in salaries and benefits	**25**	18	16
	(42)	(58)	(2)
Change in fair value of derivative financial instruments	**(311)**	(255)	(209)
Less: interest costs included in interest expense	**341**	384	345
	30	129	136
Other comprehensive income (loss) before taxes	**(19)**	35	242
Income taxes (benefits) related to other comprehensive income items	**(7)**	13	88
Other comprehensive income (loss)	**(12)**	22	154
Comprehensive income	**2,830**	1,595	1,529
Comprehensive income attributable to noncontrolling interests	**377**	366	321
Comprehensive income attributable to HCA Holdings, Inc.	**$2,453**	$1,229	$1,208

The accompanying notes are an integral part of the consolidated financial statements.

HCA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2011 AND 2010
(Dollars in millions)

	2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 373**	$ 411
Accounts receivable, less allowance for doubtful accounts of $4,106 and $3,939	**4,533**	3,832
Inventories	**1,054**	897
Deferred income taxes	**594**	931
Other	**679**	848
	7,233	6,919
Property and equipment, at cost:		
Land	**1,416**	1,215
Buildings	**10,231**	9,438
Equipment	**15,431**	14,310
Construction in progress	**997**	678
	28,075	25,641
Accumulated depreciation	**(15,241)**	(14,289)
	12,834	11,352
Investments of insurance subsidiaries	**548**	642
Investments in and advances to affiliates	**101**	869
Goodwill and other intangible assets	**5,251**	2,693
Deferred loan costs	**290**	374
Other	**641**	1,003
	$26,898	$ 23,852
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	**$ 1,597**	$ 1,537
Accrued salaries	**965**	895
Other accrued expenses	**1,585**	1,245
Long-term debt due within one year	**1,407**	592
	5,554	4,269
Long-term debt	**25,645**	27,633
Professional liability risks	**993**	995
Income taxes and other liabilities	**1,720**	1,608
Equity securities with contingent redemption rights	**—**	141
Stockholders' deficit:		
Common stock $0.01 par; authorized 1,800,000,000 shares; outstanding 437,477,900 shares — 2011 and 427,458,800 shares — 2010	**4**	4
Capital in excess of par value	**1,601**	386
Accumulated other comprehensive loss	**(440)**	(428)
Retained deficit	**(9,423)**	(11,888)
Stockholders' deficit attributable to HCA Holdings, Inc.	**(8,258)**	(11,926)
Noncontrolling interests	**1,244**	1,132
	(7,014)	(10,794)
	$26,898	$ 23,852

The accompanying notes are an integral part of the consolidated financial statements.

HCA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Dollars in millions)

	Equity (Deficit) Attributable to HCA Holdings, Inc.						
	Common Stock		Capital in Excess of Par Value	Accumulated Other Comprehensive Loss	Retained Deficit	Equity Attributable to Noncontrolling Interests	Total
	Shares (000)	Par Value					
Balances, December 31, 2008	425,125	$ 4	$ 162	$(604)	$ (9,817)	$ 995	$ (9,260)
Comprehensive income				154	1,054	321	1,529
Share-based benefit plans	1,216		47				47
Distributions						(330)	(330)
Other			14			22	36
Balances, December 31, 2009	426,341	4	223	(450)	(8,763)	1,008	(7,978)
Comprehensive income				22	1,207	366	1,595
Share-based benefit plans	1,118		43				43
Distributions					(4,332)	(342)	(4,674)
Contributions						57	57
Other			120			43	163
Balances, December 31, 2010	427,459	4	386	(428)	(11,888)	1,132	(10,794)
Comprehensive income				(12)	2,465	377	2,830
Issuance of common stock	87,719	1	2,505				2,506
Repurchase of common stock	(80,771)	(1)	(1,502)				(1,503)
Share-based benefit plans	3,071		35				35
Distributions						(378)	(378)
Consolidation of acquired controlling interest in equity investment						93	93
Reclassification of equity securities with contingent redemption rights			141				141
Other			36			20	56
Balances, December 31, 2011	437,478	$ 4	$ 1,601	$(440)	$ (9,423)	$1,244	$ (7,014)

The accompanying notes are an integral part of the consolidated financial statements.

HCA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Dollars in millions)

	2011	2010	2009
Cash flows from operating activities:			
Net income	**$ 2,842**	$ 1,573	$ 1,375
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase (decrease) in cash from operating assets and liabilities:			
Accounts receivable	**(3,248)**	(2,789)	(3,180)
Inventories and other assets	**(18)**	(287)	(191)
Accounts payable and accrued expenses	**313**	229	280
Provision for doubtful accounts	**2,824**	2,648	3,276
Depreciation and amortization	**1,465**	1,421	1,425
Income taxes	**912**	27	(520)
Losses (gains) on sales of facilities	**(142)**	(4)	15
Gain on acquisition of controlling interest in equity investment	**(1,522)**	—	—
Impairments of long-lived assets	**—**	123	43
Losses on retirement of debt	**481**	—	—
Amortization of deferred loan costs	**70**	81	80
Share-based compensation	**26**	32	40
Pay-in-kind interest	**(78)**	—	58
Other	**8**	31	46
Net cash provided by operating activities	**3,933**	3,085	2,747
Cash flows from investing activities:			
Purchase of property and equipment	**(1,679)**	(1,325)	(1,317)
Acquisition of hospitals and health care entities	**(1,682)**	(233)	(61)
Disposal of hospitals and health care entities	**281**	37	41
Change in investments	**80**	472	303
Other	**5**	10	(1)
Net cash used in investing activities	**(2,995)**	(1,039)	(1,035)
Cash flows from financing activities:			
Issuances of long-term debt	**5,500**	2,912	2,979
Net change in revolving bank credit facilities	**(449)**	1,889	(1,335)
Repayment of long-term debt	**(6,640)**	(2,268)	(3,103)
Distributions to noncontrolling interests	**(378)**	(342)	(330)
Contributions from noncontrolling interests	**—**	57	—
Payment of debt issuance costs	**(92)**	(50)	(70)
Issuance of common stock	**2,506**	—	—
Repurchase of common stock	**(1,503)**	—	—
Distributions to stockholders	**(31)**	(4,257)	—
Income tax benefits	**63**	114	—
Other	**48**	(2)	(6)
Net cash used in financing activities	**(976)**	(1,947)	(1,865)
Change in cash and cash equivalents	**(38)**	99	(153)
Cash and cash equivalents at beginning of period	**411**	312	465
Cash and cash equivalents at end of period	**$ 373**	$ 411	$ 312
Interest payments	**$ 1,987**	$ 1,994	$ 1,751
Income tax (refunds) payments, net	**$ (256)**	$ 517	$ 1,147

The accompanying notes are an integral part of the consolidated financial statements.

HCA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ACCOUNTING POLICIES

Reporting Entity and Corporate Reorganization

On November 17, 2006, HCA Inc. was acquired by a private investor group, including affiliates of or funds sponsored by Bain Capital Partners, LLC, Kohlberg Kravis Roberts & Co., BAML Capital Partners and HCA founder, Dr. Thomas F. Frist Jr. (collectively, the "Investors") and by members of management and certain other investors. The transaction was accounted for as a recapitalization in our financial statements, with no adjustments to the historical basis of our assets and liabilities.

On November 22, 2010, HCA Inc. reorganized by creating a new holding company structure (the "Corporate Reorganization"). HCA Holdings, Inc. became the new parent company, and HCA Inc. became HCA Holdings, Inc.'s wholly-owned direct subsidiary. As part of the Corporate Reorganization, HCA Inc.'s outstanding shares of common stock were automatically converted, on a share for share basis, into identical shares of HCA Holdings, Inc.'s common stock. As a result of the Corporate Reorganization, HCA Holdings, Inc. was deemed the successor registrant to HCA Inc. under the Exchange Act.

During February 2011, our Board of Directors approved an increase in the number of our authorized shares to 1,800,000,000 shares of common stock and a 4.505-to-one split of our issued and outstanding common shares. All common share and per common share amounts in these consolidated financial statements and notes to consolidated financial statements reflect the 4.505-to-one split. During March 2011, we completed the initial public offering of 87,719,300 shares of our common stock at a price of $30.00 per share (before deducting underwriter discounts, commissions and other related offering expenses). Certain of our stockholders also sold 57,410,700 shares of our common stock in this offering. We did not receive any proceeds from the shares sold by the selling stockholders. Our common stock is now traded on the New York Stock Exchange (symbol "HCA").

HCA Holdings, Inc. is a holding company whose affiliates own and operate hospitals and related health care entities. The term "affiliates" includes direct and indirect subsidiaries of HCA Holdings, Inc. and partnerships and joint ventures in which such subsidiaries are partners. At December 31, 2011, these affiliates owned and operated 163 hospitals, 108 freestanding surgery centers and provided extensive outpatient and ancillary services. HCA Holdings, Inc.'s facilities are located in 20 states and England. The terms "Company," "HCA," "we," "our" or "us," as used herein and unless otherwise stated or indicated by context, refer to HCA Inc. and its affiliates prior to the Corporate Reorganization and to HCA Holdings, Inc. and its affiliates after the Corporate Reorganization. The term "facilities" or "hospitals" refer to entities owned and operated by affiliates of HCA and the term "employees" refers to employees of affiliates of HCA.

NOTE 1 — ACCOUNTING POLICIES (Continued)

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The consolidated financial statements include all subsidiaries and entities controlled by HCA. We generally define "control" as ownership of a majority of the voting interest of an entity. The consolidated financial statements include entities in which we absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Significant intercompany transactions have been eliminated. Investments in entities we do not control, but in which we have a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

We have completed various acquisitions and joint venture transactions. The accounts of these entities have been included in our consolidated financial statements for periods subsequent to our acquisition of controlling interests. The majority of our expenses are "cost of revenue" items. Costs that could be classified as general and administrative include our corporate office costs, which were $228 million, $182 million and $164 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Revenues

In 2011, we adopted the provisions of Accounting Standards Update No. 2011-07, *Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities* ("ASU 2011-07"). ASU 2011-07 requires health care entities to change the presentation of the statement of operations by reclassifying the provision for doubtful accounts from an operating expense to a deduction from patient service revenues. All periods presented in these consolidated financial statements and notes to consolidated financial statements have been reclassified in accordance with ASU 2011-07.

NOTE 1 — ACCOUNTING POLICIES (Continued)

Revenues (Continued)

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from the patients and third-party payers. Third-party payers include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies and employers. Estimates of contractual allowances under managed care health plans are based upon the payment terms specified in the related contractual agreements. Contractual payment terms in managed care agreements are generally based upon predetermined rates per diagnosis, per diem rates or discounted fee-for-service rates. Revenues related to uninsured patients and copayment and deductible amounts for patients who have health care coverage may have discounts applied (uninsured discounts and contractual discounts). We also record a provision for doubtful accounts (based primarily on historical collection experience) related to these uninsured accounts to record the net self pay accounts receivable at the estimated amounts we expect to collect. Our revenues from third party payers and the uninsured for the years ended December 31, are summarized in the following table (dollars in millions):

	2011	Ratio	2010	Ratio	2009	Ratio
Medicare	**$ 7,653**	**25.8%**	$ 7,203	25.7%	$ 6,866	25.6%
Managed Medicare	**2,442**	**8.2**	2,162	7.7	2,006	7.5
Medicaid	**1,845**	**6.2**	1,962	7.0	1,691	6.3
Managed Medicaid	**1,265**	**4.3**	1,165	4.2	1,113	4.2
Managed care and other insurers	**15,703**	**52.9**	14,762	52.7	14,323	53.5
International (managed care and other insurers)	**938**	**3.2**	784	2.8	702	2.6
	29,846	**100.6**	28,038	100.1	26,701	99.7
Uninsured	**1,846**	**6.2**	1,732	6.2	2,350	8.8
Other	**814**	**2.7**	913	3.3	1,001	3.7
Revenues before provision for doubtful accounts	**32,506**	**109.5**	30,683	109.6	30,052	112.2
Provision for doubtful accounts	**(2,824)**	**(9.5)**	(2,648)	(9.6)	(3,276)	(12.2)
Revenues	**$29,682**	**100.0%**	$28,035	100.0%	$26,776	100.0%

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. As a result, there is at least a reasonable possibility recorded estimates will change by a material amount. Estimated reimbursement amounts are adjusted in subsequent periods as cost reports are prepared and filed and as final settlements are determined (in relation to certain government programs, primarily Medicare, this is generally referred to as the "cost report" filing and settlement process). The adjustments to estimated Medicare and Medicaid reimbursement amounts and disproportionate-share funds, which resulted in net increases to revenues, related primarily to cost reports filed during the respective year were $40 million, $52 million and $40 million in 2011, 2010 and 2009, respectively. The adjustments to estimated reimbursement amounts, which resulted in net increases to revenues, related primarily to cost reports filed during previous years were $30 million, $50 million and $60 million in 2011, 2010 and 2009, respectively.

The Emergency Medical Treatment and Labor Act ("EMTALA") requires any hospital participating in the Medicare program to conduct an appropriate medical screening examination of every person who presents to the hospital's emergency room for treatment and, if the individual is suffering from an emergency medical condition,

NOTE 1 — ACCOUNTING POLICIES (Continued)

Revenues (Continued)

to either stabilize the condition or make an appropriate transfer of the individual to a facility able to handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual's ability to pay for treatment. Federal and state laws and regulations, including but not limited to EMTALA, require, and our commitment to providing quality patient care encourages, us to provide services to patients who are financially unable to pay for the health care services they receive. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues. Patients treated at hospitals for nonelective care, who have income at or below 200% of the federal poverty level, are eligible for charity care. The federal poverty level is established by the federal government and is based on income and family size. We provide discounts to uninsured patients who do not qualify for Medicaid or charity care. These discounts are similar to those provided to many local managed care plans. In implementing the discount policy, we first attempt to qualify uninsured patients for Medicaid, other federal or state assistance or charity care. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

The revenue deductions related to uninsured accounts (charity care and uninsured discounts) generally have the inverse impact on the provision for doubtful accounts. To quantify the total impact of and trends related to uninsured accounts, we believe it is beneficial to view charity care, uninsured discounts and the provision for doubtful accounts in combination, rather than each separately. A summary of these amounts for the years ended December 31, follows (dollars in millions):

	2011	Ratio	2010	Ratio	2009	Ratio
Charity care	**$ 2,683**	**24%**	$2,337	24%	$2,151	26%
Uninsured discounts	**5,707**	**51**	4,641	48	2,935	35
Provision for doubtful accounts	**2,824**	**25**	2,648	28	3,276	39
Total uncompensated care	**$11,214**	**100%**	$9,626	100%	$8,362	100%

A summary of the estimated cost of total uncompensated care for the years ended December 31, follows (dollars in millions):

	2011	2010	2009
Gross patient charges	**$141,516**	$125,640	$115,682
Patient care costs (salaries and benefits, supplies, other operating expenses and depreciation and amortization)	**25,554**	23,870	22,975
Cost-to-charges ratio	**18.1%**	19.0%	19.9%
Total uncompensated care	**$ 11,214**	$ 9,626	$ 8,362
Multiplied by the cost-to-charges ratio	**18.1%**	19.0%	19.9%
Estimated cost of total uncompensated care	**$ 2,030**	$ 1,829	$ 1,664

The sum of charity care, uninsured discounts and the provision for doubtful accounts, as a percentage of the sum of revenues, charity care, uninsured discounts and the provision for doubtful accounts increased from 23.8% for 2009, to 25.6% for 2010 and to 27.4% for 2011. The trend of the three components of uncompensated care indicates that increases to our uninsured discounts have resulted in the provision for doubtful accounts declining from 39% of total uncompensated care for 2009 to 25% of total uncompensated care for 2011, and uninsured discounts increasing from 35% of total uncompensated care for 2009 to 51% of total uncompensated care for 2011.

NOTE 1 — ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with a maturity of three months or less when purchased. Our insurance subsidiaries' cash equivalent investments in excess of the amounts required to pay estimated professional liability claims during the next twelve months are not included in cash and cash equivalents as these funds are not available for general corporate purposes. Carrying values of cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

Our cash management system provides for daily investment of available balances and the funding of outstanding checks when presented for payment. Outstanding, but unpresented, checks totaling $382 million and $384 million at December 31, 2011 and 2010, respectively, have been included in "accounts payable" in the consolidated balance sheets. Upon presentation for payment, these checks are funded through available cash balances or our credit facility.

Accounts Receivable

We receive payments for services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, employers and patients. We recognize that revenues and receivables from government agencies are significant to our operations, but do not believe there are significant credit risks associated with these government agencies. We do not believe there are any other significant concentrations of revenues from any particular payer that would subject us to any significant credit risks in the collection of our accounts receivable.

Additions to the allowance for doubtful accounts are made by means of the provision for doubtful accounts. Accounts written off as uncollectible are deducted from the allowance for doubtful accounts and subsequent recoveries are added. The amount of the provision for doubtful accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, trends in federal, state and private employer health care coverage and other collection indicators. The provision for doubtful accounts and the allowance for doubtful accounts relate to "uninsured" amounts (including copayment and deductible amounts from patients who have health care coverage) due directly from patients. Accounts are written off when all reasonable internal and external collection efforts have been performed. We consider the return of an account from the secondary external collection agency to be the culmination of our reasonable collection efforts and the timing basis for writing off the account balance. Writeoffs are based upon specific identification and the writeoff process requires a writeoff adjustment entry to the patient accounting system. Management relies on the results of detailed reviews of historical writeoffs and recoveries at facilities that represent a majority of our revenues and accounts receivable (the "hindsight analysis") as a primary source of information to utilize in estimating the collectibility of our accounts receivable. We perform the hindsight analysis quarterly, utilizing rolling twelve-months accounts receivable collection and writeoff data. At December 31, 2011 and 2010, the allowance for doubtful accounts represented approximately 92% and 93%, respectively, of the $4.478 billion and $4.249 billion, respectively, patient due accounts receivable balance. The patient due accounts receivable balance represents the estimated uninsured portion of our accounts receivable. The estimated uninsured portion of Medicaid pending and uninsured discount pending accounts is included in our patient due accounts receivable balance. Days revenues in accounts receivable were 53 days, 50 days and 50 days at December 31, 2011, 2010 and 2009, respectively. Adverse changes in general economic conditions, patient accounting service center operations, payer mix or trends in federal or state governmental health care coverage could affect our collection of accounts receivable, cash flows and results of operations.

NOTE 1 — ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment

Depreciation expense, computed using the straight-line method, was $1.461 billion in 2011, $1.416 billion in 2010 and $1.419 billion in 2009. Buildings and improvements are depreciated over estimated useful lives ranging generally from 10 to 40 years. Estimated useful lives of equipment vary generally from four to 10 years.

When events, circumstances or operating results indicate the carrying values of certain long-lived assets expected to be held and used, might be impaired, we prepare projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value may be estimated based upon internal evaluations that include quantitative analyses of revenues and cash flows, reviews of recent sales of similar facilities and independent appraisals.

Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair value less costs to sell or close. The estimates of fair value are usually based upon recent sales of similar assets and market responses based upon discussions with and offers received from potential buyers.

Investments of Insurance Subsidiaries

At December 31, 2011 and 2010, the investments of our wholly-owned insurance subsidiaries were classified as "available-for-sale" as defined in Accounting Standards Codification ("ASC") No. 320, *Investments — Debt and Equity Securities* and are recorded at fair value. The investment securities are held for the purpose of providing the funding source to pay professional liability claims covered by the insurance subsidiaries. We perform a quarterly assessment of individual investment securities to determine whether declines in market value are temporary or other-than-temporary. Our investment securities evaluation process involves multiple subjective judgments, often involves estimating the outcome of future events, and requires a significant level of professional judgment in determining whether an impairment has occurred. We evaluate, among other things, the financial position and near term prospects of the issuer, conditions in the issuer's industry, liquidity of the investment, changes in the amount or timing of expected future cash flows from the investment, and recent downgrades of the issuer by a rating agency, to determine if, and when, a decline in the fair value of an investment below amortized cost is considered other-than-temporary. The length of time and extent to which the fair value of the investment is less than amortized cost and our ability and intent to retain the investment, to allow for any anticipated recovery of the investment's fair value, are important components of our investment securities evaluation process.

Goodwill and Other Intangible Assets

Goodwill is not amortized but is subject to annual impairment tests. In addition to the annual impairment review, impairment reviews are performed whenever circumstances indicate a possible impairment may exist. Impairment testing for goodwill is done at the reporting unit level. Reporting units are one level below the business segment level, and our impairment testing is performed at the operating division or market level. We compare the fair value of the reporting unit assets to the carrying amount, on at least an annual basis, to

NOTE 1 — ACCOUNTING POLICIES (Continued)

Goodwill and Other Intangible Assets (Continued)

determine if there is potential impairment. If the fair value of the reporting unit assets is less than their carrying value, we compare the fair value of the goodwill to its carrying value. If the fair value of the goodwill is less than its carrying value, an impairment loss is recognized. Fair value of goodwill is estimated based upon internal evaluations of the related long-lived assets for each reporting unit that include quantitative analyses of revenues and cash flows and reviews of recent sales of similar facilities. No goodwill impairments were recognized during 2011, and we recognized goodwill impairments of $14 million and $19 million during 2010 and 2009, respectively.

During 2011, goodwill increased by $2.329 billion related to acquisitions, declined by $24 million related to facility sales, and declined by $16 million related to foreign currency translation and other adjustments. During 2010, goodwill increased by $125 million related to acquisitions, declined by $14 million related to impairments and increased by $5 million related to foreign currency translation and other adjustments.

Since January 1, 2000, we have recognized total goodwill impairments of $102 million in the aggregate. None of the goodwill impairments related to evaluations of goodwill at the reporting unit level, as all recognized goodwill impairments during this period related to goodwill allocated to asset disposal groups.

During 2011, other intangible assets increased by $269 million. Other intangible assets are not amortized but are subject to annual impairment tests.

Deferred Loan Costs

Debt issuance costs are amortized based upon the terms of the respective debt obligations. The gross carrying amount of deferred loan costs at December 31, 2011 and 2010 was $638 million and $712 million, respectively, and accumulated amortization was $348 million and $338 million, respectively. Amortization of deferred loan costs is included in interest expense and was $70 million, $81 million and $80 million for 2011, 2010 and 2009, respectively.

Physician Recruiting Agreements

In order to recruit physicians to meet the needs of our hospitals and the communities they serve, we enter into minimum revenue guarantee arrangements to assist the recruited physicians during the period they are relocating and establishing their practices. A guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the stand-ready obligation undertaken in issuing the guarantee. We expense the total estimated guarantee liability amount at the time the physician recruiting agreement becomes effective as we are not able to justify recording a contract-based asset based upon our analysis of the related control, regulatory and legal considerations.

The physician recruiting liability amount of $15 million at both December 31, 2011 and 2010 represents the amount of expense recognized in excess of payments made through December 31, 2011 and 2010. At December 31, 2011 the maximum amount we could have to pay under all effective minimum revenue guarantees was $39 million.

NOTE 1 — ACCOUNTING POLICIES (Continued)

Professional Liability Claims

Reserves for professional liability risks were $1.291 billion and $1.262 billion at December 31, 2011 and 2010, respectively. The current portion of the reserves, $298 million and $268 million at December 31, 2011 and 2010, respectively, is included in "other accrued expenses" in the consolidated balance sheets. Provisions for losses related to professional liability risks were $244 million, $222 million and $211 million for 2011, 2010 and 2009, respectively, and are included in "other operating expenses" in our consolidated income statements. Provisions for losses related to professional liability risks are based upon actuarially determined estimates. Loss and loss expense reserves represent the estimated ultimate net cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves for unpaid losses and loss expenses are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. Adjustments to the estimated reserve amounts are included in current operating results. The reserves for professional liability risks cover approximately 2,700 individual claims at both December 31, 2011 and 2010 and estimates for unreported potential claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. During 2011 and 2010, $240 million and $243 million, respectively, of net payments were made for professional and general liability claims. The estimation of the timing of payments beyond a year can vary significantly. Although considerable variability is inherent in professional liability reserve estimates, we believe the reserves for losses and loss expenses are adequate; however, there can be no assurance the ultimate liability will not exceed our estimates.

A portion of our professional liability risks is insured through a wholly-owned insurance subsidiary. Subject to a $5 million per occurrence self-insured retention, our facilities are insured by our wholly-owned insurance subsidiary for losses up to $50 million per occurrence. The insurance subsidiary has obtained reinsurance for professional liability risks generally above a retention level of $15 million per occurrence. We also maintain professional liability insurance with unrelated commercial carriers for losses in excess of amounts insured by our insurance subsidiary.

The obligations covered by reinsurance contracts are included in the reserves for professional liability risks, as the insurance subsidiary remains liable to the extent the reinsurers do not meet their obligations under the reinsurance contracts. The amounts receivable under the reinsurance contracts include $25 million and $11 million at December 31, 2011 and 2010, respectively, recorded in "other assets" and $14 million and $3 million at December 31, 2011 and 2010, respectively, recorded in "other current assets".

Financial Instruments

Derivative financial instruments are employed to manage risks, including interest rate and foreign currency exposures, and are not used for trading or speculative purposes. We recognize derivative instruments, such as interest rate swap agreements and foreign exchange contracts, in the consolidated balance sheets at fair value. Changes in the fair value of derivatives are recognized periodically either in earnings or in stockholders' equity, as a component of other comprehensive income (loss), depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in earnings, along with the changes in the fair value of the hedged items related to the hedged risk. Gains and losses on derivatives designated as cash flow hedges, to the extent they are effective, are recorded in other comprehensive income

NOTE 1 — ACCOUNTING POLICIES (Continued)

Financial Instruments (Continued)

(loss), and subsequently reclassified to earnings to offset the impact of the forecasted transactions when they occur. In the event the forecasted transaction to which a cash flow hedge relates is no longer likely, the amount in other comprehensive income (loss) is recognized in earnings and generally the derivative is terminated. Changes in the fair value of derivatives not qualifying as hedges, and for any portion of a hedge that is ineffective, are reported in earnings.

The net interest paid or received on interest rate swaps is recognized as interest expense. Gains and losses resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining term of the debt originally associated with the terminated swap.

Electronic Health Record Incentive Payments

The American Recovery and Reinvestment Act of 2009 provides for Medicare and Medicaid incentive payments beginning in 2011 for eligible hospitals and professionals that adopt and meaningfully use certified electronic health record ("EHR") technology. We recognize income related to Medicare and Medicaid incentive payments using a gain contingency model that is based upon when our eligible hospitals have demonstrated meaningful use of certified EHR technology for the applicable period and the cost report information for the full cost report year that will determine the final calculation of the incentive payment is available.

Medicaid EHR incentive calculations and related payment amounts are based upon prior period cost report information available at the time our eligible hospitals adopt, implement or demonstrate meaningful use of certified EHR technology for the applicable period, and are not subject to revision for cost report data filed for a subsequent period. Thus, incentive income recognition occurs at the point our eligible hospitals adopt, implement or demonstrate meaningful use of certified EHR technology for the applicable period, as the cost report information for the full cost report year that will determine the final calculation of the incentive payment is known at that time.

Medicare EHR incentive calculations and related initial payment amounts are based upon the most current filed cost report information available at the time our eligible hospitals demonstrate meaningful use of certified EHR technology for the applicable period. However, unlike Medicaid, this initial payment amount will be adjusted based upon an updated calculation using the annual cost report information for the cost report period that began during the applicable payment year. Thus, incentive income recognition occurs at the point our eligible hospitals demonstrate meaningful use of certified EHR technology for the applicable period and the cost report information for the full cost report year that will determine the final calculation of the incentive payment is available.

We recognized $210 million of electronic health record incentive income related to Medicaid ($87 million) and Medicare ($123 million) incentive programs during the year ended December 31, 2011. At December 31, 2011, we have $134 million of deferred EHR incentive income, which represents initial incentive payments received for which EHR incentive income has not been recognized. We previously reported $39 million of Medicaid EHR incentives and $51 million ($34 million of Medicaid EHR incentives and $17 million of Medicare EHR incentives) for the quarters ended June 30, 2011 and September 30, 2011, respectively, in the line item "Revenues" in our consolidated income statements. These amounts have been reclassified and are now included in the line item "Electronic health record incentive income" in our consolidated income statement for the year ended December 31, 2011.

NOTE 1 — ACCOUNTING POLICIES (Continued)

Noncontrolling Interests in Consolidated Entities

The consolidated financial statements include all assets, liabilities, revenues and expenses of less than 100% owned entities that we control. Accordingly, we have recorded noncontrolling interests in the earnings and equity of such entities.

Related Party Transactions — Management Agreement

The Investors have provided management and advisory services to the Company pursuant to a management agreement among HCA Inc. and the Investors executed in connection with the Investors' acquisition of HCA Inc. in November 2006. The management agreement was terminated pursuant to its terms upon completion of the initial public offering of our common stock during March 2011, and the Company paid the Investors a final fee of $181 million. The management agreement also provided that the Company pay a 1% fee in connection with certain financing, acquisition, divestiture and change of control transactions. The Company paid the Investors a fee of $26 million related to the initial public offering of our common stock, and this fee was recorded as a cost of the stock offering. The annual management fee was $18 million for 2010 and $15 million for 2009.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2011 presentation.

NOTE 2 — SHARE-BASED COMPENSATION

Stock Incentive Plan

The 2006 Stock Incentive Plan for Key Employees of HCA Holdings Inc. and its Affiliates, as Amended and Restated (the "Stock Incentive Plan") is designed to promote the long term financial interests and growth of the Company and its subsidiaries by attracting and retaining management and other personnel and key service providers and to motivate management personnel by means of incentives to achieve long range goals and further the alignment of interests of participants with those of our stockholders through opportunities for increased stock, or stock-based, ownership in the Company. During 2011, our Board of Directors approved certain amendments to the Stock Incentive Plan that became effective upon the initial public offering of our common stock. The amendments included an increase to the number of shares available for issuance under the plan by 40,000,000 shares. A portion of the options under the Stock Incentive Plan vests solely based upon continued employment over a specific period of time, and a portion of the options vests based both upon continued employment over a specific period of time and upon the achievement of predetermined financial and Investor return targets over time. We granted 1,288,000 and 964,000 options under the Stock Incentive Plan during 2011 and 2010, respectively. As of December 31, 2011, 35,090,800 options granted under the Stock Incentive Plan have vested, of which 30,723,400 are outstanding and exercisable, and there were 42,099,900 shares available for future grants under the Stock Incentive Plan.

Rollover Options

Certain management holders of outstanding prerecapitalization HCA stock options retained certain of their stock options (the "Rollover Options"). The Rollover Options remain outstanding in accordance with the terms of the governing stock incentive plans and grant agreements pursuant to which the holder originally received the

NOTE 2 — SHARE-BASED COMPENSATION (Continued)

Rollover Options (Continued)

stock option grants. Pursuant to the rollover option agreement, 49,408,100 prerecapitalization HCA stock options were converted into 10,294,500 Rollover Options, of which 2,825,100 are outstanding and exercisable at December 31, 2011.

Stock Option Activity

The fair value of each stock option award is estimated on the grant date, using option valuation models and the weighted average assumptions indicated in the following table. Awards under the Stock Incentive Plan generally vest based on continued employment and based upon achievement of certain financial and Investor return targets. Each grant is valued as a single award with an expected term equal to the average expected term of the component vesting tranches. We use historical option exercise behavior data and other factors to estimate the expected term of the options. The expected term of the option is limited by the contractual term, and employee post-vesting termination behavior is incorporated in the historical option exercise behavior data. Compensation cost is recognized on the straight-line attribution method. The straight-line attribution method requires that total compensation expense recognized must at least equal the vested portion of the grant-date fair value. The expected volatility is derived using historical stock price information of certain peer group companies for a period of time equal to the expected option term. The risk-free interest rate is the approximate yield on United States Treasury Strips having a life equal to the expected option life on the date of grant. The expected life is an estimate of the number of years an option will be held before it is exercised.

	2011	2010	2009
Risk-free interest rate	**0.89%**	2.07%	1.45%
Expected volatility	**41%**	35%	35%
Expected life, in years	**5**	5	5
Expected dividend yield	—	—	—

Information regarding stock option activity during 2011, 2010 and 2009 is summarized below (share amounts in thousands):

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (dollars in millions)
Options outstanding, December 31, 2008	47,906	$ 9.99		
Granted	8,045	19.70		
Exercised	(2,278)	3.81		
Cancelled	(1,756)	11.56		
Options outstanding, December 31, 2009	51,917	11.72		
Granted	964	15.73		
Exercised	(1,726)	4.06		
Cancelled	(629)	7.96		
Options outstanding, December 31, 2010	50,526	8.58		
Granted	1,288	23.35		
Exercised	(5,044)	6.31		
Cancelled	(458)	5.88		
Options outstanding, December 31, 2011	46,312	9.26	5.6 years	$595
Options exercisable, December 31, 2011	33,548	$ 9.74	5.4 years	$414

NOTE 2 — SHARE-BASED COMPENSATION (Continued)

Stock Option Activity (Continued)

During 2010, our Board of Directors declared three distributions to the Company's stockholders and holders of stock options. The distributions totaled $9.43 per share and vested stock option. Pursuant to the terms of our stock option plans, the holders of nonvested stock options received $9.43 per share reductions (subject to certain tax related limitations for certain stock options that resulted in deferred distributions for a portion of the declared distribution, which will be paid upon the vesting of the applicable stock options) to the exercise price of the share-based awards.

The weighted average fair values of stock options granted during 2011, 2010 and 2009 were $8.53, $7.13 and $3.54 per share, respectively. The total intrinsic value of stock options exercised in the year ended December 31, 2011 was $121 million. As of December 31, 2011, the unrecognized compensation cost related to nonvested awards was $23 million.

NOTE 3 — ACQUISITIONS AND DISPOSITIONS

HealthONE Acquisition

During October 2011, we completed the acquisition of the Colorado Health Foundation's ("Foundation") approximate 40% remaining ownership interest in the HCA-HealthONE LLC ("HealthONE") joint venture for $1.450 billion. HealthONE's assets include seven hospitals and 12 freestanding surgery centers in the Denver area. We accounted for our investment in HealthONE using the equity method through October 2011 with our share of their operations all recorded in the line item "Equity in earnings of affiliates" in our consolidated income statements, and we began consolidating HealthONE's operations in our consolidated income statements beginning November 2011.

The total cost of the HealthONE acquisition has been allocated to the assets acquired and liabilities assumed based upon their respective fair values in accordance with ASC No. 805, *Business Combinations*. The purchase price represented a premium over the fair value of the net tangible and identifiable intangible assets acquired for reasons such as expected cash flows and HealthONE's assembled workforce.

Based on our purchase price allocation as of December 31, 2011, we identified and analyzed the acquired fixed assets, contracts, contractual commitments and legal contingencies to record the fair value of all assets acquired and liabilities assumed, resulting in goodwill of $2.261 billion being recorded. The amount of goodwill expected to be tax deductible is approximately $894 million. We also recorded a gain of $1.522 billion related to this acquisition due to the remeasurement of our previous equity investment in HealthONE, based upon our acquisition of the Foundation's ownership interest and the resulting consolidation of the entire enterprise at estimated fair value. Adjustments to the December 31, 2011 purchase price allocation are not expected to be material.

A summary of the purchase price allocation, including assumed liabilities, follows (in millions):

Current assets	$ 400
Property and equipment	1,040
Identifiable intangible asset (trade name)	269
Goodwill	2,261
Other assets	7
Liabilities	152
Noncontrolling interests	93

NOTE 3 — ACQUISITIONS AND DISPOSITIONS (Continued)

HealthONE Acquisition (Continued)

The acquired HealthONE operating results have been included in the consolidated income statements since the acquisition date. The revenues and net income attributable to HCA Holdings, Inc. related to the acquired HealthONE operations for the period from November 1, 2011 through December 31, 2011 were $347 million and $15 million, respectively. The unaudited pro forma combined summary of our operations gives effect to including the acquired HealthONE operating results as if the acquisition had occurred as of January 1, 2010, follows (in millions):

	Years Ended December 31,	
	2011	**2010**
Pro forma revenues	**$31,383**	$29,925
Pro forma net income attributable to HCA Holdings, Inc.	**2,507**	1,257

Pro forma adjustments to net income attributable to HCA Holdings, Inc. include adjustments to record HealthONE's operating results on a consolidated basis and eliminate the equity method operating results, to record depreciation expense based on the estimated fair value assigned to the long-lived assets acquired, to record interest expense assuming the increase in long-term debt used to fund the acquisition had occurred as of January 1, 2010 and to record the related tax effects. These pro forma results are not necessarily indicative of the actual results of operations that would have occurred if the acquisition had occurred on January 1, 2010.

Other Acquisitions and Dispositions

During 2011, we paid $136 million to acquire a hospital and $96 million to acquire other nonhospital health care entities. During 2010, we paid $163 million to acquire two hospitals and $70 million to acquire other health care entities. During 2009, we paid $61 million to acquire nonhospital health care entities. Purchase price amounts have been allocated to the related assets acquired and liabilities assumed based upon their respective fair values. The purchase price paid in excess of the fair value of identifiable net assets of these acquired entities aggregated $68 million, $125 million and $5 million in 2011, 2010 and 2009, respectively. The consolidated financial statements include the accounts and operations of the acquired entities subsequent to the respective acquisition dates. The pro forma effects of these acquired entities on our results of operations for periods prior to the respective acquisition dates were not significant.

During 2011, we received proceeds of $281 million and recognized a net pretax gain of $142 million ($80 million after tax) related to the sales of a hospital facility and our investment in a hospital joint venture. During 2010, we received proceeds of $37 million and recognized a net pretax gain of $4 million ($2 million after tax) from sales of nonhospital health care entities and real estate investments. During 2009, we received proceeds of $3 million and recognized a net pretax loss of $8 million ($5 million after tax) on the sales of three hospitals. We also received proceeds of $38 million and recognized a net pretax loss of $7 million ($4 million after tax) from sales of other health care entities and real estate investments.

NOTE 4 — IMPAIRMENTS OF LONG-LIVED ASSETS

There were no impairments of long-lived assets for 2011. During 2010, we recorded pretax charges of $123 million to reduce the carrying value of identified assets to estimated fair value. The $123 million asset impairment includes $57 million related to a hospital facility in our Central Group, $5 million related to other health care entity investments in our National Group, $17 million related to a hospital facility in our Southwest Group and $44 million related to Corporate and other, which includes $35 million for the writeoff of capitalized engineering and design costs related to certain building safety requirements (California earthquake standards) that have been revised. During 2009, we recorded pretax charges of $43 million to reduce the carrying value of identified assets to estimated fair value. The $43 million asset impairment includes $15 million related to certain hospital facilities and other health care entity investments in our Central Group, $16 million related to other health care entity investments in our National Group and $12 million related to certain hospital facilities in our Southwest Group.

The asset impairment charges did not have a significant impact on our operations or cash flows and are not expected to significantly impact cash flows for future periods. The impairment charges affected our property and equipment asset category by $109 million and $24 million in 2010 and 2009, respectively.

NOTE 5 — INCOME TAXES

The provision for income taxes consists of the following (dollars in millions):

	2011	2010	2009
Current:			
Federal	**$(119)**	$401	$ 809
State	**(12)**	26	75
Foreign	**44**	33	21
Deferred:			
Federal	**714**	161	(274)
State	**71**	17	(37)
Foreign	**21**	20	33
	$ 719	$658	$ 627

The provision for income taxes reflects $100 million, $69 million and $18 million ($63 million, $44 million and $12 million net of tax, respectively) reductions in interest related to taxing authority examinations for the years ended December 31, 2011, 2010 and 2009, respectively.

A reconciliation of the federal statutory rate to the effective income tax rate follows:

	2011	2010	2009
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal tax benefit	**2.0**	2.7	3.2
Change in liability for uncertain tax positions	**1.0**	0.3	(0.2)
Nontaxable gain on acquisition of controlling interest in equity investment	**(13.8)**	—	—
Tax exempt interest income	**(0.2)**	(0.4)	(0.8)
Income attributable to noncontrolling interests from consolidated partnerships	**(2.4)**	(5.8)	(6.0)
Other items, net	**(1.4)**	(2.3)	0.1
Effective income tax rate	**20.2%**	29.5%	31.3%

NOTE 5 — INCOME TAXES (Continued)

A summary of the items comprising the deferred tax assets and liabilities at December 31 follows (dollars in millions):

	2011		2010	
	Assets	Liabilities	Assets	Liabilities
Depreciation and fixed asset basis differences	$ —	$402	$ —	$211
Allowances for professional liability and other risks	337	—	329	—
Accounts receivable	706	—	1,011	—
Compensation	216	—	202	—
Other	698	511	776	400
	$1,957	$913	$2,318	$611

At December 31, 2011, state net operating loss carryforwards (expiring in years 2012 through 2031) available to offset future taxable income approximated $34 million. Utilization of net operating loss carryforwards in any one year may be limited and, in certain cases, result in an adjustment to intangible assets. Net deferred tax assets related to such carryforwards are not significant.

At December 31, 2011, we were contesting, before the IRS Appeals Division, certain claimed deficiencies and adjustments proposed by the IRS Examination Division in connection with its audit of HCA Inc.'s 2005 and 2006 federal income tax returns. The disputed items include the timing of recognition of certain patient service revenues, the deductibility of certain debt retirement costs and our method for calculating the tax allowance for doubtful accounts. The IRS Examination Division began an audit of HCA Inc.'s 2007, 2008 and 2009 federal income tax returns in 2010.

The following table summarizes the activity related to our unrecognized tax benefits (dollars in millions):

	2011	2010
Balance at January 1	$313	$ 485
Additions (reductions) based on tax positions related to the current year	83	(18)
Additions for tax positions of prior years	73	61
Reductions for tax positions of prior years	(15)	(78)
Settlements	—	(134)
Lapse of applicable statutes of limitations	(9)	(3)
Balance at December 31	$445	$ 313

During 2011, we finalized settlements with the IRS Examination Division resolving all outstanding issues for our 1997 through 2004 tax years. During 2010, we finalized settlements with the Appeals Division of the IRS resolving the deductibility of our 2003 government settlement payment, the timing of certain patient service revenues for 2003 and 2004 and the method for calculating the tax allowance for doubtful accounts for certain affiliated partnerships for 2003 and 2004.

Our liability for unrecognized tax benefits was $494 million, including accrued interest of $62 million and excluding $13 million that was recorded as reductions of the related deferred tax assets, as of December 31, 2011 ($413 million, $115 million and $15 million, respectively, as of December 31, 2010). Unrecognized tax benefits of $173 million ($190 million as of December 31, 2010) would affect the effective rate, if recognized. The

NOTE 5 — INCOME TAXES (Continued)

liability for unrecognized tax benefits does not reflect deferred tax assets of $45 million ($63 million as of December 31, 2010) related to deductible interest and state income taxes or a refundable deposit of $19 million ($82 million as of December 31, 2010), which is recorded in noncurrent assets.

Depending on the resolution of the IRS disputes, the completion of examinations by federal, state or international taxing authorities, or the expiration of statutes of limitation for specific taxing jurisdictions, we believe it is reasonably possible that our liability for unrecognized tax benefits may significantly increase or decrease within the next 12 months. However, we are currently unable to estimate the range of any possible change.

NOTE 6 — EARNINGS PER SHARE

We compute basic earnings per share using the weighted average number of common shares outstanding. We compute diluted earnings per share using the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options, computed using the treasury stock method. The following table sets forth the computations of basic and diluted earnings per share for the years ended December 31, 2011, 2010 and 2009 (dollars in millions, except per share amounts, and shares in thousands):

	2011	2010	2009
Net income attributable to HCA Holdings, Inc	**$ 2,465**	$ 1,207	$ 1,054
Weighted average common shares outstanding	**476,609**	426,424	425,567
Effect of dilutive stock options	**19,334**	10,923	6,660
Shares used for diluted earnings per share	**495,943**	437,347	432,227
Earnings per share:			
Basic earnings per share	**$ 5.17**	$ 2.83	$ 2.48
Diluted earnings per share	**$ 4.97**	$ 2.76	$ 2.44

NOTE 7 — INVESTMENTS OF INSURANCE SUBSIDIARIES

A summary of the insurance subsidiaries' investments at December 31 follows (dollars in millions):

	2011			
		Unrealized Amounts		
	Amortized Cost	Gains	Losses	Fair Value
Debt securities:				
States and municipalities	$398	$19	$—	$417
Auction rate securities	139	—	(8)	131
Asset-backed securities	20	—	—	20
Money market funds	53	—	—	53
	610	19	(8)	621
Equity securities	7	1	(1)	7
	$617	$20	$(9)	628
Amounts classified as current assets				(80)
Investment carrying value				$548

NOTE 7 — INVESTMENTS OF INSURANCE SUBSIDIARIES (Continued)

	2010			
		Unrealized Amounts		
	Amortized Cost	Gains	Losses	Fair Value
Debt securities:				
States and municipalities	$312	$12	$(1)	$ 323
Auction rate securities	251	—	(1)	250
Asset-backed securities	26	1	(1)	26
Money market funds	135	—	—	135
	724	13	(3)	734
Equity securities	8	1	(1)	8
	$732	$14	$(4)	742
Amounts classified as current assets				(100)
Investment carrying value				$ 642

At December 31, 2011 and 2010 the investments of our insurance subsidiaries were classified as "available-for-sale." Changes in temporary unrealized gains and losses are recorded as adjustments to other comprehensive income (loss). At December 31, 2011 and 2010, $19 million and $92 million, respectively, of our investments were subject to the restrictions included in insurance bond collateralization and assumed reinsurance contracts.

Scheduled maturities of investments in debt securities at December 31, 2011 were as follows (dollars in millions):

	Amortized Cost	Fair Value
Due in one year or less	$101	$102
Due after one year through five years	112	119
Due after five years through ten years	143	151
Due after ten years	95	98
	451	470
Auction rate securities	139	131
Asset-backed securities	20	20
	$610	$621

The average expected maturity of the investments in debt securities at December 31, 2011 was 4.4 years, compared to the average scheduled maturity of 10.8 years. Expected and scheduled maturities may differ because the issuers of certain securities have the right to call, prepay or otherwise redeem such obligations prior to their scheduled maturity date. The average expected maturities for our auction rate and asset-backed securities were derived from valuation models of expected cash flows and involved management's judgment. The average expected maturities for our auction rate and asset-backed securities at December 31, 2011 were 4.9 years and 4.8 years, respectively, compared to average scheduled maturities of 24.9 years and 24.8 years, respectively.

NOTE 7 — INVESTMENTS OF INSURANCE SUBSIDIARIES (Continued)

The cost of securities sold is based on the specific identification method. Sales of securities for the years ended December 31 are summarized below (dollars in millions):

	2011	2010	2009
Debt securities:			
Cash proceeds	$—	$329	$141
Gross realized gains	—	14	—
Gross realized losses	—	1	1
Equity securities:			
Cash proceeds	$—	$ —	$ 3
Gross realized gains	—	—	1
Gross realized losses	—	—	—

NOTE 8 — FINANCIAL INSTRUMENTS

Interest Rate Swap Agreements

We have entered into interest rate swap agreements to manage our exposure to fluctuations in interest rates. These swap agreements involve the exchange of fixed and variable rate interest payments between two parties based on common notional principal amounts and maturity dates. Pay-fixed interest rate swaps effectively convert LIBOR indexed variable rate obligations to fixed interest rate obligations. The interest payments under these agreements are settled on a net basis. The net interest payments, based on the notional amounts in these agreements, generally match the timing of the related liabilities, for the interest rate swap agreements which have been designated as cash flow hedges. The notional amounts of the swap agreements represent amounts used to calculate the exchange of cash flows and are not our assets or liabilities. Our credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions.

The following table sets forth our interest rate swap agreements, which have been designated as cash flow hedges, at December 31, 2011 (dollars in millions):

	Notional Amount	Maturity Date	Fair Value
Pay-fixed interest rate swaps	$ 500	December 2014	$ (7)
Pay-fixed interest rate swaps	3,000	December 2016	(339)
Pay-fixed interest rate swaps	1,000	December 2017	(53)

During the next 12 months, we estimate $110 million will be reclassified from other comprehensive income ("OCI") to interest expense.

Cross Currency Swaps

The Company and certain subsidiaries have incurred obligations and entered into various intercompany transactions where such obligations are denominated in currencies, other than the functional currencies of the parties executing the trade. In order to mitigate the currency exposure risks and better match the cash flows of our obligations and intercompany transactions with cash flows from operations, we enter into various cross currency swaps. Our credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions.

NOTE 8 — FINANCIAL INSTRUMENTS (Continued)

Cross Currency Swaps (Continued)

Our cross currency swap is not designated as a hedge, and changes in fair value are recognized in results of operations. The following table sets forth our cross currency swap agreement at December 31, 2011 (amounts in millions):

	Notional Amount	Maturity Date	Fair Value
Euro — United States Dollar Currency Swap	291 Euro	November 2013	$(16)

Derivatives — Results of Operations

The following tables present the effect of our interest rate and cross currency swaps on our results of operations for the year ended December 31, 2011 (dollars in millions):

Derivatives in Cash Flow Hedging Relationships	Amount of Loss Recognized in OCI on Derivatives, Net of Tax	Location of Loss Reclassified from Accumulated OCI into Operations	Amount of Loss Reclassified from Accumulated OCI into Operations
Interest rate swaps	$197	Interest expense	$341

Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Operations on Derivatives	Amount of Loss Recognized in Operations on Derivatives
Interest rate swaps	Other operating expenses	$ 1
Cross currency swap	Other operating expenses	54

Credit-risk-related Contingent Features

We have agreements with each of our derivative counterparties that contain a provision where we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to our default on the indebtedness. As of December 31, 2011, we have not been required to post any collateral related to these agreements. If we had breached these provisions at December 31, 2011, we would have been required to settle our obligations under the agreements at their aggregate, estimated termination value of $452 million.

NOTE 9 — ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

Accounting Standards Codification 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements.

ASC 820 emphasizes fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

NOTE 9 — ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (Continued)

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Cash Traded Investments

Our cash traded investments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Certain types of cash traded instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include auction rate securities ("ARS") and limited partnership investments. The transaction price is initially used as the best estimate of fair value.

Our wholly-owned insurance subsidiaries had investments in tax-exempt ARS, which are backed by student loans substantially guaranteed by the federal government, of $131 million ($139 million par value) at December 31, 2011. We do not currently intend to attempt to sell the ARS as the liquidity needs of our insurance subsidiaries are expected to be met by other investments in their investment portfolios. During 2011 and 2010, certain issuers and their broker/dealers redeemed or repurchased $112 million and $150 million, respectively, of our ARS at par value. The valuation of these securities involved management's judgment, after consideration of market factors and the absence of market transparency, market liquidity and observable inputs. Our valuation models derived a fair market value compared to tax-equivalent yields of other student loan backed variable rate securities of similar credit worthiness and similar effective maturities.

Derivative Financial Instruments

We have entered into interest rate and cross currency swap agreements to manage our exposure to fluctuations in interest rates and foreign currency risks. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, foreign exchange rates and implied volatilities. To comply with the provisions of ASC 820, we incorporate credit valuation adjustments to reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements.

Although we determined the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties. We assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and at December 31, 2011 and 2010, we determined the credit valuation adjustments were not significant to the overall valuation of our derivatives.

NOTE 9 — ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (Continued)

The following table summarizes our assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010, aggregated by the level in the fair value hierarchy within which those measurements fall (dollars in millions):

	December 31, 2011			
		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments of insurance subsidiaries:				
Debt securities:				
States and municipalities	$417	$ —	$417	$ —
Auction rate securities	131	—	—	131
Asset-backed securities	20	—	20	—
Money market funds	53	53	—	—
	621	53	437	131
Equity securities	7	1	5	1
Investments of insurance subsidiaries	628	54	442	132
Less amounts classified as current assets	(80)	(54)	(26)	—
	$548	$ —	$416	$132
Liabilities:				
Cross currency swap (Income taxes and other liabilities)	$ 16	$ —	$ 16	$ —
Interest rate swaps (Income taxes and other liabilities)	399	—	399	—

NOTE 9 — ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (Continued)

	December 31, 2010			
		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments of insurance subsidiaries:				
Debt securities:				
States and municipalities	$ 323	$ —	$323	$ —
Auction rate securities	250	—	—	250
Asset-backed securities	26	—	26	—
Money market funds	135	135	—	—
	734	135	349	250
Equity securities	8	2	5	1
Investments of insurance subsidiaries	742	137	354	251
Less amounts classified as current assets	(100)	(100)	—	—
	$ 642	$ 37	$354	$251
Cross currency swap (Other assets)	$ 39	$ —	$ 39	$ —
Liabilities:				
Interest rate swaps (Income taxes and other liabilities)	$ 426	$ —	$426	$ —

The following table summarizes the activity related to the auction rate and equity securities investments of our insurance subsidiaries which have fair value measurements based on significant unobservable inputs (Level 3) during the year ended December 31, 2011 (dollars in millions):

Asset balances at December 31, 2010	$ 251
Unrealized losses included in other comprehensive income	(7)
Settlements	(112)
Asset balances at December 31, 2011	$ 132

The estimated fair value of our long-term debt was $27.199 billion and $28.738 billion at December 31, 2011 and 2010, respectively, compared to carrying amounts aggregating $27.052 billion and $28.225 billion, respectively. The estimates of fair value are generally based upon the quoted market prices or quoted market prices for similar issues of long-term debt with the same maturities.

NOTE 10 — LONG-TERM DEBT

A summary of long-term debt at December 31, including related interest rates at December 31, 2011, follows (dollars in millions):

	2011	2010
Senior secured asset-based revolving credit facility (effective interest rate of 1.8%)	**$ 2,155**	$ 1,875
Senior secured revolving credit facility	**—**	729
Senior secured term loan facilities (effective interest rate of 4.8%)	**7,425**	7,530
Senior secured first lien notes (effective interest rate of 7.7%)	**7,081**	4,075
Other senior secured debt (effective interest rate of 6.8%)	**350**	322
First lien debt	**17,011**	14,531
Senior secured second lien notes (effective interest rate of 11.0%)	**197**	4,501
Senior secured toggle notes	**—**	1,578
Second lien debt	**197**	6,079
Senior unsecured notes (effective interest rate of 7.3%)	**9,844**	7,615
Total debt (average life of 6.9 years, rates averaging 6.3%)	**27,052**	28,225
Less amounts due within one year	**1,407**	592
	$25,645	$27,633

2011 Activity

During May 2011, we completed amendments to our senior secured credit agreement and senior secured asset-based revolving credit agreement, as well as extensions of certain of our term loans. The amendments extended $594 million ($572 million outstanding at December 31, 2011) of our term loan A facility with a final maturity of November 2012 to a final maturity of May 2016 and $2.373 billion of our term loan A and term loan B-1 facilities with final maturities of November 2012 and November 2013, respectively, to a final maturity of May 2018.

During June 2011, we redeemed all $1.000 billion aggregate principal amount of our 9 1/8% senior secured notes due 2014, at a redemption price of 104.563% of the principal amount, and $108 million aggregate principal amount of our 9 7/8% senior secured notes due 2017, at a redemption price of 109.875% of the principal amount. The pretax loss on retirement of debt related to these redemptions was $75 million.

During August 2011, we issued $5.000 billion aggregate principal amount of notes, comprised of $3.000 billion of 6.50% senior secured first lien notes due 2020 and $2.000 billion of 7.50% senior unsecured notes due 2022. We used the net proceeds from these debt issuances to redeem all of our outstanding $1.578 billion 9 5/8%/10 3/8% second lien toggle notes due 2016, at a redemption price of 106.783% of the principal amount, and all of our outstanding $3.200 billion 9 1/4% second lien notes due 2016, at a redemption price of 106.513% of the principal amount. The pretax loss on retirement of debt related to these redemptions was $406 million.

During September 2011, we refinanced our $2.000 billion asset-based revolving credit facility maturing on November 16, 2012 to increase the total capacity to $2.500 billion and extend the maturity to 2016.

During October 2011, we issued $500 million aggregate principal amount of 8.00% senior unsecured notes due 2018. We used the net proceed for general corporate purposes, which included funding a portion of the acquisition of the remaining interest in HealthONE.

NOTE 10 — LONG-TERM DEBT (Continued)

Senior Secured Credit Facilities And Other First Lien Debt

We have entered into the following senior secured credit facilities: (i) a $2.500 billion asset-based revolving credit facility maturing on September 30, 2016 with a borrowing base of 85% of eligible accounts receivable, subject to customary reserves and eligibility criteria ($2.155 billion outstanding at December 31, 2011) (the "ABL credit facility"); (ii) a $2.000 billion senior secured revolving credit facility maturing on November 17, 2015 (none outstanding at December 31, 2011 without giving effect to certain outstanding letters of credit); (iii) a $414 million senior secured term loan A-1 facility maturing on November 17, 2012; (iv) a $572 million senior secured term loan A-2 facility maturing on May 2, 2016; (v) a $1.689 billion senior secured term loan B-1 facility maturing on November 17, 2013; (vi) a $2.000 billion senior secured term loan B-2 facility maturing on March 31, 2017; (vii) a $2.373 billion senior secured term loan B-3 facility maturing on May 1, 2018; and (viii) a €291 million, or $377 million-equivalent, senior secured European term loan facility maturing on November 17, 2013. We refer to the facilities described under (ii) through (viii) above, collectively, as the "cash flow credit facility" and, together with the ABL credit facility, the "senior secured credit facilities."

Borrowings under the senior secured credit facilities bear interest at a rate equal to, at our option, either (a) a base rate determined by reference to the higher of (1) the federal funds rate plus 0.50% or (2) the prime rate of Bank of America or (b) a LIBOR rate for the currency of such borrowing for the relevant interest period, plus, in each case, an applicable margin. The applicable margin for borrowings under the senior secured credit facilities may be reduced subject to attaining certain leverage ratios.

The senior secured credit facilities contain a number of covenants that restrict, subject to certain exceptions, our (and some or all of our subsidiaries') ability to incur additional indebtedness, repay subordinated indebtedness, create liens on assets, sell assets, make investments, loans or advances, engage in certain transactions with affiliates, pay dividends and distributions, and enter into sale and leaseback transactions. In addition, we are required to satisfy and maintain a maximum total leverage ratio covenant under the cash flow credit facility and, in certain situations under the ABL credit facility, a minimum interest coverage ratio covenant.

Senior secured first lien notes consist of (i) $1.500 billion aggregate principal amount of 8 1/2% senior secured first lien notes due 2019; (ii) $1.250 billion aggregate principal amount of 7 7/8% senior secured first lien notes due 2020; (iii) $1.400 billion aggregate principal amount of 7 1/4% senior secured first lien notes due 2020; (iv) $3.000 billion aggregate principal amount of 6.50% senior secured first lien notes due 2020; and (v) $69 million of unamortized debt discounts that reduces the senior secured first lien indebtedness. Capital leases and other secured debt totaled $350 million at December 31, 2011.

We use interest rate swap agreements to manage the variable rate exposure of our debt portfolio. At December 31, 2011, we had entered into effective interest rate swap agreements, in a total notional amount of $4.500 billion, in order to hedge a portion of our exposure to variable rate interest payments associated with the senior secured credit facility. The effect of the interest rate swaps is reflected in the effective interest rates for the senior secured credit facilities.

Senior Secured Second Lien Notes

Senior secured second lien notes is comprised of $202 million aggregate principal amount of 9 7/8% senior secured second lien notes due 2017 and $5 million of unamortized debt discounts that reduces the senior secured second lien indebtedness.

NOTE 10 — LONG-TERM DEBT (Continued)

Senior Unsecured Notes

Senior unsecured notes consist of (i) $7.194 billion aggregate principal amount of senior notes with maturities ranging from 2012 to 2033; (ii) an aggregate principal amount of $246 million medium-term notes with maturities ranging from 2014 to 2025; (iii) an aggregate principal amount of $886 million debentures with maturities ranging from 2015 to 2095; (iv) an aggregate principal amount of $1.525 billion senior notes due 2021 issued by HCA Holdings, Inc. (the "2021 Notes"); and (v) $7 million of unamortized debt discounts that reduce the indebtedness.

General Debt Information

The senior secured credit facilities and senior secured notes are fully and unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries that are "Unrestricted Subsidiaries" under our Indenture (the "1993 Indenture") dated December 16, 1993 (except for certain special purpose subsidiaries that only guarantee and pledge their assets under our ABL credit facility). In addition, borrowings under the European term loan are guaranteed by all material, wholly-owned European subsidiaries.

All obligations under the ABL credit facility, and the guarantees of those obligations, are secured, subject to permitted liens and other exceptions, by a first-priority lien on substantially all of the receivables of the borrowers and each guarantor under such ABL credit facility (the "Receivables Collateral").

All obligations under the cash flow credit facility and the guarantees of such obligations are secured, subject to permitted liens and other exceptions, by:

- a first-priority lien on the capital stock owned by HCA Inc., or by any U.S. guarantor, in each of their respective first-tier subsidiaries;

- a first-priority lien on substantially all present and future assets of HCA Inc. and of each U.S. guarantor other than (i) "Principal Properties" (as defined in the 1993 Indenture), (ii) certain other real properties and (iii) deposit accounts, other bank or securities accounts, cash, leaseholds, motor-vehicles and certain other exceptions; and

- a second-priority lien on certain of the Receivables Collateral.

Our senior secured first lien notes and the related guarantees are secured by first-priority liens, subject to permitted liens, on our and our subsidiary guarantors' assets, subject to certain exceptions, that secure our cash flow credit facility on a first-priority basis and are secured by second priority liens, subject to permitted liens, on our and our subsidiary guarantors' assets that secure our ABL credit facility on a first priority basis and our other cash flow credit facility on a second-priority basis.

Our second lien debt and the related guarantees are secured by second-priority liens, subject to permitted liens, on our and our subsidiary guarantors' assets, subject to certain exceptions, that secure our cash flow credit facility on a first-priority basis and are secured by third-priority liens, subject to permitted liens, on our and our subsidiary guarantors' assets that secure our asset-based revolving credit facility on a first priority basis and our other cash flow credit facility on a second-priority basis.

Maturities of long-term debt in years 2013 through 2016, excluding amounts under the ABL credit facility, are $3.167 billion, $751 million, $1.020 billion and $1.537 billion, respectively.

NOTE 11 — CONTINGENCIES

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims or legal and regulatory proceedings could have a material, adverse effect on our results of operations or financial position.

Health care companies are subject to numerous investigations by various governmental agencies. Under the federal false claims act ("FCA") private parties have the right to bring *qui tam*, or "whistleblower," suits against companies that submit false claims for payments to, or improperly retain overpayments from, the government. Some states have adopted similar state whistleblower and false claims provisions. Certain of our individual facilities have received government inquiries from federal and state agencies and our facilities may receive such inquiries in future periods. Depending on whether the underlying conduct in these or future inquiries or investigations could be considered systemic, their resolution could have a material, adverse effect on our results of operations or financial position.

We are subject to claims and suits arising in the ordinary course of business, including claims for personal injuries or wrongful restriction of, or interference with, physicians' staff privileges. In certain of these actions the claimants may seek punitive damages against us which may not be covered by insurance. It is management's opinion that the ultimate resolution of these pending claims and legal proceedings will not have a material, adverse effect on our results of operations or financial position.

The Civil Division of the Department of Justice ("DOJ") has contacted the Company in connection with its nationwide review of whether, in certain cases, hospital charges to the federal government relating to implantable cardio-defibrillators ("ICDs") met the Centers for Medicare & Medicaid Services criteria. In connection with this nationwide review, the DOJ has indicated that it will be reviewing certain ICD billing and medical records at 95 HCA hospitals; the review covers the period from October 2003 to the present. The review could potentially give rise to claims against the Company under the federal False Claims Act or other statutes, regulations or laws. At this time, we cannot predict what effect, if any, this review or any resulting claims could have on the Company.

On October 28, 2011, a shareholder action was filed in the United States District Court for the Middle District of Tennessee. The case seeks to include as a class all persons who acquired the Company's stock pursuant or traceable to the Company's Registration Statement and Prospectus issued in connection with the March 9, 2011 initial public offering. The lawsuit asserts a claim under Section 11 of the Securities Act of 1933 against the Company, certain members of the board of directors, and certain underwriters in the offering. It further asserts a claim under Section 15 of the Securities Act of 1933 against the same members of the board of directors. The action alleges deficiencies in the Company's disclosures in the Registration Statement relating to: (1) accounting for its 2006 recapitalization and 2010 reorganization; (2) the Company's failure to maintain effective internal controls relating to its accounting for such transactions; and (3) the Company's revenue growth rate. Subsequently, two additional class action complaints setting forth substantially similar claims were filed in the same federal court. All three of the cases have been consolidated.

NOTE 12 — LEASES

We lease medical office buildings and certain equipment under operating lease agreements. Commitments relating to noncancellable operating leases for each of the next five years and thereafter are as follows (dollars in millions):

For the Year Ended December 31,	
2012	$ 280
2013	264
2014	218
2015	171
2016	131
Thereafter	870
	1,934
Less sublease income	(51)
	$1,883

NOTE 13 — CAPITAL STOCK

The amended and restated certificate of incorporation authorizes the Company to issue up to 1,800,000,000 shares of common stock, and our amended and restated by-laws set the number of directors constituting the board of directors of the Company at not less than one nor more than 15. During February 2011, our Board of Directors approved a 4.505-to-one split of our issued and outstanding common shares. All common share and per common share amounts in these consolidated financial statements and notes to consolidated financial statements reflect the 4.505-to-one stock split. During March 2011, we completed the initial public offering of 87,719,300 shares of our common stock at a price of $30.00 per share and realized net proceeds (after costs of the offering) of $2.506 billion.

On September 21, 2011, we repurchased 80,771,143 shares of our common stock beneficially owned by affiliates of Bank of America Corporation at a purchase price of $18.61 per share, the closing price of the Company's common stock on the New York Stock Exchange on September 14, 2011. The repurchase was financed using a combination of cash on hand and borrowings under available credit facilities. The shares repurchased represented approximately 15.6% of our total shares outstanding at the time of the repurchase.

Distributions

During 2010, our Board of Directors declared three distributions to the Company's stockholders and holders of stock options. The distributions totaled $9.43 per share and vested stock option, or $4.332 billion in the aggregate. The distributions were funded using funds available under our senior secured credit facilities, proceeds from the 2021 Notes offering and cash on hand. Pursuant to the terms of our stock option plans, the holders of nonvested stock options received $9.43 per share reductions (subject to certain tax related limitations for certain stock options that resulted in deferred distributions for a portion of the declared distribution, which will be paid upon the vesting of the applicable stock options) to the exercise price of the share-based awards. There were no distributions declared during 2011.

NOTE 13 — CAPITAL STOCK (Continued)

Stockholder Agreements and Equity Securities with Contingent Redemption Rights

Prior to the consummation of the initial public offering of our common stock, certain employees could elect to have the Company redeem their common stock and vested options in the event of death or permanent disability, pursuant to the terms of their management stockholder agreements. The consummation of the initial public offering of our common stock effectively terminated the contingent redemption rights and the applicable amounts have been reclassified back to stockholders' equity.

NOTE 14 — EMPLOYEE BENEFIT PLANS

We maintain contributory, defined contribution benefit plans that are available to employees who meet certain minimum requirements. Certain of the plans require that we match specified percentages of participant contributions up to certain maximum levels (generally, 100% of the first 3% to 9%, depending upon years of vesting service, of compensation deferred by participants). The cost of these plans totaled $321 million for 2011, $307 million for 2010 and $283 million for 2009. Our contributions are funded periodically during each year.

We maintain the noncontributory, nonqualified Restoration Plan to provide certain retirement benefits for eligible employees. Eligibility for the Restoration Plan is based upon earning eligible compensation in excess of the Social Security Wage Base and attaining 1,000 or more hours of service during the plan year. Company credits to participants' account balances (the Restoration Plan is not funded) depend upon participants' compensation, years of vesting service and certain IRS limitations related to the HCA 401(k) plan. Benefits expense under this plan was $25 million for 2011, $19 million for 2010 and $26 million for 2009. Accrued benefits liabilities under this plan totaled $105 million at December 31, 2011 and $84 million at December 31, 2010.

We maintain a Supplemental Executive Retirement Plan ("SERP") for certain executives. The plan is designed to ensure that upon retirement the participant receives the value of a prescribed life annuity from the combination of the SERP and our other benefit plans. Benefits expense under the plan was $33 million for 2011, $27 million for 2010 and $24 million for 2009. Accrued benefits liabilities under this plan totaled $237 million at December 31, 2011 and $197 million at December 31, 2010.

We maintain defined benefit pension plans which resulted from certain hospital acquisitions in prior years. Benefits expense under these plans was $37 million for 2011, $30 million for 2010, and $39 million for 2009. Accrued benefits liabilities under these plans totaled $147 million at December 31, 2011 and $131 million at December 31, 2010.

NOTE 15 — SEGMENT AND GEOGRAPHIC INFORMATION

We operate in one line of business, which is operating hospitals and related health care entities. Our operations are structured into three geographically organized groups: the National, Southwest and Central Groups. During February 2011, we reorganized our operational groups and have restated the prior period amounts to reflect this reorganization. At December 31, 2011, the National Group includes 64 hospitals located in Florida, South Carolina, southern Georgia, Alaska, California, Nevada, Utah and Idaho, the Southwest Group includes 46 hospitals located in Colorado, Texas, Oklahoma and the Wichita, Kansas market, and the Central Group includes 47 hospitals located in Louisiana, Indiana, Kentucky, Tennessee, Virginia, New Hampshire, northern Georgia and the Kansas City market. We also operate six hospitals in England, and these facilities are included in the Corporate and other group.

NOTE 15 — SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

Adjusted segment EBITDA is defined as income before depreciation and amortization, interest expense, losses (gains) on sales of facilities, gain on acquisition of controlling interest in equity investment, impairments of long-lived assets, losses on retirement of debt, termination of management agreement, income taxes and net income attributable to noncontrolling interests. We use adjusted segment EBITDA as an analytical indicator for purposes of allocating resources to geographic areas and assessing their performance. Adjusted segment EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. Adjusted segment EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from adjusted segment EBITDA are significant components in understanding and assessing financial performance. Because adjusted segment EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, adjusted segment EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. The geographic distributions of our revenues, equity in earnings of affiliates, adjusted segment EBITDA, depreciation and amortization, assets and goodwill and other intangible assets are summarized in the following table (dollars in millions):

	For the Years Ended December 31,		
	2011	**2010**	**2009**
Revenues:			
National Group	**$12,224**	$11,624	$11,047
Southwest Group	**9,311**	8,700	8,282
Central Group	**6,982**	6,727	6,570
Corporate and other	**1,165**	984	877
	$29,682	$28,035	$26,776
Equity in earnings of affiliates:			
National Group	**$ (7)**	$ (4)	$ (4)
Southwest Group	**(251)**	(277)	(240)
Central Group	**—**	(1)	(2)
Corporate and other	**—**	—	—
	$ (258)	$ (282)	$ (246)
Adjusted segment EBITDA:			
National Group	**$ 2,531**	$ 2,431	$ 2,250
Southwest Group	**2,370**	2,254	2,089
Central Group	**1,285**	1,272	1,325
Corporate and other	**(125)**	(89)	(192)
	$ 6,061	$ 5,868	$ 5,472
Depreciation and amortization:			
National Group	**$ 512**	$ 508	$ 516
Southwest Group	**464**	427	426
Central Group	**347**	352	352
Corporate and other	**142**	134	131
	$ 1,465	$ 1,421	$ 1,425

NOTE 15 — SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

	For the Years Ended December 31,		
	2011	2010	2009
Adjusted segment EBITDA	**$ 6,061**	$ 5,868	$ 5,472
Depreciation and amortization	**1,465**	1,421	1,425
Interest expense	**2,037**	2,097	1,987
Losses (gains) on sales of facilities	**(142)**	(4)	15
Gain on acquisition of controlling interest in equity investment	**(1,522)**	—	—
Impairments of long-lived assets	**—**	123	43
Losses on retirement of debt	**481**	—	—
Termination of management agreement	**181**	—	—
Income before income taxes	**$ 3,561**	$ 2,231	$ 2,002

	As of December 31,	
	2011	2010
Assets:		
National Group	**$ 7,827**	$ 7,345
Southwest Group	**9,908**	6,747
Central Group	**5,187**	5,271
Corporate and other	**3,976**	4,489
	$26,898	$23,852

	National Group	Southwest Group	Central Group	Corporate and Other	Total
Goodwill and other intangible assets:					
Balance at December 31, 2010	$787	$ 636	$1,019	$251	$2,693
Acquisitions	32	2,533	—	33	2,598
Dispositions	(19)	(5)	—	—	(24)
Foreign currency translation and other	—	(4)	—	(12)	(16)
Balance at December 31, 2011	$800	$3,160	$1,019	$272	$5,251

NOTE 16 — OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss are as follows (dollars in millions):

	Unrealized Gains (Losses) on Available-for-Sale Securities	Foreign Currency Translation Adjustments	Defined Benefit Plans	Change in Fair Value of Derivative Instruments	Total
Balances at December 31, 2008	$(30)	$(28)	$(106)	$(440)	$(604)
Unrealized gains on available-for-sale securities, net of $25 of income taxes	44	—	—	—	44
Foreign currency translation adjustments, net of $14 of income taxes	—	25	—	—	25
Defined benefit plans, net of $8 income tax benefit	—	—	(10)	—	(10)
Change in fair value of derivative instruments, net of $76 income tax benefit	—	—	—	(133)	(133)
Expense reclassified into operations from other comprehensive income, net of $6 and $127, respectively, income tax benefits	—	—	10	218	228
Balances at December 31, 2009	14	(3)	(106)	(355)	(450)
Unrealized gains on available-for-sale securities, net of $1 of income taxes	1	—	—	—	1
Foreign currency translation adjustments, net of $9 income tax benefit	—	(16)	—	—	(16)
Defined benefit plans, net of $28 income tax benefit	—	—	(48)	—	(48)
Change in fair value of derivative instruments, net of $94 income tax benefit	—	—	—	(161)	(161)
(Income) expense reclassified into operations from other comprehensive income, net of $(4), $7 and $140, respectively, income (taxes) benefits	(9)	—	11	244	246
Balances at December 31, 2010	6	(19)	(143)	(272)	(428)
Unrealized gains on available-for-sale securities, net of $1 of income taxes	1	—	—	—	1
Foreign currency translation adjustments, net of $3 income tax benefit	—	(6)	—	—	(6)
Defined benefit plans, net of $25 income tax benefit	—	—	(42)	—	(42)
Change in fair value of derivative instruments, net of $114 income tax benefit	—	—	—	(197)	(197)
Expense reclassified into operations from other comprehensive income, net of $9 and $125, respectively, income tax benefits	—	—	16	216	232
Balances at December 31, 2011	$ 7	$(25)	$(169)	$(253)	$(440)

NOTE 17 — ACCRUED EXPENSES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of other accrued expenses at December 31 follows (dollars in millions):

	2011	2010
Professional liability risks	**$ 298**	$ 268
Interest	**383**	309
Taxes other than income	**232**	197
Other	**672**	471
	$1,585	$1,245

A summary of activity for the allowance of doubtful accounts follows (dollars in millions):

	Balance at Beginning of Year	Provision for Doubtful Accounts	Accounts Written off, Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:				
Year ended December 31, 2009	$4,741	$3,276	$(3,157)	$4,860
Year ended December 31, 2010	4,860	2,648	(3,569)	3,939
Year ended December 31, 2011	3,939	2,824	(2,657)	4,106

NOTE 18 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION

On November 22, 2010, HCA Inc. reorganized by creating a new holding company structure. HCA Holdings, Inc. became the new parent company, and HCA Inc. is now HCA Holdings, Inc.'s wholly-owned direct subsidiary. On November 23, 2010, HCA Holdings, Inc. issued the 2021 Notes. These notes are senior unsecured obligations and are not guaranteed by any of our subsidiaries.

The senior secured credit facilities and senior secured notes described in Note 10 are fully and unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries that are "Unrestricted Subsidiaries" under our Indenture dated December 16, 1993 (except for certain special purpose subsidiaries that only guarantee and pledge their assets under our ABL credit facility).

Our condensed consolidating balance sheets at December 31, 2011 and 2010 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2011, segregating HCA Holdings, Inc. issuer, HCA Inc. issuer, the subsidiary guarantors, the subsidiary non-guarantors and eliminations, follow.

NOTE 18 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA HOLDINGS, INC.
CONDENSED CONSOLIDATING INCOME STATEMENT
For The Year Ended December 31, 2011
(Dollars in millions)

	HCA Holdings, Inc. Issuer	HCA Inc. Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Condensed Consolidated
Revenues before provision for doubtful accounts	$ —	$ —	$18,126	$14,380	$ —	$32,506
Provision for doubtful accounts	—	—	1,644	1,180	—	2,824
Revenues	—	—	16,482	13,200	—	29,682
Salaries and benefits	—	—	7,584	5,856	—	13,440
Supplies	—	—	2,851	2,328	—	5,179
Other operating expenses	—	4	2,741	2,725	—	5,470
Electronic health record incentive income	—	—	(126)	(84)	—	(210)
Equity in earnings of affiliates	(2,543)	—	(86)	(172)	2,543	(258)
Depreciation and amortization	—	—	777	688	—	1,465
Interest expense	120	2,390	(342)	(131)	—	2,037
Gains on sales of facilities	—	—	(127)	(15)	—	(142)
Gain on acquisition of controlling interest in equity investment	—	—	—	(1,522)	—	(1,522)
Losses on retirement of debt	—	481	—	—	—	481
Termination of management agreement	—	181	—	—	—	181
Management fees	—	—	(491)	491	—	—
	(2,423)	3,056	12,781	10,164	2,543	26,121
Income (loss) before income taxes	2,423	(3,056)	3,701	3,036	(2,543)	3,561
Provision (benefit) for income taxes	(42)	(1,068)	1,271	558	—	719
Net income (loss)	2,465	(1,988)	2,430	2,478	(2,543)	2,842
Net income attributable to noncontrolling interests	—	—	63	314	—	377
Net income (loss) attributable to HCA Holdings, Inc.	$ 2,465	$(1,988)	$ 2,367	$ 2,164	$(2,543)	$ 2,465

NOTE 18 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA HOLDINGS, INC.
CONDENSED CONSOLIDATING INCOME STATEMENT
For The Year Ended December 31, 2010
(Dollars in millions)

	HCA Holdings, Inc. Issuer	HCA Inc. Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Condensed Consolidated
Revenues before provision for doubtful accounts	$ —	$ —	$17,647	$13,036	$ —	$30,683
Provision for doubtful accounts	—	—	1,632	1,016	—	2,648
Revenues	—	—	16,015	12,020	—	28,035
Salaries and benefits	—	—	7,315	5,169	—	12,484
Supplies	—	—	2,825	2,136	—	4,961
Other operating expenses	—	5	2,634	2,365	—	5,004
Equity in earnings of affiliates	(1,215)	—	(107)	(175)	1,215	(282)
Depreciation and amortization	—	—	782	639	—	1,421
Interest expense	12	2,700	(761)	146	—	2,097
Gains on sales of facilities	—	—	—	(4)	—	(4)
Impairments of long-lived assets	—	—	58	65	—	123
Management fees	—	—	(454)	454	—	—
	(1,203)	2,705	12,292	10,795	1,215	25,804
Income (loss) before income taxes	1,203	(2,705)	3,723	1,225	(1,215)	2,231
Provision (benefit) for income taxes	(4)	(955)	1,299	318	—	658
Net income (loss)	1,207	(1,750)	2,424	907	(1,215)	1,573
Net income attributable to noncontrolling interests	—	—	44	322	—	366
Net income (loss) attributable to HCA Holdings, Inc.	$ 1,207	$(1,750)	$ 2,380	$ 585	$(1,215)	$ 1,207

NOTE 18 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA HOLDINGS, INC.
CONDENSED CONSOLIDATING INCOME STATEMENT
For The Year Ended December 31, 2009
(Dollars in millions)

	HCA Inc. Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Condensed Consolidated
Revenues before provision for doubtful accounts	$ —	$17,584	$12,468	$ —	$30,052
Provision for doubtful accounts	—	2,043	1,233	—	3,276
Revenues	—	15,541	11,235	—	26,776
Salaries and benefits	—	7,149	4,809	—	11,958
Supplies	—	2,846	2,022	—	4,868
Other operating expenses	14	2,497	2,213	—	4,724
Equity in earnings of affiliates	(2,540)	(95)	(151)	2,540	(246)
Depreciation and amortization	—	787	638	—	1,425
Interest expense	2,356	(500)	131	—	1,987
Losses (gains) on sales of facilities	—	17	(2)	—	15
Impairments of long-lived assets	—	34	9	—	43
Management fees	—	(443)	443	—	—
	(170)	12,292	10,112	2,540	24,774
Income before income taxes	170	3,249	1,123	(2,540)	2,002
Provision (benefit) for income taxes	(884)	1,189	322	—	627
Net income	1,054	2,060	801	(2,540)	1,375
Net income attributable to noncontrolling interests	—	61	260	—	321
Net income attributable to HCA Holdings, Inc.	$ 1,054	$ 1,999	$ 541	$(2,540)	$ 1,054

NOTE 18 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA HOLDINGS, INC.
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2011
(Dollars in millions)

	HCA Holdings, Inc. Issuer	HCA Inc. Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Condensed Consolidated
ASSETS						
Current assets:						
Cash and cash equivalents	$ —	$ —	$ 115	$ 258	$ —	$ 373
Accounts receivable, net	—	—	2,429	2,104	—	4,533
Inventories	—	—	602	452	—	1,054
Deferred income taxes	594	—	—	—	—	594
Other	50	—	184	445	—	679
	644	—	3,330	3,259	—	7,233
Property and equipment, net	—	—	7,088	5,746	—	12,834
Investments of insurance subsidiaries	—	—	—	548	—	548
Investments in and advances to affiliates	—	—	15	86	—	101
Goodwill and other intangible assets	—	—	1,605	3,646	—	5,251
Deferred loan costs	22	268	—	—	—	290
Investments in and advances to subsidiaries	16,825	—	—	—	(16,825)	—
Other	450	—	21	170	—	641
	$17,941	$ 268	$ 12,059	$13,455	$(16,825)	$26,898
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY						
Current liabilities:						
Accounts payable	$ —	$ —	$ 899	$ 698	$ —	$ 1,597
Accrued salaries	—	—	568	397	—	965
Other accrued expenses	15	367	449	754	—	1,585
Long-term debt due within one year	—	1,347	28	32	—	1,407
	15	1,714	1,944	1,881	—	5,554
Long-term debt	1,525	23,454	110	556	—	25,645
Intercompany balances	24,121	(12,814)	(15,183)	3,876	—	—
Professional liability risks	—	—	—	993	—	993
Income taxes and other liabilities	538	415	556	211	—	1,720
	26,199	12,769	(12,573)	7,517	—	33,912
Stockholders' (deficit) equity attributable to HCA Holdings, Inc.	(8,258)	(12,501)	24,534	4,792	(16,825)	(8,258)
Noncontrolling interests	—	—	98	1,146	—	1,244
	(8,258)	(12,501)	24,632	5,938	(16,825)	(7,014)
	$17,941	$ 268	$ 12,059	$13,455	$(16,825)	$26,898

NOTE 18 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA HOLDINGS, INC.
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2010
(Dollars in millions)

	HCA Holdings, Inc. Issuer	HCA Inc. Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Condensed Consolidated
ASSETS						
Current assets:						
Cash and cash equivalents	$ 6	$ —	$ 156	$ 249	$ —	$ 411
Accounts receivable, net	—	—	2,214	1,618	—	3,832
Inventories	—	—	547	350	—	897
Deferred income taxes	931	—	—	—	—	931
Other	202	—	223	423	—	848
	1,139	—	3,140	2,640	—	6,919
Property and equipment, net	—	—	6,817	4,535	—	11,352
Investments of insurance subsidiaries	—	—	—	642	—	642
Investments in and advances to affiliates	—	—	248	621	—	869
Goodwill and other intangible assets	—	—	1,635	1,058	—	2,693
Deferred loan costs	23	351	—	—	—	374
Investments in and advances to subsidiaries	14,282	—	—	—	(14,282)	—
Other	776	39	21	167	—	1,003
	$ 16,220	$ 390	$ 11,861	$9,663	$(14,282)	$ 23,852
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY						
Current liabilities:						
Accounts payable	$ —	$ —	$ 919	$ 618	$ —	$ 1,537
Accrued salaries	—	—	556	339	—	895
Other accrued expenses	12	296	328	609	—	1,245
Long-term debt due within one year	—	554	12	26	—	592
	12	850	1,815	1,592	—	4,269
Long-term debt	1,525	25,758	95	255	—	27,633
Intercompany balances	25,985	(16,130)	(12,833)	2,978	—	—
Professional liability risks	—	—	—	995	—	995
Income taxes and other liabilities	483	425	505	195	—	1,608
	28,005	10,903	(10,418)	6,015	—	34,505
Equity securities with contingent redemption rights	141	—	—	—	—	141
Stockholders' (deficit) equity attributable to HCA Holdings, Inc.	(11,926)	(10,513)	22,167	2,628	(14,282)	(11,926)
Noncontrolling interests	—	—	112	1,020	—	1,132
	(11,926)	(10,513)	22,279	3,648	(14,282)	(10,794)
	$ 16,220	$ 390	$ 11,861	$9,663	$(14,282)	$ 23,852

NOTE 18 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA HOLDINGS, INC.
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2011
(Dollars in millions)

	HCA Holdings, Inc. Issuer	HCA Inc. Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Condensed Consolidated
Cash flows from operating activities:						
Net income (loss)	$ 2,465	$(1,988)	$ 2,430	$ 2,478	$(2,543)	$ 2,842
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Change in operating assets and liabilities	6	71	(1,755)	(1,275)	—	(2,953)
Provision for doubtful accounts	—	—	1,644	1,180	—	2,824
Depreciation and amortization	—	—	777	688	—	1,465
Income taxes	912	—	—	—	—	912
Gains on sales of facilities	—	—	(127)	(15)	—	(142)
Gain on acquisition of controlling interest in equity investment	—	—	—	(1,522)	—	(1,522)
Losses on retirement of debt	—	481	—	—	—	481
Amortization of deferred loan costs	—	70	—	—	—	70
Share-based compensation	26	—	—	—	—	26
Pay-in-kind interest	—	(78)	—	—	—	(78)
Equity in earnings of affiliates	(2,543)	—	—	—	2,543	—
Other	—	9	—	(1)	—	8
Net cash provided by (used in) operating activities	866	(1,435)	2,969	1,533	—	3,933
Cash flows from investing activities:						
Purchase of property and equipment	—	—	(910)	(769)	—	(1,679)
Acquisition of hospitals and health care entities	—	—	(142)	(1,540)	—	(1,682)
Disposal of hospitals and health care entities	—	—	200	81	—	281
Change in investments	—	—	34	46	—	80
Other	—	—	—	5	—	5
Net cash used in investing activities	—	—	(818)	(2,177)	—	(2,995)
Cash flows from financing activities:						
Issuances of long-term debt	—	5,500	—	—	—	5,500
Net change in revolving bank credit facilities	—	(449)	—	—	—	(449)
Repayment of long-term debt	—	(6,577)	(17)	(46)	—	(6,640)
Distributions to noncontrolling interests	—	—	(77)	(301)	—	(378)
Payment of debt issuance costs	—	(92)	—	—	—	(92)
Issuance of common stock	2,506	—	—	—	—	2,506
Repurchase of common stock	(1,503)	—	—	—	—	(1,503)
Distributions to stockholders	(31)	—	—	—	—	(31)
Income tax benefits	63	—	—	—	—	63
Changes in intercompany balances with affiliates, net	(1,918)	3,053	(2,098)	963	—	—
Other	11	—	—	37	—	48
Net cash provided by (used in) financing activities	(872)	1,435	(2,192)	653	—	(976)
Change in cash and cash equivalents	(6)	—	(41)	9	—	(38)
Cash and cash equivalents at beginning of period	6	—	156	249	—	411
Cash and cash equivalents at end of period	$ —	$ —	$ 115	$ 258	$ —	$ 373

NOTE 18 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA HOLDINGS, INC.
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2010
(Dollars in millions)

	HCA Holdings, Inc. Issuer	HCA Inc. Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Condensed Consolidated
Cash flows from operating activities:						
Net income (loss)	$ 1,207	$(1,750)	$ 2,424	$ 907	$(1,215)	$ 1,573
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Change in operating assets and liabilities	12	13	(1,759)	(1,113)	—	(2,847)
Provision for doubtful accounts	—	—	1,632	1,016	—	2,648
Depreciation and amortization	—	—	782	639	—	1,421
Income taxes	27	—	—	—	—	27
Gains on sales of facilities	—	—	—	(4)	—	(4)
Impairments of long-lived assets	—	—	58	65	—	123
Amortization of deferred loan costs	—	81	—	—	—	81
Share-based compensation	32	—	—	—	—	32
Equity in earnings of affiliates	(1,215)	—	—	—	1,215	—
Other	—	31	—	—	—	31
Net cash provided by (used in) operating activities	63	(1,625)	3,137	1,510	—	3,085
Cash flows from investing activities:						
Purchase of property and equipment	—	—	(602)	(723)	—	(1,325)
Acquisition of hospitals and health care entities	—	—	(21)	(212)	—	(233)
Disposal of hospitals and health care entities	—	—	29	8	—	37
Change in investments	—	—	1	471	—	472
Other	—	—	(3)	13	—	10
Net cash used in investing activities	—	—	(596)	(443)	—	(1,039)
Cash flows from financing activities:						
Issuances of long-term debt	1,525	1,387	—	—	—	2,912
Net change in revolving bank credit facilities	—	1,889	—	—	—	1,889
Repayment of long-term debt	—	(2,164)	(32)	(72)	—	(2,268)
Distributions to noncontrolling interests	—	—	(61)	(281)	—	(342)
Contributions from noncontrolling interests	—	—	—	57	—	57
Payment of debt issuance costs	(23)	(27)	—	—	—	(50)
Distributions to stockholders	(4,257)	—	—	—	—	(4,257)
Income tax benefits	114	—	—	—	—	114
Changes in intercompany balances with affiliates, net	2,590	556	(2,387)	(759)	—	—
Other	(6)	(16)	—	20	—	(2)
Net cash provided by (used in) financing activities	(57)	1,625	(2,480)	(1,035)	—	(1,947)
Change in cash and cash equivalents	6	—	61	32	—	99
Cash and cash equivalents at beginning of period	—	—	95	217	—	312
Cash and cash equivalents at end of period	$ 6	$ —	$ 156	$ 249	$ —	$ 411

NOTE 18 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA HOLDINGS, INC.
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2009
(Dollars in millions)

	HCA Inc. Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Condensed Consolidated
Cash flows from operating activities:					
Net income	$ 1,054	$ 2,060	$ 801	$(2,540)	$ 1,375
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Change in operating assets and liabilities	90	(1,882)	(1,299)	—	(3,091)
Provision for doubtful accounts	—	2,043	1,233	—	3,276
Depreciation and amortization	—	787	638	—	1,425
Income taxes	(520)	—	—	—	(520)
Losses (gains) on sales of facilities	—	17	(2)	—	15
Impairments of long-lived assets	—	34	9	—	43
Amortization of deferred loan costs	80	—	—	—	80
Share-based compensation	40	—	—	—	40
Pay-in-kind interest	58	—	—	—	58
Equity in earnings of affiliates	(2,540)	—	—	2,540	—
Other	50	(2)	(2)	—	46
Net cash provided by (used in) operating activities	(1,688)	3,057	1,378	—	2,747
Cash flows from investing activities:					
Purchase of property and equipment	—	(720)	(597)	—	(1,317)
Acquisition of hospitals and health care entities	—	(38)	(23)	—	(61)
Disposal of hospitals and health care entities	—	21	20	—	41
Change in investments	—	(7)	310	—	303
Other	—	—	(1)	—	(1)
Net cash used in investing activities	—	(744)	(291)	—	(1,035)
Cash flows from financing activities:					
Issuances of long-term debt	2,979	—	—	—	2,979
Net change in revolving bank credit facilities	(1,335)	—	—	—	(1,335)
Repayment of long-term debt	(2,972)	(7)	(124)	—	(3,103)
Distributions to noncontrolling interests	—	(70)	(260)	—	(330)
Payment of debt issuance costs	(70)	—	—	—	(70)
Changes in intercompany balances with affiliates, net	3,107	(2,275)	(832)	—	—
Other	(21)	—	15	—	(6)
Net cash provided by (used in) financing activities	1,688	(2,352)	(1,201)	—	(1,865)
Change in cash and cash equivalents	—	(39)	(114)	—	(153)
Cash and cash equivalents at beginning of period	—	134	331	—	465
Cash and cash equivalents at end of period	$ —	$ 95	$ 217	$ —	$ 312

NOTE 18 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

Healthtrust, Inc. — The Hospital Company ("Healthtrust") is the first-tier subsidiary of HCA Inc. The common stock of Healthtrust has been pledged as collateral for the senior secured credit facilities and senior secured notes described in Note 10. Rule 3-16 of Regulation S-X under the Securities Act requires the filing of separate financial statements for any affiliate of the registrant whose securities constitute a substantial portion of the collateral for any class of securities registered or being registered. We believe the separate financial statements requirement applies to Healthtrust due to the pledge of its common stock as collateral for the senior secured notes. Due to the corporate structure relationship of HCA and Healthtrust, HCA's operating subsidiaries are also the operating subsidiaries of Healthtrust. The corporate structure relationship, combined with the application of push-down accounting in Healthtrust's consolidated financial statements related to HCA's debt and financial instruments, results in the consolidated financial statements of Healthtrust being substantially identical to the consolidated financial statements of HCA. The consolidated financial statements of HCA and Healthtrust present the identical amounts for revenues, expenses, net income, assets, liabilities, total stockholders' deficit, net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities. Certain individual line items in the HCA consolidated statements of stockholders' deficit are combined into one line item in the Healthtrust consolidated statements of stockholder's deficit.

Reconciliations of the HCA Holdings, Inc. Consolidated Statements of Stockholders' Deficit presentation to the Healthtrust, Inc. — The Hospital Company Consolidated Statements of Stockholder's Deficit presentation for the years ended December 31, 2011, 2010 and 2009 are as follows (dollars in millions):

	2011	2010	2009
Presentation in HCA Holdings, Inc. Consolidated Statements of Stockholders' Deficit:			
Share-based benefit plans	**$ 35**	$ 43	$47
Reclassification of certain equity securities with contingent redemption rights	**141**	—	—
Other	**36**	120	14
Presentation in Healthtrust, Inc. — The Hospital Company Consolidated Statements of Stockholder's Deficit:			
Distributions from HCA Holdings, Inc., net of contributions to HCA Holdings, Inc.	**$212**	$163	$61

Due to the consolidated financial statements of Healthtrust being substantially identical to the consolidated financial statements of HCA, except for the items presented in the tables above, the separate consolidated financial statements of Healthtrust are not presented.

NOTE 19 — SUBSEQUENT EVENT

On February 3, 2012, our Board of Directors declared a distribution to the Company's stockholders and holders of vested stock awards. The distribution will be $2.00 per share and vested stock award, or approximately $975 million in the aggregate. The distribution is expected to be paid on February 29, 2012 to holders of record on February 16, 2012. The distribution is expected to be funded using funds available under our existing senior secured credit facilities. Pursuant to the terms of our stock award plans, the holders of nonvested stock options and stock appreciation rights will receive a $2.00 per share reduction (subject to certain tax related limitations for certain stock awards that resulted in deferred distributions for a portion of the declared distribution, which will be paid upon the vesting of the applicable stock award) to the exercise price of their share-based awards. The holders of any nonvested restricted share units will be paid $2.00 per unit upon the vesting of the applicable restricted share units.

HCA HOLDINGS, INC.
QUARTERLY CONSOLIDATED FINANCIAL INFORMATION
(UNAUDITED)
(Dollars in millions)

	2011			
	First	Second	Third	Fourth
Revenues(i)	$7,406	$7,249	$7,258	$7,769
Net income	$ 334(a)	$ 320(b)	$ 146(c)	$2,042(d)
Net income attributable to HCA Holdings, Inc.	$ 240(a)	$ 229(b)	$ 61(c)	$1,935(d)
Basic earnings per share	$ 0.54	$ 0.44	$ 0.12	$ 4.43
Diluted earnings per share	$ 0.52	$ 0.43	$ 0.11	$ 4.25

	2010			
	First	Second	Third	Fourth
Revenues(i)	$6,980	$6,968	$6,926	$7,161
Net income	$ 476(e)	$ 378(f)	$ 325(g)	$ 394(h)
Net income attributable to HCA Holdings, Inc.	$ 388(e)	$ 293(f)	$ 243(g)	$ 283(h)
Basic earnings per share	$ 0.91	$ 0.69	$ 0.57	$ 0.66
Diluted earnings per share	$ 0.89	$ 0.67	$ 0.55	$ 0.65

(a) First quarter results include $2 million of losses on sales of facilities (See NOTE 3 of the notes to consolidated financial statements) and $149 million of costs related to the termination of management agreement (See NOTE 1 of the notes to consolidated financial statements).

(b) Second quarter results include $1 million of losses on sales of facilities (See NOTE 3 of the notes to consolidated financial statements) and $47 million of losses on retirement of debt (See NOTE 10 of the notes to consolidated financial statements).

(c) Third quarter results include $1 million of losses on sales of facilities (See NOTE 3 of the notes to consolidated financial statements) and $256 million of losses on retirement of debt (See NOTE 10 of the notes to consolidated financial statements).

(d) Fourth quarter results include $84 million of gains on sales of facilities (See NOTE 3 of the notes to consolidated financial statements) and $1.424 billion of gain on acquisition of controlling interest in equity investment (See NOTE 3 of the notes to consolidated financial statements).

(e) First quarter results include $12 million of costs related to the impairments of long-lived assets (See NOTE 4 of the notes to consolidated financial statements).

(f) Second quarter results include $57 million of costs related to the impairments of long-lived assets (See NOTE 4 of the notes to consolidated financial statements).

(g) Third quarter results include $1 million of losses on sales of facilities (See NOTE 3 of the notes to consolidated financial statements) and $6 million of costs related to the impairments of long-lived assets (See NOTE 4 of the notes to consolidated financial statements).

(h) Fourth quarter results include $3 million of gains on sales of facilities (See NOTE 3 of the notes to consolidated financial statements) and $2 million of costs related to the impairments of long-lived assets (See NOTE 4 of the notes to consolidated financial statements).

(i) The "Revenues" presented for each quarter of 2010 and the first and second quarters of 2011 have been reduced by the provision for doubtful accounts for each quarter in accordance with our adoption of ASU 2011-07 in the third quarter of 2011. The "Revenues" presented for the second and third quarters of 2011 have been reduced for the reclassification of "Electronic health record incentive income" as a separate line item in our consolidated income statements (See NOTE 1 of the notes to consolidated financial statements).

EXHIBIT 31.1

CERTIFICATIONS

I, Richard M. Bracken, certify that:

1. I have reviewed this annual report on Form 10-K of HCA Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit and compliance committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /S/ RICHARD M. BRACKEN
Richard M. Bracken
Chairman of the Board and Chief Executive Officer

Date: February 23, 2012

EXHIBIT 31.2

CERTIFICATIONS

I, R. Milton Johnson, certify that:

1. I have reviewed this annual report of Form 10-K of HCA Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit and compliance committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /S/ R. MILTON JOHNSON
R. Milton Johnson
President and Chief Financial Officer

Date: February 23, 2012

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HCA Holdings, Inc. (the "Company") on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ RICHARD M. BRACKEN
Richard M. Bracken
Chairman of the Board and Chief Executive Officer

February 23, 2012

By: /s/ R. MILTON JOHNSON
R. Milton Johnson
President and Chief Financial Officer

February 23, 2012

HCA

HCA HOLDINGS, INC.

One Park Plaza
Nashville, Tennessee 37203

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held April 26, 2012

Dear Stockholder:

On Thursday, April 26, 2012, HCA Holdings, Inc. will hold its annual meeting of stockholders at its corporate headquarters located at One Park Plaza, Nashville, Tennessee 37203. The meeting will begin at 2:00 p.m., local time, and is being held for the following purposes:

1. To elect thirteen nominees for director of the Company, as recommended by the Nominating and Corporate Governance Committee of the Board of Directors, with each director to serve until the 2013 annual meeting of the stockholders of the Company or until such director's respective successor is duly elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012;

3. To approve, in an advisory (non-binding) vote, the compensation of the Company's named executive officers as described in the accompanying proxy statement ("say-on-pay");

4. To conduct an advisory (non-binding) vote to approve the frequency of the say-on-pay votes; and

5. To transact such other business as may properly come before the meeting or any postponement or adjournment of the meeting.

Only stockholders that owned our common stock at the close of business on March 1, 2012 are entitled to notice of and may vote at this meeting. A list of our stockholders of record will be available at our corporate headquarters located at One Park Plaza, Nashville, Tennessee 37203, during ordinary business hours, for 10 days prior to the annual meeting.

References to "HCA," the "Company," "we," "us," or "our" in this notice and the accompanying proxy statement refer to HCA Holdings, Inc. and its applicable affiliates unless otherwise indicated.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, TO ENSURE THE PRESENCE OF A QUORUM, PLEASE VOTE OVER THE INTERNET OR BY TELEPHONE AS INSTRUCTED IN THESE MATERIALS OR COMPLETE, DATE, AND SIGN A PROXY CARD AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE MEETING AND WISH TO VOTE YOUR SHARES PERSONALLY, YOU MAY DO SO AT ANY TIME BEFORE THE PROXY IS EXERCISED.

By Order of the Board of Directors,

John M. Franck II
Vice President – Legal and Corporate Secretary

Nashville, Tennessee
March 16, 2012

INDEX

HCA

HCA HOLDINGS, INC.

One Park Plaza
Nashville, Tennessee 37203

Proxy Statement for Annual Meeting of Stockholders
to be held on April 26, 2012

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON THURSDAY, APRIL 26, 2012

The Company's Proxy Statement and 2011 Annual Report to Stockholders are available on our website at www.hcahealthcare.com. Additionally, and in accordance with Securities and Exchange Commission Rules, you may access our proxy materials, including the Company's Proxy Statement, form of Proxy Card and 2011 Annual Report to Stockholders at https://materials.proxyvote.com/40412C.

HCA HOLDINGS, INC.

One Park Plaza
Nashville, Tennessee 37203

QUESTIONS AND ANSWERS

1. **Q: WHEN WAS THIS PROXY STATEMENT FIRST MAILED OR MADE AVAILABLE TO STOCKHOLDERS?**

   A: This proxy statement was first mailed or made available to stockholders on or about March 16, 2012. Our 2011 Annual Report to Stockholders is being mailed or made available with this proxy statement. The annual report is not part of the proxy solicitation materials.

2. **Q: WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS THIS YEAR INSTEAD OF A FULL SET OF PROXY MATERIALS?**

   A: Pursuant to rules adopted by the Securities and Exchange Commission ("SEC"), the Company has elected to provide access to our proxy materials and annual report over the Internet. Accordingly, we are sending to our stockholders of record and beneficial owners a notice of Internet availability of the proxy materials instead of sending a paper copy of the proxy materials and annual report. All stockholders receiving the notice will have the ability to access the proxy materials and annual report on a website referenced in the notice or to request a printed set of proxy materials and annual report. Instructions on how to access the proxy materials and annual report over the Internet or to request a printed copy may be found in the notice and in this proxy statement. In addition, the notice contains instructions on how you may request to access proxy materials and annual report in printed form by mail or electronically on an ongoing basis.

3. **Q: WHAT IS THE PURPOSE OF THE ANNUAL MEETING?**

A: At the annual meeting, stockholders will act upon the matters outlined in the notice of meeting on the cover page of this proxy statement: the election of directors nominated by the Board of Directors; the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012; an advisory resolution to approve our executive compensation as described in this proxy statement ("say-on-pay"); and an advisory vote on the frequency of future say-on-pay votes. In addition, following the formal business of the meeting, our management will be available to respond to questions from our stockholders.

4. **Q: WHO MAY ATTEND THE ANNUAL MEETING?**

A: Stockholders of record as of the close of business on March 1, 2012, or their duly appointed proxies, may attend the meeting. "Street name" holders (those whose shares are held through a broker or other nominee) should bring a copy of a brokerage statement reflecting their ownership of our common stock as of the record date. Space limitations may make it necessary to limit attendance to stockholders and valid picture identification may be required. Cameras, recording devices, and other electronic devices are not permitted at the meeting. Registration will begin at 1:00 p.m., local time and the annual meeting will commence at 2:00 p.m., local time.

5. **Q: WHO IS ENTITLED TO VOTE AT THE ANNUAL MEETING?**

A: Only stockholders of record as of the close of business on March 1, 2012 are entitled to receive notice of and participate in the annual meeting. As of the record date, there were 438,204,071 shares of our common stock outstanding. Every stockholder is entitled to one vote for each share held as of the record date. Cumulative voting is not permitted with respect to the election of directors or any other matter to be considered at the annual meeting.

6. **Q: WHO IS SOLICITING MY VOTE?**

A: The Company's Board of Directors is sending you this proxy statement in connection with the solicitation of proxies for use at the 2012 annual meeting. The Company pays the cost of soliciting proxies. Proxies may be solicited in person or by telephone, facsimile, electronic mail, or other electronic medium by certain of our directors, officers, and employees, without additional compensation. Forms of proxies and proxy materials may also be distributed through brokers, custodians, and other like parties to the beneficial owners of shares of our common stock, in which case we will reimburse these parties for their reasonable out-of-pocket expenses.

7. **Q: ON WHAT MAY I VOTE?**

A: You may vote on the election of directors nominated to serve on our Board of Directors; the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012; the advisory say-on-pay resolution to approve our executive compensation; and the advisory vote on the frequency of future say-on-pay votes.

8. **Q: HOW DOES THE BOARD RECOMMEND I VOTE ON THE PROPOSALS?**

A: The Board unanimously recommends that you vote as follows:

- **FOR** each of the director nominees;
- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012;
- **FOR** the advisory say-on-pay resolution to approve our executive compensation; and
- **ONE** YEAR for the advisory vote on the frequency of future say-on-pay votes.

9. **Q: HOW WILL VOTING ON ANY OTHER BUSINESS BE CONDUCTED?**

A: It is not expected that any matter not referred to herein will be presented for action at the annual meeting. If any other matters are properly brought before the annual meeting, including, without limitation, a motion to adjourn the annual meeting to another time and/or place for the purpose of, among other matters, permitting dissemination of information regarding material developments relating to any of the proposals or soliciting additional proxies in favor of the approval of any of the proposals, the persons named on the accompanying Proxy Card will vote the shares represented by such proxy upon such matters in their discretion. Should the annual meeting be reconvened, all proxies will be voted in the same manner as such proxies would have been voted when the annual meeting was originally convened, except for the proxies effectively revoked or withdrawn prior to the time proxies are voted at such reconvened meeting.

10. **Q: HOW DO I VOTE IF MY SHARES ARE REGISTERED DIRECTLY IN MY NAME?**

A: You may vote in person at the annual meeting or authorize the persons named as proxies on the Proxy Card to vote your shares by returning the Proxy Card by mail, through the Internet, or by telephone. **Although we offer four different voting methods, we encourage you to vote through the Internet as we believe it is the most cost-effective method for the Company.** We also recommend that you vote as soon as possible, even if you are planning to attend the annual meeting, so that the vote count will not be delayed. Both the Internet and the telephone provide convenient, cost-effective alternatives to returning your Proxy Card by mail. If you choose to vote your shares through the Internet or by telephone, there is no need for you to mail back your Proxy Card.

To Vote Over the Internet:
Log on to the Internet and go to the website www.proxyvote.com (24 hours a day, 7 days a week). Have your Proxy Card available when you access the Website. You will need the control number from your Proxy Card to vote.

To Vote By Telephone:
On a touch-tone telephone, call 1-800-690-6903 (24 hours a day, 7 days a week). Have your Proxy Card available when you make the call. You will need the control number from your Proxy Card to vote.

To Vote By Proxy Card:
Complete and sign the Proxy Card and return it to the address indicated on the Proxy Card. If you received a notice of Internet availability of the proxy materials instead of a paper copy of the proxy materials and annual report, you should follow the voting instructions set forth in the notice. You have the right to revoke your proxy at any time before the meeting by: (i) notifying our Corporate Secretary in writing at One Park Plaza, Nashville, Tennessee 37203; (ii) voting in person; (iii) submitting a later-dated Proxy Card; (iv) submitting another vote by telephone or over the Internet; or (v) if applicable, submitting new voting instructions to your broker or nominee. If you have questions about how to vote or revoke your proxy, you should contact our Corporate Secretary at One Park Plaza, Nashville, Tennessee 37203. For shares held in street name, refer to Question 11 below.

11. **Q: HOW DO I VOTE MY SHARES IF THEY ARE HELD IN THE NAME OF MY BROKER (STREET NAME)?**

A: If your shares are held by your broker or other nominee, often referred to as held in street name, you will receive a form from your broker or nominee seeking instruction as to how your shares should be voted. You should contact your broker or other nominee with questions about how to provide or revoke your instructions.

12. **Q: WHAT IS THE VOTE REQUIRED TO ELECT DIRECTORS?**

A: Each of the director nominees must receive affirmative votes from a plurality of the votes cast at the annual meeting to be elected. This means that the nominees receiving the greatest number of affirmative votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote will be elected as directors.

13. **Q: WHAT IS THE VOTE REQUIRED TO APPROVE THE OTHER PROPOSALS?**

A: ***Ratification of Ernst & Young LLP:*** The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2012 must receive affirmative votes from the holders of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote.

Advisory Say-On-Pay Resolution: The advisory say-on-pay resolution to approve our executive compensation must receive affirmative votes from the holders of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote to be approved. Because your vote is advisory, it will not be binding on the Company, the Board of Directors, or the compensation committee. Although non-binding, the compensation committee will review and consider the voting results when making future decisions regarding our executive compensation program.

Frequency of Say-On-Pay Votes: The frequency of the advisory vote on the frequency of say-on-pay votes receiving the greatest number of votes of shares present in person or represented by proxy at the annual meeting and entitled to vote — every one year, every two years, or every three years — will be the frequency that stockholders approve. Because your vote is advisory, it will not be binding on the Company, the Board of Directors, or the compensation committee. Although non-binding, the Board will review and consider the voting results when making future decisions regarding the frequency of the advisory vote on executive compensation.

14. **Q: WHAT CONSTITUTES A "QUORUM"?**

A: The presence at the meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of the common stock outstanding on the record date will constitute a quorum. There must be a quorum for business to be conducted at the meeting. Failure of a quorum to be represented at the annual meeting will necessitate an adjournment or postponement and will subject the Company to additional expense. Votes withheld from any nominee for director, abstentions, and broker non-votes are counted as present or represented for purposes of determining the presence or absence of a quorum.

15. **Q: WHAT IF I ABSTAIN FROM VOTING?**

A: If you attend the meeting or send in your signed Proxy Card, but abstain from voting on any proposal, you will still be counted for purposes of determining whether a quorum exists. If you abstain from voting on Proposal 1, your abstention will have no effect on the outcome. If you abstain from voting on Proposals 2 or 3, your abstention will have the same legal effect as a vote against these proposals. If you abstain from voting on Proposal 4, your abstention will not be counted as expressing any preference with regards to Proposal 4.

16. **Q: WILL MY SHARES BE VOTED IF I DO NOT SIGN AND RETURN MY PROXY CARD OR VOTE BY TELEPHONE OR OVER THE INTERNET?**

A: If you are a registered stockholder and you do not sign and return your Proxy Card or vote by telephone or over the Internet, your shares will not be voted at the annual meeting. Questions concerning stock certificates and registered stockholders may be directed to Wells Fargo Shareowner Services at 161 North Concord Exchange, South Saint Paul, Minnesota 55075 or by telephone at (800) 401-1957 (domestic). If your shares are held in street name and you do not issue instructions to your broker, your broker may vote your shares at its discretion on routine matters, but may not vote your shares on non-routine matters. Under New York Stock Exchange ("NYSE") rules, Proposal 2 relating to the ratification of the appointment of the independent registered public accounting firm is deemed to be a routine matter and brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares. Proposals 1, 3, and 4 are non-routine matters and, therefore, may only be voted in accordance with instructions received from the beneficial owner of the shares.

17. **Q: WHAT IS A "BROKER NON-VOTE"?**

A: Under NYSE rules, brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares on proposals that are deemed to be routine matters. If a proposal is a non-routine matter, a broker or nominee may not vote the shares on the proposal without receiving instructions from the beneficial owner of the shares. If a broker turns in a Proxy Card expressly stating that the broker is not voting on a non-routine matter, such action is referred to as a "broker non-vote."

18. **Q: WHAT IS THE EFFECT OF A BROKER NON-VOTE?**

A: Broker non-votes will be counted for the purpose of determining the presence of a quorum but will not be counted for purposes of determining the outcome of the vote on any proposal, other than Proposal 2.

19. **Q: WHO WILL COUNT THE VOTES?**

A: Broadridge Financial Solutions, Inc. has been engaged as our independent inspector of election to tabulate stockholder votes for the annual meeting.

20. **Q: CAN I PARTICIPATE IF I AM UNABLE TO ATTEND?**

A: If you are unable to attend the meeting in person, we encourage you to send in your Proxy Card or to vote by telephone or over the Internet. We will provide a live webcast of the annual meeting accessible at https://event.webcasts.com/starthere.jsp?ei=1004423. The webcast will be one-way audio only, and webcast attendees will not be able to participate or vote at the meeting via the webcast.

21. **Q: WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?**

A: We intend to announce preliminary voting results at the annual meeting and publish final results in a Current Report on Form 8-K that will be filed with the SEC following the annual meeting. All reports we file with the SEC are available when filed. Please refer to Question 24 below.

22. **Q: WHEN ARE STOCKHOLDER PROPOSALS DUE IN ORDER TO BE INCLUDED IN OUR PROXY MATERIALS FOR THE NEXT ANNUAL MEETING?**

A: Any stockholder proposal must be submitted in writing to our Corporate Secretary at HCA Holdings, Inc., One Park Plaza, Nashville, Tennessee 37203, prior to the close of business on November 16, 2012, to be considered timely for inclusion in next year's proxy statement and form of proxy. Such proposal must also comply with SEC regulations, including Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

23. **Q: WHEN ARE OTHER STOCKHOLDER PROPOSALS DUE?**

A: Our bylaws contain an advance notice provision that requires stockholders to deliver to us notice of a proposal to be considered at an annual meeting not less than ninety (90) nor more than one hundred twenty (120) days before the date of the first anniversary of the prior year's annual meeting. Such proposals are also subject to informational and other requirements set forth in our bylaws, a copy of which is available under the Corporate Governance section of our website, www.hcahealthcare.com.

24. **Q: HOW CAN I OBTAIN ADDITIONAL INFORMATION ABOUT THE COMPANY?**

A: We will provide copies of this proxy statement and our 2011 Annual Report to Stockholders, including our Annual Report on Form 10-K for the year ended December 31, 2011, without charge to any stockholder who makes a written request to our Corporate Secretary at HCA Holdings, Inc., One Park Plaza, Nashville, Tennessee 37203. Our Annual Report on Form 10-K and other SEC filings may also be accessed at www.sec.gov or on the Investor Relations section of the Company's website at www.hcahealthcare.com. Our website address is provided as an inactive textual reference only. The information provided on or accessible through our website is not part of this proxy statement and is not incorporated herein by this or any other reference to our website provided in this proxy statement.

25. **Q: HOW MANY COPIES SHOULD I RECEIVE IF I SHARE AN ADDRESS WITH ANOTHER STOCKHOLDER?**

A: The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers may be householding our proxy materials by delivering a single proxy statement and annual report to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, or if you are receiving multiple copies of the proxy statement and annual report and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you are a stockholder of record. You can notify us by sending a written request to our Corporate Secretary at HCA Holdings, Inc., One Park Plaza, Nashville, Tennessee 37203, or by calling the Corporate Secretary at (615) 344-9551. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

BACKGROUND

On November 17, 2006, HCA Inc. was acquired by a private investor group, including affiliates of or funds sponsored by Bain Capital Partners, LLC, Kohlberg Kravis Roberts & Co., BAML Capital Partners (formerly Merrill Lynch Global Private Equity) (each a "Sponsor") and affiliates of HCA founder, Dr. Thomas F. Frist, Jr. (the "Frist Entities," and together with the Sponsors, the "Investors") and by members of management and certain other investors (the "Merger").

On November 22, 2010, HCA Inc. reorganized by creating a new holding company structure (the "Corporate Reorganization"). HCA Holdings, Inc. became the new parent company, and HCA Inc. is a wholly-owned direct subsidiary of HCA Holdings, Inc. As part of the Corporate Reorganization, HCA Inc.'s outstanding shares of capital stock were automatically converted, on a share for share basis, into identical shares of our common stock. Immediately following the Corporate Reorganization, our amended and restated certificate of incorporation, amended and restated bylaws, executive officers and Board of Directors were the same as HCA Inc.'s in effect immediately prior to the Corporate Reorganization, and the rights, privileges and interests of HCA Inc.'s stockholders remained the same with respect to us as the new holding company.

During February 2011, our Board of Directors approved an increase in the number of our authorized shares to 1,800,000,000 shares of common stock and a 4.505-to-one split of our issued and outstanding common shares. All common share and per common share amounts in the consolidated financial statements and notes to consolidated financial statements located in our annual report on Form 10-K for the year ended December 31, 2011 reflect the 4.505-to-one split. During March 2011, we completed the initial public offering of 87,719,300 shares of our common stock (the "IPO"). Certain of our stockholders also sold 57,410,700 shares of our common stock in our IPO. Our common stock is now traded on the New York Stock Exchange ("NYSE") (symbol "HCA"). During September 2011, the Company repurchased 80,771,143 shares of its common stock beneficially owned by affiliates of Bank of America Corporation.

CORPORATE GOVERNANCE

Director Independence. Hercules Holding II, LLC ("Hercules Holding") controls a majority of our common stock. As a result, we are a "controlled company" within the meaning of NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance standards, including (1) the requirement that we have a majority of the Board of Directors that consist of independent directors and (2) the requirement that we have a compensation committee and a nominating/corporate governance committee that are composed entirely of independent directors. We are, however, subject to the NYSE and SEC rules that require full independence of our Audit and Compliance Committee. As a result, our Audit and Compliance Committee is entirely comprised of independent directors, but we do not have a majority of independent directors on our Board, and our Compensation Committee and Nominating and Corporate Governance Committee do not consist entirely of independent directors.

Our Board of Directors affirmatively determines the independence of each director and director nominee in accordance with guidelines it has adopted, which include all elements of independence set forth in the NYSE listing standards as well as certain Board-adopted categorical independence standards. These guidelines are contained in our Corporate Governance Guidelines which are posted on the Corporate Governance portion of our web site located at www.hcahealthcare.com. The Board first analyzes whether any director has a relationship covered by the NYSE listing standards that would prohibit an independence finding for Board or Audit and Compliance Committee purposes. The Board then analyzes any relationship of a director to HCA or to our management that does not fall within the parameters set forth in the Board's separately adopted categorical independence standards to determine whether or not that relationship is material. The Board may determine that a director who has a relationship that falls outside of the parameters of the categorical independence standards is nonetheless independent (to the extent that the relationship would not constitute a bar to independence under the NYSE listing standards). Any director who has a material relationship is not considered to be independent.

Our Board of Directors has affirmatively determined that Messrs. Light, Meyers and Riley are independent from our management under both the NYSE's listing standards and our additional standards. The Board has also affirmatively determined that Messrs. Light, Meyers and Riley, the members of our Audit and Compliance Committee, meet the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "Exchange Act"). In determining that Dr. Riley is independent, the Board considered Dr. Riley's status as president and chief executive officer of Meharry Medical College, a non-profit academic health center. In particular, the Board reviewed the historical charitable contributions from the Company and The HCA Foundation to Meharry Medical College and determined that any such contributions during his tenure as president and chief executive officer of Meharry Medical College in the aggregate were not material and had no bearing on Dr. Riley's independence and that he qualifies as independent. Any other relationship between an independent director and HCA or our management fell within the Board-adopted categorical standards and, accordingly, was not reviewed by our Board.

Our Board of Directors consists of thirteen directors. We have entered into a stockholders' agreement (the "Stockholders' Agreement") with Hercules Holding and the Investors which, among other things, provides for certain rights of the Sponsors (with the exception of the BAML Investors who were released and removed as parties to the Stockholders' Agreement and ceased to be entitled to any rights, or to be subject to any obligations thereunder pursuant to the Amendment to the Stockholders' Agreement entered into in connection with the Company's repurchase of shares beneficially owned by the BAML Investors in September 2011) and the Frist Entities to nominate members of our Board of Directors. See "Certain Relationships and Related Person Transactions." In addition, Mr. Bracken's and Mr. Johnson's employment agreements provide that they will continue to serve as a member of our Board of Directors so long as they remain an officer of HCA.

Executive Sessions. Our Corporate Governance Guidelines provide that non-management directors shall meet at regularly scheduled executive sessions, which will typically occur at regularly scheduled Board meetings, without any member of management present and must so meet at least annually. In addition, at least annually the independent directors will meet in separate executive session. Jay O. Light has been chosen as the non-management and independent presiding director. Our Corporate Governance Guidelines also provide that the independent and/or non-management directors shall be entitled, acting as a group by vote of a majority of such independent and/or non-management directors, to retain legal counsel, accountants, health care consultants, or other experts, at the Company's expense, to advise the independent and/or non-management directors concerning issues arising in the exercise of their functions and powers.

Stockholder Nominees. Our Amended and Restated Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual or special meeting of stockholders must provide timely notice of their proposal in writing to the Corporate Secretary of the Company. Generally, to be timely, a stockholder's notice must be delivered to, mailed or received at our principal executive offices, addressed to the secretary of the Company, and within the following time periods:

- in the case of an annual meeting, no earlier than 120 days and no later than 90 days prior to the first anniversary of the date of the preceding year's annual meeting; provided, however, that if (A) the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the preceding year's annual meeting, or (B) no annual meeting was held during the preceding year, to be timely the stockholder notice must be received no earlier than 120 days before such annual meeting and no later than the later of 90 days before such annual meeting or the tenth day after the day on which public disclosure of the date of such meeting is first made; and

- in the case of a nomination of a person or persons for election to the Board of Directors at a special meeting of the stockholders called for the purpose of electing directors, no earlier than 120 days before such special meeting and no later than the later of 90 days before such annual or special meeting or the tenth day after the day on which public disclosure of the date of such meeting is first made.

In no event shall an adjournment, postponement or deferral, or public disclosure of an adjournment, postponement or deferral, of a meeting of the stockholders commence a new time period (or extend any time period) for the giving of the stockholder notice. You should consult our bylaws for more detailed information regarding the process by which stockholders may nominate directors. Our bylaws are posted on the Corporate Governance portion of our web site located at www.hcahealthcare.com.

Board Committees. Our Board of Directors currently has four standing committees: the Audit and Compliance Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Patient Safety and Quality of Care Committee. The Board of Directors has determined that all members of the Audit and Compliance Committee and two members of the Compensation Committee are independent as defined in the NYSE listing standards and in our Corporate Governance Guidelines. In addition, the Board of Directors has established a sub-committee of our Compensation Committee consisting of Messrs. Light and Meyers for purposes of approving any compensation that may otherwise be subject to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and/or for purposes of Section 16 of the Exchange Act. None of the members of the Nominating and Corporate Governance Committee are independent as defined in the NYSE listing standards and in our Corporate Governance Guidelines. The Board of Directors has adopted a written charter for each of these committees. All such charters are available on the Corporate Governance portion of our web site located at www.hcahealthcare.com.

The chart below reflects the current composition of the standing committees.

Name of Director	Audit and Compliance	Compensation	Nominating and Corporate Governance	Patient Safety and Quality of Care
Richard M. Bracken*				
R. Milton Johnson*				
John P. Connaughton		X		
Kenneth W. Freeman				Chair
Thomas F. Frist III			Chair	
William R. Frist				X
Christopher R. Gordon				
Jay O. Light	X	Chair		
Geoffrey G. Meyers	Chair	X		
Michael W. Michelson		X	X	
James C. Momtazee				
Stephen G. Pagliuca			X	X
Wayne J. Riley, M.D.	X			X

* Indicates management director.

Director Qualifications. The Board of Directors seeks to ensure the Board is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board to satisfy its oversight responsibilities effectively. In identifying candidates for membership on the Board, the Board takes into account (1) minimum individual qualifications, such as high ethical standards, integrity, mature and careful judgment, industry knowledge or experience and an ability to work collegially with the other members of the Board and (2) all other factors it considers appropriate, including alignment with our stockholders, especially investment funds affiliated with the Sponsors. While we do not have any specific diversity policies for considering Board candidates, we believe each director contributes to the Board of Directors' overall diversity — diversity being broadly construed to mean a variety of opinions, perspectives, personal and professional experiences and backgrounds.

In 2011, Messrs. Bracken, Johnson, Connaughton, Freeman, Frist III, Frist, Gordon, Light, Meyers, Michelson, Momtazee, Pagliuca and Riley were elected to the Company's Board, with Dr. Riley's appointment effective January 1, 2012. Messrs. Connaughton, Freeman, Frist III, Frist, Gordon, Michelson, Momtazee and Pagliuca were appointed to the Board as a consequence of their respective relationships with investment funds affiliated with the Sponsors and the Frist Entities. They are collectively referred to as the "Investor Directors." Messrs. Bracken and Johnson are collectively referred to as the "Management Directors."

When considering whether the Board's directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of the Company's business and structure, the Board focused primarily on the information discussed in each of the Board members' biographical information set forth below under "Proposal 1 — Election of Directors."

Each of the Company's directors possesses high ethical standards, acts with integrity, and exercises careful, mature judgment. Each is committed to employing their skills and abilities to aid the long-term interests of the stakeholders of the Company. In addition, our directors are knowledgeable and experienced in one or more business, governmental, or civic endeavors, which further qualifies them for service as members of the Board. Alignment with our stockholders is important in building value at the Company over time.

Each of the Investor Directors was elected to the Board pursuant to the Stockholders' Agreement. Under the Stockholders' Agreement, until we cease to be a "controlled company" within the meaning of the NYSE rules, each of the Sponsors have the right to nominate three directors to our Board of Directors and the Frist Entities have the right to nominate two directors to our Board of Directors. In addition, under the Stockholders' Agreement, until we cease to be a "controlled company" each of the Sponsors and the Frist Entities have the right to designate one member of each committee of our Board of Directors except to the extent that such a designee is not permitted to serve on a committee under applicable law, rule, regulation or listing standards. Pursuant to such agreement, Messrs. Freeman, Michelson and Momtazee were appointed to the Board as a consequence of their respective relationships with Kohlberg Kravis Roberts & Co., Messrs. Connaughton, Gordon and Pagliuca were appointed to the Board as a consequence of their respective relationships with Bain Capital Partners, LLC and Messrs. Frist III and Frist were appointed to the Board as a consequence of their respective relationships with the Frist Entities.

As a group, the Investor Directors possess experience in owning and managing enterprises like the Company and are familiar with corporate finance, strategic business planning activities and issues involving stakeholders more generally.

The Management Directors bring leadership, extensive business, operating, legal and policy experience, and tremendous knowledge of our Company and the Company's industry, to the Board. In addition, the Management Directors bring their broad strategic vision for our Company to the Board. Mr. Bracken's service as the Chairman and Chief Executive Officer of the Company and Mr. Johnson's service as President, Chief Financial Officer and director creates a critical link between management and the Board, enabling the Board to perform its oversight function with the benefits of management's perspectives on the business. In addition, having the Chief Executive Officer and President and Chief Financial Officer, and Messrs. Bracken and Johnson in particular, on our Board provides our Company with ethical, decisive and effective leadership.

Mr. Light was selected as a director in light of his experience in serving as a director of several companies, including public companies, his financial expertise and his service with other health care organizations. Mr. Light's professional experience will be particularly beneficial in providing financial and general business expertise to the Board of Directors. Mr. Meyers was selected as a director in light of his experience in serving as a director of several companies, including public companies, and his extensive experience in the health care industry. In addition, Mr. Meyers' experience as a chief financial officer of a public company will provide valuable experience in his role as chair of our Audit and Compliance Committee. Dr. Riley was selected as a director in light of the leadership and management skills he has acquired through his experience as the president and chief executive officer of Meharry Medical College and through his prior executive positions at Baylor

College of Medicine and Ben Taub General Hospital. In addition, Dr. Riley has significant medical and academic experience in the health care field as well as experience as a director of publicly traded companies.

Criteria for Director Nomination. Our Nominating and Corporate Governance Committee recommends to the Board persons to be nominated to serve as directors of the Company. When determining whether to nominate a current director to stand for reelection as a director, the Nominating and Corporate Governance Committee reviews and considers the performance of such director during the prior year using performance criteria established by the Board. The Nominating and Corporate Governance Committee also considers the requirements of any stockholders agreement in existence (as such may be amended from time to time) which governs the composition requirements of the Company's Board of Directors and committees. In recruiting and evaluating new director candidates, the Nominating and Corporate Governance Committee assesses a candidate's independence, as well as the candidate's background and experience and current board skill needs. The Company endeavors to have a Board representing diverse experience at policy-making levels in business, education or areas that are relevant to the Company's business. The Nominating and Corporate Governance Committee considers, consistent with applicable law, the Company's certificate of incorporation and bylaws and the criteria set forth in our Corporate Governance Guidelines, any candidates proposed by any senior executive officer, director or stockholder.

In addition, individual directors and any person nominated to serve as a director should demonstrate high ethical standards and integrity in their personal and professional dealings and be willing to act on and remain accountable for their boardroom decisions, and be in a position to devote an adequate amount of time to the effective performance of director duties.

In addition, each director should contribute knowledge, experience, or skill in at least one domain that is important to the Company. To provide such a contribution to the Company, a director must possess experience in one or more of the following:

- business or management for complex and large consolidated companies or other complex and large institutions;
- accounting or finance for complex and large consolidated companies or other complex and large institutions;
- leadership, strategic planning, or crisis response for complex and large consolidated companies or other complex and large institutions;
- the health care industry; and
- other significant and relevant areas deemed by the Nominating and Corporate Governance Committee to be valuable to the Company.

Each director must also take reasonable steps to keep informed on the complex, rapidly evolving health care environment. Prior to nominating a person to serve as a director, the Nominating and Corporate Governance Committee evaluates the candidate based on the criteria described above. In addition, prior to accepting renomination, each director should evaluate himself or herself as to whether he or she satisfies the criteria described above.

Board Leadership Structure. The Board appointed the Company's Chief Executive Officer as Chairman because he is the director most familiar with the Company's business and industry, and as a result is best suited to effectively identify strategic priorities and lead the discussion and execution of strategy. The Board believes the combined position of Chairman and Chief Executive Officer promotes a unified direction and leadership for the Board and gives a single, clear focus for the chain of command for our organization, strategy and business plans.

Board's Role in Risk Oversight. Risk is inherent with every business. Management is responsible for the day-to-day management of risks the Company faces, while the Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Our Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. A fundamental aspect of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company. The involvement of the full Board of Directors in setting our business strategy is a key part of its assessment of management's appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company.

We conduct an annual enterprise risk management assessment, which is facilitated by our enterprise risk management team in collaboration with our internal auditors. The senior internal audit executive officer reports to the Chief Executive Officer and Chairman and to the Audit and Compliance Committee in this capacity. In this process, we assess risk throughout the Company by conducting surveys and interviews of our employees and directors, soliciting information regarding business risks that could significantly adversely affect the Company, including the achievement of its strategic plan. We then identify any controls or initiatives in place to mitigate any material risk and the effectiveness of any such controls or initiatives. The enterprise risk management team annually prepares a report for senior management and, ultimately, the Board of Directors regarding the key identified risks and how we manage these risks to review and analyze both on an annual and ongoing basis. Senior management attends the quarterly Board meetings and is available to address any questions or concerns raised by the Board regarding risk management and any other matters. Additionally, each quarter, the Board of Directors receives presentations from senior management on strategic matters involving our operations.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board assist the Board in fulfilling its oversight responsibilities in certain areas of risk. In particular, the Audit and Compliance Committee focuses on financial and enterprise risk exposures, including internal controls, and discusses with management, the senior internal audit executive officer, the senior chief ethics and compliance officer and the independent registered public accounting firm, our policies with respect to risk assessment and risk management. The Audit and Compliance Committee also assists the Board in fulfilling its duties and oversight responsibilities relating to the Company's compliance with applicable laws and regulations, the Company Code of Conduct and related Company policies and procedures, including the Corporate Ethics and Compliance Program. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. The Patient Safety and Quality of Care Committee assists the Board in fulfilling its risk oversight responsibility with respect to our policies and procedures relating to patient safety and the delivery of quality medical care to patients.

Board Meetings and Committees; Policy Regarding Director Attendance at Annual Meetings of Stockholders. During 2011, our Board of Directors held six meetings. All directors attended at least 75% of the Board meetings and meetings of the committees of the Board on which the director served, held during the period for which he served as a director. The Company did not have an annual meeting of stockholders in 2010 or 2011 and our directors were re-elected through stockholder action taken on written consent effective April 28, 2010 and March 9, 2011, respectively. Following our IPO, it is our policy that directors are strongly encouraged to attend the Company's annual stockholder meetings.

Audit and Compliance Committee. Our Audit and Compliance Committee is composed of Jay O. Light, Geoffrey G. Meyers (Chairman) and Wayne J. Riley, M.D. Our Board has affirmatively determined that each member of the Audit and Compliance Committee meets the definition of "independent director" for purposes of the NYSE rules and the independence requirements of Rule 10A-3 of the Exchange Act. Our Board has determined that Geoffrey G. Meyers is an "audit committee financial expert." The Audit and Compliance Committee is responsible for, among other things:

- selecting the independent registered public accounting firm;

- pre-approving all audit engagement fees and terms, as well as audit and permitted non-audit services to be provided by the independent auditors;
- at least annually, obtaining and reviewing a report of the independent registered public accounting firm describing the firm's internal quality-control procedures and any material issues raised by its most recent review of internal quality controls;
- evaluating the qualifications, performance and independence of the independent registered public accounting firm;
- reviewing with the independent registered public accounting firm any difficulties the independent registered public accounting firm encountered during the course of the audit work, including any restrictions in the scope of activities or access to requested information or any significant disagreements with management and management's responses to such matters;
- setting policies regarding the hiring of current and former employees of the independent registered public accounting firm;
- reviewing and discussing the annual audited and quarterly unaudited financial statements with management and the independent registered public accounting firm;
- discussing earnings press releases and the financial information and earnings guidance provided to analysts and rating agencies;
- discussing policies governing the process by which risk assessment and risk management is to be undertaken;
- reviewing disclosures made by the CEO and CFO regarding any significant deficiencies or material weaknesses in our internal control over financial reporting;
- reviewing with the independent registered public accounting firm the internal audit responsibilities, budget and staffing, as well as procedures for implementing recommendations made by the independent registered public accounting firm and any significant matters contained in reports from the internal audit department;
- establishing procedures for receipt, retention and treatment of complaints we receive regarding accounting, auditing or internal controls and the confidential, anonymous submission of anonymous employee concerns regarding questionable accounting and auditing matters;
- discussing with our general counsel legal or regulatory matters that could reasonably be expected to have a material impact on business or financial statements;
- annually evaluating performance of the Audit and Compliance Committee and periodically reviewing and reassessing the Audit and Compliance Committee charter;
- providing information to our Board that may assist the Board in fulfilling its responsibility to oversee the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence and the performance of the Company's internal audit function and independent auditor; and
- preparing the report required by the SEC to be included in our annual report on Form 10-K or our proxy or information statement.

The Audit and Compliance Committee has adopted a charter which can be obtained on the Corporate Governance page of the Company's website at www.hcahealthcare.com. In 2011, the Audit and Compliance Committee met twelve times.

Compensation Committee. Our Compensation Committee is currently composed of John P. Connaugton, Jay O. Light (Chairman), Geoffrey G. Meyers and Michael W. Michelson. Our Board of Directors has affirmatively determined that each of Jay O. Light and Geoffrey G. Meyers meet the definition of "independent director" for purposes of the NYSE rules, the definition of "outside director" for purposes of Section 162(m) of the Internal Revenue Code, and the definition of "non-employee director" for purposes of Section 16 of the Exchange Act. The Board of Directors has established a sub-committee of our Compensation Committee consisting of Messrs. Light and Meyers for purposes of approving any compensation that may otherwise be subject to Section 162(m) of the Internal Revenue Code. The Compensation Committee is generally charged with the oversight of our executive compensation and rewards programs. Responsibilities of the Compensation Committee include the review and approval of the following items:

- Executive compensation strategy and philosophy;
- Compensation arrangements for executive management;
- Design and administration of the annual Senior Officer Performance Excellence Program;
- Design and administration of our equity incentive plans;
- Executive benefits and perquisites (including the HCA Restoration Plan and the Supplemental Executive Retirement Plan); and
- Any other executive compensation or benefits related items deemed appropriate by the Compensation Committee.

In addition, the Compensation Committee considers the proper alignment of executive pay policies with Company values and strategy by overseeing employee compensation policies, corporate performance measurement and assessment, and Chief Executive Officer performance assessment.

The Compensation Committee may retain the services of independent outside consultants, as it deems appropriate, to assist in the strategic review of programs and arrangements relating to executive compensation and performance. In 2011, the Compensation Committee hired Semler Brossy Consulting Group, LLC to assist in conducting an assessment of competitive executive compensation. Semler Brossy Consulting Group, is retained by, and reports directly to, the Compensation Committee. A consultant from the firm attends most of the Committee meetings in person or by phone and supports the Committee's role by providing independent expertise. Its main responsibilities are to:

- Review and advise on the Company's executive compensation programs, including base salaries, short- and long-term incentives, and other benefits, if any;
- Review and analyze peer proxy officer compensation, compensation survey data, and other publicly available data;
- Review and analyze management prepared market pricing analysis (i.e., review compensation surveys used, job matches, survey weightings, and year-over-year change in analysis results); and
- Advise on current trends in compensation including design and pay levels.

The Compensation Committee may consider recommendations from our Chief Executive Officer and compensation consultants, among other factors, in making its compensation determinations. The Compensation Committee has the authority to delegate any of its responsibilities to one or more subcommittees as the committee may deem appropriate. For a discussion of the processes and procedures for determining executive and director compensation and the role of executive officers and compensation consultants in determining or recommending the amount or form of compensation, see "Executive Compensation — Compensation Discussion and Analysis." The Compensation Committee has adopted a charter which can be obtained on the Corporate Governance page of our website at www.hcahealthcare.com. In 2011, the Compensation Committee met seven times.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee consists of Thomas F. Frist III (Chairman), Michael W. Michelson and Stephen G. Pagliuca. The Nominating and Corporate Governance Committee is responsible, subject to the requirements of the Stockholders' Agreement, for (1) identifying, recruiting and recommending to the Board of Directors individuals qualified to become members of our Board of Directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection, (3) reviewing and recommending corporate governance policies, principles and procedures applicable to the Company and (4) handling such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by the Board of Directors from time to time. The Nominating and Corporate Governance Committee has adopted a charter which can be obtained on the Corporate Governance page of our website at www.hcahealthcare.com. In 2011, the Nominating and Corporate Governance Committee met one time.

Patient Safety and Quality of Care Committee. Our Patient Safety and Quality of Care Committee is composed of Kenneth W. Freeman (Chairman), William R. Frist, Stephen G. Pagliuca and Wayne J. Riley, M.D. This committee reviews our policies and procedures relating to the delivery of quality medical care to patients as well as matters concerning or relating to the efforts to advance the quality of health care provided and patient safety. The Patient Safety and Quality of Care Committee has adopted a charter which can be obtained on the Corporate Governance page of our website at www.hcahealthcare.com. In 2011, the Patient Safety and Quality of Care Committee met four times.

Policy Regarding Communications with the Board of Directors. Stockholders and other interested parties may contact the Board of Directors, a particular director, or the non-management directors or independent directors as a group by sending a letter (signed or anonymous) to: c/o Board of Directors, HCA Holdings, Inc., One Park Plaza, Nashville, TN 37203, Attention: Corporate Secretary.

We will forward all such communications to the applicable Board member(s) at least quarterly, except for advertisements or solicitations which will be discarded. The legal department will review the communication. Concerns will be addressed through our regular procedures for addressing such matters. Depending on the nature of the concern, management also may refer it to our internal audit, legal, finance or other appropriate department. If the volume of communication becomes such that the Board adopts a process for determining which communications will be relayed to Board members, that process will appear on the Corporate Governance page of our website at www.hcahealthcare.com.

Complaints or concerns about our accounting, internal accounting controls, auditing or other matters may be reported to our legal department or to the Audit and Compliance Committee in any of the following ways and may be reported anonymously:

- Call the HCA Ethics Line at 1-800-455-1996
- Write to the Audit and Compliance Committee at: Audit and Compliance Committee Chairman, HCA Holdings, Inc., c/o General Counsel, One Park Plaza, Nashville, TN 37203

All accounting, internal accounting controls, or auditing matters will be reported to the Audit and Compliance Committee on at least a quarterly basis. Depending on the nature of the concern, it also may be referred to our internal audit, legal, finance or other appropriate department. We will treat a complaint or concern about questionable accounting or auditing matters confidentially if requested, except to the extent necessary to protect the Company's interests or to comply with an applicable law, rule or regulation or order of a judicial or governmental authority.

Our policy prohibits any employee from retaliating or taking any adverse action against anyone who, in good faith, reports or helps to resolve an ethical or legal concern.

Corporate Governance Guidelines

The Company has adopted Corporate Governance Guidelines that we believe reflect the Board's commitment to a system of governance that enhances corporate responsibility and accountability. The Corporate Governance Guidelines contain provisions addressing the following matters, among others:

- Size and composition of the Board;
- Director qualifications and independence;
- Executive sessions;
- Director responsibilities, including succession planning;
- Director orientation and continuing education;
- Board and committee meetings;
- Board committees;
- Chief executive officer evaluation;

- Performance evaluation of the Board and its committees;
- Director access to officers and employees; and
- Stockholder communications with the Board.

The Corporate Governance Guidelines are available on the Corporate Governance page of our website at www.hcahealthcare.com. We intend to disclose any future amendments to the Corporate Governance Guidelines on our website.

Code of Ethics

We have a Code of Conduct, which is applicable to all our directors, officers and employees (the "Code of Conduct"). The Code of Conduct is available on the Ethics and Compliance and Corporate Governance pages of our website at www.hcahealthcare.com. To the extent required pursuant to applicable SEC regulations, we intend to post amendments to or waivers from our Code of Conduct (to the extent applicable to our chief executive officer, principal financial officer or principal accounting officer) at these locations on our website or report the same on a Current Report on Form 8-K. Our Code of Conduct is available free of charge upon request to our Corporate Secretary, HCA Holdings, Inc., One Park Plaza, Nashville, TN 37203.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2011, the Compensation Committee of the Board of Directors was composed of John P. Connaughton, James D. Forbes, Jay O. Light, Geoffrey G. Meyers and Michael W. Michelson . However, during September 2011, Mr. Forbes resigned from the Board of Directors and the Compensation Committee of the Board of Directors in conjunction with the Company's repurchase of 80,771,143 shares of its common stock beneficially owned by affiliates of Bank of America Corporation. None of the members of the Compensation Committee have at any time been an officer or employee of HCA or any of its subsidiaries. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our Board of Directors or Compensation Committee. Each of Messrs. Connaugton, Forbes (prior to his resignation) and Michelson are also managers of Hercules Holding, and prior to its amendment in connection with our IPO, the Amended and Restated Limited Liability Company Agreement of Hercules Holding required that the members of Hercules Holding take all necessary action to ensure that the persons who serve as managers of Hercules Holding also serve on our Board of Directors. Messrs. Michelson, Forbes and Connaughton are affiliated with KKR, BAML Capital Partners (the private equity division of Bank of America Corporation) and Bain Capital Partners, LLC respectively, each of which was a party to the sponsor management agreement with us that was terminated upon our IPO. In addition, under the Stockholders' Agreement, until we cease to be a "controlled company," each of the Sponsors and the Frist Entities have the right to designate one member of each committee of our Board of Directors except to the extent that such a designee is not permitted to serve on a committee under applicable law, rule, regulation or listing standards. The Amended and Restated Limited Liability Company Agreement of Hercules Holding, the sponsor management agreement, the Stockholders' Agreement and certain transactions with affiliates of Bain, BAML Capital Partners and KKR are described in greater detail in "Certain Relationships and Related Person Transactions."

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and greater than ten-percent stockholders to file initial reports of ownership and reports of changes in ownership of any of our securities with the SEC and us. We believe that during the 2011 fiscal year, all of our directors, executive officers and greater than ten-percent stockholders complied with the requirements of Section 16(a), except that we have been informed that Bank of America did not timely file 13 Forms 4 with respect to 162 transactions resulting from trades in the Company's common stock engaged in from time to time by an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, during 2011; however, all such transactions were subsequently reported on Forms 4. This belief is based on our review of forms filed or written notice that no reports were required.

PROPOSAL 1 — ELECTION OF DIRECTORS

The current Board of Directors of HCA consists of thirteen directors. Our Board of Directors recommends that the nominees listed below be elected as members of the Board of Directors at the annual meeting.

Each of the nominees, if re-elected, will serve a one year term as a director until the annual meeting of stockholders in 2013 or until his respective successor is duly elected and qualified or until the earlier of his death, resignation or removal. If a nominee becomes unable or unwilling to accept nomination or election, the person or persons voting the proxy will vote for such other person or persons as may be designated by the Board of Directors, unless the Board of Directors chooses to reduce the number of directors serving on the Board. The Board of Directors has no reason to believe that any of the nominees will be unable or unwilling to serve as a director if re-elected.

The following is a brief description of the background and business experience of each of the nominee directors to be elected to serve on our Board of Directors, each of whom is currently a member of our Board of Directors:

Name	Age(1)	Director Since	Position(s)
Richard M. Bracken	59	2002	Chairman of the Board and Chief Executive Officer
R. Milton Johnson	55	2009	President, Chief Financial Officer and Director
John P. Connaughton	46	2006	Director
Kenneth W. Freeman	61	2009	Director
Thomas F. Frist III	44	2006	Director
William R. Frist	42	2009	Director
Christopher R. Gordon	39	2006	Director
Jay O. Light	70	2011	Director
Geoffrey G. Meyers	67	2011	Director
Michael W. Michelson	60	2006	Director
James C. Momtazee	40	2006	Director
Stephen G. Pagliuca	57	2006	Director
Wayne J. Riley, M.D.	52	2012	Director

(1) As of March 1, 2012.

Richard M. Bracken has served as Chief Executive Officer of the Company since January 2009 and was appointed as Chairman of the Board in December 2009. Mr. Bracken served as President and Chief Executive Officer from January 2009 to December 2009. Mr. Bracken was appointed Chief Operating Officer in July 2001 and served as President and Chief Operating Officer from January 2002 to January 2009. Mr. Bracken served as President — Western Group of the Company from August 1997 until July 2001. From January 1995 to August 1997, Mr. Bracken served as President of the Pacific Division of the Company. Prior to 1995, Mr. Bracken served in various hospital Chief Executive Officer and Administrator positions with HCA-Hospital Corporation of America.

R. Milton Johnson has served as President and Chief Financial Officer of the Company since February 2011 and was appointed as a director in December 2009. Mr. Johnson served as Executive Vice President and Chief Financial Officer from July 2004 to February 2011 and as Senior Vice President and Controller of the Company from July 1999 until July 2004. Mr. Johnson served as Vice President and Controller of the Company from November 1998 to July 1999. Prior to that time, Mr. Johnson served as Vice President — Tax of the Company from April 1995 to October 1998. Prior to that time, Mr. Johnson served as Director of Tax for Healthtrust, Inc. — The Hospital Company from September 1987 to April 1995.

John P. Connaughton has been a Managing Director of Bain Capital Partners, LLC since 1997 and a member of the firm since 1989. Prior to joining Bain Capital, Mr. Connaughton was a consultant at Bain & Company, Inc., where he worked in the health care, consumer products and business services industries. Mr. Connaughton served as a director of Stericycle, Inc. from 1999 to 2005, M/C Communications (PriMed) from 2004 to 2009, AMC Theatres from 2004 to 2009, ProSiebenSat.1 Media from 2003 to 2007, Cumulus Media Partners from 2006 to 2008, Epoch Senior Living from 2001 to 2007 and Warner Music Group from 2004 to 2011. He currently serves as a director of Air Medical Group Holdings, Inc., Clear Channel Communications, Inc., CRC Health Corporation, Warner Chilcott, Ltd., Sungard Data Systems, Quintiles Transnational Corp. and The Boston Celtics.

Kenneth W. Freeman has been a senior advisor of Kohlberg Kravis Roberts & Co. since August 2010 and, in August 2010, was appointed Dean of Boston University School of Management. From October 2009 to August 2010, Mr. Freeman was a member of KKR Management LLC, the general partner of KKR & Co. L.P. Before that, he was a member of the limited liability company which served as the general partner of Kohlberg Kravis Roberts & Co. L.P. since 2007 and joined the firm as Managing Director in May 2005. From May 2004 to December 2004, Mr. Freeman was Chairman of Quest Diagnostics Incorporated, and from January 1996 to May 2004, he served as Chairman and Chief Executive Officer of Quest Diagnostics Incorporated. From May 1995 to December 1996, Mr. Freeman was President and Chief Executive Officer of Corning Clinical Laboratories, the predecessor company to Quest Diagnostics. Prior to that, he served in various general management and financial roles with Corning Incorporated. Mr. Freeman currently serves as a director of Accellent, Inc. and Masonite, Inc., and is chairman of the board of trustees of Bucknell University.

Thomas F. Frist III is a principal of Frist Capital LLC, a private investment vehicle for Mr. Frist and certain related persons and has held such position since 1998. Mr. Frist is also a general partner at Frisco Partners, another Frist family investment vehicle. Mr. Frist served as a director of Triad Hospitals, Inc. from 1998 to October 2006 and currently serves as a director of SAIC, Inc. Mr. Frist is the brother of William R. Frist, who also serves as a director of the Company.

William R. Frist is a principal of Frist Capital LLC, a private investment vehicle for Mr. Frist and certain related persons and has held such position since 2003. Mr. Frist is also a general partner at Frisco Partners, another Frist family investment vehicle. Mr. Frist is the brother of Thomas F. Frist III, who also serves as a director of the Company.

Christopher R. Gordon is a Managing Director of Bain Capital Partners, LLC and joined the firm in 1997. Prior to joining Bain Capital, Mr. Gordon was a consultant at Bain & Company. Mr. Gordon currently serves as a director of Accellent, Inc., Air Medical Group Holdings, Inc., CRC Health Corporation, Physio-Control, Inc. and Quintiles Transnational Corp.

Jay O. Light is the Dean Emeritus of Harvard Business School and, prior to becoming Dean in April 2006, Mr. Light was Senior Associate Dean, Chairman of the Finance Area, and a professor teaching Investment Management, Capital Markets, and Entrepreneurial Finance for 30 years. Mr. Light is a director of the Harvard Management Company, a director of Partners HealthCare (the Mass General and Brigham & Women's Hospitals) and chairman of its Investment Committee, a member of the Investment Committee of several endowments and a director of several private firms. Mr. Light has also served as a member of the board of directors of The Blackstone Group L.P.'s general partner since September 2008. In prior years until 2008, Mr. Light was a Trustee of the GMO Trusts, a family of mutual funds for institutional investors.

Geoffrey G. Meyers is the retired Chief Financial Officer and Executive Vice President and Treasurer for Manor Care, Inc. where he had responsibility for administration and financial management from 1988 until 2006 and was a director of Health Care and Retirement Corp., a predecessor of Manor Care, Inc., from 1991 to 1998. Mr. Meyers currently is Chairman of the Board for both the Trust Company of Toledo, a northwestern Ohio trust bank and PharMerica Corporation. Mr. Meyers also serves on PharMerica Corporation's Nominating and Governance and Audit and Compliance Committees.

Michael W. Michelson has been a member of KKR Management LLC, the general partner of KKR & Co. L.P., since October 1, 2009. Before that, he was a member of the limited liability company which served as the general partner of Kohlberg Kravis Roberts & Co. L.P. since 1996. Prior to that, he was a general partner of Kohlberg Kravis Roberts & Co. L.P. Mr. Michelson served as a director of Accellent Inc. from 2005 to 2009, Alliance Imaging from 1999 to 2007 and Jazz Pharmaceuticals, Inc. from 2004 to 2012. Mr. Michelson is currently a director of Biomet, Inc.

James C. Momtazee has been a member of KKR Management LLC, the general partner of KKR & Co. L.P. since October 1, 2009. Before that, he was a member of the limited liability company which served as the general partner of Kohlberg Kravis Roberts & Co. L.P. since 2009. From 1996 to 2009, he was an executive of Kohlberg Kravis Roberts & Co. L.P. From 1994 to 1996, Mr. Momtazee was with Donaldson, Lufkin & Jenrette in its investment banking department. Mr. Momtazee served as a director of Alliance Imaging from 2002 to 2007 and Accuride from March 2005 to December 2005 and currently serves as a director of Accellent, Inc. and Jazz Pharmaceuticals, Inc.

Stephen G. Pagliuca is a Managing Director of Bain Capital Partners, LLC. Mr. Pagliuca is also a Managing Partner and an owner of the Boston Celtics basketball franchise. Mr. Pagliuca joined Bain & Company in 1982 and founded the Information Partners private equity fund for Bain Capital in 1989. He also worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca served as a director of Warner Chilcott, Ltd. from 2005 to 2009, HCA Inc. from November 2006 to September 2009, Quintiles Transnational Corp. from 2008 to 2009, M/C Communications from 2004 to 2009, FCI, S.A. from 2005 to 2009 and Burger King Holdings Inc. from 2002 to 2010 and currently serves as a director of Gartner, Inc.

Wayne J. Riley, M.D. is President and Chief Executive Officer of Meharry Medical College, a position he has held since January 2007. In addition, he holds the academic rank of Professor of Internal Medicine at both Meharry and Vanderbilt University Schools of Medicine. Prior to joining Meharry, Dr. Riley served at the Baylor College of Medicine in Houston, Texas as the Vice-President and Vice Dean for Health Affairs and Governmental Relations from May 2004 through December 2006 and as Associate Professor of Internal Medicine from October 2005 through December 2006. Dr. Riley has also served as a director of Vertex Pharmaceuticals Incorporated since July 2010, where he currently serves on the Management, Development and Compensation, Corporate Governance and Nominating and Science & Technology committees, and Pinnacle Financial Partners, Inc. since 2007, where he serves on the Audit and Nominating and Corporate Governance committees. He received his undergraduate degree from Yale University, a Master of Public Health from Tulane University School of Public Health & Tropical Medicine, an M.D. from the Morehouse School of Medicine, and an MBA from Rice University's Jesse H. Jones Graduate School of Business.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE DIRECTOR NOMINEES.

PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Compliance Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012. Services provided to the Company and its subsidiaries by Ernst & Young LLP in fiscal 2011 are described below and under "Audit and Compliance Committee Report" located on page 68 of this proxy statement.

Audit Fees. The aggregate audit fees billed by Ernst & Young LLP for professional services rendered for the audit of our annual consolidated financial statements, for the reviews of the condensed consolidated financial statements included in our quarterly reports on Form 10-Q, for the audit of the effectiveness of the Company's internal control over financial reporting, under the Sarbanes-Oxley Act of 2002, and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings totaled $6.9 million for 2011 and $6.5 million for 2010.

Audit-Related Fees. The aggregate fees billed by Ernst & Young LLP for assurance and related services not described above under "Audit Fees" were $1.8 million for 2011 and $1.5 million for 2010. Audit-related services principally include audits of certain of our subsidiaries, benefit plans and computer processing controls.

Tax Fees. The aggregate fees billed by Ernst & Young LLP for professional services rendered for tax compliance, tax advice and tax planning were $5.8 million for 2011 and $2.5 million for 2010.

All Other Fees. The aggregate fees billed by Ernst & Young LLP for products or services other than those described above were approximately $92,000 for 2011 and $3,700 for 2010. These fees primarily relate to certain advisory services.

The Board of Directors has adopted an Audit and Compliance Committee Charter which, among other things, requires the Audit and Compliance Committee to preapprove all audit and permitted nonaudit services (including the fees and terms thereof) to be performed for us by our independent registered public accounting firm, subject to the ability to delegate authority to a subcommittee for certain preapprovals.

All services performed for us by Ernst & Young LLP in 2011 were preapproved by the Audit and Compliance Committee. The Audit and Compliance Committee concluded that the provision of audit-related services, tax services and other services by Ernst & Young LLP was compatible with the maintenance of the firm's independence in the conduct of its auditing functions.

Representatives of Ernst & Young LLP will be present at the annual meeting. They will have the opportunity to make a statement if they desire to do so, and we expect that they will be available to respond to questions.

Ratification of the appointment of Ernst & Young LLP requires affirmative votes from the holders of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote. If the Company's stockholders do not ratify the appointment of Ernst & Young LLP, the Audit and Compliance Committee will reconsider the appointment and may affirm the appointment or retain another independent accounting firm. Even if the appointment is ratified, the Audit and Compliance Committee may in the future replace Ernst & Young LLP as our independent registered public accounting firm if it is determined that it is in the Company's best interests to do so.

THE AUDIT AND COMPLIANCE COMMITTEE AND THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2012.

PROPOSAL 3 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted in July 2010, requires that we provide our stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. As described below in the "Executive Compensation — Compensation Discussion and Analysis" section of this proxy statement, the compensation committee of the Board of Directors has structured our executive compensation program to achieve the following key objectives:

- Reinforce HCA's strategic initiatives;
- Align the economic interests of our executives with those of our stockholders; and
- Encourage attraction and long-term retention of key contributors;

We urge stockholders to read the "— Compensation Discussion and Analysis" beginning on page 23 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, appearing on pages 39 through 60, which provide detailed information on the compensation of our named executive officers. The compensation committee and the Board of Directors believe that the policies and procedures articulated in the "— Compensation Discussion and Analysis" are effective in achieving our compensation objectives and contribute to the Company's performance.

In accordance with Section 14A of the Exchange Act, we are asking stockholders to approve the following advisory resolution at the 2012 annual meeting of stockholders:

> RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, as set forth in the Company's 2012 Definitive Proxy Statement on Schedule 14A.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Company, the Board of Directors, and the compensation committee. The say-on-pay proposal is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the executive compensation policies, practices, and plans described in this proxy statement. Although non-binding, the compensation committee will carefully review and consider the voting results when making future decisions regarding our executive compensation program.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE ADVISORY "SAY-ON-PAY" RESOLUTION TO APPROVE OUR EXECUTIVE COMPENSATION.

PROPOSAL 4 — ADVISORY VOTE ON THE FREQUENCY OF "SAY-ON-PAY" VOTES

The Dodd-Frank Act also provides that stockholders must be given the opportunity to vote, on a non-binding, advisory basis, for their preferences as to how frequently we should seek advisory votes on the compensation of our named executive officers as disclosed in accordance with the compensation disclosure rules of the SEC. By voting with respect to this Proposal 4, stockholders may indicate whether they would prefer that we conduct advisory votes on executive compensation every one, two, or three years. Stockholders also may, if they wish, abstain from casting a vote on this proposal.

After careful consideration of the various arguments supporting each frequency level, the Board of Directors has determined that holding an annual advisory "say-on-pay" vote on our executive compensation is the most appropriate policy for the Company at this time, and recommends that stockholders vote for advisory "say-on-pay" votes on our executive compensation to occur once every year.

In accordance with Section 14A of the Exchange Act, we are asking stockholders to approve the following advisory resolution at the 2012 annual meeting of stockholders:

> RESOLVED, that the option of once every one year, two years, or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold a stockholder vote to approve the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

This vote is advisory and not binding on the Company or the Board of Directors in any way. Although non-binding, the Board will take into account the outcome of the vote when considering the frequency of future advisory votes on executive compensation. Notwithstanding the Board's recommendation and the outcome of the stockholder vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.

The proxy card provides stockholders with the opportunity to choose among four options (holding the vote every one, two, or three years, or abstaining). Stockholders are not voting to approve or disapprove the Board's recommendation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO CONDUCT ADVISORY "SAY-ON-PAY" VOTES EVERY YEAR.

OTHER MATTERS

We are not aware of any matters other than those discussed in the foregoing materials contemplated for action at the annual meeting. The persons named in the Proxy Card will vote in accordance with the recommendation of the Board of directors on any other matters incidental to the conduct of, or otherwise properly brought before, the annual meeting. The Proxy Card contains discretionary authority for them to do so.

EXECUTIVE COMPENSATION

Compensation Risk Assessment

In consultation with the Compensation Committee (the "Committee") of the Board of Directors, members of Human Resources, Financial Reporting, Legal, Enterprise Risk Management and Internal Audit management conducted an assessment of whether the Company's compensation policies and practices encourage excessive or inappropriate risk taking by our employees, including employees other than our named executive officers. This assessment included a review of the risk characteristics of our business and the design of our incentive plans and policies. Although a significant portion of our executive compensation program is performance-based, the Committee has focused on aligning the Company's compensation policies with the long-term interests of the Company and avoiding rewards or incentive structures that could create unnecessary risks to the Company.

Management reported its findings to the Committee, which agreed with management's assessment that our plans and policies do not encourage excessive or inappropriate risk taking and determined such policies or practices are not reasonably likely to have a material, adverse effect on the Company.

Compensation Discussion and Analysis

The Committee is generally charged with the oversight of our executive compensation and rewards programs. The Committee is currently composed of John P. Connaughton, Jay O. Light, Geoffrey G. Meyers, and Michael W. Michelson. The Board of Directors has also established a subcommittee of our Compensation Committee (the "Independent Subcommittee") consisting of Messrs. Light and Meyers for purposes of approving any compensation that may otherwise be subject to Section 162(m) of the Internal Revenue Code and equity grants to our executive officers.

Responsibilities of the Committee include the review and approval of the following items:

- Executive compensation strategy and philosophy;
- Compensation arrangements for executive management;
- Design and administration of the annual Senior Officer Performance Excellence Program ("PEP");
- Design and administration of our equity incentive plans;
- Executive benefits and perquisites (including the HCA Restoration Plan and the Supplemental Executive Retirement Plan); and
- Any other executive compensation or benefits related items deemed appropriate by the Committee.

In addition, the Committee considers the proper alignment of executive pay policies with Company values and strategy by overseeing executive compensation policies, corporate performance measurement and assessment, and Chief Executive Officer performance assessment. The Committee may retain the services of independent outside consultants, as it deems appropriate, to assist in the strategic review of programs and arrangements relating to executive compensation and performance.

The following executive compensation discussion and analysis describes the principles underlying our executive compensation policies and decisions as well as the material elements of compensation for our named executive officers. Our named executive officers for 2011 were:

- *Richard M. Bracken,* Chairman and Chief Executive Officer;
- *R. Milton Johnson,* President and Chief Financial Officer;

- *Samuel N. Hazen,* President of Operations;
- *Charles J. Hall,* President — National Group; and
- *Jon M. Foster,* President — Southwest Group.

Executive Summary

The core philosophy of our executive compensation program is to support the Company's primary objective of providing the highest quality health care to our patients while enhancing the long-term value of the Company to our stockholders. Specifically, the Committee believes the most effective executive compensation program (for all executives, including named executive officers):

- Reinforces HCA's strategic initiatives;
- Aligns the economic interests of our executives with those of our stockholders; and
- Encourages attraction and long-term retention of key contributors.

The Committee is committed to a strong, positive link between our business objectives and performance with our executive compensation and benefits practices.

Our compensation philosophy also allows for flexibility in establishing executive compensation based on an evaluation of information prepared by management or other advisors and other subjective and objective considerations deemed appropriate by the Committee, subject to any contractual agreements with our executives. The Committee will also consider the recommendations of our Chief Executive Officer. This flexibility is important to ensure our compensation programs are competitive and that our compensation decisions appropriately reflect the unique contributions and characteristics of our executives.

Compensation Structure and Market Positioning

Our compensation program is heavily weighted towards performance-based compensation, reflecting our philosophy of increasing the long-term value of the Company and supporting strategic imperatives. Total direct compensation and other benefits consist of the following elements:

Total Direct Compensation	• Base Salary • Annual Incentives (offered through our PEP) • Long-Term Equity Incentives
Other Benefits	• Retirement Plans • Limited Perquisites and Other Personal Benefits • Severance Benefits

The Committee does not support rigid adherence to benchmarks or compensatory formulas and strives to make compensation decisions which effectively support our compensation objectives and reflect the unique attributes of the Company and each executive. Our general practice, however, with respect to pay positioning, is that executive base salaries and annual incentive (PEP) target values should generally position total annual cash compensation between the median and the 65th percentile of similarly-sized general industry and health care companies. The named executive officers' pay for 2011 fell within the philosophy above for jobs with equivalent market comparisons.

The cash compensation mix between salary and PEP has historically been more weighted towards salary than competitive practice among our general industry peers would suggest. Over time, we have made steps towards a mix of cash compensation that will place a greater emphasis on annual performance-based compensation.

Although we look at competitive long-term equity incentive award values in similarly-sized general industry companies when assessing the competitiveness of our compensation programs, from 2007 through 2011, we did not make annual executive option grants (and we did not base our initial post-Merger 2007 stock option grants on these levels) since equity is structured differently in closely-held companies than in publicly-traded companies. As is typical in similar situations, the Investors wanted to share a certain percentage of the equity with executives shortly after the consummation of the Merger and establish performance objectives and incentives up front in lieu of annual grants to ensure our executives' long-term economic interests would be aligned with those of the Investors. This pool of equity was then further allocated based on the executives' responsibilities and anticipated impact on, and potential for, driving Company strategy and performance. Now that the Company is again publicly traded, we plan to make annual grants in 2012 and in the foreseeable future with consideration of median long-term incentive market practices. On a cumulative basis, the resulting total direct pay mix is heavily weighted towards performance-based pay (PEP plus long-term incentives) rather than fixed pay, which the Committee believes reflects the compensation philosophy and objectives discussed above.

Compensation Process

The Committee ensures executives' pay levels are materially consistent with the compensation strategy described above, in part, by conducting annual assessments of competitive executive compensation. Semler Brossy Consulting Group, LLC has been retained by, and reports directly to the Committee, and does not have any other consulting engagements with management or the Company. Management (but no named executive officer), in collaboration with Semler Brossy, collects and presents compensation data from similarly-sized general industry companies, based to the extent possible on comparable position matches and compensation components. The following nationally recognized survey sources were utilized in anticipation of establishing 2011 executive compensation:

Survey	Revenue Scope
Towers Perrin Executive Compensation Database	Greater than $20B
Hewitt Total Compensation Measurement	Greater than $25B

These particular revenue scopes were selected because they were the closest approximations to HCA's revenue size. Survey jobs that provided an appropriate position match and sufficient sample size were utilized in the analysis.

Proxy compensation data was also collected from health care providers within our industry including Community Health Systems, Inc., Health Management Associates, Inc., Kindred Healthcare, Inc., LifePoint Hospitals, Inc., Tenet Healthcare Corporation and Universal Health Services, Inc. These health care providers are used only to obtain a general understanding of current industry compensation practices since we are significantly larger than these companies. Compensation data for the top three highest paid executives was also collected and reviewed for large public health care companies which included, in addition to health care providers, companies in the health insurance, pharmaceutical, medical supplies and related industries. This peer group's 2010 revenues ranged from $10.4 billion to $94.2 billion with median revenues of $24.8 billion. The companies in this analysis included Abbott Laboratories, Aetna Inc., AmerisourceBergen Corporation, Amgen Inc., Baxter International Inc., Boston Scientific Corporation, Bristol-Myers Squibb Company, CIGNA Corporation, Coventry Health Care, Inc., Covidien plc, Express Scripts, Inc., Humana Inc., Johnson & Johnson, Eli Lilly and Company, Medco Health Solutions Inc., Medtronic Inc., Merck & Co., Inc., Pfizer Inc., Quest Diagnostics Incorporated, Thermo Fisher Scientific Inc., UnitedHealth Group Incorporated and WellPoint, Inc.

Consistent with our flexible compensation philosophy, the Committee is not required to approve compensation precisely reflecting the results of these surveys, and may also consider, among other factors (typically not reflected in these surveys): the requirements of the applicable employment agreements, the executive's individual performance during the year, his or her projected role and responsibilities for the coming year, his or her actual and potential impact on the successful execution of Company strategy, recommendations from our Chief Executive Officer and compensation consultants, an officer's prior compensation, experience, and professional status, internal pay equity considerations, and employment market conditions and compensation practices within our peer group. The weighting of these and other relevant factors is determined on a case-by-case basis for each executive upon consideration of the relevant facts and circumstances.

Employment Agreements

In connection with the Merger, we entered into employment agreements with Messrs. Bracken, Johnson, Hazen and Hall and certain other members of senior management to help ensure the retention of those executives critical to the future success of the Company. Among other things, these agreements set the executives' compensation terms, their rights and benefits upon a termination of employment, and restrictive covenants around non-competition, non-solicitation, and confidentiality. These terms and conditions are further explained in the remaining portion of this Compensation Discussion and Analysis and under "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Employment Agreements."

Elements of Compensation

Base Salary

Base salaries are intended to provide reasonable and competitive fixed compensation for regular job duties. The threshold base salaries for our named executive officers, with the exception of Mr. Foster, are set forth in their employment agreements. Salaries and incentive compensation targets of the named executive officers were modified in 2011 and/or 2012 in light of changes in organizational responsibility and the reviews of market competitiveness. Specifically, salary adjustments for the named executive officers were as follows:

- Mr. Bracken's salary remained at $1,325,000 in 2011 and was adjusted in 2012 to $1,400,000 based on competitive market salaries for Chief Executive Officers.
- Mr. Johnson's salary remained at $850,000 in 2011 and was adjusted in 2012 to $900,000 in recognition of expanded duties and promotion to the position of President.
- Mr. Hazen's salary was adjusted in 2011 from $788,687 to $850,000 in recognition of his promotion to the President of Operations. He had previously served as the Western Group President.
- Mr. Hall's salary was adjusted in 2011 from $700,000 to $750,000 in recognition of expanded duties resulting from the creation of the National Group. Mr. Hall assumed responsibility of additional areas including the Far West Division and Mountain Division.
- Mr. Foster's salary was adjusted in 2011 from $518,200 to $650,000 in recognition of his promotion to the position of President – Southwest Group. Mr. Foster's salary was further adjusted in 2012 to $700,000 to better align his compensation with the market and to the salaries of other Group Presidents.

Messrs. Hazen and Hall's salaries are not expected to be adjusted in 2012.

Annual Incentive Compensation: PEP

The PEP is intended to reward named executive officers for annual financial performance, with the goals of providing high quality health care for our patients and increasing stockholder value. Accordingly, the Company's 2011 Senior Officer Performance Excellence Program, (the "2011 PEP") was approved by the Independent Subcommittee to cover annual incentive awards for 2011. Each named executive officer in the 2011 PEP was assigned a 2011 annual award target expressed as a percentage of salary ranging from 66% to 130%. For 2011, the Committee had the ability to apply negative discretion based on performance of company-wide quality metrics against industry benchmarks; however, the Committee chose not to apply negative discretion due to the Company's strong performance on patient care quality measures relative to the most recently published industry comparisons. As was the case in 2010, the Independent Subcommittee set Mr. Bracken's 2011 target percentage at 130% of his 2011 base salary for his role as Chairman and Chief Executive Officer and Mr. Johnson's 2011 target percentage at 80% of his 2011 base salary for the position of President and Chief Financial Officer. The 2011 target percentages for Messrs. Hazen, Hall and Foster were raised, respectively, from 66% to 85%, 66% to 75% and 50% to 66% of their respective 2011 salaries to reflect the new roles and responsibilities they assumed in connection with the internal reorganization in February 2011. These targets were intended to provide a meaningful incentive for the named executive officers to achieve or exceed performance goals.

The 2011 PEP was designed to provide 100% of the target award for target performance, 25% of the target award for a minimum acceptable (threshold) level of performance, and a maximum of 200% of the target award for maximum performance, while no payments were to be made for performance below threshold levels. The Committee believes this payout curve is consistent with competitive practice. More importantly, it promotes and rewards continuous growth as performance goals have consistently been set at increasingly higher levels each year. Actual awards under the PEP are generally determined using the following two steps:

1. The executive's conduct must reflect our mission and values by upholding our Code of Conduct and following our compliance policies and procedures. This step is critical to reinforcing our commitment to integrity and the delivery of high quality health care. In the event the Committee determines the participant's conduct during the fiscal year is not in compliance with the first step, he will not be eligible for an incentive award.

2. The actual award amount is determined based upon Company performance. In 2011, the PEP for all named executive officers incorporated one financial performance measure, EBITDA, defined in the 2011 PEP as earnings before interest, taxes, depreciation, amortization, minority interest expense (now, net income attributable to noncontrolling interests), gains or losses on sales of facilities, gains or losses on extinguishment of debt, asset or investment impairment charges, restructuring charges, any expenses for share-based compensation under Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718, *Compensation-Stock Compensation* ("ASC 718") and any other expenses or losses resulting from significant, unusual and/or nonrecurring events ("EBITDA"). The EBITDA target shall be adjusted to reflect the disposition of any facility during the fiscal year. Further, pursuant to the terms of the 2011 PEP, the Committee is also authorized to make additional adjustments in recognition of unusual or nonrecurring events, in the event of changes in applicable laws, regulations or accounting principles, or in the event the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the 2011 PEP. In 2011, the EBITDA performance targets were adjusted to exclude the share-based compensation expense and the impact of certain divestures. The Company EBITDA target for 2011, as adjusted, was $6.170 billion for the named executive officers. Mr. Hall's 2011 PEP, as the National Group President, was based 50% on Company EBITDA and 50% on National Group EBITDA (with a National Group EBITDA target for 2011, as adjusted, of $2.635 billion) to ensure his accountability for his group's results, and Mr. Foster's 2011 PEP, as the Southwest Group President, was based 50% on Company EBITDA and 50% on Southwest Group EBITDA (with a Southwest Group EBITDA target for 2011, as adjusted, of $2.353 billion) to ensure his accountability for his group's results. The Independent Subcommittee chose to base annual incentives on EBITDA for a number of reasons:

- It effectively measures overall Company performance;
- It can be considered an important surrogate for cash flow, a critical metric related to servicing and paying down the Company's significant debt obligation;
- It is the key metric driving the valuation in the internal Company model, consistent with the valuation approach used by industry analysts; and
- It is consistent with the metric used for the vesting of the financial performance portion of our option grants.

These EBITDA targets should not be understood as management's predictions of future performance or other guidance and investors should not apply these in any other context. Our 2011 threshold performance level was set at the prior year's performance level and the maximum performance goal was set at approximately 5% above the target goal to reflect likely performance volatility. EBITDA targets were linked to the Company's short-term and long-term business objectives to ensure incentives are provided for appropriate annual growth.

Upon review of the Company's 2011 financial performance, the Committee determined that Company EBITDA performance for the fiscal year ended December 31, 2011 was approximately 99.87% of target performance level as set by the Independent Subcommittee, as adjusted, resulting in a 97.74% of target payout. The EBITDA performance of the National Group was approximately 98.58% of the performance target, resulting in an 86.13% of target payout. The EBITDA performance of the Southwest Group was approximately 98.66% of the performance target, resulting in an 80.24% of target payout. In 2011, the Company's adjusted EBITDA, as reported, was further adjusted to exclude the share-based compensation expense, impact of divestitures and acquisitions, and the impact of accounting changes for recognizing electronic health record ("EHR") incentive income related to Medicare Health Information Techonology for Economic and Clinic Health ("HITECH") incentive payments.

	2011 Adjusted EBITDA-Target	2011 Adjusted EBITDA-Actual
Company	$6.170 billion	$6.162 billion
National Group	$2.635 billion	$2.598 billion
Southwest Group	$2.353 billion	$2.321 billion

Accordingly, the 2011 PEP was paid during the first quarter of 2012 (all 2011 PEP payments were paid in cash) as follows to the named executive officers (the actual 2011 PEP payout amounts are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table):

Named Executive Officer	2011 Target PEP (% of Salary)	2011 Actual PEP Award (% of Salary)
Richard M. Bracken (Chairman and CEO)	130%	127%
R. Milton Johnson (President and CFO)	80%	78%
Samuel N. Hazen (President of Operations)	85%	83%
Charles J. Hall (President, National Group)	75%	69%
Jon M. Foster (President, Southwest Group)	66%	59%

Under the 2011 PEP, incentive payouts up to the target were paid in cash during the first quarter of 2012. As with the 2010 Senior Officer Performance Excellence Program (the "2010 PEP"), payouts above the target would have been paid 50% in cash and 50% in Restricted Stock Units ("RSUs"). Such RSU grants would have vested 50% on the second anniversary of grant date and 50% on the third anniversary of the grant date. The purpose of paying half of above target annual incentives payments in RSUs is to enhance alignment with stockholders and reinforce the importance of sustained results. However, none of the 2011 PEP payouts for the named executive officers exceeded target.

The Company can recover (or "clawback") incentive compensation pursuant to our 2011 PEP that was based on (i) achievement of financial results that are subsequently the subject of a restatement due to material noncompliance with any financial reporting requirement under either GAAP or federal securities laws, other than as a result of changes to accounting rules and regulations, or (ii) a subsequent finding that the financial information or performance metrics used by the Committee to determine the amount of the incentive compensations are materially inaccurate, in each case regardless of individual fault. In addition, the Company may recover any incentive compensation awarded or paid pursuant to this policy based on the participant's conduct which is not in good faith and which materially disrupts, damages, impairs or interferes with the business of the Company and its affiliates. The Committee may also provide for incremental additional payments to then-current executives in the event any restatement or error indicates that such executives should have received higher performance-based payments. This policy is administered by the Committee in the exercise of its discretion and business judgment based on the relevant facts and circumstances.

The Senior Officer Performance Excellence Program for 2012 has not yet been adopted by the Independent Subcommittee.

Long-Term Equity Incentive Awards: Options and Stock Appreciation Rights

In connection with the Merger, the Board of Directors of HCA Inc. approved and adopted the 2006 Stock Incentive Plan for Key Employees of HCA Inc. and its Affiliates (the "2006 Plan"). The 2006 Plan was assumed by HCA Holdings, Inc. on November 22, 2010 in connection with the Corporate Reorganization and amended and restated in connection with the Company's IPO in March 2011.

The purpose of the 2006 Plan is to:

- Promote our long term financial interests and growth by attracting and retaining management and other personnel and key service providers with the training, experience and abilities to enable them to make substantial contributions to the success of our business;
- Motivate management personnel by means of growth-related incentives to achieve long range goals; and
- Further the alignment of interests of participants with those of our stockholders through opportunities for increased stock or stock-based ownership in the Company.

In January 2007, pursuant to the terms of Messrs. Bracken, Johnson, Hazen and Hall's respective employment agreements and as a part of Mr. Foster's long-term incentive compensation, the Committee approved long-term stock option grants to our named executive officers under the 2006 Plan consisting solely of a one-time, multi-year stock option grant in lieu of annual long-term equity incentive award grants ("New Options"). In addition to the New Options granted in 2007, the Company committed to grant Messrs. Bracken, Johnson, Hazen and Hall 2x Time Options (as defined below) in their respective employment agreements, as described in more detail below under "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Employment Agreements." The Committee also awarded Mr. Foster a stock option grant in August 2009 in recognition of his service and contributions to the Company, and Messrs. Hazen, Hall, and Foster stock option grants in November 2011 as a part of their long-term incentive award compensation in light of the new roles and responsibilities they assumed in connection with the Company's internal reorganization in early 2011.

The Committee believes stock options are the most effective long-term vehicle to directly align the interests of executives with those of our stockholders by motivating performance that results in the long-term appreciation of the Company's value, since they only provide value to the executive if the value of the Company increases. As is typical in leveraged buyout situations, the Committee determined that granting all of the stock options (except the 2x Time Options and certain awards in recognition of promotions and increased contributions to the Company) up front rather than annually was appropriate to aid in retaining key leaders critical to the Company's success over the next several years and, coupled with the executives' significant personal investments in connection with the Merger, provide an equity incentive and stake in the Company that directly aligns the long-term economic interests of the executives with those of the Investors.

2007 New Option Grants

The New Options granted in 2007 have a ten year term and are divided so that 1/3 are time vested options, 1/3 are EBITDA-based performance vested options and 1/3 are performance options that vest based on investment return to the Sponsors, each as described below. The combination of time, performance and investor return based vesting of these awards is designed to compensate executives for long term commitment to the Company, while motivating sustained increases in our financial performance and helping ensure the Sponsors have received an appropriate return on their invested capital before executives receive significant value from these grants.

The time vested options were granted to aid in retention. Consistent with this goal, the time vested options granted in 2007 vest and become exercisable in equal increments of 20% on each of the first five anniversaries of the grant date. The time vested options have an exercise price equivalent to fair market value on the date of grant. Since our common stock was not then traded on a national securities exchange, fair market value was determined reasonably and in good faith by the Board of Directors after consultation with the Chief Executive Officer and other advisors.

The EBITDA-based performance vested options are intended to motivate sustained improvement in long-term performance. Consistent with this goal, the EBITDA-based performance vested options granted in 2007 were eligible to vest and became exercisable in equal increments of 20% at the end of fiscal years 2007, 2008, 2009, 2010 and 2011 upon the achievement of annual EBITDA performance targets. These EBITDA performance targets were established at the time of the Merger and could be adjusted by the Board of Directors in consultation with the Chief Executive Officer as described below. We chose EBITDA (defined in the award agreements as earnings before interest, taxes, depreciation, amortization, minority interest expense (now, net income attributable to noncontrolling interests), gains or losses on sales of facilities, gains or losses on extinguishment of debt, asset or investment impairment charges, restructuring charges, and any other significant nonrecurring non-cash gains or charges (but excluding any expenses for share-based compensation under ASC 718 with respect to any awards granted under the 2006 Plan)) as the performance metric since it is a key driver of our valuation and for other reasons as described above in the "Annual Incentive Compensation: PEP" section of this Compensation Discussion and Analysis. Due to the number of events that can occur within our industry in any given year that are beyond the control of management but may significantly impact our financial performance (e.g., health care regulations, industry-wide significant fluctuations in volume, etc.), the New Options subject to EBITDA-based vesting conditions incorporated "catch up" vesting provisions. The EBITDA-based performance vested options could have vested and become exercisable on a "catch up" basis, such that options that were eligible to vest but failed to vest due to our failure to achieve prior EBITDA targets could have vested if at the end of any subsequent year or at the end of fiscal year 2012, the cumulative total EBITDA earned in all prior years exceeded the cumulative EBITDA target at the end of such fiscal year.

As with the EBITDA targets under our PEP, pursuant to the terms of the 2006 Plan and the Stock Option Agreements governing the 2007 grants, the Board of Directors, in consultation with our Chief Executive Officer, has the ability to adjust the established EBITDA targets for significant events, changes in accounting rules and other customary adjustment events. We believe these adjustments may be necessary in order to effectuate the intents and purposes of our compensation plans and to avoid unintended consequences that are inconsistent with these intents and purposes. For example, the Board of Directors exercised its ability to make adjustments to the Company's 2011 EBITDA performance targets (including cumulative EBITDA targets) for facility acquisitions and accounting changes to EHR incentive income recognition related to Medicare HITECH incentive payments.

The options that vest based on investment return to the Sponsors are intended to align the interests of executives with those of our principal stockholders to ensure stockholders receive their expected return on their investment before the executives can receive their gains on this portion of the option grant. These options could vest and become exercisable with respect to 10% of the common stock subject to such options at the end of fiscal years 2007, 2008, 2009, 2010 and 2011 if the Investor Return (as defined below) is at least equal to two times the price paid to stockholders in the Merger (or $22.64), and with respect to an additional 10% at the end of fiscal years 2007, 2008, 2009, 2010 and 2011 if the Investor Return was at least equal to two-and-a-half times the price paid to stockholders in the Merger (or $28.30). "Investor Return" means, on any of the first five anniversaries of the closing date of the Merger, or any date thereafter, all cash proceeds actually received by affiliates of the Sponsors after the closing date in respect of their common stock, including the receipt of any cash dividends or other cash distributions (including the fair market value of any distribution of common stock by the Sponsors to their limited partners), determined on a fully diluted, per share basis. In addition, the fair market value of the Company's common stock held by the Sponsors shall be deemed "cash proceeds" under the Investor Return Options with respect to 1/3 of such options upon each of the closing of the Company's IPO, December 31, 2011 and December 31, 2012. The Sponsor investment return options also may become vested and exercisable on a "catch up" basis if the relevant Investor Return is achieved at any time prior to the expiration of such options.

Upon review of the Company's 2011 financial performance, the Committee determined the Company achieved the 2011 EBITDA performance target of $5.403 billion, as adjusted, under the New Option awards; therefore, pursuant to the terms of the 2007 Stock Option Agreements, 20% of each named executive officer's EBITDA-based performance vested options vested as of December 31, 2011. Further, 20% of each named executive officer's time vested New Options granted in 2007 vested on the fourth anniversary of their grant date, January 30, 2011. Based upon the Company's achievement of the Investor Return targets as of the closing of the Company's IPO and December 31, 2011, 2/3 of the Investor Return options have vested as of December 31, 2011.

2009 Option Grant – Foster

In August 2009, Mr. Foster was awarded additional options to purchase common stock of the Company under the 2006 Plan by the Committee for his significant contributions to the Company. The 2009 option award to Mr. Foster has a ten year term and is structured so that ½ are time vested options (vesting in five equal installments on the first five anniversaries of the August 27, 2009 grant date) and ½ are EBITDA-based performance vested options (which vest in equal increments of 20% at the end of fiscal years 2009, 2010, 2011, 2012 and 2013 if certain annual EBITDA performance targets are achieved, subject to "catch up" vesting, such that, options that were eligible to vest but failed to vest due to our failure to achieve prior EBITDA targets will vest if at the end of any subsequent year or at the end of fiscal year 2014, the cumulative total EBITDA earned in all prior years exceeds the cumulative EBITDA target at the end of such fiscal year). The options have an exercise price equivalent to fair market value on the date of grant. As with New Options granted in 2007, since our common stock was not then traded on a national securities exchange, fair market value was determined reasonably and in good faith by the Board of Directors after consultation with the Chief Executive Officer and other advisors.

As with the EBITDA targets under our PEP and the 2007 New Option awards, pursuant to the terms of the 2006 Plan and the stock option agreement governing Mr. Foster's 2009 grant, the Board of Directors, in consultation with our Chief Executive Officer, has the ability to adjust the established EBITDA targets for significant events, changes in accounting rules and other customary adjustment events. We believe these adjustments may be necessary in order to effectuate the intents and purposes of our compensation plans and to avoid unintended consequences that are inconsistent with these intents and purposes. For example, the Board of Directors exercised its ability to make adjustments to the Company's 2011 EBITDA performance targets (including cumulative EBITDA targets) for facility acquisitions and accounting changes to EHR incentive income recognition related to Medicare HITECH incentive payments.

Upon review of the Company's 2011 financial performance, the Committee determined the Company achieved the 2011 EBITDA performance target of $5.403 billion, as adjusted, under Mr. Foster's 2009 award; therefore, pursuant to the terms of his stock option agreement, 20% of his EBITDA-based performance vested options vested as of December 31, 2011. Further, 20% of Mr. Foster's time vested options granted in 2009 vested on the second anniversary of their grant date, August 27, 2011.

2009 2x Time Option Grants

For each of the named executive officers with employment agreements, we also committed to grant, among Messrs. Bracken, Johnson, Hazen and Hall and certain other executives, 10% of the options initially authorized for grant under the 2006 Plan at some time before November 17, 2011 (but with a good faith commitment to do so before a "change in control" (as defined in the 2006 Plan) or a "public offering" (as defined in the 2006 Plan) and before the time when our Board of Directors reasonably believed that the fair market value of our common stock is likely to exceed the equivalent of $22.64 per share) at an exercise price per share that is the equivalent of $22.64 per share ("2x Time Options"). On October 6, 2009, the 2x Time Options were granted. The Committee allocated those options in consultation with our Chief Executive Officer based on past executive contributions and future anticipated impact on Company objectives. Forty percent of the 2x Time Options were vested upon grant to reflect employment served since the Merger, an additional twenty percent of these options vested on November 17, 2009, November 17, 2010, and November 17, 2011, respectively. The terms of the 2x Time Options are otherwise consistent with other time vesting options granted under the 2006 Plan.

2011 Promotional Option Grants

In November 2011, options to purchase common stock of the Company were granted under the 2006 Plan to Messrs. Hazen, Hall and Foster as a reflection of the additional responsibilities they assumed in connection with the Company's internal reorganization in 2011. The 2011 option awards have a ten year term and are structured so that ½ are time vested options (vesting in four equal installments on the first four anniversaries of the grant date) and ½ are EBITDA-based performance vested options (with up to 25% vesting at the end of each of fiscal years 2011, 2012, 2013 and 2014 upon the Committee's determination of the extent to which certain EBITDA performance targets, set annually based upon the Company's projected budget, have been met for the applicable fiscal year) (the "2011 Options"). The combination of time and performance based vesting of these awards is designed to retain key executives, while motivating sustained increases in our financial performance. The 2011 Options have an exercise price equivalent to fair market value (the closing price of the Company's common stock on the NYSE) on the date of grant.

As with the EBITDA targets under our PEP and the other EBITDA-based performance vested option awards, pursuant to the terms of the 2006 Plan and the Stock Option Agreements governing 2011 Options, the Board of Directors, in consultation with our Chief Executive Officer, has the ability to adjust the established EBITDA targets for significant events, changes in accounting rules and other customary adjustment events. We believe these adjustments may be necessary in order to effectuate the intents and purposes of our compensation plans and to avoid unintended consequences that are inconsistent with these intents and purposes. For example, the Board of Directors exercised its ability to make adjustments to the Company's 2011 EBITDA performance target under the 2011 Option awards for facility acquisitions and accounting changes to EHR incentive income recognition related to Medicare HITECH incentive payments.

Upon review of the Company's 2011 financial performance, the Committee determined based upon the Company's achievement with respect to the 2011 EBITDA performance target of $6.170 billion, as adjusted, under the 2011 Option awards, pursuant to the terms of the 2011 Option agreements, 20% of each named executive officer's EBITDA-based performance vested options (representing 80% of the shares subject to the 2011 EBITDA criteria) vested as of December 31, 2011.

For additional information concerning the options awarded in 2007, 2009 and 2011, see the Outstanding Equity Awards at 2011 Fiscal Year-End Table.

A new long-term incentive program for named executive officers and other management was put into place in 2012. This program will consist of annual grants of equity. The named executive officers each received a grant of Stock Settled Stock Appreciation Rights (SSARs) on February 8, 2012. These SSARs have ratable vesting over four years with half of the vesting based on continued employment and the other half based on achieving annual Company EBITDA goals. The Compensation Committee believes that these SSARs will reward executives for growth in stockholder value, assist with an efficient use of shares under the 2006 Plan, and encourage the achievement of annual Company financial objectives that contribute to value creation for stockholders.

Distributions on Equity Awards

The Company declared special cash distributions in respect of the outstanding common stock of the Company in January, May and November 2010. A special cash distribution was also declared in respect of the outstanding common stock of the Company in February 2012. In recognition of the value created by management through effective execution of operating strategies, and as otherwise required pursuant to the terms of the applicable option agreements, the Company also made cash distribution payments to holders of vested stock options outstanding on the respective distribution record dates, as outlined below.

On January 27, 2010 and May 5, 2010, the Board of Directors of HCA Inc. declared cash distributions of $3.88 per share of HCA Inc.'s outstanding common stock and $1.11 per share of HCA Inc.'s outstanding common stock (the "February and May Distributions"), respectively, payable to stockholders of record on February 1, 2010 and May 6, 2010 (the "February and May Record Dates"), respectively.

In connection with the February and May Distributions, HCA Inc. made cash payments to holders of vested options to purchase the common stock granted pursuant to HCA Inc.'s equity incentive plans. The cash payments equaled the product of (x) the number of shares of common stock subject to such options outstanding on the February and May Record Dates, respectively, multiplied by (y) the per share amount of the respective February and May Distributions, less (z) any applicable withholding taxes. In order to effect the cash payments to holders of vested options granted pursuant to the 2006 Plan, the Committee amended the applicable option agreements to provide that, in connection with the February and May Distributions, HCA Inc. made the cash payments described above to holders of vested options granted pursuant to the 2006 Plan in lieu of adjusting the exercise prices of such options. HCA Inc. reduced the per share exercise prices of any unvested options outstanding as of the February and May Record Dates, respectively, by the respective per share February and May Distributions amount paid in accordance with the terms of the option agreements.

On November 23, 2010, the Board of Directors of HCA Holdings, Inc. declared a cash distribution of $4.44 per share of HCA Holdings, Inc.'s outstanding common stock (the "November Distribution"), payable to stockholders of record on November 24, 2010 (the "November Record Date").

In connection with the November Distribution, HCA Holdings, Inc. made a cash payment to holders of vested options to purchase the HCA Holdings, Inc. common stock granted pursuant to HCA Holdings, Inc.'s equity incentive plans. The cash payment equaled the product of (x) the number of shares of common stock subject to such options outstanding on the November Record Date, multiplied by (y) the per share amount of the November Distribution, less (z) any applicable withholding taxes. In order to effect the cash payments to holders of vested options granted pursuant to the 2006 Plan, the Committee amended the applicable option agreements to provide that, in connection with the November Distribution, HCA Holdings, Inc. made the cash payments described above to holders of vested options granted pursuant to the 2006 Plan in lieu of adjusting the exercise prices of such options. HCA Holdings, Inc. reduced the per share exercise prices of any unvested options outstanding as of the November Record Date by the per share November Distribution amount to the extent the per share exercise price could be reduced under applicable tax rules. If the per share exercise price could not be reduced by the full amount of the per share November Distribution, HCA Holdings, Inc. agreed to pay to each holder of unvested options to purchase shares of HCA Holdings, Inc.'s common stock granted pursuant to HCA Holdings, Inc.'s equity incentive plans outstanding on the November Record Date an amount on a per share basis equal to the balance of the per share amount of the November Distribution not permitted to be applied to reduce the exercise price of the applicable option in respect of each share of common stock subject to an unvested option to purchase shares of HCA Holdings, Inc.'s common stock as of the November Record Date on or about the date such option becomes vested.

On February 3, 2012, the Board of Directors of HCA Holdings, Inc. declared a cash distribution of $2.00 per share of HCA Holdings, Inc.'s outstanding common stock (the "2012 Distribution"), payable to stockholders of record on February 16, 2012 (the "2012 Record Date").

In connection with the 2012 Distribution, HCA Holdings, Inc. made a cash payment to holders of vested options to purchase HCA Holdings, Inc. common stock granted pursuant to HCA Holdings, Inc.'s equity incentive plans. The cash payment equaled the product of (x) the number of shares of common stock subject to such options outstanding on the 2012 Record Date, multiplied by (y) the per share amount of the 2012 Distribution, less (z) any applicable withholding taxes. In order to effect the cash payments to holders of vested options granted pursuant to the 2006 Plan, the Committee amended the applicable option agreements to provide that, in connection with the 2012 Distribution, HCA Holdings, Inc. made the cash payments described above to holders of vested options granted pursuant to the 2006 Plan in lieu of adjusting the exercise prices of such options. HCA Holdings, Inc. reduced the per share exercise prices of any unvested options and stock appreciation rights outstanding as of the 2012 Record Date by the lesser of the distribution amount or the decline in the stock trading price between February 13 and February 14 to the extent permitted under applicable tax rules. If the per share exercise price could not be reduced by the full amount of the lesser of the distribution amount or the decline in the stock trading price between February 13 and February 14, HCA Holdings, Inc. agreed to pay to each holder of unvested options to purchase shares of HCA Holdings, Inc.'s common stock and stock appreciation rights granted pursuant to HCA Holdings, Inc.'s equity incentive plans outstanding on the 2012 Record Date an amount on a per share basis equal to the balance of the per share amount of the 2012 Distribution not permitted to be applied to reduce the exercise price of the applicable option in respect of each share of common stock subject to an unvested option to purchase shares or stock appreciation right of HCA Holdings, Inc.'s common stock as of the 2012 Record Date on or about the date such option or stock appreciation right becomes vested. In addition, HCA Holdings, Inc. will make a cash payment to each holder of unvested restricted share units under the Company's equity incentive plans outstanding on the 2012 Record Date, on a per share basis, equal to the product of (x) the number of shares of common stock subject to such unvested restricted share units multiplied by (y) an amount equal to the 2012 Distribution less (z) any applicable withholding taxes (to be paid as and when the unvested restricted share unit to which such amount relates becomes vested in accordance with the applicable vesting schedule of such restricted share unit).

For additional information concerning the distribution payments on equity awards held by the named executive officers, see the 2011 Summary Compensation Table.

Ownership Guidelines

While we have maintained stock ownership guidelines in the past, we no longer have a policy regarding stock ownership guidelines for our executive officers. However, we do believe equity ownership aligns our executive officers' interests with those of the Investors. Accordingly, as senior officers at the time of the Merger, Messrs. Bracken, Johnson, Hazen and Hall were required to rollover at least half their pre-Merger equity and, therefore, maintain significant stock ownership in the Company. See "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters." Also, each independent director is expected to directly or indirectly acquire a number of shares of our common stock with a value of three times the value of the annual cash retainer for a director's service on the Board of Directors within three years from the later of the Company's listing on the NYSE or the date on which they are elected to the Board of Directors.

Retirement Plans

We currently maintain one tax-qualified retirement plan in which the named executive officers are eligible to participate, the HCA 401(k) Plan, to aid in retention and to assist employees in providing for their retirement. We also formerly maintained the HCA Retirement Plan, which as of April 1, 2008, merged into the HCA 401(k) Plan resulting in one tax-qualified retirement plan. Generally, all employees who have completed the required service are eligible to participate in the HCA 401(k) Plan. Each of our named executive officers participates in the plan. For additional information on these plans, including amounts contributed by HCA in 2011 to the named executive officers, see the Summary Compensation Table and related footnotes and narratives and "2011 Pension Benefits."

Our key executives, including the named executive officers, also participate in two supplemental retirement programs. The Committee and the Board initially approved these supplemental programs to:

- Recognize significant long-term contributions and commitments by executives to the Company and to performance over an extended period of time;
- Induce our executives to continue in our employ through a specified normal retirement age (initially 62 through 65, but reduced to 60 upon the change in control at the time of the Merger in 2006); and
- Provide a competitive benefit to aid in attracting and retaining key executive talent.

The HCA Restoration Plan, a non-qualified retirement plan, provides a benefit to replace a portion of the contributions lost in the HCA 401(k) Plan due to certain Internal Revenue Service limitations. Effective January 1, 2008, participants in the SERP (described below) are no longer eligible for Restoration Plan contributions. However, the hypothetical accounts maintained for each named executive officer under this plan as of January 1, 2008 will continue to be maintained and were increased or decreased with hypothetical investment returns based on the actual investment return of the Mix B fund within the HCA 401(k) Plan through December 31, 2010. Subsequently, the hypothetical accounts as of December 31, 2010 will continue to be maintained but will not be increased or decreased with hypothetical investment returns. For additional information concerning the Restoration Plan, see "2011 Nonqualified Deferred Compensation."

Key executives also participate in the Supplemental Executive Retirement Plan (the "SERP"), adopted in 2001. The SERP benefit brings the total value of annual retirement income to a specific income replacement level. For named executive officers with 25 years or more of service, this income replacement level is 60% of final average pay (base salary and PEP payouts) at normal retirement, a competitive level of benefit at the time the plan was implemented. Due to the Merger, all participants are fully vested in their SERP benefits and the plan is now frozen to new entrants. For additional information concerning the SERP, see "2011 Pension Benefits."

In the event a participant renders service to another health care organization within five years following retirement or termination of employment, he or she forfeits the rights to any further payment, and must repay any payments already made. This non-competition provision is subject to waiver by the Committee with respect to the named executive officers.

Personal Benefits

Our executive officers receive limited, if any, benefits outside of those offered to our other employees. Generally, we provide these benefits to increase travel and work efficiencies and allow for more productive use of the executive's time. Mr. Bracken is permitted to use the Company aircraft for personal trips, subject to the aircraft's availability. The named executive officers may have their spouses accompany them on business trips taken on the Company aircraft, subject to seat availability. In addition, there are times when it is appropriate for an executive's spouse to attend events related to our business. On those occasions, we will pay for the travel expenses of the executive's spouse. Messrs. Hall and Foster were also reimbursed for certain club dues and/or expenses attributable to their personal use of such resources in 2011. We will, on an as needed basis, provide mobile telephones and personal digital assistants to our employees, and certain of our executive officers have obtained such devices through us. The value of these personal benefits, if any, is included in the executive officer's income for tax purposes and, in certain limited circumstances, the additional income attributed to an executive officer as a result of one or more of these benefits may be grossed up to cover the taxes due on that income. Except as otherwise discussed herein, other welfare and employee-benefit programs are the same for all of our eligible employees, including our executive officers. For additional information, see footnote (4) to the Summary Compensation Table.

Severance and Change in Control Benefits

As noted above, our named executive officers, with the exception of Mr. Foster, who is covered under our Executive Severance Policy, have entered into employment agreements, which provide, among other things, each executive's rights upon a termination of employment in exchange for non-competition, non-solicitation, and confidentiality covenants. We believe that reasonable severance benefits are appropriate in order to be competitive in our executive retention efforts. These benefits should reflect the fact that it may be difficult for such executives to find comparable employment within a short period of time. We also believe that these types of agreements were appropriate and customary in situations such as the Merger wherein the executives made significant personal investments in the Company and that investment is generally illiquid for a significant period of time. Finally, we believe formalized severance arrangements are common benefits offered by employers competing for similar senior executive talent.

Severance Benefits for Named Executive Officers (except Mr. Foster)

If employment is terminated by the Company without "cause" or by the executive for "good reason" (whether or not the termination was in connection with a change-in-control), the executive would be entitled to "accrued rights" (cause, good reason and accrued rights are as defined in "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Employment Agreements") plus:

- Subject to restrictive covenants and the signing of a general release of claims, an amount equal to two times for Messrs. Hazen and Hall and three times in the case of Messrs. Bracken and Johnson the sum of base salary plus the annual PEP incentive paid or payable in respect of the fiscal year immediately preceding the fiscal year in which termination occurs, payable over a two year period;
- Pro-rata bonus; and
- Continued coverage under our group health plans during the period over which the cash severance is paid.

Additionally, unvested options will be forfeited; however, vested New Options granted in 2007 and the 2x Time Options granted in 2009 will remain exercisable until the first anniversary of the termination of the executive's employment. Pursuant to the terms of the 2011 Option agreements, vested 2011 Options granted to Messrs. Hazen and Hall will remain exercisable for 180 days following termination of the executive's employment.

Further, pursuant to the RSU agreements governing the RSUs granted to Messrs. Bracken, Johnson, Hazen and Hall under the 2010 PEP, (1) in the event the executive officer's employment terminates by reason of "retirement" (defined under such agreements as resignation from service (i) after attaining 65 years of age or (ii) after attaining 60 years of age and completing three years of service with the Company or any of its subsidiaries), the executive shall become vested in any unvested RSUs and such RSUs shall continue to be payable on each applicable vesting date that occurs following their retirement, and (2) in the event the executive's death or disability (as defined under Section 409A of the Internal Revenue Code), all unvested RSUs shall immediately vest.

Severance Benefits for Mr. Foster

Under the Company's Executive Severance Policy applicable to Mr. Foster, if his employment is terminated involuntarily by the Company (other than for a reason that would result in him not being eligible for rehire), by Mr. Foster for "good reason" (as defined below), or as a result of, and after, a change-in-control (as defined under Section 409A of the Internal Revenue Code), Mr. Foster would be entitled to:

- Subject to the signing of a separation agreement and general release (which is required unless his termination is part of a planned reduction involving a group or class of employees), an amount equal to twenty-four (24) months of his base salary in a lump sum payment at his current base salary rate;
- Pro-rata PEP bonus; and
- A lump sum payment equal to the amount needed in order to continue his existing medical coverage under the Consoldiated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") for eighteen (18) months.

"*Good Reason*" under the Executive Severance Policy is defined as actions taken by the Company that result in a materially negative change to the executive, such as the duties to be performed, the conditions under which duties are performed, or the compensation received. Isolated or inadvertent failure by the Company that is not in bad faith and is remedied within ten business days of written notice from an executive does not constitute good reason.

Additionally, pursuant to the option agreements governing Mr. Foster's option awards, Mr. Foster's unvested options will be forfeited; however, his vested options granted in 2007, 2009 and 2011 will remain exercisable for 180 days following termination of his employment.

Because we believe a termination by the executive for good reason (a constructive termination) is conceptually the same as an actual termination by the Company without cause, we believe it is appropriate to provide severance benefits following such a constructive termination of the named executive officer's employment. All of our severance provisions are believed to be within the realm of competitive practice and are intended to provide fair and reasonable compensation to the executive upon a termination event.

Change in Control Benefits

Pursuant to the Stock Option Agreements governing the New Options granted in 2007, the options granted to Mr. Foster in 2009, and the 2x Time Options granted in 2009, all under the 2006 Plan, upon a Change in Control of the Company (as defined below), all unvested time vesting New Options, 2009 options and 2x Time Options (that have not otherwise terminated or become exercisable) shall become immediately exercisable. Performance options that vest subject to the achievement of EBITDA targets will become exercisable upon a Change in Control of the Company if: (i) prior to the date of the occurrence of such event, all EBITDA targets have been achieved for years ending prior to such date; (ii) on the date of the occurrence of such event, the Company's actual cumulative total EBITDA earned in all years occurring after the performance option grant date, and ending on the date of the Change in Control, exceeds the cumulative total of all EBITDA targets in effect for those same years; or (iii) the Investor Return is at least two-and-a-half times the price paid to the stockholders in the Merger (or $28.30). For purposes of the vesting provision set forth in clause (ii) above, the EBITDA target for the year in which the Change in Control occurs shall be equitably adjusted by the Board of Directors in good faith in consultation with the chief executive officer (which adjustment shall take into account the time during such year at which the Change in Control occurs). Performance vesting options that vest based on the investment return to the Sponsors will only vest upon the occurrence of a Change in Control if, as a result of such event, the applicable Investor Return (i.e., at least two times the price paid to the stockholders in the Merger for half of these options and at least two-and-one-half times the price paid to the stockholders in the Merger for the other half of these options) is also achieved in such transaction (if not previously achieved). "Change in Control" means in one or more of a series of transactions (i) the transfer or sale of all or substantially all of the assets of the Company (or any direct or indirect parent of the Company) to an Unaffiliated Person (as defined below); (ii) a merger, consolidation, recapitalization or reorganization of the Company (or any direct or indirect parent of the Company) with or into another Unaffiliated Person, or a transfer or sale of the voting stock of the Company (or any direct or indirect parent of the Company), an Investor, or any affiliate of any of the Investors to an Unaffiliated Person, in any such event that results in more than 50% of the common stock of the Company (or any direct or indirect parent of the Company) or the resulting company being held by an Unaffiliated Person; or (iii) a merger, consolidation, recapitalization or reorganization of the Company (or any direct or indirect parent of the Company) with or into another Unaffiliated Person, or a transfer or sale by the Company (or any direct or indirect parent of the Company), an Investor or any affiliate of any of the Investors, in any such event after which the Investors and their affiliates (x) collectively own less than 15% of the common stock of and (y) collectively have the ability to appoint less than 50% of the directors to the Board (or any resulting company after a merger). For purposes of this definition, the term "Unaffiliated Person" means a person or group who is not an Investor, an affiliate of any of the Investors or an entity in which any Investor holds, directly or indirectly, a majority of the economic interest in such entity.

Pursuant to the RSU agreements governing the RSUs granted to Messrs. Bracken, Johnson, Hazen and Hall under the 2010 PEP, upon a Change of Control of the Company (as defined immediately above), all unvested RSUs shall immediately vest.

Pursuant to the Stock Option Agreements governing the 2011 Options, under the 2006 Plan, upon a Change in Control of the Company (as defined below), all unvested time vesting 2011 Options (that have not otherwise terminated or become exercisable) shall become immediately exercisable, and all unvested EBITDA performance options (that have not otherwise terminated or become exercisable) shall also become immediately exercisable. For purposes of the 2011 Options, "Change in Control" shall mean, in lieu of any definition contained in the 2006 Plan: (i) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any person or group other than, as of the date of determination, (A) any and all of an employee benefit plan (or trust forming a part thereof) maintained by (1) the Company or (2) any corporation or other person of which a majority of its voting power of its voting equity securities or equity interest is owned, directly or indirectly, by the Company; (B) Hercules Holding, but only for so long as Hercules Holding continues to hold at least 30% of the voting power of the Company's voting equity securities, or (C) any Equity Sponsor (as defined in the Company's Amended and Restated Certificate of Incorporation dated as of March 8, 2011), but only for so long as the Equity Sponsors, in the aggregate, continue to hold at least 30% of the voting power of the Company's voting equity securities (any of the foregoing, "Permitted Holders"); or (ii) any person or group, other than the Permitted Holders, becomes the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act (or any successor rule thereto) (except that a Person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company (or any entity which controls the Company), including by way of merger, consolidation, tender or exchange offer or otherwise; or (iii) a reorganization, recapitalization, merger or consolidation (a "Corporate Transaction") involving the Company, unless securities representing more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Company or the corporation resulting from such Corporate Transaction (or the parent of such corporation) are beneficially owned subsequent to such transaction by the person or persons who were the beneficial owners of the outstanding voting securities entitled to vote generally in the election of directors of the Company immediately prior to such Corporate Transaction, in substantially the same proportions as their ownership immediately prior to such Corporate Transaction; or (iv) during any period of 12 months, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office.

The Committee believes that the potential acceleration of vesting described above is appropriate in order to avoid being at a competitive disadvantage in the Company's recruiting and retention efforts, as employees often consider equity upside opportunities in a change in control transaction to be a critical element of compensation. Additionally, accelerated vesting provisions provide security that equity-related consideration will be earned in the event the Company is sold or the subject of a "hostile" takeover. The absence of such an agreement could impact an employee's willingness to work through a merger transaction which could be beneficial to our stockholders.

Additional information regarding applicable payments under such agreements for the named executive officers is provided under "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Employment Agreements" and "Potential Payments Upon Termination or Change in Control."

Recoupment of Compensation

Information regarding the Company's policy with respect to recovery of incentive compensation is provided under "Annual Incentive Compensation: PEP" above.

Tax and Accounting Implications

The Committee considers the impact of Section 162(m) of the Internal Revenue Code in the design of its compensation strategies. Under Section 162(m), compensation paid to executive officers in excess of $1,000,000 cannot be taken by us as a tax deduction unless the compensation qualifies as performance-based compensation.

We have determined, however, that we will not necessarily seek to limit executive compensation to amounts deductible under Section 162(m) if we believe such limitation is not in the best interests of our stockholders. While considering the tax implications of its compensation decisions, the Committee believes its primary focus should be to attract, retain and motivate executives and to align the executives' interests with those of our stakeholders.

The Committee operates its compensation programs with the good faith intention of complying with Section 409A of the Internal Revenue Code. We account for stock based payments with respect to our long term equity incentive award programs in accordance with the requirements of ASC 718.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Jay O. Light, Chairperson
John P. Connaughton
Michael W. Michelson
Geoffrey G. Meyers

2011 Summary Compensation Table

The following table sets forth information regarding the compensation earned by the Chief Executive Officer, the Chief Financial Officer and our other three most highly compensated executive officers during 2011.

Name and Principal Positions	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Richard M. Bracken	2011	$1,324,975	—	$1,638,572	$2,749,138	$ 25,661	$ 5,738,346
Chairman and Chief	2010	$1,324,975	—	$2,614,824	$9,250,610	$25,010,638	$38,201,047
Executive Officer	2009	$1,324,975	$3,361,016	$3,445,000	$4,096,368	$ 25,532	$12,252,891
R. Milton Johnson	2011	$ 849,984	—	$ 664,632	$1,225,499	$ 16,500	$ 2,756,615
President, Chief	2010	$ 849,984	—	$1,032,267	$3,524,104	$16,520,422	$21,926,777
Financial Officer Director	2009	$ 849,984	$2,520,714	$1,360,000	$2,032,089	$ 17,674	$ 6,780,461
Samuel N. Hazen	2011	$ 829,558	$1,066,825	$ 706,172	$1,410,183	$ 17,474	$ 4,030,212
President — Operations	2010	$ 788,672	—	$ 816,431	$2,637,016	$10,759,757	$15,001,876
	2009	$ 788,672	$ 997,771	$1,041,067	$1,725,405	$ 16,499	$ 4,569,414
Charles J. Hall	2011	$ 733,329	$ 853,460	$ 517,134	$1,355,851	$ 16,598	$ 3,476,372
President — National Group							
Jon M. Foster	2011	$ 631,877	$ 853,460	$ 381,767	$ 843,960	$ 20,404	$ 2,731,468
President — Southwest Group							

(1) Option Awards for 2011 and 2009 include the aggregate grant date fair value of the stock option awards granted during fiscal years 2011 and 2009 in accordance with ASC 718 with respect to the stock options to purchase shares of our common stock awarded to the named executive officers in fiscal years 2009 and 2011 under the 2006 Plan. Assumptions used in the calculations of these amounts are set forth in Note 2 to our consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

(2) Non-Equity Incentive Plan Compensation for 2011 reflects amounts earned for the year ended December 31, 2011 under the 2011 PEP, which amounts were paid in cash in the first quarter of 2012 pursuant to the terms of the 2011 PEP. For 2011, the Company did not achieve its target performance level, but exceeded its threshold performance level, as adjusted, with respect to the Company's EBITDA, the National Group's

EBITDA and the Southwest Group's EBITDA; therefore, pursuant to the terms of the 2011 PEP, awards under the 2011 PEP were paid out to the named executive officers at approximately 97.74% of each such officer's respective target amount, with the exception of Mr. Hall, whose award was paid out at approximately 91.94% his target amount, due to the 50% of his PEP based on the National Group EBITDA, and Mr. Foster, whose award was paid out at approximately 88.99% of his target amount, due to the 50% of his PEP based on the Southwest Group EBITDA.

Non-Equity Incentive Plan Compensation for 2010 reflects amounts earned for the year ended December 31, 2010 under the 2010 PEP, which amounts were paid in cash up to the target level and 50% in cash and 50% through the grant of RSU awards in the first quarter of 2011 for amounts in excess of target, pursuant to the terms of the 2010 PEP. For 2010, the Company achieved its target performance level, but not did not reach its maximum performance level, as adjusted, with respect to the Company's EBITDA; therefore, pursuant to the terms of the 2010 PEP, 2010 awards under the 2010 PEP was paid out to the named executive officers at approximately 151.8% of each such officer's respective target amount, with the exception of Mr. Hazen, whose award was paid out at approximately 156.9% his target amount, due to the 50% of his PEP based on the Western Group EBITDA, which also exceeded the target performance level but did not reach the maximum performance level.

Non-Equity Incentive Plan Compensation for 2009 reflects amounts earned for the year ended December 31, 2009 under the 2008-2009 PEP, which amounts were paid in the first quarter of 2010 pursuant to the terms of the 2008-2009 PEP. For 2009, the Company exceeded its maximum performance level, as adjusted, with respect to the Company's EBITDA and the Western Group EBITDA; therefore, pursuant to the terms of the 2008-2009 PEP, awards under the 2008-2009 PEP were paid out to the named executive officers, at the maximum level of 200% of their respective target amounts.

(3) All amounts for 2011 are attributable to changes in value of the SERP benefits. Assumptions used to calculate these figures are provided under the table titled "2011 Pension Benefits." The changes in the SERP benefit value during 2011 were impacted mainly by: (i) the passage of time which reflects another year of pay and service plus actual investment return, (ii) the discount rate changing from 4.25% to 4.08%, which resulted in an increase in the value and (iii) the Restoration Plan account balance being frozen as of January 1, 2011. The impact of these events on the SERP benefit values was:

	Bracken	Johnson	Hazen	Hall	Foster
Passage of Time	$1,872,125	$ 474,041	$ 83,942	$ 987,129	$ 581,551
Discount Rate Change	$ 642,740	$ 360,402	$ 355,979	$ 287,980	$ 84,055
Restoration Plan Account Freeze	$ 234,273	$ 391,056	$ 970,262	$ 80,742	$ 178,354

All amounts for 2010 are attributable to changes in value of the SERP benefits. Assumptions used to calculate these figures are provided under the table titled "2011 Pension Benefits." The changes in the SERP benefit value during 2010 were impacted mainly by: (i) the passage of time which reflects another year of pay and service plus actual investment return and (ii) the discount rate changing from 5.00% to 4.25%, which resulted in an increase in the value. The impact of these events on the SERP benefit values was:

	Bracken	Johnson	Hazen
Passage of Time	$6,851,260	$2,181,373	$1,351,824
Discount Rate Change	$2,399,350	$1,342,731	$1,285,192

All amounts for 2009 are attributable to changes in value of the SERP benefits. Assumptions used to calculate these figures are provided under the table titled "2011 Pension Benefits." The changes in the SERP benefit value during 2009 were impacted mainly by: (i) the passage of time which reflects another year of pay and service plus actual investment return and (ii) the discount rate changing from 6.25% to 5.00%, which resulted in an increase in the value. The impact of these events on the SERP benefit values was:

	Bracken	Johnson	Hazen
Passage of Time	$1,655,097	$ 618,320	$ 343,653
Discount Rate Change	$2,441,271	$1,413,769	$1,381,752

(4) 2011 amounts generally consist of:

- Matching Company contributions to our 401(k) Plan as set forth below.

	Bracken	Johnson	Hazen	Hall	Foster
HCA 401(k) matching contribution	$16,500	$16,500	$16,500	$16,500	$14,700

- Personal use of corporate aircraft. In 2011, Messrs. Bracken and Hazen were allowed personal use of Company aircraft with an estimated incremental cost of $8,086 and $974, respectively, to the Company. Messrs. Johnson, Hall and Foster did not have any personal use of the Company aircraft in 2011. We calculate the aggregate incremental cost of the personal use of Company aircraft based on a methodology that includes the average aggregate cost, on a per nautical mile basis, of variable expenses incurred in connection with personal plane usage, including trip-related maintenance, landing fees, fuel, crew hotels and meals, on-board catering, trip-related hangar and parking costs and other variable costs. Because our aircraft are used primarily for business travel, our incremental cost methodology does not include fixed costs of owning and operating aircraft that do not change based on usage. We grossed up the income attributed to Mr. Bracken with respect to certain trips on Company aircraft. The additional income attributed to him as a result of gross ups was $1,075.

- Personal club expenses. In 2011, we paid approximately $98 and $5,704 for personal use of club membership benefits for Messrs. Hall and Foster, respectively.

2010 amounts generally consist of:

- Distributions paid in 2010 on vested stock options held by the named executive officers on the applicable distribution record dates. Distributions of $3.88, $1.11 and $4.44, respectively, per share of common stock subject to such outstanding vested stock options held on the February 1, May 6 and November 24, 2010 record dates, respectively, were paid to the named executive officers in 2010. The total cash distributions received on vested stock options by the named executive officers in 2010 were:

	Bracken	Johnson	Hazen
Cash distributions on vested stock options	$21,752,083	$14,193,133	$9,264,688

- Distributions that will become payable to the named executive officers upon the vesting of the applicable unvested stock option awards held by the named executive officers on the November 24, 2010 record date. In accordance with the award agreements governing the New Option awards held by the named executive officers, the Company reduced the per share exercise price of any unvested option outstanding as of the November 24, 2010 record date by the per share distribution amount ($4.44 per share) to the extent the per share exercise price could be reduced under applicable tax rules. Pursuant to such award agreements, to the extent the per share exercise price could not be reduced by the full $4.44 per share distribution, the Company will pay the named executive officers an amount on a per share basis equal to the balance of the per share distribution amount not permitted to be applied to reduce the exercise price of the applicable option in respect of each share of common stock subject to such unvested option outstanding as of the November 24, 2010 record date upon the vesting of such option. The total cash distributions attributable to the November 24, 2010 record date distribution (such amounts representing the balance of the distribution amount by which the exercise price of such options could not be reduced under applicable tax rules) that will become payable upon vesting of the applicable unvested stock options awards held by the named executive officers on November 24, 2010 are:

	Bracken	Johnson	Hazen
Balance of November 24, 2010 distribution amount payable on unvested stock options upon vesting of such options	$3,232,926	$2,309,235	$1,477,896

- Matching Company contributions to our 401(k) Plan as set forth below.

	Bracken	Johnson	Hazen
HCA 401(k) matching contribution	$16,500	$16,500	$16,499

- Personal use of corporate aircraft. In 2010, Messrs. Bracken and Johnson were allowed personal use of Company aircraft with an estimated incremental cost of $6,149 and $1,554, respectively, to the Company. Mr. Hazen did not have any personal travel on Company aircraft in 2010. We calculate the aggregate incremental cost of the personal use of Company aircraft based on a methodology that includes the average aggregate cost, on a per nautical mile basis, of variable expenses incurred in connection with personal plane usage, including trip-related maintenance, landing fees, fuel, crew hotels and meals, on-board catering, trip-related hangar and parking costs and other variable costs. Because our aircraft are used primarily for business travel, our incremental cost methodology does not include fixed costs of owning and operating aircraft that do not change based on usage. We grossed up the income attributed to Mr. Bracken with respect to certain trips on Company aircraft. The additional income attributed to him as a result of gross ups was $1,891. In addition, we will pay the expenses of our executives' spouses associated with travel to and/or attendance at business related events at which spouse attendance is appropriate. We paid approximately $692 and $495 for travel and/or other expenses incurred by Messrs. Bracken and Hazen's spouses, respectively, for such business related events, and additional income of $397 and $179 was attributed to Messrs. Bracken and Hazen, respectively, as a result of the gross up on such amounts.

2009 amounts generally consist of:

- Matching Company contributions to our 401(k) Plan as set forth below.

	Bracken	Johnson	Hazen
HCA 401(k) matching contribution	$16,500	$16,500	$16,499

- Personal use of corporate aircraft. In 2009, Messrs. Bracken and Johnson were allowed personal use of Company aircraft with an estimated incremental cost of $5,025 and $1,129, respectively, to the Company. Mr. Hazen did not have any personal travel on Company aircraft in 2009. We calculate the aggregate incremental cost of the personal use of Company aircraft based on a methodology that includes the average aggregate cost, on a per nautical mile basis, of variable expenses incurred in connection with personal plane usage, including trip-related maintenance, landing fees, fuel, crew hotels and meals, on-board catering, trip-related hangar and parking costs and other variable costs. Because our aircraft are used primarily for business travel, our incremental cost methodology does not include fixed costs of owning and operating aircraft that do not change based on usage. We grossed up the income attributed to Mr. Bracken with respect to certain trips on Company aircraft. The additional income attributed to him as a result of gross ups was $594. In addition, we will pay the expenses of our executives' spouses associated with travel to and/or attendance at business related events at which spouse attendance is appropriate. We paid approximately $2,477 for travel and/or other expenses incurred by Mr. Bracken's spouse for such business related events, and additional income of $891 was attributed to Mr. Bracken as a result of the gross up on such amount.

2011 Grants of Plan-Based Awards

The following table provides information with respect to awards made under our 2006 Plan and 2011 PEP during the 2011 fiscal year.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards ($)(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards (#)			All Other Option Awards: Number of Securities Underlying Options(2)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Richard M. Bracken	N/A	$430,625	$1,722,500	$3,445,000	—	—	—	—	—	—
R. Milton Johnson	N/A	$170,000	$ 680,000	$1,360,000	—	—	—	—	—	—
Samuel N. Hazen	11/2/2011	—	—	—	—	62,500	—	62,500	$23.35	$1,066,825
Samuel N. Hazen	N/A	$180,625	$ 722,500	$1,445,000	—	—	—	—	—	—
Charles J. Hall	11/2/2011	—	—	—	—	50,000	—	50,000	$23.35	$ 853,460
Charles J. Hall	N/A	$140,625	$ 562,500	$1,125,000	—	—	—	—	—	—
Jon M. Foster	11/2/2011	—	—	—	—	50,000	—	50,000	$23.35	$ 853,460
Jon M. Foster	N/A	$107,250	$ 429,000	$ 858,000	—	—	—	—	—	—

(1) Non-equity incentive awards granted to each of the named executive officers pursuant to our 2011 PEP for the 2011 fiscal year, as described in more detail under "Compensation Discussion and Analysis — Elements of Compensation – Annual Incentive Compensation: PEP." The amounts shown in the "Threshold" column reflect the threshold payment, which is 25% of the amount shown in the "Target" column. The amount shown in the "Maximum" column is 200% of the target amount. Pursuant to the terms of the 2011 PEP, the Company achieved its threshold performance level, as adjusted, but did not reach its target performance level, as adjusted, with respect to the Company's EBITDA, the National Group's EBITDA and the Southwest Group's EBITDA. Therefore, 2011 awards under the 2011 PEP were paid out to the named executive officers at approximately 97.74% of each such officer's respective target amount, with the exception of Mr. Hall, whose award was paid out at approximately 91.94% his target amount, due to the 50% of his PEP based on the National Group EBITDA, and Mr. Foster, whose award was paid out at approximately 88.99% of his target amount, due to the 50% of his PEP based on the Southwest Group EBITDA. Under the 2011 PEP for the 2011 fiscal year, Messrs. Bracken, Johnson, Hazen, Hall and Foster received cash payments of $1,683,572, $664,632, $706,172, $517,134 and $381,767, respectively. Such amounts are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(2) Stock options awarded under the 2006 Plan by the Committee as part of the named executive officer's long term equity incentive award. The 2011 Options are structured so that 1/2 are time vested options (vesting in four equal installments on the first four anniversaries of the grant date) and 1/2 are EBITDA-based performance vested options (with up to 25% vesting at the end of each of fiscal years 2011, 2012, 2013 and 2014 upon the Committee's determination of the extent to which certain EBITDA performance targets have been met for the applicable fiscal year). The time vested options are reflected in the "All Other Option Awards: Number of Securities Underlying Options" column and the EBITDA performance vested options are reflected in the "Estimated Possible Payouts Under Equity Incentive Plan Awards – Target" column. The terms of these option awards are described in more detail under "Compensation Discussion and Analysis – Elements of Compensation – Long Term Equity Incentive Awards: Options and Stock Appreciation Rights." The aggregate grant date fair value of these option grants in accordance with ASC 718 is reflected in the "Option Awards" column of the Summary Compensation Table.

Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table

Total Compensation

In 2011, 2010 and 2009, total direct compensation, as described in the Summary Compensation Table, consisted primarily of base salary, annual PEP awards payable in cash, and in 2009, the 2x Time Option grants as set forth in Messrs. Bracken, Johnson, Hazen and Hall's employment agreements which fully vested on the fifth anniversary of the Merger (November 17, 2011), and in 2010, distributions paid on the vested stock options held by the named executive officers on the applicable record dates and distributions that will become payable to the named executive officers upon the vesting of certain unvested stock option awards held by the named executive officers on the November 24, 2010 distribution record date to the extent the exercise price of such options could not be fully reduced by the distribution amount under applicable tax rules, and in 2011, as a part of the Company's internal reorganization, the 2011 Option grants to Messrs. Hazen, Hall and Foster, 1/2 of which are subject to time-vesting (vesting in four equal installments on the first four anniversaries of the grant date) and 1/2 of which are subject to EBITDA performance vesting conditions (with up to 25% vesting at the end of each of fiscal years 2011, 2012, 2013 and 2014 upon the Committee's determination of the extent to which certain EBITDA performance targets have been met for the applicable fiscal year). This mix was intended to reflect our philosophy that a significant portion of an executive's compensation should be equity-linked and/or tied to our operating performance. In addition, we provided an opportunity for executives to participate in two supplemental retirement plans; however, effective January 1, 2008, participants in the SERP are no longer eligible for Restoration Plan contributions, although Restoration Plan accounts will continue to be maintained for such participants (for additional information concerning the Restoration Plan, see "2011 Nonqualified Deferred Compensation").

Options

In January 2007, New Options to purchase common stock of the Company were granted under the 2006 Plan to members of management and key employees, including the named executive officers. The New Options were designed to be long term equity incentive awards, constituting a one-time stock option grant in lieu of annual equity grants. The New Options granted in 2007 have a ten year term and are structured so that 1/3 are time vested options (vesting in five equal installments on the first five anniversaries of the grant date), 1/3 are EBITDA-based performance vested options and 1/3 are performance options that vest based on investment return to the Sponsors. The terms of the New Options granted in 2007 are described in greater detail under "Compensation Discussion and Analysis — Elements of Compensation – Long-Term Equity Incentive Awards: Options and Stock Appreciation Rights."

In accordance with their employment agreements entered into at the time of the Merger, as each may have been or may be subsequently amended, Messrs. Bracken, Johnson, Hazen and Hall received the 2x Time Options in October 2009 with an exercise price equal to two times the share price at the Merger (or $22.64). The Committee allocated the 2x Time Options in consultation with our Chief Executive Officer, based on past executive contributions and future anticipated impact on Company objectives. The 2x Time Options have a ten year term and are structured so that 40% were vested upon grant, an additional 20% percent of the options vested on November 17, 2009, November 17, 2010 and November 17, 2011, respectively. Thereby, a portion of the grant was vested on the date of the grant based on employment served since the Merger. The terms of the 2x Time Options are otherwise consistent with other time vesting options granted under the 2006 Plan. The terms of the 2x Time Options granted in 2009 are described in greater detail under "Compensation Discussion and Analysis — Elements of Compensation – Long-Term Equity Incentive Awards: Options and Stock Appreciation Rights." The aggregate grant date fair value of the 2x Time Options granted in 2009 in accordance with ASC 718 is included under the "Option Awards" column of the Summary Compensation Table.

In November 2011, Options to purchase common stock of the Company were granted under the 2006 Plan to Messrs. Hazen, Hall and Foster as a reflection of the additional responsibilities they assumed in connection with the Company's internal reorganization in 2011. The 2011 Options were designed to be long term equity incentive awards. The 2011 Options have a ten year term and are structured so that ½ are time vested options (vesting in four equal installments on the first four anniversaries of the grant date) and ½ are EBITDA-based performance vested options (with up to 25% vesting at the end of each of fiscal years 2011, 2012, 2013 and 2014 upon the Committee's determination of the extent to which certain EBITDA performance targets have been met for the applicable fiscal year). The terms of the 2011 Options are described in greater detail under "Compensation Discussion and Analysis — Elements of Compensation — Long-Term Equity Incentive Awards: Options and Stock Appreciation Rights."

As a result of the Merger, all unvested awards under the HCA 2005 Equity Incentive Plan (the "2005 Plan") (and all predecessor equity incentive plans) vested in November 2006. Generally, all outstanding options under the 2005 Plan (and any predecessor plans) were cancelled and converted into the right to receive a cash payment equal to the number of shares of common stock underlying the option multiplied by the amount by which the Merger consideration of $11.32 per share exceeded the exercise price for the options (without interest and less any applicable withholding taxes). However, certain members of management, including the named executive officers, were given the opportunity to convert options held by them prior to consummation of the Merger into options to purchase shares of common stock of the surviving corporation ("Rollover Options"). Immediately after the consummation of the Merger, all Rollover Options (other than those with an exercise price below $2.83) were adjusted so that they retained the same "spread value" (as defined below) as immediately prior to the Merger, but the new per share exercise price for all Rollover Options became $2.83. The term "spread value" means the difference between (x) the aggregate fair market value of the common stock (determined using the Merger consideration of $11.32 per share) subject to the outstanding options held by the participant immediately prior to the Merger that became Rollover Options, and (y) the aggregate exercise price of those options.

New Options, 2x Time Options, 2011 Options and Rollover Options held by the named executive officers are described in the Outstanding Equity Awards at 2011 Fiscal Year-End Table.

Employment Agreements

In connection with the Merger, on November 16, 2006, Hercules Holding entered into substantially similar employment agreements with Messrs. Bracken, Johnson, Hazen, Hall and certain other executives, which agreements were shortly thereafter assumed by HCA Inc., and then in November 2010, to the extent applicable, by HCA Holdings, Inc., and which agreements govern the terms of each executive's employment. The Company entered into an amendment to Mr. Bracken's employment agreement, effective January 1, 2009, to reflect his appointment to the position of Chief Executive Officer. Effective as of February 9, 2011, the Company entered into amendments to Messrs. Bracken's, Johnson's, and Hazen's employment agreements reflecting the new titles and new responsibilities resulting from the Company's internal reorganization. In addition, Mr. Johnson's amendment reflects that he shall serve as a member of the Board of Directors of the Company for so long as he is an officer of the Company. Mr. Foster became a senior officer of the Company in February 2011 as a part of the Company's internal reorganization and does not have an employment agreement with the Company.

Executive Employment Agreements and Other Compensation Arrangements

The term of employment under each of these agreements is indefinite, and they are terminable by either party at any time; provided that an executive must give no less than 90 days notice prior to a resignation. Each employment agreement sets forth the executive's annual base salary, which will be subject to discretionary annual increases upon review by the Board of Directors, and states that the executive will be eligible to earn an annual bonus as a percentage of salary with respect to each fiscal year, based upon the extent to which annual performance targets established by the Board of Directors are achieved.

With respect to the 2011, 2010 and 2009 fiscal years, each executive (with the exception of Mr. Foster who only participated in the 2011 PEP) was eligible to earn under the 2011 PEP, 2010 PEP and the 2008-2009 PEP, respectively, (i) a target bonus, if performance targets were met; (ii) a specified percentage of the target bonus, if "threshold" levels of performance were achieved but performance targets were not met; or (iii) a multiple of the target bonus if "maximum" performance goals were achieved, with the annual bonus amount being interpolated, in the sole discretion of the Board of Directors, for performance results that exceeded "threshold" levels but do not meet or exceed "maximum" levels. The annual bonus opportunities for 2011 for the named executive officers were set forth in the 2011 PEP, as described in more detail under "Compensation Discussion and Analysis — Elements of Compensation – Annual Incentive Compensation: PEP." As described above, the Company exceeded its threshold performance level, as adjusted, for 2011 but did not reach its target performance level, as adjusted, with respect to the Company's EBITDA, the National Group's EBITDA and the Southwest Group's EBITDA. Therefore, 2011 awards under the 2011 PEP were paid out to the named executive officers at approximately 97.74% of each such officer's respective target amount, with the exception of Mr. Hall, whose award was paid out at approximately 91.94% his target amount, due to the 50% of his PEP based on the National Group EBITDA, and Mr. Foster, whose award was paid out at approximately 88.99% of his target amount, due to the 50% of his PEP based on the Southwest Group EBITDA. As described above, the Company achieved its target performance level, as adjusted, for 2010 but did not reach its maximum performance level, as adjusted, with respect to the Company's EBITDA and the Western Group EBITDA (Mr. Hazen was President – Western Group, prior to the Company's internal reorganization in February 2011). Therefore, 2010 awards under the 2010 PEP were paid out to Messrs. Bracken and Johnson at approximately 151.8% of each such officer's respective target amount, and to Mr. Hazen at approximately 156.9% of his target amount, due to the 50% of his PEP based on the Western Group EBITDA. As described above, the Company exceeded its maximum performance level, as adjusted, for 2009 with respect to the Company's EBITDA and the Western Group EBITDA; therefore, pursuant to the terms of the 2008-2009 PEP, awards were paid out to Messrs. Bracken, Johnson and Hazen, at the maximum level of 200% of their respective target amounts for 2009.

Each employment agreement also sets forth the number of options that the executive received pursuant to the 2006 Plan as a percentage of the total equity initially made available for grants pursuant to the 2006 Plan. Such option awards, the New Options, were made January 30, 2007 and are described above under "Options." In each of the employment agreements with Messrs. Bracken, Johnson, Hazen and Hall, we also committed to grant, among such officers and certain other executives, the 2x Time Options, which were granted, as described above, on October 6, 2009. Additionally, pursuant to the employment agreements, we agree to indemnify each executive against any adverse tax consequences (including, without limitation, under Section 409A and 4999 of the Internal Revenue Code), if any, that result from the adjustment by us of stock options held by the executive in connection with the Merger or the future payment of any extraordinary cash dividends.

Pursuant to each employment agreement, if an executive's employment terminates due to death or disability, the executive would be entitled to receive (i) any base salary and any bonus that is earned and unpaid through the date of termination; (ii) reimbursement of any unreimbursed business expenses properly incurred by the executive; (iii) such employee benefits, if any, as to which the executive may be entitled under our employee benefit plans (the payments and benefits described in (i) through (iii) being "accrued rights"); and (iv) a pro rata portion of any annual bonus that the executive would have been entitled to receive pursuant to the employment agreement based upon our actual results for the year of termination (with such proration based on the percentage of the fiscal year that shall have elapsed through the date of termination of employment, payable to the executive when the annual bonus would have been otherwise payable (the "pro rata bonus")).

Further, under each employment agreement, if an executive's employment is terminated by us without "cause" (as defined below) or by the executive for "good reason" (as defined below) (each a "qualifying termination"), the executive would be (i) entitled to the accrued rights; (ii) subject to compliance with certain confidentiality, non-competition and non-solicitation covenants contained in his or her employment agreement and execution of a general release of claims on behalf of the Company, an amount equal to the product of (x) two (three in the case of Richard M. Bracken and R. Milton Johnson) and (y) the sum of (A) the executive's base salary and (B) annual bonus paid or payable in respect of the fiscal year immediately preceding the fiscal year in which termination occurs, payable over a two-year period; (iii) entitled to the pro rata bonus; and (iv) entitled to continued coverage under our group health plans during the period over which the cash severance described in clause (ii) is paid. The executive's vested New Options and 2x Time Options would also remain exercisable until the first anniversary of the termination of the executive's employment. However, in lieu of receiving the payments and benefits described in (ii), (iii) and (iv) immediately above, the executive may instead elect to have his or her covenants not to compete waived by us. The same severance applies regardless of whether the termination was in connection with a change in control of the Company.

"Cause" is defined in each employment agreement as an executive's (i) willful and continued failure to perform his material duties to the Company which continues beyond 10 business days after a written demand for substantial performance is delivered; (ii) willful or intentional engagement in material misconduct that causes material and demonstrable injury, monetarily or otherwise, to the Company or the Sponsors; (iii) conviction of, or a plea of *nolo contendere* to, a crime constituting a felony, or a misdemeanor for which a sentence of more than six months' imprisonment is imposed; or (iv) willful and material breach of his covenants under the employment agreement which continues beyond the designated cure period or of the agreements relating to the new equity. "Good Reason" is defined as (i) a reduction in the executive's base salary (other than a general reduction that affects all similarly situated employees in substantially the same proportions which is implemented by the Board in good faith after consultation with the chief executive officer and chief operating officer), a reduction in the executive's annual incentive compensation opportunity, or the reduction of benefits payable to the executive under the SERP; (ii) a substantial diminution in the executive's title, duties and responsibilities; or (iii) a transfer of the executive's primary workplace to a location that is more than 20 miles from his or her current workplace (other than, in the case of (i) and (ii), any isolated, insubstantial and inadvertent failure that is not in bad faith and is cured within 10 business days after the executive's written notice to the Company).

Pursuant to each employment agreement, in the event of an executive's termination of employment that is not a qualifying termination or a termination due to death or disability, he or she will only be entitled to the "accrued rights" (as defined above).

Each employment agreement also provides that the Company and the executive agree to work together in good faith to try to address any issued posed by Section 280G and 4999 of the Internal Revenue Code that could arise as a result of a change in control of the Company (within the meaning of Section 280G of the Internal Revenue Code).

As a group president, the Company's Executive Severance Policy applies to Mr. Foster if his employment is terminated involuntarily by the Company (other than for a reason that would result in him not being eligible for rehire), by Mr. Foster for "good reason" (as defined in the policy), or as a result of, and after, a change-in-control (as defined under Section 409A of the Internal Revenue Code). The severance benefits applicable to Mr. Foster under this policy are described in more detail under "Compensation Discussion and Analysis — Severance and Change in Control Benefits – Severance Benefits for Mr. Foster."

Additional information with respect to potential payments to the named executive officers pursuant to their employment agreements or other compensation arrangements and the 2006 Plan is contained in "Potential Payments Upon Termination or Change in Control."

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table includes certain information with respect to options and RSUs held by the named executive officers as of December 31, 2011.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)(2)(3)(4)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)(3)(4)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)(2)(3)(4)	Option Exercise Price ($)(5)(6)(7)(8)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(9)	Market Value of Shares or Units of Stock That Have Not Vested ($)(10)
Richard M. Bracken	182,407	—	—	$ 2.83	1/29/2013	—	—
Richard M. Bracken	136,208	—	—	$ 2.83	1/29/2014	—	—
Richard M. Bracken	48,378	—	—	$ 2.83	1/27/2015	—	—
Richard M. Bracken	31,961	—	—	$ 2.83	1/26/2016	—	—
Richard M. Bracken	665,078	105,021	175,022	$ 5.31	1/30/2017	—	—
Richard M. Bracken	630,068	—	—	$ 11.32	1/30/2017	—	—
Richard M. Bracken	284,490	—	—	$ 13.21	10/6/2019	—	—
Richard M. Bracken	284,481	—	—	$ 17.65	10/6/2019	—	—
Richard M. Bracken	853,445	—	—	$ 22.64	10/6/2019	—	—
Richard M. Bracken	—	—	—	—	—	14,872	$327,630
R. Milton Johnson	41,689	—	—	$ 2.83	1/29/2013	—	—
R. Milton Johnson	36,319	—	—	$ 2.83	1/29/2014	—	—
R. Milton Johnson	117,188	—	—	$ 2.83	7/22/2014	—	—
R. Milton Johnson	29,016	—	—	$ 2.83	1/27/2015	—	—
R. Milton Johnson	19,374	—	—	$ 2.83	1/26/2016	—	—
R. Milton Johnson	475,059	75,013	125,015	$ 5.31	1/30/2017	—	—
R. Milton Johnson	450,048	—	—	$ 11.32	1/30/2017	—	—
R. Milton Johnson	213,365	—	—	$ 13.21	10/6/2019	—	—
R. Milton Johnson	213,356	—	—	$ 17.65	10/6/2019	—	—
R. Milton Johnson	640,070	—	—	$ 22.64	10/6/2019	—	—
R. Milton Johnson	—	—	—	—	—	5,871	$129,338
Samuel N. Hazen	104,232	—	—	$ 2.83	1/29/2013	—	—
Samuel N. Hazen	75,670	—	—	$ 2.83	1/29/2014	—	—
Samuel N. Hazen	29,016	—	—	$ 2.83	1/27/2015	—	—
Samuel N. Hazen	19,374	—	—	$ 2.83	1/26/2016	—	—
Samuel N. Hazen	304,031	48,010	80,010	$ 5.31	1/30/2017	—	—
Samuel N. Hazen	288,030	—	—	$ 11.32	1/30/2017	—	—
Samuel N. Hazen	84,464	—	—	$ 13.21	10/6/2019	—	—
Samuel N. Hazen	84,450	—	—	$ 17.65	10/6/2019	—	—
Samuel N. Hazen	253,352	—	—	$ 22.64	10/6/2019	—	—
Samuel N. Hazen	12,500	62,500	46,875	$ 23.35	11/2/2021	—	—
Samuel N. Hazen	—	—	—	—	—	4,932	$108,652
Charles J. Hall	10,346	—	—	$ 2.83	1/27/2015	—	—
Charles J. Hall	7,228	—	—	$ 2.83	1/26/2016	—	—
Charles J. Hall	266,027	42,009	70,009	$ 5.31	1/30/2017	—	—
Charles J. Hall	252,026	—	—	$ 11.32	1/30/2017	—	—
Charles J. Hall	84,464	—	—	$ 13.21	10/6/2019	—	—
Charles J. Hall	84,450	—	—	$ 17.65	10/6/2019	—	—
Charles J. Hall	253,352	—	—	$ 22.64	10/6/2019	—	—
Charles J. Hall	10,000	50,000	37,500	$ 23.35	11/2/2021	—	—
Charles J. Hall	—	—	—	—	—	5,771	$127,135
Jon M. Foster	666	—	—	$ 2.83	1/26/2016	—	—
Jon M. Foster	114,010	18,002	30,003	$ 5.31	1/30/2017	—	—
Jon M. Foster	108,010	—	—	$ 11.32	1/30/2017	—	—
Jon M. Foster	16,554	16,556	11,038	$ 6.48	8/27/2019	—	—
Jon M. Foster	5,518	—	—	$ 10.92	8/27/2019	—	—
Jon M. Foster	5,518	—	—	$ 15.91	8/27/2019	—	—
Jon M. Foster	10,000	50,000	37,500	$ 23.35	11/2/2021	—	—

(1) Reflects Rollover Options, as further described under "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Options," the 80% of the named executive officer's

time vested New Options, comprised of the 20% that vested as of January 30, 2008, January 30, 2009, January 30, 2010 and January 30, 2011, respectively, 100% of the named executive officer's EBITDA-based performance vested New Options, comprised of the 20% that vested as of December 31, 2007, December 31, 2008, December 31, 2009, December 31, 2010 and December 31, 2011, respectively (upon the Committee's determination that the Company achieved the 2007, 2008, 2009, 2010 and 2011 EBITDA performance targets under the option awards, as adjusted, as described in more detail under "Compensation Discussion and Analysis — Elements of Compensation – Long-Term Equity Incentive Awards: Options and Stock Appreciation Rights") , the 2/3 of the named executive officer's Investor Return performance vested New Options, comprised of the 1/3 that vested as of March 15, 2011 and December 31, 2011, respectively, as a result of the achievement of certain specified investment return targets, as described in more detail under "Compensation Discussion and Analysis — Elements of Compensation—Long-Term Equity Incentive Awards: Options and Stock Appreciation Rights"), the 40% of Mr. Foster's time vested 2009 options, comprised of the 20% that vested as of August 27, 2010 and August 27, 2011, respectively, and the 60% of Mr. Foster's EBITDA-based performance vested 2009 options, comprised of the 20% that vested as of December 31, 2009, December 31, 2010 and December 31, 2011, respectively (upon the Committee's determination that the Company achieved the 2009, 2010 and 2011 EBITDA performance targets under the option awards, as adjusted, as described in more detail under "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Equity Incentive Awards: Options and Stock Appreciation Rights"), the 100% of Messrs. Bracken, Johnson, Hazen and Hall's vested 2x Time Options, comprised of the 40% that were vested on the grant date and the 20% that vested on November 17, 2009, November 17, 2010 and November 17, 2011, respectively, and the 20% of Messrs. Hazen, Hall and Foster's EBITDA-based performance vested 2011 Options, comprised of the 20% that vested as of December 31, 2011 (upon the Committee's determination that the Company achieved the 80% vesting level of the 2011 EBITDA performance targets under the option awards, as adjusted, as described in more detail under "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Equity Incentive Awards: Options and Stock Appreciation Rights").

(2) Reflects New Options awarded in January 2007 under the 2006 Plan by the Committee as part of the named executive officer's long-term equity incentive award. The New Options granted in 2007 are structured so that 1/3 are time vested options (vesting in five equal installments on the first five anniversaries of the January 30, 2007 grant date), 1/3 are EBITDA-based performance vested options (which vested in equal increments of 20% at the end of fiscal years 2007, 2008, 2009, 2010 and 2011, upon the achievement of certain annual EBITDA performance targets) and 1/3 are performance options that vest based on investment return to the Sponsors (vesting with respect to 1/3 of the common stock subject to such options at the completion of our IPO and the end of fiscal years 2011 and 2012, if the Investor Return is at least $28.30). The time vested options are reflected in the "Number of Securities Underlying Unexercised Options Unexercisable" column (with the exception of the 80% of the time vested options that were vested as of December 31, 2011, which are reflected in the "Number of Securities Underlying Unexercised Options Exercisable" column), and the investment return performance vested options are reflected in the "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" column (with the exception of the 2/3 of the investor return performance vested options that were vested as of December 31, 2011, which are reflected in the "Number of Securities Underlying Unexercised Options Exercisable" column). As described above, 100% of the EBITDA-based performance vested options were vested as of December 31, 2011 and are reflected in the "Number of Securities Underlying Unexercised Options Exercisable" column. The terms of these option awards are described in more detail under "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Options."

(3) Reflects stock options awarded to Mr. Foster in August 2009 under the 2006 Plan by the Committee as a part of Mr. Foster's long-term equity incentive awards. The 2009 Grant to Mr. Foster is structured so that 1/2 are time vested options (vesting in five equal installments on the first five anniversaries of the August 27, 2009 grant date) and 1/2 are EBITDA-based performance vested options (which vest in equal increments of 20% at the end of fiscal years 2009, 2010, 2011, 2012 and 2013 if certain annual EBITDA

performance targets are achieved, subject to "catch up" vesting, such that, options that were eligible to vest but failed to vest due to the Company's failure to achieve prior EBITDA targets will vest if at the end of any subsequent year or at the end of fiscal year 2014, if the cumulative total EBITDA earned in all prior years exceeds the cumulative EBITDA target at the end of such fiscal year). The time vested options are reflected in the "Number of Securities Underlying Unexercised Options Unexercisable" column (with the exception of the 40% of the time vested options that were vested as of December 31, 2011, which are reflected in the "Number of Securities Underlying Unexercised Options Exercisable" column), and the EBITDA-based performance vested options are reflected in the "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" column (with the exception of the 60% of the EBITDA-based performance vested options that were vested as of December 31, 2011, which are reflected in the "Number of Securities Underlying Unexercised Options Exercisable" column). The terms of these option awards are described in more detail under "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Equity Incentive Awards: Options and Stock Appreciation Rights."

(4) Reflects stock options awarded to Messrs. Hazen, Hall and Foster in November 2011 under 2006 Plan as a part of each named executive officer's long term equity incentive awards. The 2011 Options are structured so that 1/2 are time vested options (vesting in four equal installments on the first four anniversaries of the grant date) and 1/2 are EBITDA-based performance vested options (with up to 25% vesting at the end of each of fiscal years 2011, 2012, 2013 and 2014 upon the Committee's determination of the extent to which certain EBITDA performance targets have been met for the applicable fiscal year). The time vested options are reflected in the "Number of Securities Underlying Unexercised Options Unexercisable" column, and the EBITDA-based performance vested options are reflected in the "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" column (with the exception of the 20% of the EBITDA-based performance vested options that were vested as of December 31, 2011, which are reflected in the "Number of Securities Underlying Unexercised Options Exercisable" column). The terms of these option awards are described in more detail under "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Options."

(5) Immediately after the consummation of the Merger, all Rollover Options (other than those with an exercise price below $2.83) were adjusted such that they retained the same "spread value" (as defined below) as immediately prior to the Merger, but the new per share exercise price for all Rollover Options would be $2.83. The term "spread value" means the difference between (x) the aggregate fair market value of the common stock (determined using the Merger consideration of $11.32 per share) subject to the outstanding options held by the participant immediately prior to the Merger that became Rollover Options, and (y) the aggregate exercise price of those options.

(6) The exercise price for the New Options granted under the 2006 Plan to the named executive officers on January 30, 2007 was equal to the fair value of our common stock on the date of the grant, as determined by our Board of Directors in consultation with our Chief Executive Officer and other advisors, pursuant to the terms of the 2006 Plan. Pursuant to the New Options award agreements, in connection with the distributions of $3.88, $1.11 and $4.44, respectively, per share of outstanding common stock and outstanding vested stock option held on the February 1, May 6 and November 24, 2010 record dates, respectively, the Company reduced the per share exercise price of any unvested New Options outstanding as of the applicable record dates by the per share distribution amount to the extent the per share exercise price could be reduced under applicable tax rules. With respect to the November 24, 2010 distribution and pursuant the New Option award agreements, to the extent the per share exercise price could not be reduced by the full $4.44 per share distribution, the Company will pay the named executive officers an amount on a per share basis equal to the balance of the per share distribution amount not permitted to be applied to reduce the exercise price of the applicable option in respect of each share of common stock subject to such unvested option outstanding as of the November 24, 2010 record date upon the vesting of such option. The total cash distributions attributable to the November 24, 2010 record date distribution (such amounts representing the balance of the distribution amount by which the exercise price of such options could not be reduced under applicable tax

rules) that will become payable upon vesting of the applicable unvested stock options awards held by the named executive officers on November 24, 2010 are reflected in the "All Other Compensation" column of the Summary Compensation Table for the 2010 fiscal year.

(7) The exercise price for the 2009 options granted under the 2006 Plan to Mr. Foster on August 27, 2009 was $15.91. Pursuant to the award agreement governing the 2009 options, in connection with the distributions of $3.88, $1.11 and $4.44, respectively, per share of outstanding common stock and outstanding vested stock option held on the February 1, May 6 and November 24, 2010 record dates, respectively, the Company reduced the per share exercise price of any unvested 2009 option outstanding as of the applicable record dates by the per share distribution amount to the extent the per share exercise price could be reduced under applicable tax rules.

(8) The exercise price for the 2x Time Options granted under the 2006 Plan to Messrs. Bracken, Johnson, Hazen and Hall on October 6, 2009 was $22.64, pursuant to the named executive officers' employment agreements. Pursuant to the 2x Time Option award agreements, in connection with the distributions of $3.88, $1.11 and $4.44, respectively, per share of outstanding common stock and outstanding vested stock option held on the February 1, May 6 and November 24, 2010 record dates, respectively, the Company reduced the per share exercise price of any unvested 2x Time Options outstanding as of the applicable record dates by the per share distribution amount to the extent the per share exercise price could be reduced under applicable tax rules.

(9) Reflects RSUs awarded to Messrs. Bracken, Johnson, Hazen and Hall in March 2011 under the 2010 PEP for performance in excess of the target performance level, reflecting 50% of the value of each executive's 2010 PEP payment in excess of their respective target payment level. These RSU awards will vest in two equal installments on the second and third anniversaries of their March 9, 2011 grant date.

(10) The market value of the unvested RSUs awarded under the 2010 PEP to Messrs. Bracken, Johnson, Hazen and Hall is calculated at $22.03 per share (the closing price of the Company's common stock on the NYSE on December 30, 2011).

Option Exercises and Stock Vested in 2011

The following table includes certain information with respect to options exercised by the named executive officers during the fiscal year ended December 31, 2011.

	Option Awards	
Name	Number of Shares Acquired on Exercise(1)	Value Realized on Exercise ($)(2)
Richard M. Bracken	134,852	$2,767,136
R. Milton Johnson	43,153	$ 885,491
Samuel N. Hazen	86,306	$1,770,982
Jon M. Foster	6,063	$ 164,731

(1) Messrs. Bracken, Johnson and Hazen elected a cash exercise of 134,852, 43,153 and 86,306 stock options, respectively, resulting in net shares realized of 134,852, 43,153 and 86,306, respectively. Mr. Foster elected a cashless exercise of 6,063 stock options, resulting in net shares realized of 4,946.

(2) Represents the difference between the exercise price of the options and the fair market value of the common stock on the date of exercise, which for all exercises following the Company's IPO, is the closing price of the Company's common stock on the NYSE on the date of exercise, and for options exercised in connection the Company's IPO, the Company's IPO offering price of $30.00 per share.

2011 Pension Benefits

Our SERP is intended to qualify as a "top-hat" plan designed to benefit a select group of management or highly compensated employees. There are no other defined benefit plans that provide for payments or benefits to any of the named executive officers. Information about benefits provided by the SERP is as follows:

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Richard M. Bracken	SERP	30	$26,303,444	—
R. Milton Johnson	SERP	29	$11,102,927	—
Samuel N. Hazen	SERP	29	$ 9,378,182	—
Charles J. Hall	SERP	25	$11,662,463	—
Jon M. Foster	SERP	11	$ 2,146,870	—

Messrs. Bracken, Johnson and Hall are eligible for early retirement. The remaining named executive officers have not satisfied the eligibility requirements for normal or early retirement. All of the named executive officers are 100% vested in their accrued SERP benefit.

Plan Provisions

In the event the employee's "accrued benefits under the Company's Plans" (computed using "actuarial factors") are insufficient to provide the "life annuity amount," the SERP will provide a benefit equal to the amount of the shortfall. Benefits can be paid in the form of an annuity or a lump sum. The lump sum is calculated by converting the annuity benefit using the "actuarial factors." All benefits with a present value not exceeding one million dollars are paid as a lump sum regardless of the election made.

Normal retirement eligibility requires attainment of age 60 for employees who were participants at the time of the change in control which occurred as a result of the Merger, including all of the named executive officers. Early retirement eligibility requires age 55 with 20 or more years of service. The service requirement for early retirement is waived for employees participating in the SERP at the time of its inception in 2001, including all of the named executive officers, except Mr. Foster. The "life annuity amount" payable to a participant who takes early retirement is reduced by three percent for each full year or portion thereof that the participant retires prior to normal retirement age.

The "life annuity amount" is the annual benefit payable as a life annuity to a participant upon normal retirement. It is equal to the participant's "accrual rate" multiplied by the product of the participant's "years of service" times the participant's "pay average." The SERP benefit for each year equals the life annuity amount less the annual life annuity amount produced by the employee's "accrued benefit under the Company's Plans."

The "accrual rate" is a percentage assigned to each participant, and is either 2.2% or 2.4%. All of the named executive officers are assigned a percentage of 2.4%, except Mr. Foster.

A participant is credited with a "year of service" for each calendar year that the participant performs 1,000 hours of service for HCA Inc. or one of its subsidiaries, or for each year the participant is otherwise credited by us, subject to a maximum credit of 25 years of service.

A participant's "pay average" is an amount equal to one-fifth of the sum of the compensation during the period of 60 consecutive months for which total compensation is greatest within the 120 consecutive month period immediately preceding the participant's retirement. For purposes of this calculation, the participant's compensation includes base compensation, payments under the PEP, and bonuses paid prior to the establishment of the PEP.

The "accrued benefits under the Company's Plans" for an employee equals the sum of the employer-funded benefits accrued under the former HCA Retirement Plan (which was merged into the HCA 401(k) Plan in 2008), the HCA 401(k) Plan and any other tax-qualified plan maintained by HCA Inc. or one of its subsidiaries, the income/loss adjusted amount distributed to the participant under any of these plans, the account credit and the income/loss adjusted amount distributed to the participant under the Restoration Plan and any other nonqualified retirement plans sponsored by HCA Inc. or one of its subsidiaries.

The "actuarial factors" include (a) interest at the long term Applicable Federal Rate under Section 1274(d) of the Internal Revenue Code or any successor thereto as of the first day of November preceding the plan year in which the participant's retirement, death, disability, or termination with benefit rights under Section 5.3 or 6.2 of the SERP occurs, and (b) mortality being the applicable Section 417(e)(3) of the Internal Revenue Code mortality table, as specified and changed by the U.S. Treasury Department.

Credited service does not include any amount other than service with HCA Inc. or one of its subsidiaries.

Assumptions

The Present Value of Accumulated Benefit is based on a measurement date of December 31, 2011. The measurement date for valuing plan liabilities on the Company's balance sheet is December 31, 2011.

The assumption is made that there is no probability of pre-retirement death or termination. Retirement age is assumed to be the Normal Retirement Age as defined in the SERP for all named executive officers, as adjusted by the provisions relating to change in control, or age 60. Age 60 also represents the earliest date the named executive officers are eligible to receive an unreduced benefit.

All other assumptions used in the calculations are the same as those used for the valuation of the plan liabilities in the plan's most recent annual valuation.

Supplemental Information

In the event a participant renders service to another health care organization within five years following retirement or termination of employment, he or she forfeits his rights to any further payment, and must repay any benefits already paid. This non-competition provision is subject to waiver by the Committee with respect to the named executive officers.

2011 Nonqualified Deferred Compensation

Amounts shown in the table are attributable to the HCA Restoration Plan, an unfunded, nonqualified defined contribution plan designed to restore benefits under the HCA 401(k) Plan based on compensation in excess of the Internal Revenue Code Section 401(a)(17) compensation limit.

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
Richard M. Bracken	—	—	—	—	$1,624,946
R. Milton Johnson	—	—	—	—	$ 666,338
Samuel N. Hazen	—	—	—	—	$ 889,505
Charles J. Hall	—	—	—	—	$ 427,073
Jon M. Foster	—	—	—	—	$ 141,770

The following amounts from the column titled "Aggregate Balance at Last Fiscal Year End" have been reported in the Summary Compensation Tables in prior years:

	Restoration Contribution						
Name	2001	2002	2003	2004	2005	2006	2007
Richard M. Bracken	$87,924	$146,549	$162,344	$192,858	$172,571	$409,933	$91,946
R. Milton Johnson	—	—	—	—	$ 71,441	$212,109	$57,792
Samuel N. Hazen	—	—	$ 79,510	$101,488	$ 97,331	$247,060	$62,004

Plan Provisions

Until 2008, hypothetical accounts for each participant were credited each year with a contribution designed to restore the HCA Retirement Plan based on compensation in excess of the Internal Revenue Code Section 401(a)(17) compensation limit, based on years of service. Effective January 1, 2008, participants in the SERP are no longer eligible for Restoration Plan contributions. However, the hypothetical accounts as of January 1, 2008 will continue to be maintained and were increased or decreased with hypothetical investment returns based on the actual investment return of the Mix B fund of the HCA 401(k) Plan through December 31, 2010. Effective January 1, 2011, the hypothetical Restoration Plan accounts were frozen, and no investment earnings were reflected after this date.

No employee deferrals are allowed under this or any other nonqualified deferred compensation plan.

Prior to April 30, 2009, eligible employees made a one-time election prior to participation (or prior to December 31, 2006, if earlier) regarding the form of distribution of the benefit. Participants chose between a lump sum and five or ten-year installments. All distributions are paid in the form of a lump-sum distribution unless the participant submitted an installment payment election prior to April 30, 2009. Distributions are paid (or begin) during the July following the year of termination of employment or retirement. All balances not exceeding $500,000 are automatically paid as a lump sum, regardless of election.

Supplemental Information

In the event a named executive officer renders service to another health care organization within five years following retirement or termination of employment, he or she forfeits the rights to any further payment, and must repay any payments already made. This non-competition provision is subject to waiver by the Committee with respect to the named executive officers.

Potential Payments Upon Termination or Change in Control

The following tables show the estimated amount of potential cash severance payable to each of the named executive officers (based upon his 2011 base salary and PEP payment received in 2011 for 2010 performance, for executives with employment agreements, and based upon his 2011 base salary, for Mr. Foster), as well as the estimated value of continuing benefits, based on compensation and benefit levels in effect on December 31, 2011, assuming the executive's employment terminates or the Company undergoes a Change in Control (as defined in the 2006 Plan and set forth above under "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Options") effective December 31, 2011. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon an executive's termination of employment. As noted above, in the event a named executive officer breaches or violates those certain confidentiality, non-competition and/or non-solicitation covenants contained in his or her employment agreement or separation agreement, the SERP or the HCA Restoration Plan, certain of the payments described below may be subject to forfeiture and/or repayment. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and Other Compensation Arrangements," "2011 Pension Benefits — Supplemental Information," and "2011 Nonqualified Deferred Compensation — Supplemental Information."

Richard M. Bracken

	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Termination Without Cause	Termination for Cause	Voluntary Termination for Good Reason	Disability	Death	Change in Control
Cash Severance(1)	—	—	—	$11,819,472	—	$11,819,472	—	—	—
Non-Equity Incentive Bonus(2)	$ 1,683,572	$ 1,683,572	$1,683,572	$ 1,683,572	—	$ 1,683,572	$ 1,683,572	$ 1,683,572	$1,683,572
Unvested Equity Awards(3)	—	—	—	—	—	—	$ 327,630	$ 327,630	$5,010,677
SERP(4)	$25,370,553	$25,370,553	—	$25,370,553	$25,370,553	$25,370,553	$25,370,553	$22,020,895	—
Retirement Plans(5)	$ 2,923,850	$ 2,923,850	$2,923,850	$ 2,923,850	$ 2,923,850	$ 2,923,850	$ 2,923,850	$ 2,923,850	—
Health and Welfare Benefits(6)	—	—	—	$ 31,385	—	$ 31,385	—	—	—
Disability Income(7)	—	—	—	—	—	—	$ 1,593,841	—	—
Life Insurance Benefits(8)	—	—	—	—	—	—	—	$ 1,401,000	—
Accrued Vacation Pay	$ 183,462	$ 183,462	$ 183,462	$ 183,462	$ 183,462	$ 183,462	$ 183,462	$ 183,462	—
Total	$30,161,437	$30,161,437	$4,790,884	$42,012,294	$28,477,865	$42,012,294	$32,082,908	$28,540,409	$6,694,249

(1) Represents amounts Mr. Bracken would be entitled to receive pursuant to his employment agreement. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and other Compensation Arrangements."

(2) Represents the amount Mr. Bracken would be entitled to receive for the 2011 fiscal year pursuant to the 2011 PEP and his employment agreement, which amount is also included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. Under the 2011 PEP, incentive payouts up to the target were paid in cash during the first quarter of 2012. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and other Compensation Arrangements."

(3) Represents the (a) the intrinsic value of all unvested stock options, which will become vested upon a Change in Control, calculated as the difference between the exercise price of Mr. Bracken's unvested options and the fair value price of our common stock on December 31, 2011 or $22.03 (the closing price of the Company's common stock on the NYSE on December 30, 2011) and (b) the value of all unvested RSUs, which will become vested upon a Change in Control or Mr. Bracken's death or disability, calculated at $22.03 (the closing price of the Company's common stock on the NYSE on December 30, 2011). For purposes of the unvested stock option calculation, it is assumed that the Company achieved an Investor Return of at least 2.5 times the Base Price of $11.32 at the end of the 2011 fiscal year.

(4) Reflects the actual lump sum value of the SERP based on the 2011 interest rate of 3.35%.

(5) Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Bracken would be entitled. The value includes $1,298,904 from the HCA 401(k) Plan (which represents the value of the Company's contributions) and $1,624,946 from the HCA Restoration Plan.

(6) Reflects the estimated costs of the continuing medical coverage, based upon 2012 COBRA rates, that Mr. Bracken would be entitled to receive pursuant to his employment agreement. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and other Compensation Arrangements."

(7) Reflects the estimated lump sum present value of all future payments which Mr. Bracken would be entitled to receive under our disability program, including five months of salary continuation, long-term disability benefits of $10,000 per month payable after the five-month elimination period until age 66, and benefits of $10,000 per month from our Supplemental Insurance Program payable after the 180 day elimination period to age 65.

(8) No post-retirement or post-termination life insurance or death benefits are provided to Mr. Bracken. Mr. Bracken's payment upon death while actively employed includes $1,326,000 of Company-paid life insurance and $75,000 from the Executive Death Benefit Plan.

R. Milton Johnson

	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Termination Without Cause	Termination for Cause	Voluntary Termination for Good Reason	Disability	Death	Change in Control
Cash Severance(1)	—	—	—	$ 5,646,801	—	$ 5,646,801	—	—	—
Non-Equity Incentive Bonus(2)	$ 664,632	$ 664,632	$ 664,632	$ 664,632	—	$ 664,632	$ 664,632	$ 664,632	$ 664,632
Unvested Equity Awards(3)	—	—	—	—	—	—	$ 129,338	$ 129,338	$3,474,326
SERP(4)	$12,488,237	$12,488,237	—	$12,488,237	$12,488,237	$12,488,237	$12,488,237	$11,137,563	—
Retirement Plans(5)	$ 1,804,453	$ 1,804,453	$1,804,453	$ 1,804,453	$ 1,804,453	$ 1,804,453	$ 1,804,453	$ 1,804,453	—
Health and Welfare Benefits(6)	—	—	—	$ 30,707	—	$ 30,707	—	—	—
Disability Income(7)	—	—	—	—	—	—	$ 1,954,988	—	—
Life Insurance Benefits(8)	—	—	—	—	—	—	—	$ 851,000	—
Accrued Vacation Pay	$ 117,692	$ 117,692	$ 117,692	$ 117,692	$ 117,692	$ 117,692	$ 117,692	$ 117,692	—
Total	$15,075,014	$15,075,014	$2,586,777	$20,752,522	$14,410,382	$20,752,522	$17,159,340	$14,704,678	$4,138,958

(1) Represents amounts Mr. Johnson would be entitled to receive pursuant to his employment agreement. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and other Compensation Arrangements."

(2) Represents the amount Mr. Johnson would be entitled to receive for the 2011 fiscal year pursuant to the 2011 PEP and his employment agreement, which amount is also included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. Under the 2011 PEP, incentive payouts up to the target were paid in cash during the first quarter of 2012. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and other Compensation Arrangements."

(3) Represents the intrinsic value of all unvested stock options, which will become vested upon a Change in Control, calculated as the difference between the exercise price of Mr. Johnson's unvested options and the fair value price of our common stock on December 31, 2011 or $22.03 (the closing price of the Company's common stock on the NYSE on December 30, 2011) and (b) the value of all unvested RSUs, which will become vested upon a Change in Control or Mr. Johnson's death or disability, calculated at $22.03 (the closing price of the Company's common stock on the NYSE on December 30, 2011). For purposes of the unvested stock option calculation, it is assumed that the Company achieved an Investor Return of at least 2.5 times the Base Price of $11.32 at the end of the 2011 fiscal year.

(4) Reflects the actual lump sum value of the SERP based on the 2011 interest rate of 3.35%.

(5) Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Johnson would be entitled. The value includes $1,138,115 from the HCA 401(k) Plan (which represents the value of the Company's contributions) and $666,338 from the HCA Restoration Plan.

(6) Reflects the estimated costs of the continuing medical coverage, based upon 2012 COBRA rates, that Mr. Johnson would be entitled to receive pursuant to his employment agreement. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and other Compensation Arrangements."

(7) Reflects the estimated lump sum present value of all future payments which Mr. Johnson would be entitled to receive under our disability program, including five months of salary continuation, long-term disability benefits of $10,000 per month payable after the five-month elimination period until age 66 and 4 months, and benefits of $10,000 per month from our Supplemental Insurance Program payable after the 180 day elimination period to age 65.

(8) No post-retirement or post-termination life insurance or death benefits are provided to Mr. Johnson. Mr. Johnson's payment upon death while actively employed with the Company includes $851,000 of Company-paid life insurance.

Samuel N. Hazen

	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Termination Without Cause	Termination for Cause	Voluntary Termination for Good Reason	Disability	Death	Change in Control
Cash Severance(1)	—	—	—	$ 3,332,862	—	$ 3,332,862	—	—	—
Non-Equity Incentive Bonus(2)	$ 706,172	$ 706,172	$ 706,172	$ 706,172	—	$ 706,172	$ 706,172	$ 706,172	$ 706,172
Unvested Equity Awards(3)	—	—	—	—	—	—	$ 108,652	$ 108,652	$2,249,479
SERP(4)	$10,783,399	—	—	$10,783,399	$10,783,399	$10,783,399	$10,783,399	$ 9,485,936	—
Retirement Plans(5)	$ 1,560,088	$1,560,088	$1,560,088	$ 1,560,088	$ 1,560,088	$ 1,560,088	$ 1,560,088	$ 1,560,088	—
Health and Welfare Benefits(6)	—	—	—	$ 37,866	—	$ 37,866	—	—	—
Disability Income(7)	—	—	—	—	—	—	$ 2,338,747	—	—
Life Insurance Benefits(8)	—	—	—	—	—	—	—	$ 789,000	—
Accrued Vacation Pay	$ 117,692	$ 117,692	$ 117,692	$ 117,692	$ 117,692	$ 117,692	$ 117,692	$ 117,692	—
Total	$13,167,351	$2,383,952	$2,383,952	$16,538,079	$12,461,179	$16,538,079	$15,614,750	$12,767,540	$2,955,651

(1) Represents amounts Mr. Hazen would be entitled to receive pursuant to his employment agreement. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and other Compensation Arrangements."

(2) Represents the amount Mr. Hazen would be entitled to receive for the 2011 fiscal year pursuant to the 2011 PEP and his employment agreement, which amount is also included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. Under the 2011 PEP, incentive payouts up to the target were paid in cash during the first quarter of 2012. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and other Compensation Arrangements."

(3) Represents the intrinsic value of all unvested stock options, which will become vested upon a Change in Control, calculated as the difference between the exercise price of Mr. Hazen's unvested options and the fair value price of our common stock on December 31, 2011 or $22.03 (the closing price of the Company's common stock on the NYSE on December 30, 2011) and (b) the value of all unvested RSUs, which will become vested upon a Change in Control or Mr. Hazen's death or disability, calculated at $22.03 (the closing price of the Company's common stock on the NYSE on December 30, 2011). For purposes of the unvested stock option calculation, it is assumed that the Company achieved an Investor Return of at least 2.5 times the Base Price of $11.32 at the end of the 2011 fiscal year.

(4) Reflects the actual lump sum value of the SERP based on the 2011 interest rate of 3.35%.

(5) Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Hazen would be entitled. The value includes $670,583 from the HCA 401(k) Plan (which represents the value of the Company's contributions) and $889,505 from the HCA Restoration Plan.

(6) Reflects the estimated costs of the continuing medical coverage, based upon 2012 COBRA rates, that Mr. Hazen would be entitled to receive pursuant to his employment agreement. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and other Compensation Arrangements."

(7) Reflects the estimated lump sum present value of all future payments which Mr. Hazen would be entitled to receive under our disability program, including five months of salary continuation, long-term disability benefits of $10,000 per month payable after the five-month elimination period until age 67, and benefits of $10,000 per month from our Supplemental Insurance Program payable after the 180 day elimination period to age 65.

(8) No post-retirement or post-termination life insurance or death benefits are provided to Mr. Hazen. Mr. Hazen's payment upon death while actively employed with the Company includes $789,000 of Company-paid life insurance.

Charles J. Hall

	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Termination Without Cause	Termination for Cause	Voluntary Termination for Good Reason	Disability	Death	Change in Control
Cash Severance(1)	—	—	—	$ 3,116,502	—	$ 3,116,502	—	—	—
Non-Equity Incentive Bonus(2)	$ 517,134	$ 517,134	$ 517,134	$ 517,134	—	$ 517,134	$ 517,134	$ 517,134	$ 517,134
Unvested Equity Awards(3)	—	—	—	—	—	—	$ 127,135	$ 127,135	$2,000,367
SERP(4)	$10,650,106	$10,650,106	—	$10,650,106	$10,650,106	$10,650,106	$10,650,106	—	—
Retirement Plans(5)	$ 928,466	$ 928,466	$ 928,466	$ 928,466	$ 928,466	$ 928,466	$ 928,466	$ 928,466	—
Health and Welfare Benefits(6)	—	—	—	$ 31,715	—	$ 31,715	—	—	—
Disability Income(7)	—	—	—	—	—	—	$ 1,430,310	—	—
Life Insurance Benefits(8)	—	—	—	—	—	—	—	$ 701,000	—
Accrued Vacation Pay	$ 103,846	$ 103,846	$ 103,846	$ 103,846	$ 103,846	$ 103,846	$ 103,846	$ 103,846	—
Total	$12,199,552	$12,199,552	$1,549,446	$15,347,769	$11,682,418	$15,347,769	$13,756,997	$2,377,581	$2,517,501

(1) Represents amounts Mr. Hall would be entitled to receive pursuant to his employment agreement. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and other Compensation Arrangements."

(2) Represents the amount Mr. Hall would be entitled to receive for the 2011 fiscal year pursuant to the 2011 PEP and his employment agreement, which amount is also included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. Under the 2011 PEP, incentive payouts up to the target were paid in cash during the first quarter of 2012. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and other Compensation Arrangements."

(3) Represents the intrinsic value of all unvested stock options, which will become vested upon a Change in Control, calculated as the difference between the exercise price of Mr. Hall's unvested options and the fair value price of our common stock on December 31, 2011 or $22.03 (the closing price of the Company's common stock on the NYSE on December 30, 2011) and (b) the value of all unvested RSUs, which will become vested upon a Change in Control or Mr. Hall's death or disability, calculated at $22.03 (the closing price of the Company's common stock on the NYSE on December 30, 2011). For purposes of the unvested stock option calculation, it is assumed that the Company achieved an Investor Return of at least 2.5 times the Base Price of $11.32 at the end of the 2011 fiscal year.

(4) Reflects the actual lump sum value of the SERP based on the 2011 interest rate of 3.35%.

(5) Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Hall would be entitled. The value includes $501,393 from the HCA 401(k) Plan (which represents the value of the Company's contributions) and $427,073 from the HCA Restoration Plan.

(6) Reflects the estimated costs of the continuing medical coverage, based upon 2012 COBRA rates, that Mr. Hall would be entitled to receive pursuant to his employment agreement. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table — Executive Employment Agreements and other Compensation Arrangements."

(7) Reflects the estimated lump sum present value of all future payments which Mr. Hall would be entitled to receive under our disability program, including five months of salary continuation, long-term disability benefits of $10,000 per month payable after the five-month elimination period until age 66, and benefits of $10,000 per month from our Supplemental Insurance Program payable after the 180 day elimination period to age 65.

(8) No post-retirement or post-termination life insurance or death benefits are provided to Mr. Hall. Mr. Hall's payment upon death while actively employed includes $701,000 of Company-paid life insurance.

Jon M. Foster

	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Termination Without Cause	Termination for Cause	Voluntary Termination for Good Reason	Disability	Death	Change in Control
Cash Severance(1)	—	—	—	$1,300,000	—	$1,300,000	—	—	—
Non-Equity Incentive Bonus(2)	$ 381,767	$381,767	$381,767	$ 381,767	—	$ 381,767	$ 381,767	$ 381,767	$ 381,767
Unvested Stock Options(3)	—	—	—	—	—	—	—	—	$1,231,932
SERP(4)	$2,257,334	—	—	$2,257,334	$2,257,334	$2,257,334	$2,257,334	$1,974,319	—
Retirement Plans(5)	$ 295,864	$295,864	$295,864	$ 295,864	$ 295,864	$ 295,864	$ 295,864	$ 295,864	—
Health and Welfare Benefits(6)	—	—	—	$ 28,399	—	$ 28,399	—	—	—
Disability Income(7)	—	—	—	—	—	—	$1,975,034	—	—
Life Insurance Benefits(8)	—	—	—	—	—	—	—	$ 651,000	—
Accrued Vacation Pay	$ 90,000	$ 90,000	$ 90,000	$ 90,000	$ 90,000	$ 90,000	$ 90,000	$ 90,000	—
Total	$3,024,965	$767,631	$767,631	$4,353,364	$2,643,198	$4,353,364	$4,999,999	$3,392,950	$1,613,699

(1) Represents amounts Mr. Foster would be entitled to receive pursuant to the Company's Executive Severance Policy based upon his position as a Group President at the time of termination. See "Compensation Discussion and Analysis — Severance and Change in Control Benefits – Severance Benefits for Mr. Foster."

(2) Represents the amount Mr. Foster would be entitled to receive for the 2011 fiscal year pursuant to the 2011 PEP, which amount is also included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. See "Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table."

(3) Represents the intrinsic value of all unvested stock options, which will become vested upon a Change in Control, calculated as the difference between the exercise price of Mr. Foster's unvested options and the fair value price of our common stock on December 31, 2011 or $22.03 (the closing price of the Company's common stock on the NYSE on December 30, 2011). For purposes of this calculation, it is assumed that the Company achieved an Investor Return of at least 2.5 times the Base Price of $11.32 at the end of the 2011 fiscal year.

(4) Reflects the actual lump sum value of the SERP based on the 2011 interest rate of 3.35%.

(5) Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Foster would be entitled. The value includes $154,094 from the HCA 401(k) Plan (which represents the value of the Company's contributions) and $141,770 from the HCA Restoration Plan.

(6) Reflects the estimated costs of the continuing medical coverage, based upon 2012 COBRA rates, that Mr. Foster would be entitled to receive pursuant to the Company's Executive Severance Policy. See "Compensation Discussion and Analysis — Severance and Change in Control Benefits – Severance Benefits for Mr. Foster."

(7) Reflects the estimated lump sum present value of all future payments which Mr. Foster would be entitled to receive under our disability program, including five months of salary continuation, long-term disability benefits of $10,000 per month payable after the five-month elimination period until age 67, and monthly benefits of $6,290 per month from our Supplemental Insurance Program payable after the 180 day elimination period to age 65.

(8) No post-retirement or post-termination life insurance or death benefits are provided to Mr. Foster. Mr. Foster's payment upon death while actively employed includes $651,000 of Company-paid life insurance.

Director Compensation

The following table and text discuss the compensation of persons who served as a member of our Board of Directors during all or part of 2011, other than Messrs. Bracken and Johnson whose compensation is discussed under "Executive Compensation" above and who were not separately compensated for Board service. We have omitted from this table the columns pertaining to non-equity incentive plan compensation, option awards, nonqualified deferred compensation and all other compensation, because they are inapplicable.

Fiscal 2011 Director Compensation

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Total
John P. Connaughton	-	-	-
Kenneth W. Freeman	-	-	-
Thomas F. Frist III	-	-	-
William R. Frist	-	-	-
Christopher R. Gordon	-	-	-
Jay O. Light (1)	$101,736	$275,000	$376,736
Michael W. Michelson	-	-	-
James C. Momtazee	-	-	-
Geoffrey G. Meyers (1)	$105,806	$275,000	$380,806
Stephen G. Pagliuca	-	-	-
Christopher J. Birosak (3)	-	-	-
James D. Forbes (3)	-	-	-
Nathan C. Thorne (3)	-	-	-

(1) Messrs. Light and Meyers were appointed as independent directors on March 9, 2011, and their annual retainer fees for Board and Committee member service for 2011 were prorated from that time.

(2) This column reflects the grant date fair value of restricted share unit awards granted to directors calculated in accordance with applicable financial accounting standards. The fair value of restricted share unit awards is computed by multiplying the total number of shares subject to the award by the closing market price of the Company's common stock on the date of grant. Grants of restricted stock units were made to Messrs. Light and Meyers on March 9, 2011. As of March 1, 2012, each of Messrs. Light and Meyers had a total of 9,167 unvested restricted share units outstanding.

(3) Messrs. Birosak, Forbes and Thorne stepped down from the Board of Directors on September 21, 2011.

Cash Compensation Pursuant to the Company's Board of Directors Compensation program, each independent director receives quarterly payment of the following cash compensation, as applicable:

- $100,000 annual retainer for service as a Board member (prorated for partial years);
- $15,000 annual retainer for service as a member of the Audit and Compliance Committee;
- $10,000 annual retainer for service as a member on each of the Compensation Committee, Nominating and Corporate Governance Committee or Patient Safety and Quality of Care Committee;
- $20,000 annual retainer for service as Chairman of the Audit and Compliance Committee; and

- $12,500 annual retainer for service as Chairman on each of the Compensation Committee, Nominating and Corporate Governance Committee or Patient Safety and Quality of Care Committee.

Equity Compensation In addition to the director compensation described above, each independent director, upon joining the Board of Directors, received a one-time initial equity award with a value of $150,000. These equity grants consist of restricted share units ultimately payable in shares of our common stock. These restricted share units vest as to 100% of the award on the third anniversary of the grant date, subject to the director's continued service on our Board of Directors. Each independent director also received an annual board equity award with a value of $125,000, awarded upon joining the Board of Directors (prorated at the time of hire for months of service) and will receive a similar grant at each annual meeting of the stockholders thereafter. These restricted share units vest as to 100% of the award on the first anniversary of the grant date, subject to the director's continued service on our Board of Directors. The restricted share units will also immediately vest upon the occurrence of a Change in Control (as defined in the 2006 Plan). The directors may elect to defer receipt of shares under the restricted share units.

Reimbursements. All of our directors are reimbursed for their reasonable expenses incurred in connection with their service.

Share Ownership. Each independent director is expected to directly or indirectly acquire a number of shares of our common stock with a value of three times the value of the annual cash retainer for a director's service on the Board of Directors within three years from the later of the Company's listing on the NYSE or the date on which they are elected to the Board of Directors.

In setting the Company's Board of Directors Compensation program for independent directors, the Board considered, among other factors, reports provided by independent compensation consultant, Semler-Brossy, regarding competitive pay practices for board compensation among large companies, hospital management companies and other large public health care organizations.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In accordance with its charter, our Audit and Compliance Committee reviews and approves all material related party transactions. Prior to its approval of any material related party transaction, the Audit and Compliance Committee will discuss the proposed transaction with management and our independent auditor. In addition, our Code of Conduct requires that all of our employees, including our executive officers, remain free of conflicts of interest in the performance of their responsibilities to the Company. An executive officer who wishes to enter into a transaction in which their interests might conflict with ours must first receive the approval of the Audit and Compliance Committee. The Amended and Restated Limited Liability Company Agreement of Hercules Holding generally requires that an Investor must obtain the prior written consent of each other Investor before it or any of its affiliates (including our directors) enter into any transaction with us.

Management Stockholder Agreements

On January 30, 2007, our Board of Directors awarded to members of management and certain key employees New Options to purchase shares of our common stock (the New Options together with the Rollover Options, "Options") pursuant to the 2006 Plan. Our Compensation Committee approved additional option awards periodically throughout 2011, 2010, 2009, 2008 and 2007 to members of management and certain key employees in cases of promotions, significant contributions to the Company and new hires. In connection with their option awards, the participants under the 2006 Plan were, prior to our IPO, required to enter into a Management Stockholder's Agreement, a Sale Participation Agreement, and an Option Agreement with respect to the New Options. In addition, in accordance with agreements entered into at the time of the Merger, certain of our named executive officers received the 2x Time Options. Below are brief summaries of the principal terms of the Management Stockholder's Agreement and the Sale Participation Agreement, each of which are qualified in their entirety by reference to the agreements themselves, forms of which were filed as Exhibits 10.12 and 10.13, respectively, to our annual report on Form 10-K for the fiscal year ended December 31, 2006 filed on March 27, 2007. The Management Stockholder's Agreement was assumed by HCA Holdings, Inc. in connection with the Corporate Reorganization pursuant to an omnibus amendment, a form of which was filed as Exhibit 10.2 to our current report on Form 8-K filed on November 24, 2010. The Management Stockholder's Agreement was further amended pursuant to an omnibus amendment, a form of which was filed as Exhibit 10.39 to our registration statement on Form S-1 filed on March 9, 2011. The terms of the Option Agreement with respect to 2x Time Options, New Options and the 2006 Plan, all of which were assumed by HCA Holdings, Inc. in connection with the Corporate Reorganization, are described in more detail in "Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Long-Term Equity Incentive Awards: Options and Stock Appreciation Rights."

Management Stockholder's Agreement

The Management Stockholder's Agreement imposes significant restrictions on transfers of shares of our common stock. Generally, shares will be nontransferable by any means at any time prior to the earlier of a "Change in Control" (as defined in the Management Stockholder's Agreement) or the fifth anniversary of the closing date of the Merger (or November 17, 2011), except (i) sales pursuant to an effective registration statement under the Securities Act filed by the Company in accordance with the Management Stockholder's Agreement, (ii) a sale pursuant to the Sale Participation Agreement (described below), (iii) a sale to certain "Permitted Transferees" (as defined in the Management Stockholder's Agreement), or (iv) as otherwise permitted by our Board of Directors or pursuant to a waiver of the restrictions on transfers given by unanimous agreement of the Sponsors. On and after November 17, 2011, through the earlier of a Change in Control or the eighth anniversary of the closing date of the Merger (or November 17, 2014), a management stockholder will be able to transfer shares of our common stock, but only to the extent that, on a cumulative basis, the management stockholders in the aggregate do not transfer a greater percentage of their equity than the percentage of equity sold or otherwise disposed of by the Sponsors. In connection with our IPO, we agreed to waive such transfer restrictions for all employees subject to the Management Stockholder's Agreement that were not permitted to participate in that offering with respect to the number of shares of our common stock equal to the number of shares of common stock such employees could have required us to register in our IPO had we elected to grant them "piggyback rights." Effective upon the consummation of our IPO, we amended the Management Stockholder's Agreement so that shares acquired in the open market or through the directed share program will not be subject to such transfer restrictions.

In the event that a registration statement is filed with respect to our common stock in the future, the Management Stockholder's Agreement prohibits management stockholders from selling shares not included in the registration statement from the time of receipt of notice until 90 days of the date of the registration statement.

Additionally, following the IPO of our common stock, certain members of senior management, including the executive officers (the "Senior Management Stockholders") have limited "piggyback" registration rights with respect to their shares of common stock. The maximum number of shares of Common Stock which a Senior Management Stockholder may register is generally proportionate with the percentage of common stock being sold by the Sponsors (relative to their holdings thereof).

Sale Participation Agreement

The Sale Participation Agreement granted the Senior Management Stockholders the right to participate in any private direct or indirect sale of shares of common stock by the Sponsors (such right being referred to herein as the "Tag-Along Right"), and required all management stockholders to participate in any such private sale if so elected by the Sponsors in the event that the Sponsors are proposing to sell at least 50% of the outstanding common stock held by the Sponsors, whether directly or through their interests in Hercules Holding (such right being referred to herein as the "Drag-Along Right"). The number of shares of common stock which would be required to be sold by a management stockholder pursuant to the exercise of the Drag-Along Right would be the sum of the number of shares of common stock then owned by the management stockholder and his affiliates plus all shares of common stock the management stockholder is entitled to acquire under any unexercised Options (to the extent such Options are exercisable or would become exercisable as a result of the consummation of the proposed sale), multiplied by a fraction (x) the numerator of which shall be the aggregate number of shares of common stock proposed to be transferred by the Sponsors in the proposed sale and (y) the denominator of which shall be the total number of shares of common stock owned by the Sponsors entitled to participate in the proposed sale. Management stockholders were required to bear their pro rata share of any fees, commissions, adjustments to purchase price, expenses or indemnities in connection with any sale under the Sale Participation Agreement. The Sale Participation Agreement was terminated upon our IPO.

Amended and Restated Limited Liability Company Agreement of Hercules Holding II, LLC

The Investors and certain other investment funds who agreed to co-invest with them through a vehicle jointly controlled by the Investors to provide equity financing for the Merger entered into a limited liability company operating agreement in respect of Hercules Holding (the "LLC Agreement"). The LLC Agreement was amended upon consummation of our IPO and many of its operative provisions were replaced by the Stockholders' Agreement described below. A copy of the amended LLC agreement has been filed as Exhibit 10.32(a) to our registration statement on Form S-1 filed on March 9, 2011.

Stockholders' Agreement

Upon the consummation of our IPO, we entered into the Stockholders' Agreement with Hercules Holding and the Investors.

Board Composition. Under the Stockholders' Agreement, until we cease to be a "controlled company" within the meaning of the New York Stock Exchange rules, each of the Sponsors have the right to nominate three directors to our Board of Directors and the Frist Entities have the right to nominate two directors to our Board of Directors. Once we cease to be a "controlled company," (i) each Sponsor will continue to have the right to nominate three directors to our Board of Directors; however, once a Sponsor owns less than 10% of our outstanding shares of common stock, such Sponsor will only be entitled to nominate one director to our Board of Directors and a Sponsor will lose its right to nominate any directors to our Board of Directors once such Sponsor owns less than 3% of our outstanding shares of common stock; and (ii) the Frist Entities will continue to have the right to nominate two directors to our Board of Directors; however, the Frist Entities will lose their right to nominate any directors to our Board of Directors once the Frist Entities own less than 3% of our outstanding shares of common stock.

Board Committees. Under the Stockholders' Agreement, until we cease to be a "controlled company" each of the Sponsors and the Frist Entities have the right to designate one member of each committee of our Board of Directors except to the extent that such a designee is not permitted to serve on a committee under applicable law, rule, regulation or listing standards. Once we cease to be a "controlled company," the Board of Directors will determine the composition of each committee of the board of directors.

Investor Approvals. Under the Stockholders' Agreement, the following actions require the requisite approval of the Investors for so long as Hercules Holding and/or the Investors own at least 35% of our outstanding shares of common stock:

- any merger, consolidation, recapitalization, liquidation, or sale of us or all or substantially all of our assets;
- initiating any liquidation, dissolution or winding up or other bankruptcy proceeding involving us or any of our subsidiaries;
- we or any of our subsidiaries entering into any business or operations other than those businesses and operations of a same or similar nature to those which are currently conducted by us or our subsidiaries.

For purposes of these approval rights, requisite approval means the approval of the Investors owning a majority of the shares of our common stock that are then owned by the Investors, including at all times for so long as there are at least two Sponsors that continue to own at least 20% of the shares of our common stock that are currently owned by such Sponsors, the approval of at least two Sponsors and at any time as there is only one Sponsor that continues to own at least 20% of the shares of our common stock currently owned by such Sponsor, the approval of such Sponsor. A copy of the Stockholders' Agreement and the Amendment, dated as of September 21, 2011, thereto have been filed as Exhibit 10.38 to our registration statement on Form S-1 filed on March 9, 2011 and Exhibit 10.2 to our current report on Form 8-K filed on September 21, 2011, respectively.

Registration Rights Agreement

Hercules Holding and the Investors entered into a registration rights agreement with HCA Inc. upon completion of the Merger. Pursuant to this agreement, the Investors can cause us to register shares of our common stock held by Hercules Holding under the Securities Act and, if requested, to maintain a shelf registration statement effective with respect to such shares. The Investors are also entitled to participate on a pro rata basis in any registration of our common stock under the Securities Act that we may undertake. In connection with the Corporate Reorganization, Hercules Holding and the Investors entered into a registration rights agreement with HCA Holdings, Inc. that replaces and supersedes the agreement with HCA Inc. but whose terms are substantively the same. A copy of this agreement has been filed as Exhibit 4.21 to our registration statement on Form S-1 filed on March 9, 2011.

Sponsor Management Agreement

In connection with the Merger, we entered into a management agreement with affiliates of each of the Sponsors and certain members of the Frist family, including Thomas F. Frist, Jr., M.D., Thomas F. Frist III and William R. Frist, pursuant to which such entities or their affiliates provided management services to us. The agreement provided that the aggregate annual management fee, initially set at $15 million, increased annually beginning in 2008 at a rate equal to the percentage increase of Adjusted EBITDA (as defined in the Management Agreement) in the applicable year compared to the preceding year. The agreement also provided that we pay a 1% fee in connection with certain subsequent financing, acquisition, disposition and change of control transactions, as well as a termination fee based on the net present value of future payment obligations under the management agreement, in the event of an IPO or under certain other circumstances. The agreement included customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates and the Frists. This agreement was terminated pursuant to its terms upon completion of our IPO, and the Sponsors and certain members of the Frist family were paid a final fee of $207 million, consisting of $26 million for services performed in connection with our IPO and $181 million for the remaining amount payable under this agreement. A copy of this agreement has been filed as Exhibit 10.24 to our registration statement on Form S-1 filed on March 9, 2011.

Other Relationships

Bank of America, N.A. ("Bank of America") acts as administrative agent and is a lender under each of HCA Inc.'s senior secured cash flow credit facility and asset-based revolving credit facility. Affiliates of Bank of America indirectly owned approximately 16% of the shares of the Company prior to the Company's repurchase of such shares in September 2011. We engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of Bank of America, in connection with certain amendments to HCA Inc.'s asset-based revolving credit facility and certain amendments to and the restatement of HCA Inc.'s cash flow credit facility in May 2011. Under that engagement, we paid Merrill Lynch, Pierce, Fenner & Smith Incorporated aggregate fees of approximately $3.967 million relating to those amendments. Merrill Lynch, Pierce, Fenner & Smith Incorporated, was also engaged in connection with the refinancing of HCA Inc.'s asset-based revolving credit facility in September 2011. Under that engagement, we paid Merrill Lynch, Pierce, Fenner & Smith Incorporated $2.5 million in arrangement fees.

Merrill Lynch, Pierce, Fenner & Smith Incorporated also acted as joint book-running manager and a representative of the initial purchasers of the 6.50% senior secured notes due 2020 that HCA Inc. issued on August 1, 2011 (the "outstanding August 2020 notes") and the 7.50% senior notes due 2022 that HCA Inc. issued August 1, 2011 (the "outstanding August 2022 notes"). The proceeds of the issuance of the outstanding August 2020 notes and August 2022 notes were used to repay indebtedness, and Bank of America received its pro rata portion of such repayment. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated received fees of approximately $9.371 million in connection with the issuance of the outstanding August 2020 notes and August 2022 notes.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of Bank of America, acted as a joint book-running manager for our IPO and as a broker for our directed share program and the plan administrator for our equity incentive plans. In 2011, we paid Merrill Lynch, Pierce, Fenner & Smith Incorporated fees of $25.670 million for their role as a joint book-running manager in connection with our IPO and fees of approximately $27,000 for acting as the plan administrator for our equity incentive plans. We did not pay a fee to Merrill Lynch, Pierce, Fenner & Smith Incorporated for acting as a broker for our directed share program.

On September 15, 2011, we entered into an agreement to purchase 80,771,143 shares of our common stock beneficially owned by affiliates of Bank of America Corporation at a purchase price of $18.61 per share, or an aggregate purchase price of approximately $1.5 billion (the "Share Repurchase"). The Share Repurchase was completed on September 21, 2011 and was financed using a combination of cash on hand and borrowings under available credit facilities.

Colleen S. Bracken serves as an attorney in HCA's legal department, and in 2011, Ms. Bracken earned total compensation in respect of base salary and bonus of approximately $144,000 for her services. Ms. Bracken also received certain other benefits, including awards of equity, customary to similar positions within the Company. Ms. Bracken's father-in-law, Richard M. Bracken, is Chairman and CEO of HCA.

Dustin A. Greene serves as the chief operating officer of an HCA-affiliated hospital, and in 2011, Mr. Greene earned total compensation in respect of base salary and bonus of approximately $172,000 for his services. Mr. Greene also received certain other benefits, including awards of equity, customary to similar positions within the Company. Mr. Greene's father-in-law, W. Paul Rutledge, is President-Central Group of HCA.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 1, 2012 for:

- each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;
- each of our directors;
- each of our executive officers named in the Summary Compensation Table; and
- all of our directors and executive officers as a group.

The percentages of shares outstanding provided in the tables are based on 438,204,071 shares of our common stock, par value $0.01 per share, outstanding as of March 1, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares issuable upon the vesting of RSUs or exercise of options that will vest or become exercisable within 60 days of March 1, 2012 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares held by any other individual. The address of each of our directors and executive officers listed below is c/o HCA Holdings, Inc., One Park Plaza, Nashville, Tennessee 37203.

Name of Beneficial Owner	Number of Shares	Percent
Hercules Holding II, LLC	270,189,169(1)	61.7%
Richard M. Bracken	3,877,990(2)	*
John P. Connaughton	(1)	—
Jon M. Foster	245,397(3)	*
Kenneth W. Freeman	(1)	—
Thomas F. Frist III	(1)	—
William R. Frist	405,714 (1)	—
Christopher R. Gordon	(1)	—
Charles J. Hall	1,075,552(4)	*
Samuel N. Hazen	1,551,090(5)	*
R. Milton Johnson	2,561,514(6)	*
Jay O. Light	9,167(7)	*
Michael W. Michelson	(1)	—
James C. Momtazee	(1)	—
Geoffrey G. Meyers	14,167(8)	*
Stephen G. Pagliuca	(1)	—
Wayne J. Riley	—	—
All directors and executive officers as a group (31 persons)	16,102,244(9)	3.6%

* Less than one percent.

(1) Hercules Holding holds 270,189,169 shares, or approximately 61.7%, of our outstanding common stock. Hercules Holding is held by a private investor group, including affiliates of Bain Capital and KKR, and affiliates of our founder Dr. Thomas F. Frist, Jr., including Mr. Thomas F. Frist III and Mr. William R. Frist, who serve as directors. Messrs. Connaughton, Gordon and Pagliuca are affiliated with Bain Capital, whose affiliated funds may be deemed to have indirect beneficial ownership of 89,502,367 shares, or 20.4%, of our outstanding common stock through their interests in Hercules Holding. Messrs. Michelson, Momtazee and Freeman are affiliated with KKR, which indirectly holds 89,502,363 shares, or 20.4%, of our outstanding common stock through the interests of certain of its affiliated funds in Hercules Holding. Thomas F. Frist III and William R. Frist may each be deemed to indirectly, beneficially hold an additional 77,950,963 shares, or 17.8%, of our outstanding common stock through their interests in Hercules Holding. Each of such persons, other than Hercules Holding, disclaims membership in any such group and disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein. The principal office addresses of Hercules Holding are c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, MA 02199; c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025; and c/o Dr. Thomas F. Frist, Jr., 3100 West End Ave., Suite 500, Nashville, TN 37203.

(2) Includes 3,221,537 shares issuable upon exercise of options.

(3) Includes 205,608 shares issuable upon exercise of options.

(4) Includes 1,009,902 shares issuable upon exercise of options.

(5) Includes 1,303,129 shares issuable upon exercise of options.

(6) Includes 2,310,497 shares issuable upon exercise of options.

(7) Includes 4,167 restricted share units issuable upon vesting.

(8) Includes 4,167 restricted share units issuable upon vesting.

(9) Includes 12,880,449 shares issuable upon exercise of options and 8,334 restricted share units issuable upon vesting.

AUDIT AND COMPLIANCE COMMITTEE REPORT

The following Report of the Audit and Compliance Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

In the performance of its oversight function, the Audit and Compliance Committee has reviewed and discussed the audited financial statements with management and the independent registered public accounting firm. The Audit and Compliance Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit and Compliance Committee has received from the independent registered public accounting firm the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit and Compliance Committee concerning independence, and discussed with it the firm's independence from the Company and its management. The Audit and Compliance Committee has considered whether the independent registered public accounting firm's provision of nonaudit services to us is compatible with its independence.

The Audit and Compliance Committee discussed with our internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Audit and Compliance Committee meets with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of the audits of the financial statements, the audit of the effectiveness of our internal control over financial reporting, our progress in assessing the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, and the overall quality of our financial reporting, and reports to the Board of Directors on its findings.

In reliance on the reviews and discussions referred to above, the Audit and Compliance Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the audited financial statements in our filing with the Securities and Exchange Commission of our Annual Report on Form 10-K for the year ended December 31, 2011.

Geoffrey G. Meyers, Chair
Jay O. Light
Wayne J. Riley, M.D.
March 16, 2012

WHERE TO FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith, we file annual, quarterly and current reports and other information with the SEC. This information can be inspected and copied at the Public Reference Room at the SEC's office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such information may also be accessed electronically by means of the SEC's home page on the Internet at http://www.sec.gov. We are an electronic filer, and the SEC maintains an Internet site at http://www.sec.gov that contains the reports and other information we file electronically. Our website address is www.hcahealthcare.com. Please note that our website address is provided as an inactive textual reference only. We make available free of charge, through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on or accessible through our website is not part of this proxy statement.

Nashville, TN
March 16, 2012